February 18, 2008 [redacted]

08001245

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the appointments of new directors and completion of issue of new shares of Galaxy Entertainment Group Limited, dated November 27, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(2) The Company announcement regarding the poll results of extraordinary general meeting, dated November 21, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(3) The Company's announcement regarding notice of extraordinary general meeting, dated November 5, 2007, published (in English and Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(4) The Company's proxy form for use in connection at the extraordinary general meeting or any adjournment thereof;

(5) The Company's circular regarding the possible issue of 323, 384, 000 new shares to Permira Investment Vehicles; possible full repayment of Class 'B' variable rate unsecured loan notes by conversion of Class 'B' variable rate unsecured loan notes into new shares and cash payment to connected persons by, connected transaction for, appointment of new directors and refreshment of general mandate to issue shares of Galaxy Entertainment Group Ltd., dated November 5, 2007;

(6) The Company announcement regarding the delay in dispatch of the circular, dated October 31, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(7) The Company announcement regarding the placing of new shares and resumption of trading, dated October 12, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(8) The Company announcement regarding the suspension of trading, dated October 12, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day;

(9) The Company announcement regarding the possible issue of 323, 384, 000 new shares to Permira Investment Vehicles; possible full repayment of Class 'B' variable rate unsecured loan notes by conversion of Class 'B' variable rate unsecured loan notes into new shares and cash payment to connected persons, connected transaction for, and resumption of trading in shares of Galaxy Entertainment Group Ltd., dated October 11, 2007; and

(10) The Company's announcement regarding suspension of trading, dated October 5, 2007, published (in both English & Chinese language) on the website of Hong Kong Exchanges and Clearing Limited, both on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\42

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

APPOINTMENTS OF NEW DIRECTORS AND
COMPLETION OF ISSUE OF NEW SHARES OF

GALAXY ENTERTAINMENT GROUP LIMITED

COMPLETION OF SALE OF SHARES OF
GALAXY ENTERTAINMENT GROUP LIMITED BY

K. WAH INTERNATIONAL HOLDINGS LIMITED

The Galaxy Directors are pleased to announce that the appointments of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive directors of Galaxy took effect on 27 November 2007 and Completion of the Subscription Agreement and the FRN Agreement took place on 27 November 2007.

The KWIH Directors are also pleased to announce that Completion of the Share Purchase Agreement took place on 27 November 2007.

Reference is made to the joint announcement of Galaxy Entertainment Group Limited ("Galaxy") and K. Wah International Holdings Limited ("KWIH") dated 11 October 2007 and the circular jointly issued by Galaxy and KWIH dated 5 November 2007 ("Circular"). Unless otherwise defined, capitalised terms used herein have the same meanings as those defined in the Circular.

The Galaxy Directors are pleased to announce that the appointments of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive directors of Galaxy took effect on 27 November 2007 and that as all the conditions of the Subscription Agreement and the FRN Agreement have been fulfilled, Completion of the Subscription Agreement and the FRN Agreement took place on 27 November 2007.

The KWIH Directors are also pleased to announce that as all the conditions of the Share Purchase Agreement have been fulfilled, Completion of the Share Purchase Agreement took place on 27 November 2007.

The following are brief details of the two new Galaxy Directors:-

Dr. Martin Clarke, aged 51, became a Partner at Permira in 2004 and is Head of the Consumer Sector at Permira. He has worked on a number of transactions including Gala Coral Group, New Look, Principal Hotels and Telepizza. He has over 20 years of experience of private equity. Prior to joining Permira, he was one of the founder directors of PPMV, the private equity arm of Prudential plc. Martin was involved in developing the business from a small UK-focused operation to a team of over 35 professionals based in London, Europe and the Far East. He was involved in over 20 deals, with a particular interest in the consumer, leisure and retail sectors. He holds MA and PhD degrees in History from Cambridge University, England.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Dr. Clarke does not hold any position with the Galaxy Group. In the last three years preceding the date hereof, Dr. Clarke has not been a director of any listed public companies.

Mr. Guido Paolo Gamucci, aged 55, is Chairman of Permira's Asia Pacific operations, having previously managed its Milan office. He is a Partner in Permira. He has worked on numerous transactions including DinoSol Supermercados, EEMS, Ferretti Group and Seat PG. Prior to joining Permira in 1997, he spent six years with UBS Capital in Italy as Founding Partner and Managing Director. Previously Mr. Gamucci worked at Citicorp in Italy, as Deputy Head of Investment Banking and Country Treasurer for Italy. He has a degree in Mechanical Engineering from the University of Rome, Italy, and an MBA from INSEAD, France.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Mr. Gamucci does not hold any position with the Galaxy Group. In the last three years preceding the date hereof, Mr. Gamucci has been a director of Seat Pagine Gialle SpA (a company listed on the Milan Stock Exchange) from 1 August 2003 to 30 September 2005 and EEMS Italia SpA (a company listed on the Milan Stock Exchange) from 24 May 1999 to 8 November 2006.

Mr. Gamucci was a director of MWCR SpA ("MWCR"), an Italian company which was involved in the assembly, sale and maintenance of cash registers, between 18 March 2000 and 16 December 2005. On 6 September 2006, the members of MWCR decided to put the company into voluntary liquidation and on 8 February 2007 the company was admitted to a court-controlled settlement process in Italy with creditors for a total amount of approximately €150 million (about HK$1,732.5 million).

There is no written director's service contract between Galaxy and Dr. Clarke or Mr. Gamucci. They are not appointed for any specific length of service but their terms as Galaxy Directors are subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. Their directors' emoluments comprise annual director's fees (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of Galaxy). Their emoluments are determined by reference to their duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Dr. Clarke and Mr. Gamucci do not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that they are Permira Directors. As at the date hereof, they have no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the appointments of Dr. Clarke and Mr. Gamucci that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

The Galaxy Board would like to express its warm welcome to Dr. Clarke and Mr. Gamucci on their appointments.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

At the date of this announcement, the executive directors of KWIH are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 November 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

銀河娛樂集團有限公司

委任新董事及完成發行新股

嘉華國際集團有限公司

完成出售銀河娛樂集團有限公司股份

銀河娛樂董事欣然宣佈，Martin Clarke 博士及 Guido Paolo Gamucci 先生獲委任爲銀河娛樂之非執行董事，由二零零七年十一月二十七日起生效，認購協議及浮息票據協議已於二零零七年十一月二十七日完成。

嘉華國際董事亦欣然宣佈，股份出讓協議已於二零零七年十一月二十七日完成。

謹此提述銀河娛樂集團有限公司（「銀河娛樂」）及嘉華國際集團有限公司（「嘉華國際」）刊發日期爲二零零七年十月十一日之聯合公佈，及銀河娛樂及嘉華國際刊發日期爲二零零七年十一月五日之聯合通函（「通函」）。除文義另有所指外，本公佈所用詞彙與通函所界定者具有相同涵義。

銀河娛樂董事欣然宣佈，Martin Clarke 博士及 Guido Paolo Gamucci 先生獲委任爲銀河娛樂之非執行董事，由二零零七年十一月二十七日起生效，以及由於認購協議及浮息票據協議之所有條件已達成，認購協議及浮息票據協議已於二零零七年十一月二十七日完成。

嘉華國際董事亦欣然宣佈，由於股份出讓協議之所有條件已達成，股份出讓協議已於二零零七年十一月二十七日完成。

兩名新任銀河娛樂董事簡歷如下：

Martin Clarke 博士，51 歲，於二零零四年成爲 Permira 合夥人，現爲 Permira 消費者部主管。彼曾參與之交易包括 Gala Coral Group、New Look、Principal Hotels 及 Telepizza。彼具備超過二十年私人股權經驗，加盟 Permira 前，彼乃 Prudential plc 屬下私人股權公司 PPMV 創辦董事之一，曾參與發展業務，由專注英國業務之小規模經營發展至擁有逾三十五名專業人員派駐倫敦、歐洲及遠東地區之隊伍。彼亦曾參與超過二十宗交易，並特別對消費、休閒及零售業務感興趣。彼擁有英國劍橋大學歷史碩士及博士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Clarke 博士並無於銀河娛樂集團出任任何職位。於本公佈日期前過去三年，Clarke 博士並無於任何上市公司擔任董事職務。

Guido Paolo Gamucci 先生，55 歲，現爲 Permira 亞太區業務主席及 Permira 合夥人，曾管理 Permira 米蘭辦事處。彼曾參與多宗交易，當中包括 DinoSol Supermercados、EEMS、Ferretti 集團及 Seat PG 之項目。於一九九七年加入 Permira 前，彼曾任職意大利 UBS Capital 六年，爲創辦合夥人兼董事總經理。此前，彼於意大利 Citicorp 任職投資銀行副主管及意大利區司庫。彼擁有意大利羅馬大學機械工程學士學位及法國 INSEAD 商學院工商管理碩士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Gamucci 先生並無於銀河娛樂集團出任任何職位。於本公佈日期前過去三年，Gamucci 先生曾於二零零三年八月一日至二零零五年九月三十日爲一家於米蘭證券交易所(Milan Stock Exchange)上市之公司 Seat Pagine Gialle SpA 之董事，另曾於一九九九年五月二十四日至二零零六年十一月八日爲一家於米蘭證券交易所上市之公司 EEMS Italia SpA 之董事。

Gamucci 先生於二零零零年三月十八日至二零零五年十二月十六日期間爲一間意大利公司 MWCR SpA（「MWCR」）之董事，該公司從事現金出納機之裝配、銷售及保養。於二零零六年九月六日，MWCR 之成員決定將該公司進行自動清盤，並於二零零七年二月八日，該公司就爲數達 150,000,000 歐元（約 1,732,500,000 港元）之債項進入以法庭管制之清算程序。

銀河娛樂與 Clarke 博士或 Gamucci 先生概無訂立書面董事服務合約。彼等之委任並無特定任期，惟彼等作爲銀河娛樂董事之任期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連任。彼等之董事酬金包括年度董事袍金（將由銀河娛樂董事會建議並於下一年銀河娛樂股東週年大會

上經銀河娛樂股東批准）。彼等之董事酬金乃參考彼等於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除作爲 Permira 董事外，Clarke 博士及 Gamucci 先生與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於本公佈日期，彼等並無持有證券及期貨條例第 XV 部所界定之任何銀河娛樂股份權益。

除本公佈披露者外，銀河娛樂董事會並不知悉有任何其他有關委任 Clarke 博士及 Gamucci 先生之事宜須知會銀河娛樂股東，亦無任何根據上市規則第 13.51(2)條第(h)至(v)段之規定須予披露之資料。

銀河娛樂董事會對 Clarke 博士及 Gamucci 先生之委任謹致以熱切歡迎。

於本公佈日期，銀河娛樂執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

於本公佈日期，嘉華國際之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士，以及獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命	承董事會命
銀河娛樂集團有限公司	**嘉華國際集團有限公司**
公司秘書	公司秘書
陳麗潔	**陳明德**

香港，二零零七年十一月二十七日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

The Galaxy Directors are pleased to announce that each of the ordinary resolutions as set out in the Notice of Galaxy EGM was duly passed by way of a poll at the Galaxy EGM held on 21 November 2007.

Reference is made to the joint announcement of Galaxy Entertainment Group Limited ("Galaxy") and K. Wah International Holdings Limited ("KWIH") dated 11 October 2007 ("Announcement"), the circular jointly issued by Galaxy and KWIH dated 5 November 2007 ("Circular") and the notice of the Galaxy EGM set out in the Circular ("Notice of Galaxy EGM"). Terms defined in the Announcement and the Circular have the same meanings when used herein.

The Galaxy Directors are pleased to announce that each of the ordinary resolutions as set out in the Notice of Galaxy EGM ("Ordinary Resolutions") was duly passed by way of a poll at the Galaxy EGM held on 21 November 2007.

In accordance with the Listing Rules, the Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates, who together control or are entitled to exercise control over 2,335,840,585 Galaxy Shares, representing approximately 67.6% of the voting rights of Galaxy, abstained from voting on Ordinary Resolutions Nos. 1, 2 and 3 at the Galaxy EGM. City Lion, KWIH, Dr. Lui and his spouse and their respective associates, who together control or are entitled to exercise control over 1,996,590,782 Galaxy Shares, representing approximately 57.8% of the voting rights of Galaxy, abstained from voting on Ordinary Resolutions Nos. 4 and 5.

The total number of Galaxy Shares in issue at the date of the Galaxy EGM was 3,453,885,361 Galaxy Shares. There were 1,118,044,776 Galaxy Shares entitling the holders to attend and vote for or against Ordinary Resolutions Nos. 1, 2 and 3 at the Galaxy EGM and there were no Galaxy Shares entitling the holders to attend and vote only against Ordinary Resolutions Nos. 1,

2 and 3 at the Galaxy EGM. There were 1,457,294,579 Galaxy Shares entitling the holders to attend and vote for or against Ordinary Resolutions Nos. 4 and 5 at the Galaxy EGM and there were 1,996,590,782 Galaxy Shares entitling the holders to attend and vote only against Ordinary Resolutions Nos. 4 and 5 at the Galaxy EGM.

The results of the voting taken on a poll at the Galaxy EGM were as follows:-

	Number of Shares Voted (%)	
	For	**Against**
Ordinary Resolution No. 1	493,633,275 (89.83%)	55,911,000 (10.17%)
Ordinary Resolution No. 2	550,442,281 (99.93%)	368,673 (0.07%)
Ordinary Resolution No. 3	550,442,281 (99.93%)	368,673 (0.07%)
Ordinary Resolution No. 4	380,233,750 (66.77%)	189,269,204 (33.23%)
Ordinary Resolution No. 5	382,001,176 (67.08%)	187,461,778 (32.92%)

As more than 50% of the votes cast at the Galaxy EGM were cast in favour of each of the Ordinary Resolutions, each of the Ordinary Resolutions was duly passed as an ordinary resolution of Galaxy.

Galaxy's share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, acted as the scrutineers for the purpose of ascertaining the number of votes cast on each of the Ordinary Resolutions at the Galaxy EGM.

As at the date of this announcement, the executive directors of Galaxy are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of Galaxy are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors of Galaxy are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 21 November 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）
（股份代號：27）

股東特別大會投票結果

銀河娛樂董事欣然宣佈，於二零零七年十一月二十一日舉行的銀河娛樂股東特別大會上，每項詳列於銀河娛樂股東特別大會通告內之普通決議案均已按投票表決之方式獲正式通過。

謹此提述銀河娛樂集團有限公司（「銀河娛樂」）及嘉華國際集團有限公司（「嘉華國際」）刊發日期爲二零零七年十月十一日之聯合公佈（「該公佈」）、銀河娛樂及嘉華國際刊發日期爲二零零七年十一月五日之聯合通函（「通函」）及於通函內刊載之銀河娛樂股東特別大會之通告（「銀河娛樂股東特別大會通告」）。本公佈所用詞彙與該公佈及通函所界定者具有相同涵義。

銀河娛樂董事欣然宣佈，於二零零七年十一月二十一日舉行的銀河娛樂股東特別大會上，每項詳列於銀河娛樂股東特別大會通告內之普通決議案（「普通決議案」）均已按投票表決之方式獲正式通過。

根據上市規則，主要股東（包括票據持有人）、嘉華國際、呂氏家族成員及彼等各自之聯繫人士共同控制或有權行使控制 2,335,840,585 股銀河娛樂股份，佔銀河娛樂表決權約 67.6%，已於銀河娛樂股東特別大會上就第 1、2 及 3 項普通決議案放棄表決。City Lion 、嘉華國際、呂博士以及彼之配偶及彼等各自聯繫人士共同控制或有權行使控制 1,996,590,782 股銀河娛樂股份，佔銀河娛樂表決權約 57.8%，已就第 4 及 5 項普通決議案放棄表決。

於銀河娛樂股東特別大會舉行日期，已發行銀河娛樂股份總數爲 3,453,885,361 股銀河娛樂股份。1,118,044,776 股銀河娛樂股份賦予其持有人權利出席銀河娛樂股東特別大會，並可在會上投票贊成或反對第 1、2 及 3 項普通決議案，概無任何銀河娛樂股份

賦予其持有人權利出席銀河娛樂股東特別大會，並僅可在會上投票反對第 1、2 及 3 項普通決議案。1,457,294,579 股銀河娛樂股份賦予其持有人權利出席銀河娛樂股東特別大會，並可在會上投票贊成或反對第 4 及 5 項普通決議案，1,996,590,782 股銀河娛樂股份賦予其持有人權利出席銀河娛樂股東特別大會，並僅可在會上投票反對第 4 及 5 項普通決議案。

在銀河娛樂股東特別大會上進行的投票表決結果如下：

	已投票之股份數目 (%)	
	贊成	反對
第一項普通決議案	493,633,275 (89.83%)	55,911,000 (10.17%)
第二項普通決議案	550,442,281 (99.93%)	368,673 (0.07%)
第三項普通決議案	550,442,281 (99.93%)	368,673 (0.07%)
第四項普通決議案	380,233,750 (66.77%)	189,269,204 (33.23%)
第五項普通決議案	382,001,176 (67.08%)	187,461,778 (32.92%)

由於在銀河娛樂股東特別大會上超過 50% 票數投票贊成每項普通決議案，所以每項普通決議案獲正式通過爲銀河娛樂之普通決議案。

銀河娛樂的股份過戶登記處香港中央證券登記有限公司（地址爲香港灣仔皇后大道東 183 號合和中心 17 樓 1712-1716 室）擔任監票人，在銀河娛樂股東特別大會上負責每項普通決議案的點票事宜。

於本公佈日期，銀河娛樂執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士；銀河娛樂非執行董事爲鄭慕智先生及唐家達先生；而銀河娛樂獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年十一月二十一日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galaxy Entertainment Group Limited (the "Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 10:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions with or without amendment:

ORDINARY RESOLUTIONS

1. **"THAT:**

(a) the authorised share capital of the Company be increased from HK$688,800,000 to HK$900,000,000 by the creation of an additional 2,112,000,000 shares of HK$0.10 each, which new shares shall rank *pari passu* in all respects with the existing shares in the capital of the Company;

(b) each of:

(i) the Subscription Agreement (the "Subscription Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by, ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of in aggregate 323,384,000 new shares in the Company;

(ii) the Investors' Rights Agreement (the "Investors' Rights Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, Permira IV L.P.1, City Lion Profits Corp., Super Focus Company Limited, Mark Liaison Limited, Premium Capital Profits Limited, Dr. Che-woo Lui, Recurrent Profits Limited, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu concerning ENB LUX 1 S.à.r.l's right to appoint directors to the board of the Company, amongst other things;

(iii) the FRN Conversion and Repayment Agreement (the "FRN Agreement") dated 8 October, 2007 between the Company, City Lion Profits Corp. and Recurrent Profits Limited in relation to the conversion and repayment of the "Class B" Variable Rate Unsecured Loan Notes in aggregate principal amount of HK$2,371,805,067 issued by the Company on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;

(copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in those agreements and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to those agreements and the arrangements contemplated thereunder including but not limited to the issue of the Subscription Shares referred to in the Subscription Agreement and the Conversion Shares referred to in the FRN Agreement; and

(c) without prejudice to the generality of para (b) of this resolution the Directors of the Company be and are hereby authorised to issue any shares that may fall to be issued under the Anti-Dilution Rights granted in the Subscription Agreement up to a maximum number of 510,358,272 shares under authority of the general mandate to issue shares granted to the Directors at the annual general meeting of the Company held on 26 June, 2007."

2. "**THAT** Martin Clarke be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

3. "**THAT** Guido Paolo Gamucci be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

4. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; and (bb) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 330,179,136 shares, being 10% of the share capital of the Company in issue on 26 June, 2007 pursuant to the authority granted by the Shareholders on that day), and this approval shall be limited accordingly, and

(c) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

5. "**THAT** conditional upon the passing of the resolution numbered 4 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the resolution numbered 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the shareholders at the annual general meeting held on 26 June, 2007, provided that such amount shall not exceed 330,179,136 shares, being 10% of the aggregate nominal amount of the issued share capital of the Company at the date of such annual general meeting."

By Order of the Board
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Dated 5 November, 2007

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

Notes:

1. A blue form of proxy to be used for the meeting is enclosed with the circular posted to the members. Completion and return of the blue form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and, in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong (marked for the attention of the Company Secretary) not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. All the resolutions will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

股東特別大會通告

茲通告銀河娛樂集團有限公司(「本公司」)謹訂於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將提呈為普通決議案之決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

(a) 藉增設2,112,000,000股每股面值0.10港元之額外股份，將本公司之法定股本由688,800,000港元增加至900,000,000港元，該等新股份在各方面將與本公司股本內之現有股份享有同等權利；

(b) 批准、追認及確認：

(i) 本公司、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購合共323,384,000股本公司新股份之認購協議(「認購協議」)；

(ii) 本公司、ENB LUX 1 S.à.r.l、Permira IV L.P.1、City Lion Profits Corp.、Super Focus Company Limited、Mark Liaison Limited、Premium Capital Profits Limited、呂志和博士、Recurrent Profits Limited、呂耀東先生及鄧呂慧瑜女士就(其中包括) ENB LUX 1 S.à.r.l委任董事加入本公司董事會之權利所訂立日期為二零零七年十月八日之投資者權利協議(「投資者權利協議」)；

(iii) 本公司、City Lion Profits Corp.及Recurrent Profits Limited就兑換及償還本公司於二零零五年七月二十二日發行(其後於二零零六年一月十四日修訂)本金額合共2,371,805,067港元並須於二零零八年九月三十日償還之「B類」浮息無抵押貸款票據所訂立日期為二零零七年十月八日之浮息票據兑換及償還協議(「浮息票據協議」),

分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別;並授權本公司董事實行該等協議所述之一切交易,並進行彼等認為達成該等協議及據此擬進行之安排乃屬必要或權宜之一切行動及事宜並簽立一切有關文件,包括但不限於按認購協議所述發行認購股份及按浮息票據協議所述發行兑換股份;及

(c) 在不損害本決議案(b)段所述之一般性原則下,授權本公司董事,按於二零零七年六月二十六日舉行之股東週年大會上授予董事發行股份之一般授權下之權力,發行根據認購協議所賦予反攤薄權利項下可能須予發行最多不超過510,358,272股股份。」

2. 「**動議**委任Martin Clarke為本公司董事,由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

3. 「**動議**委任Guido Paolo Gamucci為本公司董事,由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

4. 「**動議**:

(a) 在下文(b)段之規限下,一般性及無條件批准本公司董事於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份,並作出或授出可能須於有關期間或之後行使有關權力之售股建議、協議及購股權;

(b) 本公司董事依據上文(a)段批准配發或同意有條件或無條件配發(不論依據購股權或其他方式配發)之股本面值總額，除根據下述各項外：

(i) 配售新股；

(ii) 按照本公司所發行任何認股權證或可轉換為本公司股份之任何證券之條款下認購或轉換權獲行使；

(iii) 本公司當時根據香港聯合交易所有限公司證券上市規則採納以授出或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排下任何購股權獲行使；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似安排以配發股份，以代替本公司股份之全部或部分股息，

不得超過以下各項之總和：(aa)本公司於本決議案通過之日已發行股本面值總額20%；及(bb)本公司於本決議案通過後購回之本公司股本面值(最多不得超過於二零零七年六月二十六日股東作出授權當日本公司已發行股本之10%，即330,179,136股股份)，而此項批准亦須受此限制；及

(c) 就本議案而言：

「**配售新股**」指本公司董事會於訂定期間內向於指定記錄日期在股東名冊內登記之本公司股份持有人，按其當時持股比例配售新股之建議，惟本公司董事有權就零碎股份或考慮到任何香港以外地區之法律或該等地區任何認可監管機構或證券交易所之規定之任何限制或責任後，作出彼等認為必要或權宜權利以取消或作出其他安排；及

「**有關期間**」指本決議案通過之日起至下列最早發生日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定須舉行下屆股東週年大會之期限屆滿；或

(iii) 本公司股東於股東大會以普通決議案撤銷或修改本決議案所作出之授權。」

5. 「**動議**待召開本大會通告內第4項決議案獲通過後，擴大根據第4項決議案(a)段向本公司董事授出行使本公司權力之一般授權，加入本公司按於二零零七年六月二十六日舉行之股東週年大會上股東作出之授權而購回本公司股本面值總額之金額，惟有關數目不得超過330,179,136 股股份，即於該股東週年大會當日本公司已發行股本面值總額之10%。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

二零零七年十一月五日

註冊辦事處：
香港
中環
夏愨道10號
和記大廈
16樓1606室

附註：

1. 適用於大會之藍色代表委任表格已隨通函寄予股東。本公司股東填妥及交回藍色代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由委任代表代為作出。受委任代表毋須為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權之授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之授權人簽署。

4. 委任代表之文件連同簽署授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環夏愨道10號和記大廈16樓1606室（註明致公司秘書收），方為有效；倘無交回，代表委任文件將不被視作有效。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就有關股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DELAY IN DISPATCH OF THE CIRCULAR

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF, GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTION FOR, K. WAH INTERNATIONAL HOLDINGS LIMITED

Each of Galaxy and KWIH has applied to the Stock Exchange for a waiver of strict compliance with the Listing Rules to permit a delay in dispatch of the circular in connection with a connected transaction of Galaxy and a major and connected transaction of KWIH. The Galaxy Board and the KWIH Board expect that the circular will be dispatched on or before 6 November 2007.

Galaxy and KWIH made a joint announcement on 11 October 2007 ("Announcement") in connection with a connected transaction of Galaxy and a major and connected transaction of KWIH. Terms used herein have the meanings ascribed to them in the Announcement unless the context otherwise requires.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, each of Galaxy and KWIH is required to dispatch a circular in respect of the transactions to its shareholders within 21 days after publication of the Announcement, that is, on or before 1 November 2007.

In view of the time required to bulk print and dispatch the circular each of Galaxy and KWIH has applied to the Stock Exchange for a waiver of strict compliance with the Listing Rules to permit a delay in dispatch of the circular. The Galaxy Board and the KWIH Board expect that the circular will be dispatched on or before 6 November 2007.

At the date of this announcement, the executive directors of KWIH are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 31 October 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

延遲寄發通函

銀河娛樂集團有限公司
可能向PERMIRA投資工具發行323,384,000股新股
可能透過將「B」類浮息無抵押貸款票據兌換為新股
及支付現金向關連人士
悉數償還「B」類浮息無抵押貸款票據
之關連交易、委任新董事
及更新發行股份之一般授權

嘉華國際集團有限公司
之主要及關連交易
可能向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份

銀河娛樂及嘉華國際已各自向聯交所申請豁免嚴格遵守上市規則，以准許延遲寄發有關銀河娛樂之關連交易以及嘉華國際之主要及關連交易之通函。銀河娛樂董事會及嘉華國際董事會預期將於二零零七年十一月六日或之前寄發通函。

於二零零七年十月十一日，銀河娛樂及嘉華國際刊發聯合公佈（「公佈」），內容有關銀河娛樂之關連交易以及嘉華國際之主要及關連交易。除文義另有所指外，本公佈所用詞彙與公佈所界定者具有相同涵義。

根據上市規則第14.38及第14A.49條，銀河娛樂及嘉華國際須各自於刊發公佈後21天內，即於二零零七年十一月一日或之前就有關交易向其股東寄發通函。

由於刊印及寄發通函需時，銀河娛樂及嘉華國際已各自向聯交所申請豁免嚴格遵守上市規則，以准許延遲寄發通函。銀河娛樂董事會及嘉華國際董事會預期將於二零零七年十一月六日或之前寄發通函。

於本公佈日期，嘉華國際之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，銀河娛樂之執行董事為呂志和博士（主席）、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命	承董事會命
銀河娛樂集團有限公司	**嘉華國際集團有限公司**
公司秘書	*公司秘書*
陳麗潔	**陳明德**

香港，二零零七年十月三十一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PLACING OF NEW SHARES AND RESUMPTION OF TRADING

Placing agent

Merrill Lynch

Merrill Lynch Far East Limited

On 11 October 2007, the Company and the Placing Agent entered into the Placing Agreement pursuant to which the Placing Agent conditionally agreed, as agent of the Company, to procure (either itself or through its affiliates) Independent Third Parties to subscribe for, or failing which itself to subscribe for, the Placing Shares at the Placing Price of HK$8.58 per Placing Share.

Completion of the Placing is subject to, among other things, the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Placing Shares. If any of the Placing Conditions is not fulfilled, the Placing will not proceed.

The number of 150,000,000 Placing Shares represents 4.5% of the entire issued share capital of the Company of 3,302,814,361 Shares as at the date of this announcement and approximately 4.3% of the Company's entire issued share capital as enlarged by the Placing. The net proceeds from the Placing of approximately HK$1,252,818,000 (assuming the Placing Shares are fully placed) will be used to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, and (iv) general working capital purposes.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company from 2:30 p.m. on 5 October 2007 pending the release of the Notifiable Transactions Announcement and remain suspended from 9:30 a.m. on 12 October 2007 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 15 October 2007.

THE PLACING AGREEMENT

Date: 11 October 2007

Issuer: the Company

Placing Agent: Merrill Lynch Far East Limited, a corporation licensed in Hong Kong to conduct business in types 1, 4 and 6 (dealing in securities, advising on securities and advising on corporate finance) of the regulated activities under the SFO.

The Placing Agent and its ultimate beneficial owners are Independent Third Parties.

Placees: The Placing Agent agreed to procure (either itself or through its affiliates) Independent Third Parties to subscribe for, or failing which, itself to subscribe for the Placing Shares at the Placing Price. The Placing Shares will be placed to not less than six placees which will be professional, institutional and/or other investors that are Independent Third Parties. It is expected that no placee will become a substantial shareholder (as defined in the Listing Rules) immediately following completion of the Placing.

Number of Placing Shares: 150,000,000 new Shares, to be issued by the Company and placed by the Placing Agent. Assuming the Placing Shares are fully placed, the Placing Shares shall represent (i) 4.5% of the entire issued share capital of the Company of 3,302,814,361 Shares as at the date of this announcement; and (ii) approximately 4.3% of the Company's entire issued share capital as enlarged by the Placing.

Placing Price: HK$8.58 per Placing Share. The Placing Price was agreed after arm's length negotiations between the Company and the Placing Agent, with reference to, among other things, the recent trading price of the Shares on the Stock Exchange. The Placing Price represents:

(a) a discount of 4.7% to the closing price of HK$9.00 per Share as quoted on the Stock Exchange at 2:30 p.m. on 5 October 2007, being the last trading day of the Shares immediately before the signing of the Placing Agreement on 11 October 2007; and

(b) a discount of approximately 4.5% to the average closing price of HK$8.98 per Share as quoted on the Stock Exchange for the 5 trading days of the Shares immediately before the date of the Placing Agreement of 11 October 2007;

Placing Period: The Placing will be carried out during the period from the date of the Placing Agreement to the Closing Date.

Ranking of Placing Shares: The Placing Shares, when issued and fully paid, will rank *pari passu* among themselves and with the Shares in issue at the time of issue and allotment of the Placing Shares.

Termination of the Placing: The Placing Agent may by notice to the Company given at any time prior to the Closing Date, terminate the Placing Agreement in any of the following circumstances, including:

(a) if any of the Placing Shares is not delivered by the Company as provided in the Placing Agreement;

(b) there having occurred the following and in the opinion of the Placing Agent, is likely to or may prejudice materially the success of the Placing:

(i) any event, or series of events, beyond the reasonable control of the Company (including, without limitation, acts of government, strikes, labour disputes, lock-outs, fire, explosion, flooding, civil commotion, economic sanctions, epidemic, terrorism, acts of war and acts of God);

(ii) any adverse change, or development (whether or not permanent) involving a prospective adverse change, in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Group as a whole, whether or not arising in the ordinary course of business;

(iii) any change or any development (whether or not permanent) involving a prospective change or any crisis in local, national or international monetary, financial, economic, legal, taxation or political conditions (including, without limitation, conditions in the stock market, in the foreign exchange market, inter-bank market, money market and conditions with respect to interest rates in Hong Kong, Macau or otherwise) or foreign exchange controls in Hong Kong, Macau and overseas or any occurrence of a combination of any such changes or developments or crises or any deterioration of any such conditions;

(iv) any local, national or international occurrence, outbreak or escalation of hostilities whether war had been declared or not, or insurrection or armed conflict (whether or not involving financial markets); or

(v) any suspension of or material restriction on dealings in the Shares on the Stock Exchange (except for any suspension of dealings in the Shares caused by or due to this announcement), or any suspension of or material restriction on trading generally on any Hong Kong, United States, PRC or United Kingdom stock exchange, or any requirement on minimum or maximum prices for trading, or maximum ranges for prices, by any such exchange or system or by order of the Stock Exchange, the United States Securities and Exchange Commission, the United States National Association of Securities Dealers, Inc. or any governmental authority, or any occurrence of material disruption in commercial banking or securities settlement or clearance services in Hong Kong, Macau or the United States or any banking moratorium declared by Hong Kong, Macau, United States Federal or New York authorities;

(c) there having developed, occurred or come into force the introduction of any new law or regulation or change in existing laws or regulations (or the judicial interpretation thereof) or any other similar event which in the opinion of the Placing Agent has or is likely to have a material adverse effect on the business or financial condition of the Company; or

(d) if any of the Placing Conditions is not fulfilled or waived by the Placing Agent (as the case may be) by the time scheduled for completion of the Placing.

Placing Conditions: The Placing is conditional, *inter alia*, upon:

(a) the Listing Committee of the Stock Exchange granting listing of and permission to deal in, all of the Placing Shares and to the extent such approval is subject to any conditions, the satisfaction in full of all such conditions; and

(b) there have not come to the attention of the Placing Agent at any time prior to completion of the Placing (i) any breach of, or any event rendering untrue, inaccurate or misleading in any material respect, any of the representations, warranties or undertakings of the Company set out in the Placing Agreement; or (ii) any breach of, or failure to perform, any of the other obligations of the Company required to be performed at or before completion of the Placing;

The Company has undertaken to use all reasonable endeavours to procure the fulfillment of the Placing Conditions set out above and shall furnish such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may be reasonably required by the Placing Agent, the Stock Exchange or the Securities and Futures Commission in connection with the fulfillment of the Placing Conditions.

The Placing Agent may, at any time in its absolute discretion, waive any or all of the Placing Conditions (other than Placing Condition (a) above) or extend the deadline for the fulfillment of such conditions by such number of days or in such manner as it may in its absolute discretion determine.

If any of the Placing Conditions shall not have been fulfilled or waived by the Placing Agent (as the case may be) by the time scheduled for completion of the Placing, the Placing Agreement and the obligations of the Placing Agent shall cease and terminate at that time (or such earlier time as the relevant condition(s) shall have become incapable of fulfillment and the Placing Agent shall have determined not to waive fulfillment and notified the same in writing to the Company) except in relation to obligations, agreements and liabilities arising prior to such termination of the Placing Agreement and provisions of the Placing Agreement relating to Placing commission, brokerage and expenses payable by the Company and warranties and indemnity given by the Company.

Application will be made to the Stock Exchange for the approval for the listing of and permission to deal in the Placing Shares.

Completion of the Placing: Completion of the Placing shall take place on the Closing Date.

General Mandate: The Placing Shares will be issued pursuant to the general mandate to allot and issue Shares granted to the Directors by resolution of the Shareholders passed at the Company's general meeting held on 26 June 2007. The general mandate had not been used prior to entering into the Placing Agreement and a maximum of 660,358,272 Shares is available under it.

Undertaking: The Company undertook to the Placing Agent that for a period of 90 days from the date of the Placing Agreement, it will not issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for Shares) or enter into a transaction (including a derivative transaction) having an economic effect similar to that of a sale or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise or publicly announce any intention to issue, offer, lend, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, any Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) or enter into any swap or similar agreement described above or deposit any Shares (or any securities convertible into or exchangeable for Shares) in any depositary receipt facility, without the prior written consent of the Placing Agent, other than, *inter alia*, (i) the issue and allotment of the Placing Shares pursuant to the Placing Agreement, (ii) the issue and allotment of 323,384,000 Shares pursuant to the subscription agreement dated 8 October 2007 and made between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l. and Permira IV L.P.1, (iii) the issue and allotment of 156,804,000 Shares pursuant to the FRN conversion and repayment agreement dated 8 October 2007 and made between the Company, City Lion Profits Corp. and Recurrent Profits Limited (as noteholders), (iv) Shares to be issued upon exercise of warrants to purchase or subscribe Shares, or upon conversion of securities convertible into Shares, in each case, outstanding on the date of the Placing Agreement, and (v) Shares (or any securities convertible into or exchangeable for or which carry rights to subscribe or purchase Shares) issued, offered, allotted, appropriated, modified or granted to current or former employees (including Directors) of the Group and/or associated companies or persons related to such current or former employees (including Directors) of the Group and/or associated companies, directly or indirectly, pursuant to any employee share scheme or arrangement for any one or more employees generally or as required by law.

US SELLING RESTRICTIONS

The Placing Shares have not been and will not be registered under the Securities Act and will not be offered or sold within the US except pursuant to an exemption from the registration requirements of the Securities Act. The Placing Agent has arranged for the offer and sale of the Placing Shares outside the US, and will arrange for the offer and sale of the Placing Shares outside the US, only in accordance with Rule 903 of Regulation S of the Securities Act or if inside the US pursuant to an applicable exemption from the registration requirements of the Securities Act. Accordingly, neither the Placing Agent, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Placing Shares. In connection with any offer or sale of the Placing Shares in the US by the Placing Agent (through its US agent) to investors who it reasonably believes are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), the Placing Agent and its affiliates has not directly, or through any agent, engaged in any form of general solicitation or general advertising (as those terms are used in Regulation D of the Securities Act) in connection with the offering of the Placing Shares.

EFFECT OF THE PLACING ON SHAREHOLDING

Reference is made to the Notifiable Transactions, the Employee Options and the Galaxy Convertible Bonds disclosed in the Notifiable Transactions Announcement of the Company dated 11 October 2007. It is currently expected that the completion of the Placing will occur before the Completion of the Notifiable Transactions.

The shareholdings in the Company (i) at the date of this Announcement; (ii) at completion of the Placing; (iii) at completion of Placing and Notifiable Transactions; (iv) at completion of Placing and Notifiable Transactions and full exercise of Employee Options; (v) at completion of Placing and Notifiable Transactions and full conversion of Galaxy Convertible Bonds; and (vi) at completion of Placing and Notifiable Transactions, full exercise of Employee Share Options and full conversion of Galaxy Convertible Bonds are and will be as set out below:

Shareholders	**Immediately before the Placing**		**Immediately after the Placing**		**Immediately after Placing and Completion of the Notifiable Transactions**	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Major Shareholders (including the Noteholders)	1,496,551,874	45.31	1,496,551,874	43.34	1,653,355,874	42.04
Lui Family members (other than Major Shareholders)	224,304,664	6.79	224,304,664	6.50	224,304,664	5.70
KWIH	614,984,047	18.62	614,984,047	17.81	162,484,047	4.13
Directors (other than Lui Family members)	2,752,533	0.08	2,752,533	0.08	2,752,533	0.07
Other connected persons of the Company	82,250,410	2.49	82,250,410	2.38	82,250,410	2.09
Permira Fund	—	—	—	—	775,884,000	19.73
Placees	—	—	150,000,000	4.34	150,000,000	3.81
Public shareholders (other than the Placees)	881,970,833	26.70	881,970,833	25.54	881,970,833	22.42
Total	**3,302,814,361**	**100**	**3,452,814,361**	**100**	**3,933,002,361**	**100**

Shareholders	Immediately after Placing, Completion of the Notifiable Transactions and full exercise of Employee Options		Immediately after Placing, Completion of the Notifiable Transactions and full conversion of Galaxy Convertible Bonds		Immediately after Placing, Completion of the Notifiable Transactions, full exercise of Employee Options and full conversion of Galaxy Convertible Bonds	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Major Shareholders (including the Noteholders)	1,676,395,874	42.19	1,653,355,874	39.96	1,676,395,874	40.12
Lui Family members (other than Major Shareholders)	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45
KWIH	162,484,047	4.09	162,484,047	3.93	162,484,047	3.89
Directors (other than Lui Family members)	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17
Other connected persons of the Company	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97
Permira Fund	775,884,000	19.52	775,884,000	18.75	775,884,000	18.57
Placees	150,000,000	3.77	150,000,000	3.63	150,000,000	3.59
Public shareholders (other than the Placees)	891,885,833	22.44	1,086,784,837	26.26	1,096,699,837	26.25
Total	**3,973,857,361**	**100**	**4,137,816,365**	**100**	**4,178,671,365**	**100**

Note: These figures are based on the assumption that (i) the Placing Shares will be fully placed and issued by the Company pursuant to the Placing, and (ii) save for the Placing Shares, no further Shares will be issued or repurchased by the Company from the date of this announcement up to the date of completion of the Placing.

The Placing would have the effect of increasing the number of Shares being held in public hands, which would enable the Company to meet the minimum public float requirements of the Listing Rules following Completion of the Notifiable Transactions but before exercise of any Employee Options and the Galaxy Convertible Bonds.

REASONS FOR THE PLACING AND USE OF PROCEEDS

The Group's principal business is the development and operation of casino and gaming and gaming related facilities and related leisure and entertainment facilities in Macau. It also has businesses in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The net proceeds from the Placing are estimated to be approximately HK$1,252,818,000, after deducting the relevant commission and expenses in respect of the Placing at HK$8.58 per Placing Share, and represents a net Placing Price of approximately HK$8.35 per Placing Share.

The Company intends to use the proceeds received from the Placing to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, and (iv) general working capital purposes.

The Directors consider that the Placing of new Shares is fair and reasonable and in the interest of the Company and the Shareholders as a whole.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Date of announcement	Event	Net proceeds	Intended use of proceeds as stated in the announcement	Actual use of proceeds
6 December 2006	Galaxy Convertible Bonds issue	approx. US$235,150,000	Funding expansion of the Company's Galaxy World Mega Resort and general working capital	Same as intended use

Save as disclosed above, the Company has not conducted any equity fund-raising activity in the 12-month period immediately preceding the date of this announcement.

LISTING RULES

Application will be made to the Listing Committee of the Stock Exchange for listing of and permission to deal in, the Placing Shares on the Stock Exchange.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended at the request of the Company from 2:30 p.m. on 5 October 2007 pending the release of the Notifiable Transactions Announcement and remain suspended from 9:30 a.m. on 12 October 2007 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 15 October 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

"Board"	the board of Directors
"Business Day"	any day (not being a Saturday) on which licensed banks are generally open for business in Hong Kong throughout their normal business hours
"Closing Date"	the date on which the Placing will be completed, being 3:00 p.m. on 24 October 2007, or such other time or date as the Company and the Placing Agent shall agree pursuant to the terms of the Placing Agreement
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Completion of the Notifiable Transactions"	the completion of the Notifiable Transactions as described in the Notifiable Transactions Announcement
"Director(s)"	the director(s) of the Company
"Employee Options"	has the same meaning as defined in the Notifiable Transactions Announcement
"Galaxy Convertible Bonds"	has the same meaning as defined in the Notifiable Transactions Announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	independent third party(ies), to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, which is/are independent of the Company and its connected persons (as such term is defined in the Listing Rules)
"KWIH"	has the same meaning as defined in the Notifiable Transactions Announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Lui Family"	has the same meaning as defined in the Notifiable Transactions Announcement
"Macau"	the Macau Special Administrative Region of the PRC
"Major Shareholders"	has the same meaning as defined in the Notifiable Transactions Announcement
"Noteholders"	has the same meaning as defined in the Notifiable Transactions Announcement
"Notifiable Transactions"	the notifiable transactions of the Company and KWIH disclosed in the Notifiable Transactions Announcement
"Notifiable Transactions Announcement"	the joint announcement of the Company and KWIH dated and published on 11 October 2007 with respect, amongst other things, to certain notifiable transactions of the Company and KWIH
"Permira Fund"	has the same meaning as defined in the Notifiable Transactions Announcement
"Placing"	the placing of the Placing Shares by the Company, through the Placing Agent, pursuant to the Placing Agreement
"Placing Agent"	Merrill Lynch Far East Limited, a corporation licensed in Hong Kong to conduct business in types 1, 4 and 6 (dealing in securities, advising on securities and advising on corporate finance) regulated activities under the SFO
"Placing Agreement"	the conditional placing agreement entered into between the Company and the Placing Agent dated 11 October 2007 in relation to the Placing
"Placing Conditions"	the conditions precedent to the Placing Agreement as set out in the sub-section headed "Placing Conditions" under the section headed "Placing Agreement" in this announcement
"Placing Price"	HK$8.58 per Placing Share
"Placing Shares"	150,000,000 Shares to be placed pursuant to the Placing Agreement
"PRC"	the People's Republic of China, which for the purpose of this announcement, shall exclude Hong Kong, Macau, and Taiwan
"Securities Act"	the US Securities Act of 1933

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the US
"%"	per cent.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 12 October 2007

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

配售新股份
及
恢復買賣

配售代理

美林

美林遠東有限公司

於二零零七年十月十一日，本公司與配售代理訂立配售協議，據此，配售代理有條件同意，作為本公司的代理，促使（本身或透過聯屬人士）獨立第三方認購（或如未成事，則本身認購）配售股份，每股配售股份之配售價為8.58港元。

配售須待（其中包括）聯交所上市委員會批准配售股份上市及買賣後，方告完成。倘任何配售條件未能達成，配售將不會進行。

配售股份數目為150,000,000股，相當於本公佈日期本公司3,302,814,361股股份之全部已發行股本4.5%，以及相當於經配售擴大之本公司全部已發行股本約4.3%。假設配售股份獲全數配售，配售之所得款項淨額約1,252,818,000港元，將用作撥付(i)博彩相關業務；(ii)發展設施；(iii)收購機會；及(iv)一般營運資金用途。

應本公司要求，股份自二零零七年十月五日下午二時三十分起暫停於聯交所買賣，以待刊發須予公佈交易公佈，並由二零零七年十月十二日上午九時三十分起繼續暫停買賣，以待刊發本公佈。本公司已向聯交所申請自二零零七年十月十五日上午九時三十分起恢復股份買賣。

配售協議

日期：	二零零七年十月十一日
發行人：	本公司
配售代理：	美林遠東有限公司，為根據證券及期貨條例可於香港從事第1類、第4類及第6類（即證券交易、就證券提供意見及就機構融資提供意見）受規管活動之持牌法團。 配售代理及其最終實益擁有人為獨立第三方。
承配人：	配售代理同意促使（本身或透過其聯屬人士）獨立第三方認購（或如未成事，則本身認購）配售股份，並按配售價作價。配售股份將向不少於六名承配人配售，彼等將為屬於獨立第三方之專業、機構及／或其他投資者。預期並無承配人將於緊隨配售完成後成為主要股東（定義見上市規則）。
配售股份數目：	150,000,000股新股份，將由本公司發行及由配售代理配售。假設配售股份獲全數配售，配售股份相當於(i)本公佈日期本公司3,302,814,361股股份之全部已發行股本4.5%，及(ii)經配售擴大之本公司全部已發行股本約4.3%。
配售價：	每股配售股份8.58港元。配售價乃經本公司與配售代理經參考（其中包括）股份於聯交所之最近成交價後公平磋商協定。配售價較： (a) 緊接在二零零七年十月十一日簽署配售協議前之最後交易日二零零七年十月五日下午二時三十分股份在聯交所所報每股收市價9.00港元折讓4.7%；及

(b) 緊接配售協議日期二零零七年十月十一日前之5個交易日股份在聯交所所報平均每股收市價8.98港元折讓約4.5%。

配售期間： 配售將於配售協議日期起至完成日期止之期間進行。

配售股份之地位： 配售股份在發行及繳足股款後，將彼此間及與發行及配發配售股份日期已發行股份享有*同等權益*。

終止配售： 在下列任何情況下，配售代理可於完成日期之前任何時間向本公司發出通知，以終止配售協議，此等情況包括：

(a) 倘本公司並無按配售協議規定，交付任何配售股份；

(b) 發生下列情況，而配售代理認為可能或甚有可能對配售能否成事造成重大影響：

(i) 發生本公司不能合理控制之任何事件或連串事件（包括但不限於政府行動、罷工、勞資糾紛、停工、火災、爆炸、水災、民亂、經濟制裁、傳染病、恐怖主義行動、戰爭及天災）；

(ii) 本集團整體而言的財務或其他狀況或盈利、業務狀況或前景出現任何不利變動，或出現涉及潛在不利變動的發展（不論永久性與否），不論是否在日常業務過程中產生；

(iii) 香港、澳門及海外的地方、國家或國際之貨幣、金融、經濟、法律、稅務或政治狀況（包括但不限於證券市場、外匯市場、銀行同業市場、貨幣市場之狀況，及有關香港、澳門或其他地區之利率之狀況），或外匯管制，出現任何變動或任何涉及潛在變動之發展（不論永久性與否）或任何危機，或混合發生任何該等變動或發展或危機，或任何該等狀況之惡化；

(iv) 任何地方、國家或國際範圍內，有敵對行為發生、爆發或升級，不論是否已宣佈進入戰爭狀態，或有武裝暴亂或軍事衝突（不論是否涉及金融市場）；或

(v) 對於在聯交所買賣股份實施任何停止買賣或重大限制（不包括因本公佈引起或導致股份暫停買賣），或香港、美國、中國或英國任何證券交易所對買賣實施之任何整體性停止買賣或重大限制，或任何該等證券交易所或系統或由聯交所、美國證監會、美國全國證券交易商協會或任何政府當局下達命令，規定買賣之最低價或最高價或最高價格範圍之規定，或香港、澳門或美國之商業銀行或證券交收或結算服務之任何重大中斷；或香港、澳門、美國聯邦或紐約當局宣佈之任何銀行凍結狀況；

(c) 關於引入任何新法律或規例，或現行法律或規例（或其司法解釋）之變動，或配售代理認為任何會對或可能對本公司業務或財務狀況有重大不利影響的其他類似事件之發展、發生或生效；或

(d) 倘任何配售條件未能於擬定配售完成時間前達成或由配售代理豁免（視情況而定）。

配售條件： 配售須待*(其中包括)*下列條件達成，方告作實：

(a) 聯交所上市委員會批准所有配售股份上市及買賣，倘有關批准附帶任何條件，則須全面達成所有該等條件；及

(b) 配售代理在配售完成之前任何時間並無得悉(i)配售協議所載本公司任何聲明、保證或承諾，遭受任何違反，或有任何事件使該等聲明、保證或承諾在任何重大方面變得失實、不確或有所誤導；或(ii)本公司於配售完成時或之前須履行之任何其他責任，遭受任何違反或未有履行；

本公司已承諾，將會盡所有合理努力，促使上述配售條件得以達成，並會按配售代理、聯交所或證券及期貨事務監察委員會之合理要求，就達成配售條件提供資料、提供文件、支付費用、作出承諾及進行相關行動及事宜。

配售代理可在任何時間，絕對酌情決定豁免任何或所有配售條件(上述(a)項配售條件除外)，或延長達成條件之期限，所延長之日數及方式由其絕對酌情決定。

倘在擬定配售完成時間前，任何配售條件未有達成或由配售代理豁免(視情況而定)，則配售協議及配售代理的責任將同時(或於相關條件變得不能達成及配售代理決定不豁免條件之達成的較早時間，惟必須書面通知本公司)停止及終止，惟不包括就配售協議終止之前產生之責任、協議及負債，及配售協議內有關本公司須支付之配售佣金、經紀費及支出以及本公司作出之保證及彌償保證之條文。

本公司將會向聯交所申請批准配售股份上市及買賣。

配售完成： 配售將於完成日期完成。

一般授權： 配售股份將根據股東於二零零七年六月二十六日舉行之本公司股東大會上通過決議案授予董事配發及發行股份之一般授權發行。在訂立配售協議前，一般授權未經使用，一般授權項下有最多660,358,272股股份。

承諾： 本公司向配售代理承諾，在未事先取得配售代理之書面同意前，其不會在配售協議日期起計九十天之期間內，發行、發售、出借、出售、訂約出售、抵押、授出任何購股權購買或以其他方式出售任何股份（或任何可兑換或交換為股份之證券）；亦不會訂立其經濟影響類似出售之交易（包括衍生交易）或訂立任何轉讓股份擁有權之全部或部分經濟風險之交換或類似協議，不論上述任何交易乃以交付股份或該等其他證券之方式，抑或以現金或其他方式支付；亦不會公開宣佈任何發行、發售、出借、出售、訂約出售、抵押、授出任何購股權購買或以其他方式出售任何股份（或任何可兑換或交換或附有權利可認購或購買股份之證券）或訂立上述任何交換或類似協議之意向；亦不會將任何股份（或任何可兑換或交換為股份之證券）寄存於任何存託設施，除非為*（其中包括）*(i)根據配售協議發行及配發配售股份、(ii)根據本公司、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l.與Permira IV L.P.1於二零零七年十月八日訂立之認購協議發行及配發323,384,000股股份、(iii)根據本公司、City Lion Profits Corp.與Recurrent Profits Limited（作為票據持有人）於二零零七年十月八日訂立之浮息票據兑換及償還協議發行及配發156,804,000股股份、(iv)購買或認購股份之認股權證獲行使時或可兑換為股份之證券獲兑換時將予發行之股份（於各情況下均為於配售協議日期尚未行使者）、及(v)根據任何僱員股份計劃或適用於一名或多名僱員之一般安排或按法律規定直接或間接向本集團及／或聯營公司之現任或前任僱員（包括董事）或與該等本集團及／或聯營公司之現任或前任僱員（包括董事）有關之人士發行、發售、配發、撥付、修訂或授予之股份（或任何可兑換為或交換為或附有權利可認購或購買股份之證券）。

美國銷售限制

配售股份並無亦不會根據證券法登記，並將不會在美國境內發售或出售，惟倘獲豁免遵守證券法的登記規定則除外。配售代理已經並將會僅根據證券法S規例之903規則，安排在美國境外發售及出售配售股份，或倘在美國境內，則根據有關毋須遵守證券法登記規定的適用豁免而進行。故此，配售代理、其聯屬人士或代其行事的任何人士概沒有亦將不會從事任何有關直接出售配售股份之舉措。就有關配售代理在美國（透過其美國代理）發售或出售任何配售股份予其合理相信屬於「合資格機構買家」（定義見證券法144A規則）之投資者而言，配售代理及其聯屬人士並無直接或透過任何代理，就發售配售股份從事任何形式之一般招攬或一般宣傳工作（按證券法D規例所用該等詞彙涵義）。

配售對股權之影響

謹此提述本公司於二零零七年十月十一日刊發之須予公佈交易公佈內所披露之須予公佈交易、僱員購股權及銀河娛樂可換股債券。目前預期配售將於須予公佈交易完成之前完成。

(i)於本公佈日期；(ii)配售完成時；(iii)配售及須予公佈交易完成時；(iv)配售及須予公佈交易完成及僱員購股權獲全面行使時；(v)配售及須予公佈交易完成，及銀河娛樂可換股債券獲全面兌換時；及(vi)配售及須予公佈交易完成、僱員購股權獲全面行使及銀河娛樂可換股債券獲全面兌換時，本公司之股權架構如下：

股東	緊接配售前		緊接配售後		緊接配售及須予公佈交易完成後	
	股份數目	%	股份數目	%	股份數目	%
主要股東（包括票據持有人）	1,496,551,874	45.31	1,496,551,874	43.34	1,653,355,874	42.04
呂氏家族成員（主要股東除外）	224,304,664	6.79	224,304,664	6.50	224,304,664	5.70
嘉華國際	614,984,047	18.62	614,984,047	17.81	162,484,047	4.13
董事（呂氏家族成員除外）	2,752,533	0.08	2,752,533	0.08	2,752,533	0.07
本公司其他關連人士	82,250,410	2.49	82,250,410	2.38	82,250,410	2.09
Permira基金	–	–	–	–	775,884,000	19.73
承配人	–	–	150,000,000	4.34	150,000,000	3.81
公眾股東（承配人除外）	881,970,833	26.70	881,970,833	25.54	881,970,833	22.42
總計	**3,302,814,361**	**100**	**3,452,814,361**	**100**	**3,933,002,361**	**100**

股東	緊接配售及須予公佈交易完成及僱員購股權獲全面行使後		緊接配售及須予公佈交易完成及銀河娛樂可換股債券獲全面行使後		緊接配售及須予公佈交易完成、僱員購股權獲全面行使及銀河娛樂可換股債券獲全面兌換後	
	股份數目	%	股份數目	%	股份數目	%
主要股東(包括票據持有人)	1,676,395,874	42.19	1,653,355,874	39.96	1,676,395,874	40.12
呂氏家族成員(主要股東除外)	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45
嘉華國際	162,484,047	4.09	162,484,047	3.93	162,484,047	3.89
董事(呂氏家族成員除外)	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17
本公司其他關連人士	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97
Permira基金	775,884,000	19.52	775,884,000	18.75	775,884,000	18.57
承配人	150,000,000	3.77	150,000,000	3.63	150,000,000	3.59
公眾股東(承配人除外)	891,885,833	22.44	1,086,784,837	26.26	1,096,699,837	26.25
總計	**3,973,857,361**	**100**	**4,137,816,365**	**100**	**4,178,671,365**	**100**

附註: 該等數字假設(i)本公司將根據配售全數配售及發行配售股份,及(ii)除配售股份外,本公司在本公佈日期起至配售完成日期止期間,不會進一步發行或購回任何股份。

進行配售使公眾持有之股份數目增加;在此情況下,使本公司在須予公佈交易完成之後(惟在任何僱員購股權及銀河娛樂可換股債券獲行使之前)可符合上市規則有關最低公眾持股量之規定。

進行配售之理由以及所得款項用途

本集團之主要業務是在澳門發展及經營娛樂場、博彩及博彩相關設施以及相關消閒及娛樂設施。其在香港、澳門及中國亦有製造、銷售及分銷建築材料業務。

配售所得款項在扣減配售相關佣金及支出(按每股配售股份8.58港元)後,淨額估計約為1,252,818,000港元,即每股配售股份之淨配售價約為8.35港元。

根據本公司意向,配售所得款項將用作撥付(i)博彩相關業務;(ii)發展設施;(iii)收購機會;及(iv)一般營運資金用途。

董事認為：配售新股份乃公平合理，符合本公司及股東整體利益。

過去十二個月之股本集資活動

公佈日期	事項	所得款項淨額	公佈內所述所得款項擬定用途	所得款項實際用途
二零零六年十二月六日	發行銀河娛樂可換股債券	約235,150,000美元	用以擴建本公司旗下之Galaxy World Mega Resort及用作一般營運資金	與擬定用途相同

除上文披露者外，本公司於緊接本公佈日期前十二個月期間並無進行任何股本集資活動。

上市規則

本公司將會向聯交所上市委員會申請批准配售股份在聯交所上市及買賣。

暫停及恢復買賣

應本公司要求，股份自二零零七年十月五日下午二時三十分起暫停於聯交所買賣，以待刊發須予公佈交易公佈，並由二零零七年十月十二日上午九時三十分起繼續暫停買賣，以待刊發本公佈。本公司已向聯交所申請自二零零七年十月十五日上午九時三十分起恢復股份買賣。

釋義

在本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「營業日」	指	香港持牌銀行於正常營業時間一般開放營業之日子（非星期六）
「完成日期」	指	配售將會完成之日期，即二零零七年十月二十四日下午三時，或本公司與配售代理根據配售協議條款協定之其他日期及時間
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「須予公佈交易完成」	指	須予公佈交易公佈內所述須予公佈交易之完成
「董事」	指	本公司董事
「僱員購股權」	指	與須予公佈交易公佈所界定者具相同涵義
「銀河娛樂可換股債券」	指	與須予公佈交易公佈所界定者具相同涵義
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立第三方」	指	就董事經作出一切合理查詢後所知、所悉及所信，為獨立於本公司及其關連人士（定義見上市規則）之獨立第三方
「嘉華國際」	指	與須予公佈交易公佈所界定者具相同涵義
「上市規則」	指	聯交所證券上市規則

「呂氏家族」	指	與須予公佈交易公佈所界定者具相同涵義
「澳門」	指	中國澳門特別行政區
「主要股東」	指	與須予公佈交易公佈所界定者具相同涵義
「票據持有人」	指	與須予公佈交易公佈所界定者具相同涵義
「須予公佈交易」	指	須予公佈交易公佈內所披露本公司與嘉華國際進行之須予公佈交易
「須予公佈交易公佈」	指	本公司與嘉華國際於二零零七年十月十一日就(其中包括)本公司與嘉華國際之若干須予公佈交易而刊發之聯合公佈
「Permira基金」	指	與須予公佈交易公佈所界定者具相同涵義
「配售」	指	本公司根據配售協議透過配售代理配售配售股份
「配售代理」	指	美林遠東有限公司,為根據證券及期貨條例可於香港從事第1類、第4類及第6類(即證券交易、就證券提供意見及就機構融資提供意見)受規管活動之持牌法團
「配售協議」	指	本公司與配售代理於二零零七年十月十一日就配售而訂立之有條件配售協議
「配售條件」	指	本公佈「配售協議」一節「配售條件」分節所載之配售協議先決條件
「配售價」	指	每股配售股份8.58港元
「配售股份」	指	根據配售協議將予配售之150,000,000股股份
「中國」	指	中華人民共和國,就本公佈而言,不包括香港、澳門及台灣
「證券法」	指	美國一九三三年證券法

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美國」	指	美利堅合眾國
「港元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年十月十二日

於本公佈日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生及唐家達先生；本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

SUSPENSION OF TRADING

At the request of Galaxy Entertainment Group Limited ("Company"), trading in the shares of the Company has been suspended with effect from 2:30 p.m. on Friday, 5 October 2007 pending the release of an announcement in relation to a possible notifiable transaction of the Company involving the issue of new shares of the Company, which was published on 11 October 2007. At the request of the Company, trading in the shares of the Company on the Stock Exchange will remain suspended at 9:30 a.m. on Friday, 12 October 2007 pending the release of an announcement in relation to a placing of new shares of the Company.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 12 October 2007

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

暫停買賣

應銀河娛樂集團有限公司（「本公司」）之要求，本公司之股份已由二零零七年十月五日(星期五)下午二時三十分開始暫停買賣，以待發表一則有關可能進行之須予公佈的交易（其中包括發行本公司新股份）之公告，該公告已於二零零七年十月十一日發表。應本公司之要求，本公司之股份將會由二零零七年十月十二日(星期五)上午九時三十分起繼續暫停買賣，以待發表一則有關配售本公司新股份之公告。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年十月十二日

於本公佈日期，執行董事爲呂志和博士、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生及唐家達先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY. IT IS NOT AN OFFER TO ACQUIRE, SUBSCRIBE, PURCHASE OR DISPOSE OF SECURITIES NOR IS IT CALCULATED TO INVITE ANY SUCH OFFERS.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS, CONNECTED TRANSACTION FOR, AND RESUMPTION OF TRADING IN SHARES OF

GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTION FOR, AND RESUMPTION OF TRADING IN SHARES OF

K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to Galaxy Entertainment Group Limited

Merrill Lynch

Galaxy proposes to strengthen substantially its capital structure with a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

To that end, on 8 October, 2007, Galaxy entered into the Subscription Agreement with the Permira Investment Vehicles, and the Investors' Rights Agreement with, amongst others, Permira SPV I (the Permira Investment Vehicles being Independent Third Parties) and the FRN Agreement with the Noteholders, who are connected persons of Galaxy. Under these agreements, Galaxy will issue an aggregate of 480,188,000 new Galaxy Shares at a price of HK$8.42 each.

On the same day, Sutimar, a wholly-owned subsidiary of KWIH, the Permira Investment Vehicles and KWIH entered into the Share Purchase Agreement for the sale of 452,500,000 Galaxy Shares at a price of HK$8.42 each for a total cash consideration of HK$3,810,050,000.

Immediately after Completion assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and the Conversion Shares:

- KWIH will own about 4.3% of the issued share capital of Galaxy;
- the Permira Investment Vehicles will own about 20.5% of the issued share capital of Galaxy; and
- the Family Companies together with their respective associates and parties acting in concert with them, will own about 53.93% of the issued share capital of Galaxy.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares and the Conversion Shares. Steps will be taken before Completion to ensure that Galaxy will have sufficient public float immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Principal Trust is the controlling shareholder of Galaxy and immediately after Completion, the Principal Trust will continue to have Control of Galaxy. The Disposal, issue of the Subscription Shares and issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

Dr. Lui is the controlling shareholder of KWIH and will remain its controlling shareholder immediately after Completion.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders Agreement and it has no implications for Galaxy under the Listing Rules.

Under the Listing Rules, the Disposal will constitute a connected transaction and major transaction for KWIH by reason of Rule 14A.13(1)(b)(i) of the Listing Rules. The Disposal is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui and his spouse, members of the Lui Family and their respective associates and parties acting in concert with them will abstain from voting.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that owns approximately 15.79% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM. Other conditions precedent to Completion are set out in the subsections headed "Conditions Precedent" in the section headed "The Agreements" below.

A joint circular of Galaxy and KWIH containing, amongst other things, further particulars of the Disposal, the FRN Agreement, the Subscription Agreement, the Investors' Rights Agreement and the Shareholders Agreement, the recommendations of the KWIH Independent Board Committee in respect of the Disposal, a letter of advice from an independent financial adviser to be appointed to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders, the recommendations of the Galaxy Independent Board Committee on the FRN Agreement and a letter of advice from Commerzbank AG Hong Kong Branch, independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, and notices convening the Galaxy EGM and the KWIH SGM will be sent to the Galaxy Shareholders and the KWIH Shareholders respectively as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the proposals may or may not proceed. Shareholders and potential investors in Galaxy should exercise caution when dealing in the Galaxy Shares and shareholders and potential investors in KWIH should exercise caution when dealing in the KWIH Shares.

Trading in the Galaxy Shares on the Stock Exchange was suspended at the request of Galaxy with effect from 2:30 p.m. on 5 October, 2007. Galaxy has applied for a resumption of trading in the Galaxy Shares with effect from 9:30 a.m. on 12 October, 2007.

Trading in the KWIH Shares on the Stock Exchange was suspended at the request of KWIH with effect from 9:30 a.m. on 8 October, 2007. KWIH has applied for a resumption of trading in the KWIH Shares with effect from 9:30 a.m. on 12 October, 2007.

CONTRACTS INVOLVED

The proposals involve the following:

Subscription Agreement

On 8 October, 2007, Galaxy agreed to issue the Subscription Shares to the Permira Investment Vehicles at the Transaction Price per Subscription Share. The aggregate consideration payable for the Subscription Shares is HK$2,722,893,280 for 323,384,000 new shares and is to be satisfied in cash at Completion. Further details of the Subscription Agreement are set out below.

Share Purchase Agreement

On 8 October, 2007, Sutimar, a wholly-owned subsidiary of KWIH, agreed to sell the Sale Shares to the Permira Investment Vehicles at the Transaction Price per Sale Share. The aggregate consideration payable is HK$3,810,050,000 for the 452,500,000 Sale Shares and is to be satisfied in cash at Completion. Further details of the Share Purchase Agreement are set out below.

Investors' Rights Agreement

On 8 October, 2007, in connection with the Subscription Agreement, Galaxy, Permira SPV I, the Major Shareholders and Permira LP entered into the Investors' Rights Agreement. Further details of the Investors' Rights Agreement are set out below.

FRN Agreement

On 8 October, 2007, Galaxy and the Noteholders entered into the FRN Agreement under which amongst other things Galaxy agreed to convert about 50% of the principal amount of the FRNs and accrued interest, being HK$1,320,289,680, into the Conversion Shares, at the Transaction Price per Conversion Share and to redeem the balance of the principal in cash (as it has the option to do under the terms of the FRNs on issue of the Subscription Shares) After Completion there will be no FRNs outstanding and Galaxy will have no material indebtedness to any connected persons of Galaxy. Further details of the FRN Agreement are set out below.

Interconditionality

The Share Purchase Agreement, Subscription Agreement and FRN Agreement are all inter-conditional and none of them will be completed unless all three are completed at or about the same time. The Investors' Rights Agreement is in effect conditional on each of the Share Purchase Agreement, Subscription Agreement and FRN Agreement as it will lapse if any of them is not completed and although it is not conditional on any such approval, it will be put to Galaxy Shareholders for approval at the Galaxy EGM.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Principal Trust, Family Companies, KWIH, members of the Lui Family and their respective associates will abstain from voting.

The Disposal constitutes a connected transaction for KWIH and the Share Purchase Agreement is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui, his spouse, and companies controlled by him members of the Lui Family and their respective associates will abstain from voting.

Transaction Price

The Transaction Price of HK$8.42 per Galaxy Share represents a discount of about 6.4% to the closing price per Galaxy Share of HK$9.00 quoted on the Stock Exchange on the Last Dealing Date and a discount of about 6.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.98 as quoted on the Stock Exchange for the period from 28 September, 2007 up to and including the Last Dealing Date. The Transaction Price represents a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August, 2007 up to and including the Last Dealing Date. The Transaction Price represents a premium of 8.3% to the average closing price per Galaxy Share of HK$7.78 for the 90 consecutive trading days from 29 May, 2007 up to and including the Last Dealing Date.

The unaudited consolidated net asset value of Galaxy (excluding minority interests) as at 30 June, 2007 was approximately HK$4.05 per Galaxy Share. The Transaction Price represents a premium of approximately 108% over Galaxy's unaudited consolidated net asset value (excluding minority interests) as at 30 June, 2007 of HK$4.05 per Galaxy Share. The estimated net asset value (excluding minority interests) immediately after Completion will be approximately HK$4.44 per Galaxy Share.

The Transaction Price was arrived at after arms' length negotiations among the parties, by reference to amongst other things:

- an analysis of placements by comparable companies;
- an analysis of the strategic value in having an investor of the calibre of the Permira Fund; and
- an analysis of the possible enhancement to Galaxy's growth prospects of securing a resourceful and well-known substantial shareholder.

The proposals will substantially strengthen Galaxy's capital structure, resulting in a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

Shareholders Agreement

On 8 October, 2007, the Permira Investment Vehicles and the Major Shareholders entered into a Shareholders Agreement setting out certain arrangements between themselves concerning governance of Galaxy and dealings in Galaxy Shares. The Shareholders Agreement will lapse if the Share Purchase Agreement, Subscription Agreement and FRN Agreement are not completed. Further details of the Shareholders Agreement are set out below.

SHAREHOLDING STRUCTURE

The following diagrams illustrate the corporate and shareholding structure of Galaxy and KWIH before Completion and of Galaxy and KWIH immediately after Completion:

Before Completion



Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.15%
0.71%
54.55%
15.79%
28.80%
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
0.08%
6.79%
18.62%
45.31%
2.49%
26.70%
Galaxy

After Completion



Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.15%
0.71%
54.55%
15.79%
28.80%
Permira SPV I
Permira SPV II
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
3.99%
16.52%
0.07%
5.93%
4.30%
43.70%
2.17%
23.31%
Galaxy

Notes:

1. Some numbers in the above shareholding structure charts have been rounded. As a result, totals may not add up to exactly 100%.

2. City Lion and Recurrent Profits are included under Major Shareholders. Netfinity is not a Major Shareholder and its interest is included under Lui Family members (other than Major Shareholders).

Steps will be taken before Completion to ensure that Galaxy will have sufficient public float immediately after Completion. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

THE AGREEMENTS

Subscription Agreement

Set out below is a summary of the principal terms of the Subscription Agreement:

Date: 8 October, 2007

Parties to the Subscription Agreement:

1. Galaxy;
2. the Permira Investment Vehicles; and
3. Permira LP.

Subject matter: The Permira Investment Vehicles severally agreed conditionally to acquire the Subscription Shares at the Transaction Price.

Consideration: The Transaction Price is HK$8.42 per Subscription Share, or HK$2,722,893,280, which will be satisfied in cash on Completion. Further details are set out below.

The Subscription Shares represent about 9.8% of the existing issued share capital of Galaxy and about 8.5% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Conditions: Completion is conditional upon the fulfilment of the following:

- the passing by the shareholders of Galaxy (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at an extraordinary general meeting of Galaxy of a resolution to:

  (i) approve the Subscription Agreement and the transactions contemplated under the Subscription Agreement;

  (ii) approve the Anti-Dilution Rights;

- listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange and such listing and permission not subsequently being revoked prior to the Completion Date;

- all of the conditions precedent to the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the FRN Agreement) being satisfied or waived in accordance with the terms thereof; and

- all of the conditions precedent to the FRN Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the Share Purchase Agreement) being satisfied or waived in accordance with the terms thereof.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Galaxy and the Permira Investment Vehicles, the Subscription Agreement shall automatically terminate and none of the parties will have any claim against the others for costs, damages, compensation or otherwise save for any antecedent breach.

Information Rights: The Permira Directors will have reasonable access to information which the other directors of Galaxy have customarily had access to.

Permira Investment Vehicle Covenants: Each Permira Investment Vehicle covenants with Galaxy:

- that for as long as the Permira Investment Vehicles in aggregate beneficially hold at least fifty per cent. (50%) of the Applicable Shares, it shall, and it shall procure that its direct and indirect holding companies (but excluding for the avoidance of doubt, the Permira Fund and any investors in the Permira Fund or their direct or indirect holding companies) shall, not directly or indirectly own or Control an aggregate of more than ten per cent. (10%) of the voting rights of any Competitor;

- not to Transfer any Applicable Share or any interest in any Applicable Share for the Lock Up Period. Each of the Permira Investment Vehicles may Transfer its shares after the Lock Up Period provided that any Transfer that is not an on-market sale undertaken within eight (8) years of the Completion Date is not to a Competitor or a Restricted Person;

- that it will take all reasonable steps to ensure that any Transfer of Galaxy Shares by it will not create a disorderly market in the Galaxy Shares;

- that if the aggregate shareholding of the Permira Investment Vehicles falls to a level which is less than five per cent. (5%) of the issued share capital of Galaxy, it shall forthwith inform Galaxy in writing of any Transfer by it and, separately, on a monthly basis, the level of its shareholding in Galaxy and shall as soon as reasonably practicable inform and notify Galaxy of any other changes in its shareholding thereafter provided that such obligations shall automatically cease if the Permira Investment Vehicles' aggregate shareholding falls to a level less than 25 per cent. (25%) of the Applicable Shares; and

- that after Completion, save as a result of exercising its Anti-Dilution Rights, it will not acquire any Shares if immediately thereafter Galaxy might reasonably be expected to breach the "public float" requirements under the Listing Rules.

Anti-Dilution Rights: The Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which the Permira Investment Vehicles will be entitled to subscribe for such additional Galaxy Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. On Completion the Permira Investment Vehicles will together be a substantial shareholder of Galaxy and therefore a connected person of Galaxy (as such terms are defined in the Listing Rules). Exercise of the Permira Investment Vehicles rights will be a connected transaction of Galaxy and as a result they are subject to the approval of the Galaxy Independent Shareholders.

The term of the Anti-Dilution Rights will be for three years from Completion.

Galaxy Shares that may fall to be issued by reason of the Anti-Dilution Rights will not fall within the general mandate to issue shares that may be granted to the Galaxy directors from time to time and subject to approval of the Anti-Dilution Rights at the Galaxy EGM. No further approval of the Galaxy Shareholders will be required for the issue of Galaxy Shares on exercise of Anti-Dilution Rights.

The Anti-Dilution Rights will cease to be of any effect on the earlier of:

- the Permira Fund ceasing to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- the Permira Investment Vehicles, in aggregate, ceasing to beneficially hold at least fifty per cent. (50%) of the Applicable Shares; and

- the third anniversary of the Completion Date.

Share Purchase Agreement

Set out below is a summary of the principal terms of the Share Purchase Agreement:

Date: 8 October, 2007

Parties to the Share Purchase Agreement:

1. Sutimar, a wholly-owned subsidiary of KWIH, as the vendor;
2. the Permira Investment Vehicles, as purchasers; and
3. KWIH as guarantor of the obligations of Sutimar.

Subject matter: Sutimar agreed conditionally to sell to the Permira Investment Vehicles on a several basis the Sale Shares at the Transaction Price.

The Sale Shares represent about 13.7% of the existing issued share capital of Galaxy and about 11.96% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Consideration:	The Transaction Price is HK$8.42 per Sale Share, or HK$3,810,050,000 in aggregate, which will be satisfied in cash at Completion.
Conditions:	Completion is conditional on the following: • the Subscription Agreement having become unconditional in accordance with its terms (save for any condition requiring the Share Purchase Agreement to have become unconditional or to have been completed); • the passing by the shareholders of KWIH (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at a special general meeting of KWIH or by written consent, if applicable, of an ordinary resolution approving the sale of the Sale Shares pursuant to the Share Purchase Agreement and such consent remaining in full force and effect as at Completion; and • full compliance by KWIH with all relevant regulatory requirements, including relevant rules of the Listing Rules, relevant to the performance by it of its obligations under the Share Purchase Agreement. None of the conditions precedent is capable of being waived unilaterally. If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Sutimar and the Permira Investment Vehicles, the Share Purchase Agreement shall automatically terminate with immediate effect and none of the parties will have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach.
Completion:	Completion of the Share Purchase Agreement is to take place simultaneously with completion of the Subscription Agreement and the FRN Agreement.

Investors' Rights Agreement

Set out below is a summary of the principal terms of the Investors' Rights Agreement:

Date:	8 October, 2007
Parties to the Permira Investment Vehicle Rights Agreement:	1. Galaxy; 2. Permira SPV I; 3. Permira LP.; and 4. the Major Shareholders.
Subject matter:	The grant of certain rights to Permira SPV I.
Conditions:	None Although the Investors' Rights Agreement is a continuing connected transaction for Galaxy under Chapter 14A of the Listing Rules, it has no monetary value and is thus exempt from any requirement of shareholders' approval. However, if the Subscription Agreement lapses or is terminated, so will the Investors' Rights Agreement.
Nomination:	For as long as the Permira Investment Vehicles beneficially hold, in aggregate: (i) more than seventy-five per cent. (75%) of the Applicable Shares, Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate two, and for so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) but less than seventy-five per cent. (75%) of the Applicable Shares Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate one, individual(s) to be appointed as non-executive director(s) (which shall be the same individual(s) for all the Relevant Boards) to the Galaxy Board and, subject to obtaining any required consent or approval from a relevant Authority, to the Relevant Boards. The identities of the Permira Directors shall be subject to the prior written approval of Galaxy (such approval not to be unreasonably withheld or delayed) and such approval shall be given by Galaxy if the person so nominated by Permira SPV I acting on the instruction of Permira LP is a partner of Permira Advisers LLP (unless such person is, or has been, a director or officer of a Competitor).

In the event that the Permira Investment Vehicles cease to hold an aggregate beneficial shareholding in Galaxy satisfying the thresholds set out above, Permira SPV I will have ten days to procure the resignation of the relevant Permira Director(s).

One Permira Director will be entitled to be appointed to the executive committee of the Relevant Boards and any other committees (other than the audit committees) of the Relevant Boards.

Termination: The Investors' Rights Agreement will terminate

- after Completion, with respect to a particular party (other than Galaxy or Permira LP), when such party ceases to hold any Shares having complied with the terms of the Investors' Rights Agreement;

- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent (50%) of the Applicable Shares;

- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;

- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertakings under the Investors' Rights Agreement or the Shareholders' Agreement and such breach or omission is not cured or remedied with 10 Business Days after written notice of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder or Galaxy; or

- the date occurring eight (8) years after the Completion Date.

Shareholders' Agreement

Set out below is a summary of the principal terms of the Shareholders' Agreement:

Date:	8 October, 2007
Parties to the Shareholders' Agreement:	1. the Permira Investment Vehicles ; and 2. the Major Shareholders, At the date of this announcement, the Major Shareholders hold a total of 1,496,551,874 Galaxy Shares, representing about 45.3% of the voting rights in Galaxy.
Subject matter:	Each of the Major Shareholders and the Permira Investment Vehicles agrees (so far as is within its power but subject to all applicable laws and in the case of those Major Shareholders who are directors of a company, to their fiduciary duties) that, except with the prior written consent of the other parties up until Completion and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares: ● no member of the Galaxy Group will (except for any intra-Group arrangement) incur, or enter into or agree to enter into any agreement or facility to obtain, any borrowing, advance, credit or finance or other indebtedness or liability in the nature of borrowing the purpose of which is inconsistent with the nature of business or strategy of the Galaxy Group ("Borrowings") individually in respect of amounts of US$5,000,000 or more or, when aggregated with Borrowings of all Galaxy Group companies over any twelve (12) month period, any Borrowings if such aggregated Borrowings equal US$15,000,000 or more;

- it/he/she will not put forward any proposal for a, nor vote its/his/her Shares in favour of any proposed, voluntary delisting of Galaxy, save for any proposal for a delisting of the Galaxy Shares (i) in connection with an offer made pursuant to the Takeovers Code; or (ii) in connection with or after having obtained an alternative listing of all of the Galaxy Shares on an internationally recognised stock exchange; or (iii) in connection with an offer structured as the disposal of all or substantially all the assets of Galaxy coupled with a proposed distribution to shareholders;

- no fundamental change (including, without limitation, cessation) in the nature of the business or strategy of the Galaxy Group will occur;

- it/he/she will not acquire any voting rights in Galaxy if such acquisition will impose an obligation on the Permira Investment Vehicles, in the case of an acquisition of voting rights in Galaxy by a Major Shareholder, or the Major Shareholders in the case of an acquisition of voting rights in Galaxy by a Permira Investment Vehicle to make a mandatory offer for the Galaxy Shares provided that in the case of the Permira Investment Vehicles this shall not apply in connection with any voting rights acquired pursuant to their Anti-Dilution Rights; and

- it/he/she will not acquire any Shares if immediately thereafter Galaxy might reasonably be expected to breach the public float requirements under the Listing Rules save for any acquisitions by the Permira Investment Vehicles pursuant to their Anti-Dilution Rights.

Each Major Shareholder agrees (so far as is within its power as a Shareholder but subject to all applicable laws and, in the case of those Major Shareholders who are directors of any company, subject to their fiduciary duties as a director in the context of any action they take or cause to be taken as a director) to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to ensure that the Galaxy Shares held by the Major Shareholders and those Galaxy Shareholders with whom they are acting in concert (other than the Permira Investment Vehicles) constitute at all times (up until the Completion Date and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares):

- the single largest Galaxy Shareholder (as a group); and

- no less than thirty five per cent. (35%) of the then issued share capital of Galaxy.

Transfers of shares

Each of the Major Shareholders and the Permira Investment Vehicles agree not to Transfer any Galaxy Share or any interest in any Galaxy Share for the Lock Up Period, save for certain limited Transfers (details of which will be set out in the Circular). Thereafter, and up to a period of eight years after the Completion Date, any sale that is not made on the Stock Exchange must not be to a Competitor or a Restricted Person.

Each Permira Investment Vehicle shall be deemed to have breached the said agreement if the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of each Permira Investment Vehicle within the Lock Up Period and following the Lock Up Period, each Permira Investment Vehicle shall be deemed to have breached it if a Competitor or a Restricted Person acquires any interest in such Permira Investment Vehicle.

For so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) of the Applicable Shares, each undertakes that it will not hold directly or indirectly, on an aggregated basis, more than ten per cent. of the voting shares of any Competitor.

Tag along rights

For the period from Completion to the earlier of the date occurring eight (8) years after the Completion Date and when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer by a Major Shareholders save for certain limited transfers (details of which will be set out in the Circular) will not be made unless:

- the Permira Investment Vehicles have given their written consent to such Transfer; or

- the proposed purchaser has made an offer in writing to purchase such number of Galaxy Shares held by the Permira Investment Vehicles as described below.

If the said offer is or has not been made in accordance with the terms of the Shareholders' Agreement, the Permira Investment Vehicles have the right to sell such number of Galaxy Shares to the relevant Major Shareholders.

The Permira Investment Vehicles shall be entitled to Transfer such portion of Applicable Shares which they beneficially hold at that time to the proposed purchaser or such Major Shareholder which is equal to the portion of Galaxy Shares that the proposed seller proposes to sell in relation to the Major Shareholders' aggregate holding of Galaxy Shares (prior to such Transfer).

Rights of first offer

For the period from the Completion Date to the earlier of the date occurring eight (8) years after Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer of Galaxy Shares by the Permira Investment Vehicles, save for certain limited transfers (details of which will be set out in the Circular), will be subject to rights of first offer in favour of the Major Shareholders.

Termination: The Shareholders' Agreement will terminate:

- if after Completion, with respect to a particular party, when such party ceases to hold any Shares having complied with the terms of the Shareholder Agreement;

- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares;

- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;

- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertaking under the Shareholders' Agreement and such breach or omissions is not cured or remedied with 10 Business Days after written notices of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder; or

- if, for so long as the Permira Investment Vehicles, in aggregate, beneficially hold at least fifty per cent (50%) of the Applicable Shares, a Competitor acquires or holds a shareholding or beneficial interest in either of the Permira Investment Vehicles or their direct holding companies which are subsidiaries of the Fund.

FRN Agreement

Set out below is a summary of the principal terms of the FRN Agreement:

Date:	8 October, 2007
Parties to the FRN Agreement:	1. Galaxy; and 2. the Noteholders.
Subject matter:	Galaxy agreed conditionally to convert HK$1,320,289,680 of the principal amount of the FRNs into new Shares at the Transaction Price per Conversion Share and to repay the balance. All accrued and unpaid interest on the FRNs will be paid in cash at Completion.
Conversion Shares:	The Conversion Shares represent about 4.7% of the existing issued share capital of Galaxy and about 4.1% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and the Conversion Shares at Completion).
Conditions precedent:	The repayment and conversion of the FRNs is conditional upon satisfaction of the following conditions precedent: (i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll; (ii) listing of and permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and (iii) all of the conditions precedent to the Subscription Agreement and the Sale and Purchase Agreement (other than the conditions precedent relating to the satisfaction of the conditions precedent in the FRN Agreement) being satisfied as waived in accordance with the terms thereof. None of the Conditions is capable of being waived.

	The parties shall each use their reasonable endeavours and co-operate to ensure the fulfilment of the Conditions. If any of the Conditions has not been fulfilled by 31 December, 2007 (or such later date as the Noteholders jointly and Galaxy may agree in writing) then Galaxy may by notice to the other parties thereto elect to terminate the FRN Agreement.
Completion:	Completion of the Subscription Agreement and the Sales and Purchase Agreement shall take place simultaneously with Completion of the FRN Agreement to the intent that none of them shall be completed unless all are completed at or about the same time.

The FRNs

The FRNs were initially issued by Galaxy in July 2005 as part of an issue in the aggregate principal amount of HK$2,544,239,603 of which HK$172,434,536 principal amount has been repaid. The FRNs are not convertible by their terms and contain terms to the effect set out below.

Principal amount outstanding:	HK$2,371,805,067
Due:	30 September, 2008
Status:	The obligations under the FRNs constitute general, unsecured obligations of Galaxy and rank equally among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of Galaxy.
Interest:	Interest is currently 6% p.a. which is cumulative and compounded annually and will be paid when the FRNs are repaid, or on maturity. No dividends may be declared by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends shall first be paid.
Redemption:	Galaxy may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. Galaxy may redeem the FRNs at its discretion from the net proceeds of any equity-related fund raising exercise.

Listing

Application will be made to the Stock Exchange for the listing of and permission to deal in the Subscription Shares and the Conversion Shares. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

Anti-Dilution Rights

A specific mandate will be proposed at the Galaxy EGM for the issuance of new Galaxy Shares under the Anti-Dilution Rights.

The exercise of the rights will be subject to the Listing Rules. The Stock Exchange has indicated that the issue of Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights will be subject to the following conditions:

(a) the pricing of any new Galaxy Shares in respect of which the Permira Investment Vehicles are entitled to exercise their Anti-Dilution Rights must be approved by the Galaxy Directors (including the independent non-executive Galaxy Directors) who do not have a direct interest in the transaction and who are not connected with the Permira Investment Vehicles or their associates;

(b) where the Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights is at a discount of more than 10% to the benchmark price, being the higher of:

   (i) the closing price on the date of exercise relating to the proposed issue of Galaxy Shares in respect of the Anti-Dilution Rights; and

   (ii) the average closing price in the five trading days immediately prior to the earlier of:

      (1) the date of the announcement in respect of the proposed issuance of Galaxy Shares in respect of the Anti-Dilution Rights (if any);

      (2) the date of the relevant exercise of the Anti-Dilution Rights; and

      (3) the date on which the subscription price in respect of the exercise of the Anti-Dilution Rights is fixed,

   an independent financial adviser's opinion on the fairness of the price or value at which new Galaxy Shares are to be issued to the Permira Investment Vehicles will be required, in addition to the approval of the Galaxy Directors described above, and Galaxy will be required to include

reference to this opinion in any announcement to be issued by Galaxy in relation to the issue of new Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles; and

(c) where the new Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles is at a discount of 20% or more to the benchmark price (described above), the approval of independent Galaxy Shareholders will be required in advance of such issue;

(d) the issue price to the Permira Investment Vehicles upon the exercise of the Anti-Dilution Rights should be no less than the price offered to independent third parties; and

(e) the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights cannot exceed the number of Galaxy Shares available at Completion of issue under the general mandate granted to the Galaxy directors at the annual general meeting of Galaxy held on 26 June 2007. Assuming that no Galaxy Shares are issued pursuant to that mandate, after the date of this announcement and before Completion the maximum number of Galaxy Shares issuable under the Anti-Dilution Rights is 660,358,272. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirements of Chapter 14A of the Listing Rules.

THE SUBSCRIPTION AGREEMENT, THE FRN AGREEMENT, THE INVESTORS' RIGHTS AGREEMENT AND THE SHAREHOLDERS' AGREEMENT

Reasons for the Subscription, the FRN Agreement, the Investors' Rights Agreement, and the Shareholders' Agreement

Galaxy's principal business is the development and operation of casino and gaming and gaming related facilities and related leisure and entertainment facilities in Macau. It also has businesses in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Galaxy Board believes that the injection of significant permanent capital by the Permira Investment Vehicles and the Noteholders (in the form of the Conversion Shares) and the related elimination of the significant debt represented by the FRNs will greatly improve the capital structure and the financial flexibility of Galaxy, especially in funding its substantial development and capital investments in Macau. Early redemption of the FRNs will also reduce the interest payable and improve, in accounting terms, the profitability of Galaxy.

The advisers who operate under the name "Permira", including, Permira Advisers LLP, together are a leading international private equity firm with a track record of more than twenty years of helping to build businesses. Over this time, Permira has raised 19 funds totalling approximately Euro 22 billion (approximately HK$240 billion at the exchange rate Euro 1= HK$10.9). The leisure, retail and consumer sectors represent 40% of the funds invested by Permira over the last decade, with portfolio

companies including *Cortefiel*, *Ferretti*, *Hugo Boss*, and *Valentino*. In particular, Permira has deep expertise in the international gaming sector through its investments in *Gala Coral*, Europe's largest gaming company, and in *Sisal*, the second largest lotto operator in Italy.

The Galaxy Board believes that the Permira Fund's connections and resources will be helpful in the business development of Galaxy and the Permira Directors will bring to the Galaxy Group the benefit of great expertise in governance and financing skills and backing that may be of benefit to it.

Directors and Management of Galaxy

Pursuant to the Investors' Rights Agreement and subject to the limitations described under "Investors' Rights Agreement" in the section headed "The Agreements", Galaxy will appoint two nominees of Permira SPV I to the Galaxy Board and the Relevant Boards and will put forward resolutions for such appointment at the Galaxy EGM. It is not intended there will be any other change in the executive or non-executive directors or the management of Galaxy as a result of Completion.

At the date of this announcement, save as disclosed herein, none of the Family Companies, the Lui Family, the Galaxy Directors and parties acting in concert with any of them has any interest in any Galaxy Shares and/or Employee Options.

Subscription Agreement — use of proceeds by Galaxy

Galaxy intends to use the proceeds received from the Subscription Agreement to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, (iv) general working capital, and (v) a restructuring of the Galaxy Group's debt profile including but not limited to the repayment of fifty per cent. (50%) of the FRNs outstanding in furtherance of the terms of the FRN Agreement. About HK$1,320,000,000 of the net proceeds will be used to finance the repayment of FRNs.

In general, gaming related business and facility development will include but not be limited to investment in food and beverage outlets and spas and development of convention facilities, shopping malls and theatres and familiar facilities at Galaxy's Cotai site. Galaxy has not identified any specific acquisition opportunity.

The Galaxy Directors consider that the issue of the Subscription Shares and the conversion of the FRNs will represent a substantial improvement to the capital structure of Galaxy and an opportunity to reduce significantly the gearing of Galaxy and replace the debt represented by the FRNs with permanent capital. Successful Completion will substantially enhance the financial flexibility of Galaxy for future development programs while broadening the shareholder and capital base of Galaxy. On conversion and repayment of the FRNs, no member of the Galaxy Group will have any material liability outstanding to a connected person of the Galaxy Group.

Fund raising by Galaxy in the past 12 months

Date of announcement	Event	Net proceeds	Intended use of proceeds as stated in the announcement	Actual use of proceeds
6 December, 2006	Galaxy Convertible Bonds issue	approx. US$235,150,000	Funding expansion of the Galaxy's Galaxy World Mega Resort and working capital	Same as intended use

Save as disclosed above, Galaxy has not carried out any capital fund raising activities in the 12 months preceding the date of this announcement.

Galaxy — Relevant requirements of the Listing Rules

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement, and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders Agreement and it has no implications for Galaxy under the Listing Rules.

KWIH and persons acting in concert with it (being Dr. Lui, City Lion, Super Focus, Mark Liaison and Premium Capital) hold 60.40% of the issued share capital of Galaxy at the date of this announcement.

The Galaxy Directors including the independent non executive Galaxy Directors consider that each of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement is on normal commercial terms and that such terms are fair and reasonable and in the interests of Galaxy and its shareholders as a whole (but the views of the Galaxy Independent Board Committee are subject to review when it receives the advice of an independent financial adviser). The views and recommendations of the Galaxy Independent Board Committee in respect of the transactions contemplated by the FRN Agreement will be set out in the Circular.

The Galaxy Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam has been constituted to make recommendations to the Galaxy Independent Shareholders in relation to the FRN Agreement. Galaxy has appointed Commerzbank AG Hong Kong Branch as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the FRN Agreement.

Galaxy Convertible Bonds

No element of the proposals requires approval or consent under the Galaxy Convertible Bonds and no element will result in an adjustment to any terms of the Galaxy Convertible Bonds save that the conversion price will be adjusted as a result of the issue of the Subscription Shares and the Conversion Shares.

Changes to the shareholding in Galaxy as a result of the Proposals

The beneficial interests in Galaxy of Dr. Lui, KWIH, their respective associates and parties acting in concert with them, the directors of Galaxy and KWIH and their respective associates, the Permira Investment Vehicles and the shareholdings of the public shareholders in Galaxy are and will be as set out below in the circumstances set out below:

	Before Completion		Immediately after Completion but before exercise of any of the Galaxy Convertible Bonds and Employee Options *(Note 4)*		Immediately after Completion and full exercise of the Employee Options *(Note 4)* but before exercise of any of the Galaxy Convertible Bonds *(Note 5)*		Immediately after Completion and full exercise of the Galaxy Convertible Bonds *(Note 5)* but before exercise of any of the Employee Options *(Note 4)*		Immediately after Completion and full exercise of the Galaxy Convertible Bonds *(Note 5)* and Employee Options *(Note 4)*	
	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%
Major Shareholders (including the Noteholders)	1,496,551,874	45.31	1,653,355,874	43.70	1,676,395,874	43.84	1,653,355,874	41.46	1,676,395,874	41.61
Lui Family members (other than Major Shareholders)	224,304,664	6.79	224,304,664	5.93	227,804,664	5.96	224,304,664	5.62	227,804,664	5.65
KWIH	614,984,047	18.62	162,484,047	4.30	162,484,047	4.25	162,484,047	4.07	162,484,047	4.03
Directors of Galaxy (other than Lui Family members)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.19	2,752,533	0.07	7,152,533	0.18
Other connected person of Galaxy *(Note 3)*	82,250,410	2.49	82,250,410	2.17	82,250,410	2.15	82,250,410	2.06	82,250,410	2.04
Permira Fund	0	0	775,884,000	20.51	775,884,000	20.29	775,884,000	19.46	775,884,000	19.26
Public shareholders	881,970,833	26.70	881,970,833	23.31	891,885,833	23.32	1,086,784,837	27.25	1,096,699,837	27.22
Total	3,302,814,361	100	3,783,002,361	100	3,823,857,361	100	3,987,816,365	100	4,028,671,365	100

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Galaxy Convertible Bonds and the Employee Options there is no change in the issued share capital of Galaxy from the date of this announcement to Completion.

2. As stated in the section headed "General" below, it is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

3. "Other connected person" of Galaxy refers to Future Leader Management Limited, a company controlled by Mr. Pedro Ho On Chun, who is a director of a subsidiary of Galaxy.

4. At the date of this announcement, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 26,540,000 Galaxy Shares. Other Galaxy Directors who are not members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 4,400,000 Galaxy Shares. The particulars of the Employee Options will be set out in the Circular.

5. The conversion price for the Galaxy Convertible Bonds now in effect is HK$9.14.

No general offer implication for Galaxy

Dr. Lui is the single largest and the controlling shareholder of KWIH. Through the direct shareholding of City Lion in Galaxy immediately after Completion, the Principal Trust will continue to have Control of Galaxy. The Disposal, issue of the Subscription Shares and issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

THE DISPOSAL

Reasons for the Disposal

For the financial year ended 31 December, 2006, the consolidated turnover, profit before taxation and profit after taxation of KWIH were respectively HK$275,956,000, HK$1,008,763,000 and HK$701,744,000.

For the year ended 31 December, 2006, Galaxy reported an audited consolidated net loss (before tax) of HK$1,525,662,000 and (after tax) of HK$1,531,510,000. For the year ended 31 December 2005, it reported an audited consolidated net profit (before tax) of HK$2,398,388,000 and (after tax) of HK$2,396,705,000.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia and its interest in Galaxy, which was formerly a subsidiary of KWIH, represents the balance of its former controlling stake. In 2005, Galaxy acquired control of Galaxy Casino S.A. and has subsequently become a major developer and operator of casino and gaming facilities and related leisure facilities in Macau. As a result the business of the Galaxy Group bears little connection with the core business of the KWIH Group and KWIH believes that as a result the business focus of the KWIH

Group is not clear to the market. The executive directors of KWIH believe that the Disposal will be of benefit to KWIH as it will help clarify the focus of the KWIH Group and raise significant cash for growth of KWIH.

On Completion, KWIH's shareholding in Galaxy will be reduced from 18.6% to 4.3% (assuming that there will be no change in Galaxy's issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and Conversion Shares at Completion).

Use of proceeds of the Disposal by KWIH

KWIH intends to apply the proceeds of about HK$3,810,050,000 from the Disposal to finance its property development business as well as for investment opportunities, if any, and general working capital.

KWIH — Relevant requirements of the Listing Rules

The consideration payable to KWIH for the Sale Shares represents approximately 31.9% of the total market capitalisation of KWIH as at 5 October, 2007. Consequently, the Disposal constitutes a major transaction for KWIH pursuant to the Listing Rules.

The Disposal constitutes a transaction between a listed issuer (namely, KWIH), and the Permira Investment Vehicles (each an Independent Third Party) which involves KWIH disposing of an interest in a company (namely, Galaxy) a substantial shareholder of which, namely Dr. Lui, is a controller and is thus a connected transaction of KWIH as within rule 14A.13(1)(b)(i) of the Listing Rules. It is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui, his spouse and companies controlled by him, members of the Lui Family and their respective associates will abstain from voting.

The KWIH Directors including the independent non-executive KWIH Directors consider that the Disposal is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and its shareholders as a whole (but the views of the KWIH Independent Board Committee are subject to review). The views and recommendations of the KWIH Independent Board Committee in respect of the transactions contemplated by the Share Purchase Agreement will be set out in the Circular.

The KWIH Independent Board Committee comprising of Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield has been constituted to make recommendations to the KWIH Independent Shareholders in relation to the Disposal. KWIH will appoint an independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders in relation to the Disposal and will announce the appointment as soon as practicable.

Gain on disposal by KWIH

Immediately upon Completion and assuming that there will be no change in the issued share capital of Galaxy from the date of this announcement and up to Completion (save for the issue of the Subscription Shares and the Conversion Shares), KWIH's interest in Galaxy will be reduced from approximately 18.6% to 4.3%. KWIH's gain on the disposal of the Sale Shares is estimated to amount to approximately HK$1,470,625,000. The estimated gain on disposal by KWIH is calculated on the basis of the aggregate Transaction Price for the Sale Shares.

KWIH Bonds

No element of the proposals requires approval or consent under the KWIH Bonds and no element will result in an adjustment to any terms of the KWIH Bonds.

Information about Permira Advisers LLP and Permira Investment Vehicles

Permira Advisers LLP, Permira LP and the Permira Investment Vehicles and their ultimate beneficial owners are Independent Third Parties of Galaxy and KWIH, and their respective connected persons.

The Permira Investment Vehicles are newly established special purpose vehicles whose principal business will be to hold the Subscription Shares and Sale Shares. Permira LP is the beneficial owner of Permira SPV I.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that owns approximately 15.79% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM.

GENERAL

Listing status

It is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These steps may include the issue of new Galaxy Shares and/or placing down by KWIH and/or the Family Companies of sufficient Galaxy Shares to Independent Third Parties. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Stock Exchange has stated that it will closely monitor the trading in the Galaxy Shares and in the KWIH Shares on the Stock Exchange. If the Stock Exchange believes that:

— **a false market exists or may exist in the Galaxy Shares or the KWIH Shares; or**

— **there are too few Galaxy Shares in public hands to maintain an orderly market,**

It will consider exercising its discretion to suspend trading in the Galaxy Shares or the KWIH Shares.

Circular

The Circular containing inter alia further particulars of the Disposal and the recommendations of the KWIH Independent Board Committee in respect of the Disposal, and further particulars of the Subscription Agreement, the FRN Agreement and the advice of the Galaxy Independent Board Committee in respect of the FRN Agreement, letters of advice from the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders and from the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, and other information in compliance with the Listing Rules and notices convening the KWIH SGM and the Galaxy EGM will be sent to the KWIH Shareholders and the Galaxy Shareholders as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares and/or in the KWIH Shares.

Definitions

In this announcement, unless the context otherwise requires, the following terms have the meanings set opposite them below:

"Affiliate"	means in relation to any person, any other person directly or indirectly Controlling, Controlled by or under common Control with, such person;
"Agreements"	the Share Purchase Agreement, the Subscription Agreement, the FRN Agreement and the Investors' Rights Agreement, or such of them as the context may indicate;
"Anti-Dilution Rights"	the rights to be granted by Galaxy to the Permira Investment Vehicles described under "Anti-Dilution Rights" in the description of the Subscription Agreement in the section headed "The Agreements";
"Applicable Shares"	the Initial Shares (as adjusted for any sub-division or consolidation of Shares), together with any Shares or other securities issued or received after the Completion Date and attributable to or derived from such Initial Shares (including Shares or other securities received in connection with a rights or bonus issue and any exercise of the Anti-Dilution Rights, but excluding Shares or other securities received pursuant to any scrip dividend declared and issued by Galaxy or as a scrip alternative to a cash dividend or acquired by an Investor other than pursuant to the Subscription Agreement or the Share Purchase Agreement);

"associate"	the meaning ascribed thereto in the Listing Rules;
"business day"	means a day other than a Saturday, Sunday or public holiday in England and Wales or Hong Kong;
"Circular"	the joint circular to be despatched by Galaxy and KWIH in connection with the Share Purchase Agreement, Subscription Agreement, FRN Agreement, Investors' Rights Agreement and Shareholders Agreement;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;
"Competitor"	(1) any person who is a party to a concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau (such person being a "Concessionaire"), (2) any person who is a party to a sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire (such person being a "Sub-Concessionaire"), (3) any VIP room operator, or a promoter licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); (4) any person who has a revenue and/or profit sharing or similar arrangement in respect of premises in Macau in which a gaming facility of forty (40) tables or more is operated (a "Third Party Participant") (5) any director or senior manager of a Concessionaire, Sub-Concessionaire, Third Party Participant, VIP room operator or promoter who is licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); and (6) each of their respective Affiliates;
"Completion"	(i) completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement; and (ii) completion of the subscription for and issue of the Subscription Shares pursuant to the Subscription Agreement and (iii) completion of the repayment of FRNs and issue of the Conversion Shares pursuant to the FRN Agreement (or completion of such one or more of them as the context may indicate);
"Completion Date"	the date on which Completion occurs;
"connected person"	the meaning ascribed thereto in the Listing Rules;
"Conditions"	in respect of any given Agreement the conditions to which it is subject as described in the description of the relevant Agreement in the section headed "The Agreements";

"Control"	the power of a person to secure that the affairs of another person are conducted directly or indirectly in accordance with the wishes of that first person by means of being the beneficial owner of more than 50 per cent. (50%) of the voting rights of that other person, or having the right to appoint or remove a majority of the members of or otherwise control the votes at the board of directors (or its equivalent) of that other person, and "Controlling" and "Controlled" shall be construed accordingly;
"Conversion Shares"	an aggregate of 156,804,000 new Galaxy Shares to be issued to the Noteholders pursuant to the FRN Agreement;
"Disposal"	the proposed disposal of 452,500,000 Galaxy Shares by Sutimar, pursuant to the Share Purchase Agreement;
"Dr. Lui"	Dr. Che-Woo Lui, an executive director and the chairman of KWIH and of Galaxy;
"Employee Options"	options to subscribe for an aggregate of 40,855,000 Galaxy Shares granted pursuant to the employee share option schemes of Galaxy adopted on 10 October, 1996 and 30 May, 2002 respectively and outstanding at the date of this announcement, with exercise prices per Galaxy Share ranging from HK$0.5333 to HK$4.59;
"Encumbrance"	mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;
"Family Companies"	City Lion, Netfinity and Recurrent Profits
"Francis Lui"	Mr. Francis Lui Yiu Tung, an executive director of Galaxy and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRN Agreement"	an agreement dated 8 October, 2007 between Galaxy and the Noteholders in relation to the conversion and repayment of the FRNs;
"FRNs"	"Class B" Variable Rate Unsecured Loan Notes in aggregate principal amount of HK$2,371,805,067 issued by Galaxy to the Noteholders on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;
"Galaxy"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Galaxy Board"	the board of Galaxy Directors;

"Galaxy Convertible Bonds"	US$240,000,000 (initial principal amount) Zero Coupon Convertible Notes of Galaxy Due 2011, convertible into Galaxy Shares;
"Galaxy Directors"	the directors of Galaxy;
"Galaxy EGM"	the extraordinary general meeting of Galaxy to be convened for the purpose of approving, among other matters, the Subscription Agreement and the transactions contemplated thereunder and FRN Agreement and transactions contemplated thereunder;
"Galaxy Group"	Galaxy and its subsidiaries;
"Galaxy Independent Board Committee"	Mr. James Ross Ancell and Dr. William Yip Shue Lam, the independent committee of the Galaxy Board established to advise Galaxy Independent Shareholders on the FRN Agreement;
"Galaxy Independent Shareholders"	holders of Galaxy Shares other than shareholders who are required to abstain from voting under the Listing Rules or by the Stock Exchange;
"Galaxy Shares"	shares of HK$0.10 each in the capital of Galaxy;
"Galaxy Shareholder(s)"	holder(s) of Galaxy Shares;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with Galaxy, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and — in respect of Galaxy, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of Galaxy having made all reasonable enquiries, is a third party independent of and not connected with Galaxy, the Family Companies, or any connected persons of Galaxy and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to Galaxy for the purposes of the Takeovers Code;

"Investors' Rights Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira SPV I, Permira IV L.P.1 and the Major Shareholders concerning the Permira SPV I's right to appoint directors to the board of Galaxy amongst other things;
"Initial Shares"	the Sales Shares and the Subscription Shares;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"KWIH Board"	the board of KWIH Directors;
"KWIH Bonds"	HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly-owned subsidiary of KWIH;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries;
"KWIH Independent Board Committee"	Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield an independent committee of the KWIH Board established to advise KWIH Independent Shareholders on the Disposal;
"KWIH Independent Shareholders"	holders of KWIH Shares other than members of the Lui Family, Dr. Lui and their respective associates and companies controlled by them;
"KWIH Shareholders"	holders of KWIH Shares;
"KWIH SGM"	the special general meeting of KWIH to be convened for the purpose of approving, among other matters, the Disposal;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"KWIH Shareholders"	holder(s) of KWIH Shares;
"Last Dealing Date"	in respect of Galaxy 2:30 p.m. on 5 October, 2007, being the last trading day for the Galaxy Shares prior to the suspension of dealings in Galaxy Shares at 2:30 p.m. on 5 October, 2007 and in respect of KWIH, 5 October, 2007, being the last trading day for the KWIH Shares prior to the suspension of dealings in the KWIH Shares at 9:30 a.m. on 8 October, 2007;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Lock Up Period"	a period of two years from the Completion Date;

"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Lawrence Lui, Ms. Paddy Tang Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies controlled by them (excluding KWIH);
"Macau"	Macau Special Administrative Region of the PRC;
"Major Shareholders"	City Lion, Super Focus, Mark Liaison, Premium Capital, Dr. Lui, Recurrent Profits, Francis Lui, and Ms. Paddy Tang Lui Wai Yu all of which are also members of the Lui Family;
"Mark Liaison"	Mark Liaison Limited, a company incorporated in Hong Kong with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Material Operating Subsidiary"	any subsidiary of Galaxy that has a management or operational function with respect to the business of the Galaxy Group and which (on an unconsolidated basis) contributes in excess of ten per cent. (10%) of the Galaxy Group's consolidated revenue in any financial year;
"Merrill Lynch"	Merrill Lynch (Asia Pacific) Limited and Affiliates;
"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Island, and wholly-owned by Lawrence Lui, son of Dr. Lui and a member of the Lui Family;
"Noteholders"	City Lion and Recurrent Profits, both of which are also members of the Lui Family;
"Penta"	Penta Investment Advisers Limited, a company incorporated in British Virgin Islands and owned by Independent Third Parties, a substantial shareholder in KWIH and the holder of 15.79% of the KWIH Shares in issue at the date of this announcement;
"Permira Advisers LLP"	the advisers to the Permira Fund;
"Permira Director(s)"	the person(s) nominated by Permira SPV I to become Galaxy Directors as referred to in the Subscription Agreement and the Investors' Rights Agreement;
"Permira Fund"	the private equity fund known as Permira IV and advised by Permira Advisers LLP;
"Permira Investment Vehicles"	Permira SPV I and Permira SPV II;

"Permira LP"	Permira IV L.P.1, a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995 (as amended), being one of the limited partnerships of the Permira Fund;
"Permira SPV I"	ENB LUX 1 S.à.r.l, a company incorporated in Luxembourg with limited liability, established, and wholly-owned, by the Permira Fund;
"Permira SPV II"	ENB LUX 2 S.à.r.l. a company incorporated in Luxembourg with limited liability, established and wholly-owned, by the Permira Fund;
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Premium Capital"	Premium Capital Profits Limited, a company incorporated in the British Virgin Islands with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;
"Relevant Boards"	the boards of directors of Galaxy Casino SA and any other Material Operating Subsidiary of Galaxy;
"Restricted Person"	any person who is regarded by the Galaxy (acting reasonably) to be unsuitable under applicable gaming laws in the U.S., the United Kingdom or Macau to directly or indirectly Control, operate or hold a gaming licence or a venue of gaming (physical or virtual) or a material interest therein; or who is regarded by Galaxy (acting reasonably) to be undesirable for the purposes of directly or indirectly Controlling, operating or holding a gaming licence or a venue of gaming (physical or virtual) or a material interest therein;
"Sale Shares"	the 452,500,000 Galaxy Shares to be sold by Sutimar under the Share Purchase Agreement;
"SFC"	the Securities and Futures Commission of Hong Kong;
"Share Purchase Agreement"	a Share Purchase Agreement dated 8 October, 2007 between Sutimar, the Permira Investment Vehicles and KWIH (as guarantor) in relation to the Disposal;
"Shareholders Agreement"	a Shareholders Agreement dated 8 October, 2007 between the Permira Investment Vehicles and the Major Shareholder;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira Investment Vehicles and Permira L.P. for the subscription by the Permira Investment Vehicles of 323,384,000 new Galaxy Shares in aggregate;
"Subscription Shares"	the 323,384,000 new Galaxy Shares to be issued by Galaxy to the Permira Investment Vehicles under the Subscription Agreement;
"Super Focus"	Super Focus Company Limited, a company incorporated in the British Virgin Islands with limited liability and wholly-owned and controlled by Dr. Lui;
"Sutimar"	Sutimar Enterprises Limited a wholly-owned subsidiary of KWIH, incorporated with limited liability in the British Virgin islands and the business of which is investment holding;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Transaction Price"	the price of HK$8.42 per Galaxy Share being the price payable for each of the Sale Shares, the Conversion Shares and the Subscription Shares;
"Transfer"	in relation to any Galaxy Share or any legal or beneficial interest in any Galaxy Share, to: (a) sell, assign or otherwise transfer it (including but not limited to by way of stock lending); (b) create any Encumbrance over it; (c) direct (by way of renunciation or otherwise) that another person should, or assign any right to, receive it; (d) enter into any agreement in respect of the votes or any other rights attached to the Galaxy Share; (e) create or permit to subsist any cash-settled option, equity derivative or similar instrument in respect of, or by reference, to it; or (f) agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing, except any Encumbrance over new Galaxy Shares that secures indebtedness pursuant to an arm's length bona fide arrangement with an independent financial institution where such indebtedness is to be injected or invested into Galaxy for Galaxy Shares to be issued pursuant to a top up placing, a rights issue or a private placement of Galaxy Shares;

"US$" dollars of the United States of America.

Trading in the Galaxy Shares on the Stock Exchange was suspended at the request of Galaxy with effect from 2:30 p.m. on 5 October, 2007. Galaxy has applied for a resumption of trading in the Galaxy Shares with effect from 9:30 a.m. on 12 October, 2007.

Trading in the KWIH Shares on the Stock Exchange was suspended at the request of KWIH with effect from 9:30 a.m. on 8 October, 2007. KWIH has applied for a resumption of trading in the KWIH Shares with effect from 9:30 a.m. on 12 October, 2007.

Further announcements will be made if and when appropriate.

At the date of this announcement, the executive directors of KWIH are Dr. Che-Woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-Woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 11 October, 2007

Some numbers in this announcement have been rounded and are therefore approximate.

本公佈僅供參考，並不構成收購、認購、購買或出售證券之建議，亦並非為邀請任何該等建議而傳閱。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

銀河娛樂集團有限公司

可能向PERMIRA投資工具發行323,384,000股新股
及關連交易
可能透過將「B」類浮息無抵押貸款票據兌換為新股
及支付現金向關連人士
悉數償還「B」類浮息無抵押貸款票據
及恢復股份買賣

嘉華國際集團有限公司

之主要及關連交易
可能向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份
及恢復股份買賣

銀河娛樂集團有限公司之財務顧問

美林

銀河娛樂建議透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元而大大加強其資本結構。

就此，銀河娛樂於二零零七年十月八日與Permira投資工具訂立認購協議，另與（其中包括）Permira SPV I（Permira投資工具為獨立第三方）訂立投資者權利協議，亦與票據持有人訂立浮息票據協議，彼等均為銀河娛樂之關連人士。根據該等協議，銀河娛樂將按每股8.42港元之價格發行合共480,188,000股新銀河娛樂股份。

同日，嘉華國際之全資附屬公司Sutimar、Permira投資工具與嘉華國際訂立股份出讓協議，按每股8.42港元之價格出售452,500,000股銀河娛樂股份，總現金代價為3,810,050,000港元。

緊隨完成後，假設自本公佈日期起至完成止期間，除發行認購股份及兌換股份外，其已發行股本將無任何變動：

- 嘉華國際將擁有銀河娛樂已發行股本約4.3%；
- Permira投資工具將擁有銀河娛樂已發行股本約20.5%；及
- 家族公司連同彼等各自之聯繫人士及與彼等一致行動人士將擁有銀河娛樂已發行股本約53.93%。

將向聯交所上市委員會申請批准認購股份及兌換股份上市及買賣，並將於完成前採取步驟，確保銀河娛樂於緊隨完成後具備足夠公眾持股量。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

主要信託為銀河娛樂之控股股東，緊隨完成後，主要信託將繼續擁有銀河娛樂之控制權。出售、發行認購股份及發行兌換股份將不會導致收購守則項下任何全面收購建議責任。

呂博士現為嘉華國際之控股股東，緊隨完成後將繼續為其控股股東。

票據持有人為銀河娛樂之關連人士，浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）銀河娛樂獨立股東批准後，方可作實。表決將以按股數投票方式進行。主要股東（包括票據持有人）、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方，亦無上市規則對銀河娛樂構成之後果。

根據上市規則，由於根據上市規則第14A.13(1)(b)(i)條，出售將構成嘉華國際之關連交易及主要交易。出售須獲得嘉華國際獨立股東批准，方可作實。表決將以按股數投票方式進行。呂博士及彼之配偶、呂氏家族成員及彼等各自之聯繫人士以及與彼等一致行動人士將放棄表決。

嘉華國際、Sutimar及Permira投資工具獲Penta（擁有嘉華國際已發行具投票權股份約15.79%）承諾於嘉華國際之股東特別大會就批准股份出讓協議之決議案投贊成票。完成之其他先決條件載於下文「協議」一節「先決條件」分節。

銀河娛樂及嘉華國際之聯合通函將於可行情況下盡快分別寄交銀河娛樂股東及嘉華國際股東，當中載有（其中包括）出售、浮息票據協議、認購協議、投資者權利協議及股東協議之進一步詳情、嘉華國際獨立董事委員會有關出售之推薦意見、將予委聘之獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件、銀河娛樂獨立董事委員會有關浮息票據協議之推薦意見以及獨立財務顧問德國商業銀行香港分行致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見函件，連同召開銀河娛樂股東特別大會及嘉華國際股東特別大會之通告。

由於完成取決於若干先決條件達成，該等建議不一定實行。銀河娛樂股東及有意投資者買賣銀河娛樂股份以及嘉華國際股東及有意投資者買賣嘉華國際股份時，務請審慎行事。

應銀河娛樂之要求，銀河娛樂股份已自二零零七年十月五日下午二時三十分起在聯交所暫停買賣。銀河娛樂已申請銀河娛樂股份自二零零七年十月十二日上午九時三十分起恢復買賣。

應嘉華國際之要求，嘉華國際股份已自二零零七年十月八日上午九時三十分起在聯交所暫停買賣。嘉華國際已申請嘉華國際股份自二零零七年十月十二日上午九時三十分起恢復買賣。

涉及合約

該等建議涉及下列事宜：

認購協議

於二零零七年十月八日，銀河娛樂同意按每股認購股份之交易價格向Permira投資工具發行認購股份。323,384,000股新股之認購股份應付總代價為2,722,893,280港元，將於完成時以現金支付。認購協議之進一步詳情載於下文。

股份出讓協議

於二零零七年十月八日，嘉華國際全資附屬公司Sutimar同意按每股銷售股份之交易價格向Permira投資工具出售銷售股份。452,500,000股銷售股份之應付總代價為3,810,050,000港元，將於完成時以現金支付。股份出讓協議之進一步詳情載於下文。

投資者權利協議

於二零零七年十月八日，銀河娛樂、Permira SPV I、主要股東與Permira LP就認購協議訂立投資者權利協議。投資者權利協議之進一步詳情載於下文。

浮息票據協議

於二零零七年十月八日，銀河娛樂與票據持有人訂立浮息票據協議，據此（其中包括）銀河娛樂同意按每股兑換股份之交易價格兑換浮息票據本金額約50%及應計利息（即1,320,289,680港元）為兑換股份，並以現金贖回本金餘額（根據浮息票據條款，銀河娛樂可選擇於發行認購股份時贖回浮息票據）。完成後，將無未償還浮息票據，而銀河娛樂將不再結欠銀河娛樂任何關連人士任何重大負債。浮息票據協議之進一步詳情載於下文。

互為條件

股份出讓協議、認購協議及浮息票據協議各自互為條件，除非三份協議全部同時或大致同時完成，否則全部均不會完成。投資者權利協議須待股份出讓協議、認購協議及浮息票據協議各自完成後，方告生效，原因為倘上述任何協議未能完成，投資者權利協議將告失效，且儘管該等協議毋須取得有關批准，惟將於銀河娛樂股東特別大會上提呈銀河娛樂股東批准。

票據持有人為銀河娛樂之關連人士，故浮息票據協議構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）獲得銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要信託、家族公司、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

出售構成嘉華國際之關連交易，而股份出讓協議須（其中包括）獲得嘉華國際獨立股東批准，方可作實。表決將以按股數投票方式進行。呂博士、彼之配偶及彼控制之公司、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

交易價格

交易價格每股銀河娛樂股份8.42港元較最後交易日期聯交所所報收市價每股銀河娛樂股份9.00港元折讓約6.4%，亦較二零零七年九月二十八日至最後交易日（包括該日）期間聯交所所報連續五個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%。交易價格較二零零七年八月二十三日至最後交易日（包括該日）連續30個交易日期間之平均收市價每股銀河娛樂股份7.99港元有溢價5.4%。交易價格較二零零七年五月二十九日至最後交易日（包括該日）連續90個交易日期間之平均收市價每股銀河娛樂股份7.78港元計算有溢價8.3%。

於二零零七年六月三十日，銀河娛樂之未經審核綜合資產淨值（不包括少數股東權益）為每股銀河娛樂股份約4.05港元。交易價格較二零零七年六月三十日每股銀河娛樂股份4.05港元之銀河娛樂未經審核綜合資產淨值（不包括少數股東權益）有溢價約108%。緊隨完成後，估計資產淨值（不包括少數股東權益）將約為每股銀河娛樂股份4.44港元。

交易價格乃參考下列各項後，經訂約各方公平磋商釐定：

- 分析可資比較公司進行之配售；
- 分析引入Permira基金投資者獲得之策略價值；及
- 分析邀得資源充裕且信譽昭著之企業成為主要股東可能對銀河娛樂之增長前景帶來之好處。

建議將透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元大大加強銀河娛樂之資本架構。

股東協議

於二零零七年十月八日，Permira投資工具與主要股東訂立股東協議，載列彼等之間有關監管銀河娛樂及買賣銀河娛樂股份之若干安排。倘股份出讓協議、認購協議及浮息票據協議未能完成，股東協議將告失效。股東協議之進一步詳情載於下文。

股權架構

下圖說明銀河娛樂及嘉華國際於完成前及緊隨完成後之公司及股權架構：

完成前


嘉華國際之董事（呂氏家族除外）
呂氏家族（呂博士及其配偶除外）
Super Focus、Mark Liaison、Premium Capital及呂博士（包括公司權益）及其配偶
Penta
嘉華國際公眾股東
0.15%
0.71%
54.55%
15.79%
28.80%
銀河娛樂董事（呂氏家族除外）
呂氏家族（主要股東除外）
嘉華國際
主要股東（包括票據持有人）
其他關連人士
銀河娛樂公眾股東
0.08%
6.79%
18.62%
45.31%
2.49%
26.70%
銀河娛樂

完成後



嘉華國際之董事
(呂氏家族除外)
呂氏家族
(呂博士及
其配偶除外)
Super Focus、
Mark Liaison、
Premium Capital
及呂博士
(包括公司權益)
及其配偶
Penta
嘉華國際公眾股東
0.15%
0.71%
54.55%
15.79%
28.80%
Permira
SPV I
Permira
SPV II
銀河娛樂董事
(呂氏家族
除外)
呂氏家族
(主要股東
除外)
嘉華國際
主要股東
(包括票據
持有人)
其他關連人士
銀河娛樂
公眾股東
3.99%
16.52%
0.07%
5.93%
4.30%
43.70%
2.17%
23.31%
銀河娛樂

附註：

1. 以上股權架構圖之若干數字經四捨五入調整。因此，總數不一定為100%。

2. City Lion及Recurrent Profits計入主要股東項下。Netfinity並非主要股東，其權益計入(主要股東除外)呂氏家族成員項下。

將於完成前採取步驟，確保銀河娛樂於緊隨完成後具備足夠公眾持股量。聯交所向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

協議

認購協議

認購協議之主要條款概要載列如下：

日期： 二零零七年十月八日

認購協議訂約各方：

1. 銀河娛樂；
2. Permira投資工具；及
3. Permira LP。

主要事項： Permira投資工具個別有條件同意按交易價格收購認購股份。

代價： 交易價格為每股認購股份8.42港元，或2,722,893,280港元，將於完成時以現金支付。進一步詳情載於下文。

認購股份相當於銀河娛樂現有已發行股本約9.8%及銀河娛樂緊隨完成後(假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兑換股份外，其已發行股本並無任何變動)經擴大已發行股本約8.5%。

條件： 下列先決條件必須達成，方可完成：

- 銀河娛樂股東(根據上市規則或聯交所批准表決之股東)於銀河娛樂股東特別大會通過決議案，以：

  (i) 批准認購協議及根據認購協議擬進行交易；

  (ii) 批准反攤薄權利；

- 聯交所上市委員會批准所有認購股份上市及買賣，且有關上市及買賣批准其後並無於完成日期前撤回；

- 股份出讓協議所有先決條件（有關認購協議及浮息票據協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免；及

- 浮息票據協議所有先決條件（有關認購協議及股份出讓協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免。

倘各項條件未能於二零零七年十二月三十一日下午五時正或銀河娛樂與Permira投資工具可能協定之較後日期前達成，認購協議將自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

資料權利：　Permira董事將有合理權利取得銀河娛樂其他董事一般可取得之資料。

Permira投資工具契諾：　各Permira投資工具與銀河娛樂契諾：

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，其將會並將促使其直接及間接控股公司（為免疑慮，不包括Permira基金及Permira基金任何投資者或其直接或間接控股公司）不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十(10%)；

- 不會於禁售期內轉讓任何適用股份或任何適用股份當中權益。各Permira投資工具可於禁售期後轉讓其股份，條件為於完成日期起計八(8)年內，不得向競爭對手或受限制人士作出並非於市場上銷售之轉讓；

- 將採取一切合理措施確保其進行之任何銀河娛樂股份轉讓不會導致銀河娛樂股份出現無秩序市場；

- 倘Permira投資工具所持股權合計跌至低於銀河娛樂已發行股本百分之五(5%)，其將隨即就其所進行任何轉讓書面知會銀河娛樂，並另行就其所持銀河娛樂股權水平每月知會銀河娛樂，及其後就其股權任何其他變動於合理可行情況下盡快知會及通知銀河娛樂，惟倘Permira投資工具股權合計跌至低於適用股份百分之二十五(25%)，則有關責任將自動終止；及

- 完成後，除因行使其反攤薄權利而進行者外，其將不會於緊隨其後合理預期銀河娛樂將違反上市規則項下「公眾持股量」規定之情況下購入任何股份。

反攤薄權利：

在發行股本或股本掛鈎資本情況下，Permira投資工具有權額外認購銀河娛樂股份、可兌換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以維持其股權百分比。Permira投資工具獲賦予之認購該等額外銀河娛樂股份、認股權證或其他權利之價格及條款，將相等於其向第三方提呈或作出之股本或股本掛鈎資本發行之價格及條款。於完成後，Permira投資工具將同時成為銀河娛樂之主要股東，因此亦為銀河娛樂之關連人士（定義見上市規則）。行使Permira投資工具權利將構成銀河娛樂之關連交易，因此，須獲得銀河娛樂獨立股東批准，方可作實。

反攤薄權利年期為完成日期起計三年。

因反攤薄權利而可能須予發行之銀河娛樂股份，不會計入銀河娛樂董事可能不時獲授之發行股份一般授權，並須待反攤薄權利於銀河娛樂股東特別大會獲批准後，方可作實。反攤薄權利獲行使時發行銀河娛樂股份毋須再徵求銀河娛樂股東批准。

反攤薄權利將於下列較早時間終止生效：

- Permira基金終止直接或間接實益擁有之Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；及
- 完成日期滿三週年。

股份出讓協議

股份出讓協議之主要條款概要載列如下：

日期： 二零零七年十月八日

股份出讓協議訂約各方：

1. 嘉華國際全資附屬公司Sutimar，作為賣方；
2. Permira投資工具，作為買方；及
3. 嘉華國際，作為Sutimar履行責任之擔保人。

主要事項： Sutimar有條件同意按交易價格分別向Permira投資工具出售銷售股份。

銷售股份相當於銀河娛樂現有已發行股本約13.7%及銀河娛樂緊隨完成後（假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動）經擴大已發行股本約11.96%。

代價： 交易價格為每股銷售股份8.42港元，合共3,810,050,000港元，將於完成時以現金支付。

條件： 銷售股份持方止須待下列條件達成後，方告完成：

- 認購協議根據其條款成為無條件，惟要求股份出讓協議已成為無條件或已完成之任何條件除外；

- 嘉華國際股東（根據上市規則或聯交所批准表決之股東）於嘉華國際股東特別大會或書面同意（如適用）通過普通決議案，以批准根據股份出讓協議銷售銷售股份，且有關同意於完成時仍具十足效力；及

- 嘉華國際完全符合與其履行股份出讓協議項下責任有關之所有相關規管要求，包括上市規則相關規則。

訂約各方不得單方面豁免任何先決條件。

倘各項條件未能於二零零七年十二月三十一日下午五時正或Sutimar與Permira投資工具可能協定之較後日期前達成，股份出讓協議將即時自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

完成： 股份出讓協議與認購協議及浮息票據協議時同時完成。

投資者權利協議

投資者權利協議之主要條款概要載列如下：

日期：	二零零七年十月八日
Permira投資工具權利協議訂約各方：	1. 銀河娛樂； 2. Permira SPV I； 3. Permira LP；及 4. 主要股東。
主要事項：	向Permira SPV I授出若干權利。
條件：	無 儘管根據上市規則第14A章，投資者權利協議構成銀河娛樂之持續關連交易，惟該協議並不涉及金錢，故獲豁免遵守任何股東批准規定。然而，倘認購協議失效或終止，投資者權利協議亦將終止。
提名：	只要Permira投資工具合共實益持有(i)適用股份超過百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名兩名人士加入銀河娛樂董事會及倘有關提名獲得有關權力組織同意或批准則有關董事會出任非執行董事；而只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)但少於百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名一名人士加入銀河娛樂董事會及倘有關提名獲得有關權力組織同意或批准則有關董事會出任非執行董事（獲提名加入所有有董事會之人士須為同一人）。Permira董事之身分須獲銀河娛樂之事先書面批准，銀河娛樂不得不合理拒絕或延遲作出有關批准，倘Permira SPV I按Permira LP指示提名之該名人士為Permira Advisers LLP之合夥人，則有關批准須由銀河娛樂作出（除非該名人士現時或過往為競爭對手之董事或高級職員）。

倘Permira投資工具於銀河娛樂實益擁有之股權總額低於上文所載限額，則Permira SPV I可於十天內促使相關Permira董事退任。

有權委任一名Permira董事加入有關董事會之執行委員會及有關董事會任何其他委員會，審核委員除外。

終止： 投資者權利協議將於下列情況終止：

- 於完成後，就特定人士而言（銀河娛樂或Permira LP除外），倘該名人士終止按投資者權利協議之條款持有任何股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十（90%）擁益；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之五十（50%）；
- 倘未能於二零零八年一月八日前完成或（倘屬較早）認購協議或股份出讓協議按其條款終止；
- Permira投資工具嚴重違反或並無遵守其於投資者權利協議或股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東或銀河娛樂就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或
- 完成日期後滿八(8)年之日。

股東協議

股東協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股東協議訂約方：	1. Permira投資工具；及 2. 主要股東， 於本公佈日期，主要股東合共持有1,496,551,874股銀河娛樂股份，相當於銀河娛樂表決權約45.3%。
主要事項：	主要股東及Permira投資工具各自同意（在其能力範圍以內，但須遵守所有相關法例及（就身為公司董事之主要股東而言）彼等之受信責任），除非事先獲得其他人士書面同意，否則直至完成為止及其後直至下列較早日期為止：(A)完成日期後滿八(8)年之日；或(B)Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日： • 除集團內公司間任何安排外，銀河娛樂集團公司不得為偏離銀河娛樂集團業務性質或策略之目的，招致或訂立或同意訂立任何協議或融資，以取得任何個別金額為5,000,000美元或以上之借款、墊款、信貸或融資或其他債務或屬借款性質之責任（「借款」），或於任何十二(12)個月期間內連同銀河娛樂集團公司所有借款合計為15,000,000美元或以上之任何借款；

- 其將不會提呈任何將銀河娛樂自願除牌之建議，亦不會以其股份就該等建議投贊成票，除非任何銀河娛樂股份之除牌建議乃就下列事項作出：(i)有關根據收購守則作出之收購建議；或(ii)有關全部銀河娛樂股份獲准另行於國際認可證券交易所上市或另行上市後；或(iii)有關出售全部或絕大部分銀河娛樂資產連同擬向股東作出分派之發售；

- 銀河娛樂集團之業務性質或策略並無基本變動（包括但不限於終止業務）；

- 倘主要股東收購銀河娛樂之表決權，而有關收購將導致Permira投資工具產生就銀河娛樂股份提出強制性全面收購建議之責任；或倘Permira投資工具收購銀河娛樂之表決權，而有關收購將導致主要股東產生有關責任，則將不會收購任何銀河娛樂之表決權，惟就Permira投資工具而言，此規定不適用於其根據反攤薄權利收購表決權之情況；及

- 倘緊隨其後合理預期銀河娛樂將違反上市規則項下公眾持股量規定，其將不會收購任何股份，惟Permira投資工具根據其反攤薄權利收購股份除外。

各主要股東同意（在其作為股東之能力範圍以內，但須遵守所有相關法例及（就身為任何公司董事之主要股東而言）彼等作為董事在以董事身分採取及促使採取行動時之受信責任），作出或促使作出一切行動及進行或促使進行一切所需事宜，以確保主要股東及與其一致行動之該等銀河娛樂股東（Permira投資工具除外）所持銀河娛樂股份於任何時間（直至完成日期為止及其後直至下列較早日期為止：(A)完成日期後滿八(8)年之日；或(B)Permira投資工具終止合共實益持有適用股份最少百分之五十（50%）之日）均構成：

- 銀河娛樂單一最大股東（作為團體）；及

- 不少於銀河娛樂當時已發行股本百分之三十五（35%）。

股份轉讓

各主要股東及Permira投資工具同意，不會於禁售期內轉讓任何銀河娛樂股份或任何銀河娛樂股份當中任何權益，惟若干受限制轉讓除外，該等轉讓詳情將載於通函。其後直至完成日期後滿八年之日期間，不得於聯交所以外向競爭對手或受限制人士出售。

倘Permira基金於禁售期內終止直接或間接實益擁有各Permira投資工具之表決權最少百分之九十（90%），各Permira投資工具將被視作已違反上述協議，於禁售期後，倘競爭對手或受限制人士收購Permira投資工具任何權益，則各Permira投資工具亦被視作已違反上述協議。

只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)，則各Permira投資工具承諾不會直接或間接擁有任何競爭對手之表決權合共超過百分之十。

隨售權

自完成起至完成日期後滿八(8)年之日期及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)時之較早日期止期間，除若干受限制轉讓(詳情將載於通函)外，主要股東不會作出任何建議轉讓，除非：

- Permira投資工具已書面同意有關轉讓；或
- 建議買方提出書面建議，收購下文所述數目之Permira投資工具所持銀河娛樂股份。

倘上述建議並非或並無根據股東協議條款作出，則Permira投資工具有權向相關主要股東出售該等數目之銀河娛樂股份。

Permira投資工具有權向建議買方或該主要股東轉讓彼等當時實益持有之該部分適用股份，數目相等於建議買方擬就主要股東於該轉讓前所持銀河娛樂股份總數出售之該部分銀河娛樂股份數目。

優先出價權

自完成日期起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)時之較早日期止期間，除若干受限制轉讓(詳情載於通函)外，主要股東就Permira投資工具擬進行之任何銀河娛樂股份轉讓將享有優先出價權。

終止： 股東協議將於下列情況終止：

- 於完成後，就特定人士而言，倘該名人士終止按股東協議條款持有任何股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)；
- 倘未能於二零零八年一月八日前完成或(倘屬較早)認購協議或股份出讓協議按其條款終止；
- Permira投資工具嚴重違反或並無遵守其於股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或
- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，而競爭對手收購或持有Permira投資工具或彼等之直接控股公司(為基金之附屬公司)之股權或實益權益。

浮息票據協議

浮息票據協議之主要條款概要載列如下：

日期：	二零零七年十月八日
浮息票據協議訂約各方：	1. 銀河娛樂；及 2. 票據持有人。
主要事項：	銀河娛樂有條件同意按每股兌換股份之交易價格兌換1,320,289,680港元之浮息票據本金額為新股，並償還餘額。浮息票據之所有累計及未支付之利息將於完成時以現金支付。
兌換股份：	兌換股份相當於銀河娛樂現有已發行股本約4.7%及銀河娛樂緊隨完成後（假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動）經擴大已發行股本約4.1%。
先決條件：	償還及兌換浮息票據須待下列先決條件達成後，方可作實： (i) 浮息票據協議及據此擬進行之交易（包括發行及配發兌換股份）均已獲銀河娛樂股東（或聯交所並無規定須放棄表決之有關股東）於股東大會以按股數投票表決方式通過決議案批准； (ii) 聯交所批准兌換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤回或暫停銀河娛樂之上市地位；及 (iii) 認購協議及買賣協議所有先決條件（有關達成浮息票據協議先決條件之先決條件除外）達成或按照其條款獲豁免。 條件一概不得豁免。

訂約各方將盡合理努力合作確保達成條件。倘任何條件未能於二零零七年十二月三十一日或票據持有人共同與銀河娛樂可能書面協定之較後日期前達成，銀河娛樂可透過向其他訂約方發出通知，選擇終止浮息票據協議。

完成：　認購協議及買賣協議將於浮息票據協議完成時同時完成，致使除非全部協議同時或大致同時完成，否則全部均不會完成。

浮息票據

浮息票據最初由銀河娛樂於二零零五年七月發行，作為發行本金額合共2,544,239,603港元其中一部分，當中合共172,434,536港元本金額已經償還。浮息票據不得按其條款兌換，並載有具下列效力之條款。

未償還本金額：　2,371,805,067港元

到期日：　二零零八年九月三十日

狀況：　浮息票據項下之債務構成銀河娛樂之一般無抵押債務，各自之間具有同等地位，並與銀河娛樂所有其他現行及日後無抵押及後償債務享有*同等權益*。

利息：　利息現時按年息率6厘累計及每年複合計算，將於償還浮息票據或到期時支付。

只要尚有未償還浮息票據，除非直至宣派股息之日為止累計之所有利息已先行支付，否則銀河娛樂不得宣派股息。

贖回：　銀河娛樂可隨時透過發出三個營業日之不可撤回事先書面通知，按面值加累計及未支付之利息，贖回浮息票據。

銀河娛樂可酌情以任何股本相關集資活動所得款項淨額贖回浮息票據。

上市

將向聯交所申請批准認購股份及兌換股份上市及買賣，並將於完成前採取適當步驟，確保於緊隨完成後銀河娛樂股份之公眾持股量不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

反攤薄權利

於銀河娛樂股東特別大會上將提呈有關根據反攤薄權利發行新銀河娛樂股份之特別授權。

行使該等權利須受上市規則規限。聯交所表示根據行使反攤薄權利發行銀河娛樂股份須待下列條件達成後，方可作實：

(a) 有關Permira投資工具有權行使反攤薄權利之新銀河娛樂股份定價須取得銀河娛樂董事（包括銀河娛樂獨立非執行董事）批准，而該等董事不得於該交易中擁有任何直接權益，且與Permira投資工具或彼等之聯繫人士概無關連；

(b) 倘根據行使反攤薄權利將予發行之銀河娛樂股份較基準價格折讓多於10%，基準價格指（以最高者為準）：

(i) 就反攤薄權利建議發行銀河娛樂股份之行使日期收市價；及

(ii) 緊接以下事項前（以最早發生者為準）五個交易日之平均收市價：

(1) 就反攤薄權利建議發行銀河娛樂股份刊發公佈之日（如有）；

(2) 行使反攤薄權利之相關日期；及

(3) 釐定行使反攤薄權利認購價之日，

獨立財務顧問須就向Permira投資工具發行新銀河娛樂股份之價格或價值公平與否提

供意見，除上述銀河娛樂董事批准外，銀河娛樂須於其就任何有關Permira投資工具行使反攤薄權利而發行新銀河娛樂股份將予刊發之公佈載入有關意見提述；及

(c) 倘根據Permira投資工具行使反攤薄權利將予發行之新銀河娛樂股份較上述基準價格折讓20%或以上，則須事先就有關發行取得銀河娛樂獨立股東批准；

(d) Permira投資工具於行使反攤薄權利時之發行價不得少於向獨立第三方提呈之價格；及

(e) 根據反攤薄權利可能發行之新銀河娛樂股份數目，最多不得超過完成時根據銀河娛樂於二零零七年六月二十六日舉行之股東週年大會上授予銀河娛樂董事之一般授權可供發行銀河娛樂股份之數目。假設並無根據該授權發行銀河娛樂股份，於本公佈日期後及完成前，按照反攤薄權利可予發行之銀河娛樂股份數目最多為660,358,272股。向Permira投資工具發行超出該數目之銀河娛樂股份將須符合上市規則第14A章之規定。

認購協議、浮息票據協議、投資者權利協議及股東協議

訂立認購協議、浮息票據協議、投資者權利協議及股東協議之理由

銀河娛樂之主要業務為在澳門開發及經營娛樂場、博彩及博彩相關設施以及相關消閒及娛樂設施，亦在香港、澳門及中國經營生產、銷售及分銷建築材料之業務。

銀河娛樂董事會相信，Permira投資工具及票據持有人（以兑換股份形式）注入巨額永久資本，並相應消除浮息票據代表之重要負債，將大幅改善銀河娛樂之資本結構及財務彈性，尤其為其於澳門之重大發展及資本投資籌集資金。提早贖回浮息票據亦有助減少應付利息及在會計層面改善銀河娛樂之盈利能力。

以「Permira」之名義經營之顧問包括Permira Advisers LLP，彼等均為具領導地位之國際私人股權投資公司，有20多年協助企業開展業務之經驗。20年來，Permira曾協助成立19隻基金，所涉資金總額約220億歐元（按1歐元兑10.9港元之匯率計算約為2,400億港元）。過往十年，Permira之資金40%投資於消閒、零售及消費行業，所投資公司包括*Cortefiel*、*Ferretti*、

*Hugo Boss*及*Valentino*，Permira尤擅長投資於國際博彩業，旗下投資包括歐洲最大規模博彩公司*Gala Coral*及意大利第二大彩券營運商*Sisal*。

銀河娛樂董事會相信，Permira基金之網絡及資源將有助銀河娛樂發展業務，Permira董事亦將為銀河娛樂集團帶來豐富公司管治專業知識以及財務管理技巧及支持，對銀河娛樂集團有利。

銀河娛樂董事及管理層

根據投資者權利協議及受「協議」一節「投資者權利協議」所載限制所規限，銀河娛樂將委任Permira SPV I兩名提名人加入銀河娛樂董事會及相關董事會，並將於銀河娛樂股東特別大會提呈有關上述委任之決議案。預期銀河娛樂之執行或非執行董事或管理層不會因完成有任何其他變動。

於本公佈日期，除本公佈披露者外，家族公司、呂氏家族、銀河娛樂董事及與彼等一致行動人士概無於銀河娛樂股份及／或僱員購股權擁有任何權益。

認購協議—銀河娛樂所得款項用途

銀河娛樂計劃以認購協議所得款項撥付下列項目所需資金：(i)博彩相關業務；(ii)發展設施；(iii)收購機會；(iv)一般營運資金；及(v)重組銀河娛樂集團債務組合，包括但不限於償還未償還浮息票據之百分之五十(50%)，以進一步履行浮息票據協議條款。所得款項淨額約1,320,000,000港元將撥付償還浮息票據。

一般而言，博彩相關業務及設施發展將包括但不限於在銀河娛樂之路氹地點投資餐飲店舖及水療以及發展會議設施、購物商場及影院以及類似設施。銀河娛樂並無覓得任何特別收購機會。

銀河娛樂董事認為，發行認購股份及兌換浮息票據將可顯著改善銀河娛樂之資本結構，並大大降低銀河娛樂之資本負債比率，同時以永久資金取代浮息票據所代表負債。成功完成將大幅提高銀河娛樂之財務彈性，有利於日後發展計劃，亦可擴闊銀河娛樂之股東及資金基礎。浮息票據獲兌換及償還後，銀河娛樂集團旗下成員公司概無結欠銀河娛樂集團關連人士任何重大未償還債務。

銀河娛樂於過往十二個月之集資活動

公佈日期	事項	所得款項淨額	於公佈所載所得款項計劃用途	所得款項實際用途
二零零六年十二月六日	銀河娛樂發行可換股債券	約235,150,000美元	撥作擴展銀河娛樂旗下GalaxyWorld Mega Resort之資金及營運資金	與計劃用途相同

除上文披露者外，銀河娛樂於本公佈日期前十二個月內並無進行任何股本集資活動。

銀河娛樂－上市規則之相關規定

票據持有人為銀河娛樂之關連人士，浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待(其中包括)銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要股東(包括票據持有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方，亦無上市規則對銀河娛樂構成影響。

於本公佈日期，嘉華國際及與其一致行動人士(即呂博士、City Lion、Super Focus、Mark Liaison及Premium Capital)持有銀河娛樂已發行股本60.40%。

銀河娛樂董事(包括銀河娛樂獨立非執行董事)認為，認購協議、投資者權利協議及浮息票據協議各自均按正常商業條款訂立，有關條款屬公平合理，並符合銀河娛樂及其股東整體利益(惟銀河娛樂獨立董事委員會之意見於接獲獨立財務顧問之意見後可能作出檢討)。銀河娛樂獨立董事委員會有關浮息票據協議項下擬進行交易之意見及推薦意見將載於通函。

銀河娛樂獨立董事委員會由顏志宏先生及葉樹林博士組成，乃為向銀河娛樂獨立股東提供有關浮息票據協議之推薦意見而成立。銀河娛樂已委任德國商業銀行香港分行出任獨立財務顧問，以就浮息票據協議向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供推薦意見。

銀河娛樂可換股債券

除兑換價將因發行認購股份及兑換股份而調整外，該等建議各部分均毋須根據銀河娛樂可換股債券徵求批准或同意，亦無任何部分將導致須對銀河娛樂可換股債券任何條款作出調整。

該等建議對銀河娛樂股權所造成變動

下文載列呂博士、嘉華國際、彼等各自之聯繫人士及與彼等一致行動人士、銀河娛樂及嘉華國際董事以及彼等各自之聯繫人士、Permira投資工具及銀河娛樂之公眾股東現時及在下文所載情況下將會實益擁有之銀河娛樂權益：

	完成前 銀河娛樂 股份數目	%	緊隨完成後但於行使任何銀河娛樂可換股債券及僱員購股權(附註4)前 銀河娛樂 股份數目	%	緊隨完成及全面行使僱員購股權(附註4)後但於行使任何銀河娛樂可換股債券(附註5)前 銀河娛樂 股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)後但於行使任何僱員購股權(附註4)前 銀河娛樂 股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)後 銀河娛樂 股份數目	%
主要股東（包括票據持有人）	1,496,551,874	45.31	1,653,355,874	43.70	1,676,395,874	43.84	1,653,355,874	41.46	1,676,395,874	41.61
呂氏家族成員（主要股東除外）	224,304,664	6.79	224,304,664	5.93	227,804,664	5.96	224,304,664	5.62	227,804,664	5.65
嘉華國際	614,984,047	18.62	162,484,047	4.30	162,484,047	4.25	162,484,047	4.07	162,484,047	4.03
銀河娛樂董事（呂氏家族成員除外）	2,752,533	0.08	2,752,533	0.07	7,152,533	0.19	2,752,533	0.07	7,152,533	0.18
銀河娛樂其他關連人士 *(附註3)*	82,250,410	2.49	82,250,410	2.17	82,250,410	2.15	82,250,410	2.06	82,250,410	2.04
Permira基金	0	0	775,884,000	20.51	775,884,000	20.29	775,884,000	19.46	775,884,000	19.26
公眾股東	881,970,833	26.70	881,970,833	23.31	891,885,833	23.32	1,086,784,837	27.25	1,096,699,837	27.22
總計	3,302,814,361	100	3,783,002,361	100	3,823,857,361	100	3,987,816,365	100	4,028,671,365	100

附註：

1. 以上百分比乃假設自本公佈日期起至完成止期間，除行使銀河娛樂可換股債券及僱員購股權外，銀河娛樂已發行股本並無任何變動計算得出。

2. 誠如下文「一般事項」一節所述，現時之意向為於完成後維持銀河娛樂在聯交所之上市地位。將於完成前採取適當步驟，確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份；及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

3. 銀河娛樂之「其他關連人士」指Future Leader Management Limited，該公司由銀河娛樂附屬公司之董事何安全先生控制。

4. 於本公佈日期，呂氏家族成員根據僱員購股權獲授購股權，涉及合共26,540,000股銀河娛樂股份。並非呂氏家族成員之其他銀河娛樂董事亦根據僱員購股權獲授購股權，涉及合共4,400,000股銀河娛樂股份。僱員購股權詳情將載於通函。

5. 銀河娛樂可換股債券現時生效之兌換價為9.14港元。

銀河娛樂毋須因此提出全面收購建議

呂博士為嘉華國際單一最大股東及控股股東。緊隨完成後，透過City Lion直接持有銀河娛樂股權，主要信託將繼續擁有銀河娛樂之控制權。出售、發行認購股份及發行兌換股份將不會引致收購守則項下之任何全面收購建議責任。

出售

出售之理由

截至二零零六年十二月三十一日止財政年度，嘉華國際之綜合營業額、除稅前溢利及除稅後溢利分別為275,956,000港元、1,008,763,000港元及701,744,000港元。

截至二零零六年十二月三十一日止年度，銀河娛樂之經審核綜合（除稅前）及（除稅後）虧損淨額分別為1,525,662,000港元及1,531,510,000港元。截至二零零五年十二月三十一日止年度，經審核綜合（除稅前）及（除稅後）純利分別為2,398,388,000港元及2,396,705,000港元。

嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務，而其於銀河娛樂（之前為嘉華國際之附屬公司）之權益為其之前控股權益之餘額。銀河娛樂於二零零五年收購銀河娛樂場股份有限公司之控制權，其後成為澳門娛樂場及博彩設施以及相關消閒設施之主要發展商及營運商。銀河娛樂集團之業務與嘉華國際集團之核心業務之間並無

關連，因此嘉華國際相信，對市場而言，嘉華國際集團之業務重點並不清晰。嘉華國際執行董事相信，由於出售將有助認清嘉華國際集團之重點，並為嘉華國際之發展籌集巨額資金，故出售將對嘉華國際有利。

於完成時，嘉華國際於銀河娛樂之股權將由18.6%減至4.3%（假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兑換股份外，銀河娛樂之已發行股本並無任何變動）。

嘉華國際之出售所得款項用途

嘉華國際擬將出售所得款項約3,810,050,000港元用於其物業發展業務及投資（如有），及作一般營運資金。

嘉華國際－上市規則之相關規定

就銷售股份應付嘉華國際之代價相當於嘉華國際於二零零七年十月五日之總市值約31.9%。因此，根據上市規則，出售構成嘉華國際之主要交易。

出售構成上市發行人嘉華國際與Permira投資工具（各為獨立第三方）間之交易，交易涉及嘉華國際出售銀河娛樂之權益，而銀河娛樂之主要股東呂博士為控制人，因此交易屬上市規則第14A.13(1)(b)(i)條所界定嘉華國際之關連交易。出售須待嘉華國際獨立股東批准，方可作實。表決將以投股數投票方式進行。呂博士、彼之配偶及彼控制之公司、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

嘉華國際董事（包括嘉華國際獨立非執行董事）認為，出售乃按正常商業條款訂立，有關條款屬公平合理，並符合嘉華國際及其股東整體利益（惟嘉華國際獨立董事委員會之意見可予檢討）。嘉華國際獨立董事委員會有關股份出讓協議項下擬進行交易之意見及推薦意見將載於通函。

嘉華國際獨立董事委員會由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，乃為向嘉華國際獨立股東提供有關出售之推薦意見而成立。嘉華國際將委任獨立財務顧問，以就出售向嘉華國際獨立董事委員會及嘉華國際獨立股東提供推薦意見，並將於可行情況下盡快就有關委任作出公佈。

嘉華國際之出售利潤

緊隨完成後及假設自本公佈日期起至完成止期間，除發行認購股份及兑換股份外，銀河娛樂之已發行股本並無任何變動，嘉華國際於銀河娛樂之權益將由約18.6%減至4.3%。嘉華國際出售銷售股份之利潤估計約為1,470,625,000港元。嘉華國際之出售估計利潤乃按銷售股份之總交易價格計算。

嘉華國際債券

該等建議各部分均毋須根據嘉華國際債券徵求批准或同意，亦無任何部分將導致須對嘉華國際債券任何條款作出調整。

有關Permira Advisers LLP及Permira投資工具之資料

Permira Advisers LLP、Permira LP及Permira投資工具及彼等之最終實益擁有人為銀河娛樂及嘉華國際以及彼等各自之關連人士之獨立第三方。

Permira投資工具乃新設之指定目標工具，其主要業務為持有認購股份及銷售股份。Permira LP為Permira SPV I之實益擁有人。

嘉華國際、Sutimar及Permira投資工具獲Penta（擁有嘉華國際已發行具投票權股份約15.79%之公司）承諾會於嘉華國際股東特別大會就批准股份出讓協議之決議案投贊成票。

一般事項

上市地位

現時之意向為完成後維持銀河娛樂在聯交所之上市地位。將於完成前採取適當步驟確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。此等步驟可能包括發行新銀河娛樂股份及／或由嘉華國際及／或家族公司向獨立第三方減配足夠銀河娛樂股份。聯交所向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兑換股份上市及買賣。

聯交所已聲明，將密切注視銀河娛樂股份及嘉華國際股份在聯交所之買賣情況。倘聯交所相信：

- **銀河娛樂股份或嘉華國際股份存在或可能存在虛假市場；或**

- **公眾人士所持銀河娛樂股份不足以維持有秩序之市場，**

聯交所將考慮行使其酌情權暫停銀河娛樂股份或嘉華國際股份買賣。

通函

通函將於可行情況下盡快寄交嘉華國際股東及銀河娛樂股東，當中載有(其中包括)出售之進一步詳情及嘉華國際獨立董事委員會有關出售之推薦意見、認購協議及浮息票據協議之詳情以及銀河娛樂獨立董事委員會有關浮息票據協議之意見、獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件以及獨立財務顧問致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見函件，連同上市規則規定之其他資料及召開嘉華國際股東特別大會及銀河娛樂股東特別大會之通告。

由於必須達成多項先決條件方告完成，該等建議不一定實行。股東及有意投資者於買賣銀河娛樂股份及／或嘉華國際股份時，務請審慎行事。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬人士」	指	就任何人士而言，直接或間接控制該人士、或被該人士控制或受共同控制之任何其他人士；
「協議」	指	股份出讓協議、認購協議、浮息票據協議及投資者權利協議，或文義所指上述任何一份協議；
「反攤薄權利」	指	「協議」一節所載認購協議詳情內「反攤薄權利」所述銀河娛樂將向Permira投資工具授出之權利；
「適用股份」	指	初步股份(就任何股份拆細或合併作出調整)，連同於完成日期後已發行或已收取之任何股份或其他證券，及該等初步股份應佔或產生之任何股份或其他證券，包括就供股或紅利派發及行使反攤薄權利已收取之股份或其他證券，但不包括根據銀河娛樂已宣派或已發行之代息股份或用以取代現金股息已收取之股份或其他證券，或投資者除根據認購協議或股份出讓協議以外已收購之股份或其他證券；

「聯繫人士」	指	上市規則所賦予涵義；
「營業日」	指	星期六、星期日或英國及威爾斯或香港公眾假期以外之日子；
「通函」	指	銀河娛樂及嘉華國際將就股份出讓協議、認購協議、浮息票據協議、投資者權利協議及股東協議寄發之聯合通函；
「City Lion」	指	City Lion Profits Corp.，於英屬處女群島註冊成立之公司，由主要信託全資擁有；
「競爭對手」	指	(1)任何澳門賭博或其他形式博彩業務特許經營合約(concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau)之訂約方(該等人士為「特許經營商」)；(2)任何澳門賭博或其他形式博彩業務分包特許經營合約(sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire)之訂約方(該等人士為「特許經營分包商」)；(3)任何貴賓室營運商，或澳門政府監管透過博彩監察協調局發牌或監管之博彩中介人；(4)任何就於澳門營運擁有四十(40)張賭桌或以上博彩設施擁有收益及／或分享盈利或類似安排之人士(「第三方參與人」)；(5)任何由澳門政府透過博彩監察協調局發牌或監管之特許經營商、特許經營分包商、第三參與人、貴賓室營運商或及發起人之董事及高級管理人員；及(6)彼等各自之聯屬人士；
「完成」	指	(i)根據股份出讓協議完成買賣銷售股份；(ii)根據認購協議完成認購及發行認購股份；及(iii)根據浮息票據協議完成償還浮息票據及發行兌換股份(或如文義所指完成一項或多於一項上述事宜)；
「完成日期」	指	完成發生之日期
「關連人士」	指	上市規則所賦予涵義
「條件」	指	「協議」一節內相關協議詳情所載任何指定協議須達成之條件

「控制權」	指	一名人士確保另一人士之事務直接或間接根據前者之意願進行之權力，方式為透過實益擁有另一人士逾50%之表決權，或擁有委任或罷免另一人士董事會（或相應組織）大部分成員之權力或控制另一人士董事會（或相應組織）大部分成員之權力，而「控制」及「受控制」亦據此詮釋；
「兌換股份」	指	將根據浮息票據協議向票據持有人發行之合共156,804,000股新銀河娛樂股份；
「出售」	指	Sutimar根據股份出讓協議建議出售452,500,000股銀河娛樂股份；
「呂博士」	指	呂志和博士，嘉華國際及銀河娛樂之執行董事及主席；
「僱員購股權」	指	根據分別於一九九六年十月十日及二零零二年五月三十日採納之銀河娛樂僱員購股權計劃授出可認購合共40,855,000股銀河娛樂股份之購股權，及於本公佈日期尚未行使之購股權；每股銀河娛樂股份之行使價介乎0.5333港元至4.59港元；
「產權負擔」	指	按揭、抵押、質押、留置權、選擇權、限制、優先承購權、優先購買權、第三方權利或權益、其他產權負擔或任何類別之抵押權益，或具有類似效力之任何其他類別協議或安排；
「家族公司」	指	City Lion、Netfinity及Recurrent Profits；
「呂耀東」	指	呂耀東先生，銀河娛樂及嘉華國際之執行董事，為呂博士之兒子及呂氏家族之成員；
「浮息票據協議」	指	銀河娛樂與票據持有人所訂立日期為二零零七年十月八日有關兌換及償還浮息票據之協議；
「浮息票據」	指	銀河娛樂於二零零五年七月二十二日向票據持有人發行本金額合共2,371,805,067港元之「B類」浮息無抵押貸款票據（其後於二零零六年一月十四日經修訂，並於二零零八年九月三十日應付）；
「銀河娛樂」	指	銀河娛樂集團有限公司，於香港註冊成立之公司，其股份在聯交所上市；
「銀河娛樂董事會」	指	銀河娛樂董事會；

「銀河娛樂可換股債券」	指	240,000,000美元(初步本金額)銀河娛樂二零一一年到期零息可換股票據,可兌換銀河娛樂股份;
「銀河娛樂董事」	指	銀河娛樂董事;
「銀河娛樂股東特別大會」	指	銀河娛樂將召開之股東特別大會,以批准(其中包括)認購協議及據此擬進行交易以及浮息票據協議及據此擬進行交易;
「銀河娛樂集團」	指	銀河娛樂及其附屬公司;
「銀河娛樂獨立董事委員會」	指	由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會,以向銀河娛樂獨立股東提供有關浮息票據協議之意見;
「銀河娛樂獨立股東」	指	上市規則或聯交所規定須放棄表決之股東以外之銀河娛樂股份持有人;
「銀河娛樂股份」	指	銀河娛樂股本中每股面值0.10港元之股份;
「銀河娛樂股東」	指	銀河娛樂股份持有人;
「港元」	指	香港法定貨幣港元;
「香港」	指	中國香港特別行政區;
「獨立第三方」	指	就嘉華國際而言,據嘉華國際董事作出一切合理查詢後所深知、全悉及確信,本身及其最終實益擁有人乃獨立於嘉華國際、家族公司或嘉華國際任何關連人士且與彼等概無關連之第三方,而且就嘉華國際而言,亦並非與銀河娛樂、呂博士或彼等各自之聯繫人士一致行動人士(定義見收購守則); 就銀河娛樂而言,據銀河娛樂董事作出一切合理查詢後所深知、全悉及確信,本身及其最終實益擁有人乃獨立於銀河娛樂、家族公司或銀河娛樂任何關連人士且與彼等概無關連之第三方,而且就銀河娛樂而言,亦並非與嘉華國際、呂博士或彼等各自之聯繫人士一致行動人士(定義見收購守則);

「投資者權利協議」	指	銀河娛樂、Permira SPV I、Permira IV L.P.1與主要股東就Permira SPV I委任董事加入銀河娛樂董事會之權利所訂立日期為二零零七年十月八日之協議；
「初步股份」	指	銷售股份及認購股份；
「嘉華國際」	指	嘉華國際集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「嘉華國際董事會」	指	嘉華國際董事會；
「嘉華國際債券」	指	初步本金額為864,260,000港元之二零零九年到期0.50厘有擔保可換股債券，可兌換為繳足嘉華國際股份，由嘉華國際一間全資附屬公司發行；
「嘉華國際董事」	指	嘉華國際董事；
「嘉華國際集團」	指	嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由嘉華國際董事會成員鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，以向嘉華國際獨立股東提供有關出售之意見；
「嘉華國際獨立股東」	指	呂氏家族成員、呂博士以及彼等各自之聯繫人士與彼等所控制公司以外之嘉華國際股份持有人；
「嘉華國際股東」	指	嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際將召開之股東特別大會，以批准（其中包括）出售；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元的股份；
「嘉華國際股東」	指	嘉華國際股份持有人；
「最後交易日期」	指	就銀河娛樂而言，為銀河娛樂股份於二零零七年十月五日下午二時三十分暫停買賣前之銀河娛樂股份最後交易日二零零七年十月五日下午二時三十分；就嘉華國際而言，為嘉華國際股份於二零零七年十月八日上午九時三十分暫停買賣前之嘉華國際股份最後交易日二零零七年十月五日；
「上市規則」	指	聯交所證券上市規則；
「禁售期」	指	完成日期起計兩年期間；

「呂氏家族」	指	呂博士所有子女，即呂耀東先生、呂耀南先生、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，以及彼等各自之聯繫人及彼等所擁有公司（嘉華國際除外）；
「澳門」	指	中國澳門特別行政區；
「主要股東」	指	City Lion、Super Focus、Mark Liaison、Premium Capital、呂博士、Recurrent Profits、呂耀東及鄧呂慧瑜女士，彼等全為呂氏家族成員；
「Mark Liaison」	指	Mark Liaison Limited，在香港註冊成立之有限公司，由呂博士最終全資擁有及控制；
「重大營運附屬公司」	指	擁有銀河娛樂集團業務相關管理或營運功能且以非綜合計算於每個財政年度為銀河娛樂集團帶來超過10%綜合收益之任何銀河娛樂附屬公司;
「美林」	指	Merrill Lynch (Asia Pacific) Limited及聯屬人士；
「Netfinity」	指	Netfinity Assets Corporation，在英屬處女群島註冊成立之公司，由呂博士兒子兼呂氏家族成員呂耀南全資擁有；
「票據持有人」	指	City Lion及Recurrent Profits，均為呂氏家族成員；
「Penta」	指	Penta Investment Advisers Limited，在英屬處女群島註冊成立之公司，由獨立第三方擁有，為嘉華國際主要股東及於本公佈日期持有嘉華國際已發行股份之15.79%；
「Permira Advisers LLP」	指	Permira基金之顧問
「Permira董事」	指	認購協議及投資者權利協議所載由Permira SPV I所提名擔任銀河娛樂董事之人士；
「Permira基金」	指	名為Permira IV之私人股本基金，由Permira Advisers LLP擔任顧問；
「Permira投資工具」	指	Permira SPV I及Permira SPV II；

「Permira LP」	指	Permira IV L.P.1，根據一九九五年格恩西島有限合夥公司法（經修訂）(Limited Partnerships (Guernsey) Law, 1995 (as amended)) 註冊為有限合夥公司，為Permira基金其中一間有限合夥公司；
「Permira SPV I」	指	ENB LUX 1 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「Permira SPV II」	指	ENB LUX 2 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「中國」	指	中華人民共和國，不包括香港、澳門及台灣；
「Premium Capital」	指	Premium Capital Profits Limited，在英屬處女群島註冊成立之有限公司，由呂博士最終全資擁有及控制；
「主要信託」	指	根據澤西法例成立之呂氏家族全權信託，HSBC International Trustee Limited為其唯一信託人；
「Recurrent Profits」	指	Recurrent Profits Limited，在英屬處女群島註冊成立之公司，由呂耀東全資擁有；
「有關董事會」	指	銀河娛樂場股份有限公司及銀河娛樂其他重大營運附屬公司之董事會；
「受限制人士」	指	銀河娛樂在合理情況下根據美國、英國或澳門適用博彩法例視為不適合直接或間接控制、經營或持有博彩牌照或（無論有形或無形）博彩場所或擁有當中重大權益之任何人士；或銀河娛樂在合理情況下視為不適合直接或間接控制、經營或持有博彩牌照或（無論有形或無形）博彩場所或擁有當中重大權益之人士；
「銷售股份」	指	Sutimar根據股份出讓協議將出售之452,500,000股銀河娛樂股份；
「證監會」	指	香港證券及期貨事務監察委員會；
「股份出讓協議」	指	Sutimar、Permira投資工具與嘉華國際（作為擔保人）所訂立日期為二零零七年十月八日有關出售之股份出讓協議；
「股東協議」	指	Permira投資工具與主要股東所訂立日期為二零零七年十月八日之股東協議；

「聯交所」	指	香港聯合交易所有限公司；
「認購協議」	指	銀河娛樂、Permira投資工具與Permira L.P.所訂立日期為二零零七年十月八日有關Permira投資工具認購合共323,384,000股新銀河娛樂股份之協議；
「認購股份」	指	銀河娛樂根據認購協議將向Permira投資工具發行之323,384,000股新銀河娛樂股份；
「Super Focus」	指	Super Focus Company Limted，在英屬處女群島註冊成立之有限公司，由呂博士全資擁有及控制；
「Sutimar」	指	Sutimar Enterprises Limited，嘉華國際全資附屬公司，在英屬處女群島註冊成立為有限公司，其業務為投資控股；
「收購守則」	指	香港公司收購及合併守則；
「交易價格」	指	每股銀河娛樂股份8.42港元，即就每股銷售股份、兌換股份及認購股份應付之價格；
「轉讓」	指	就任何銀河娛樂股份或任何銀河娛樂股份當中任何合法或實益權益而言，即：

(a) 出售、轉售或以其他方式轉讓有關股份或權益，包括但不限於以借股方式；

(b) 就有關股份或權益設立產權負擔；

(c) 以棄權或其他方式指示其他人士應該接受有關股份或權益，或給予其他人士該等權利；

(d) 就銀河娛樂股份所附表決或任何其他權利訂立協議；

(e) 就或參照有關股份或權益設立或准許存在現金結算期權、股本衍生工具或類似工具；或

(f) 無論是否受限於任何先決或後續條件，同意作出上述任何事宜：

惟根據與獨立財務機構之公平真誠安排為債務作出擔保之新銀河娛樂股份產權負擔除外，而有關債務將注入或投資於銀河娛樂，以供根據先舊後新配售、供股或私人配售銀河娛樂股份發行銀河娛樂股份；

「美元」　　指　美利堅合眾國貨幣。

應銀河娛樂之要求，銀河娛樂股份已自二零零七年十月五日下午二時三十分起在聯交所暫停買賣。銀河娛樂已申請銀河娛樂股份自二零零七年十月十二日上午九時三十分起恢復買賣。

應嘉華國際之要求，嘉華國際股份已自二零零七年十月八日上午九時三十分起在聯交所暫停買賣。嘉華國際已申請嘉華國際股份自二零零七年十月十二日上午九時三十分起恢復買賣。

將於適當時候另行刊發公佈。

於本公佈日期，嘉華國際之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

本公佈日期，銀河娛樂之執行董事為呂志和博士（主席）、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十一日

本公佈所載若干數字已捨入，故僅為約數。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

SUSPENSION OF TRADING

At the request of Galaxy Entertainment Group Limited ("Company"), trading in the shares of the Company will be suspended with effect from 2:30 p.m. on Friday, 5 October 2007 pending the release of an announcement in relation to a possible notifiable transaction of the Company involving the issue of new shares of the Company.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 5 October 2007

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

暫停買賣

應銀河娛樂集團有限公司（「本公司」）之要求，本公司之股份將會由二零零七年十月五日(星期五)下午二時三十分開始暫停買賣，以待發表一則有關可能進行之須予公佈的交易（其中包括發行本公司新股份）之公告。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年十月五日

於本公佈日期，執行董事爲呂志和博士、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生及唐家達先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road, Central, Hong Kong

FORM OF PROXY for use at the extraordinary general meeting or any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________

shares of HK$0.10 each of Galaxy Entertainment Group Limited ("**Company**") hereby appoint *(note 3)* the Chairman of the Meeting or ______________________________

of ______________________________

as my/our proxy to act for me/us at the extraordinary general meeting ("**Meeting**") of the Company to be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 21 November 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our names(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Terms used herein have the meanings ascribed to them in the circular dated 5 November 2007 unless the context otherwise requires.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

Ordinary Resolutions:		For	Against
1.	(a) to increase authorised share capital; (b) to approve: (i) the Subscription Agreement; (ii) the Investors' Rights Agreement; and (iii) the FRN Agreement; (c) to authorise the Directors to issue shares under the Anti-Dilution Rights granted in the Subscription Agreement;		
2.	to appoint Martin Clarke a director of the Company;		
3.	to appoint Guido Paolo Gamucci a director of the Company;		
4.	to grant a general mandate to allot, issue and deal with additional shares of the Company; and		
5.	to extend the general issue mandate granted (referred to in resolution no. 4).		

Shareholder's Signature: ______________________________ Date: ______________________________

Notes:

1. Full name(s) and address to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by this form of proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. If such an appointment is made, delete the words "the Chairman of the Meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and return of this form of proxy will not preclude a member of the Company from attending and voting in person at the Meeting or any adjournment thereof and, in such event, the authority of this form of proxy will be deemed to be revoked.
4. This form of proxy must be in writing under your hand or of your attorney duly authorised in writing, or in case of a corporation, either under seal or under the hand of an officer or attorney duly authorised.
5. To be valid, this form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority **shall be deposited** at the registered office of the Company at **Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong** ***(marked for the attention of the Company Secretary)*** not less than **48 hours before the time for holding the Meeting** and in default this form of proxy shall not be treated as valid.
6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by this form of proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by this form of proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.
7. All the resolutions will be voted on by way of poll.
8. Any alterations made in this form should be initialled by the person who signs it.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

註冊辦事處
香港中環夏愨道10號
和記大廈16樓1606室

股東特別大會或其任何續會適用之代表委任表格

本人／吾等*（註一）* ______________________________

寓 ______________________________

為銀河娛樂集團有限公司（「本公司」）每股面值0.10港元股份*（註二）* ______________________________股

之登記持有人，茲委任*（註三）*大會主席或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行之本公司股東特別大會（「大會」），藉以考慮並酌情通過召開大會通告所載各項決議案，並於大會或其任何續會代表本人／吾等並以本人／吾等之名義，按以下所載指示就上述決議案以按股數投票方式表決；倘無作出指示，則由本人／吾等之代表可酌情投票。

除文義另有所指外，本代表委任表格所用詞彙具有日期為二零零七年十一月五日的通函所賦予涵義。

請在下列空格上加上「✓」號，以指示　閣下欲如何處理　閣下之投票。

普通決議案：		贊成	反對
1.	(a) 增加法定股本； (b) 批准： (i) 認購協議； (ii) 投資者權利協議；及 (iii) 浮息票據協議； (c) 授權董事根據認購協議中授出之反攤薄權利發行股份；		
2.	委任Martin Clarke為本公司董事；		
3.	委任Guido Paolo Gamucci為本公司董事；		
4.	授出一般授權以配發、發行及處理本公司之額外股份；及		
5.	擴大第4項決議案所述已授出之一般發行授權。		

股東簽署：______________________________　　　　日期：______________________________

附註：

一、 請用正楷填上全名及地址。

二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。於按股數表決時，股東可親身或透過本代表委任表格進行投票。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。倘作出此項委任，請將「大會主席或」字樣刪去，並在空欄內填上所委任代表之姓名及地址。本公司股東於填妥及交回本代表委任表格後仍可親身出席大會或其任何續會及於會上投票。在此情況下，本代表委任表格將被視作已撤銷論。

四、 本代表委任表格必須由　閣下或　閣下正式書面授權的授權人簽署；如股東為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的授權人簽署。

五、 本代表委任表格及簽署表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環夏愨道10號和記大廈16樓1606室*（註明致公司秘書收）*，方為有效；倘無交回，本代表委任表格將被視作無效。

六. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或透過本代表委任表格在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或透過本代表委任表格出席會議，則該等人士中只有在股東名冊上就該股份排名首位之人士，方有權就該股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

七. 所有決議案將以按股數投票方式表決。

八、 本表格之每項更正，均須由簽署人簡簽示可。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities.

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited or K. Wah International Holdings Limited (as the case may be), you should at once hand this circular and the relevant accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GALAXY ENTERTAINMENT GROUP LIMITED	K. WAH INTERNATIONAL HOLDINGS LIMITED
銀河娛樂集團有限公司	**嘉華國際集團有限公司**
(incorporated in Hong Kong with limited liability)	*(incorporated in Bermuda with limited liability)*
(Stock Code: 27)	**(Stock Code: 173)**

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF,

GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTIONS FOR,

K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to Galaxy Entertainment Group Limited

Merrill Lynch

Independent financial adviser to the independent board committee and independent shareholders of Galaxy Entertainment Group Limited	**Independent financial adviser to the independent board committee and independent shareholders of K. Wah International Holdings Limited**
COMMERZBANK	ANZ
Commerzbank AG Hong Kong Branch	**Australia and New Zealand Banking Group Limited**

A letter from the Galaxy Independent Board Committee is set out on pages 50 and 51 of this circular and a letter from Commerzbank AG Hong Kong Branch, the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, is set out on pages 52 to 65 of this circular.

A notice convening the Galaxy EGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 10:00 a.m. is set out on pages 102 to 106 of this circular. Whether or not Galaxy Shareholders are able to attend the Galaxy EGM, Galaxy Shareholders are requested to complete and return the enclosed ***BLUE*** form of proxy in accordance with the instructions printed thereon to the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong *(marked for the attention of the Company Secretary)* as soon as possible but in any event not less than 48 hours before the time appointed for holding the Galaxy EGM. Completion and return of the ***BLUE*** form of proxy will not preclude Galaxy Shareholders from attending and voting in person at the Galaxy EGM or any adjournment thereof should Galaxy Shareholders so wish.

A letter from the KWIH Independent Board Committee is set out on pages 66 and 67 of this circular and a letter from Australia and New Zealand Banking Group Limited, the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, is set out on pages 68 to 83 of this circular.

A notice convening the KWIH SGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 11:00 a.m. is set out on pages 107 and 108 of this circular. Whether or not KWIH Shareholders are able to attend the KWIH SGM, KWIH Shareholders are requested to complete and return the enclosed ***WHITE*** form of proxy in accordance with the instructions printed thereon to the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (*marked for the attention of the Company Secretary*) as soon as possible but in any event not less than 48 hours before the time appointed for holding the KWIH SGM. Completion and return of the ***WHITE*** form of proxy will not preclude KWIH Shareholders from attending and voting in person at the KWIH SGM or any adjournment thereof should KWIH Shareholders so wish.

5 November, 2007

EXPECTED TIMETABLE

	2007
Latest time for return of ***BLUE*** form of proxy in respect of the Galaxy EGM	10:00 a.m. on 19 November
Latest time for return of ***WHITE*** form of proxy in respect of the KWIH SGM	11:00 a.m. on 19 November
Galaxy EGM	10:00 a.m. on 21 November
KWIH SGM	11:00 a.m. on 21 November
Completion	30 November

CONTENTS

Page

In this circular unless the context requires otherwise the following terms have the meanings set opposite them:

"Affiliate"	in relation to any person, any other person directly or indirectly Controlling, Controlled by or under common Control with, such person;
"Agreements"	the Share Purchase Agreement, the Subscription Agreement, the FRN Agreement and the Investors' Rights Agreement, or such of them as the context may indicate;
"Anti-Dilution Rights"	the rights to be granted by Galaxy to the Permira Investment Vehicles described under "Anti-Dilution Rights" in the description of the Subscription Agreement in the section of the Letter from the Galaxy Directors headed "The Agreements";
"ANZ"	Australia and New Zealand Banking Group Limited, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders in respect of the Share Purchase Agreement;
"Applicable Shares"	the Initial Shares (as adjusted for any sub-division or consolidation of Galaxy Shares), together with any Galaxy Shares or other securities issued or received after the Completion Date and attributable to or derived from such Initial Shares (including Galaxy Shares or other securities received in connection with a rights or bonus issue and any exercise of the Anti-Dilution Rights, but excluding Galaxy Shares or other securities received pursuant to any scrip dividend declared and issued by Galaxy or as a scrip alternative to a cash dividend or acquired by a Permira Investment Vehicle other than pursuant to the Subscription Agreement or the Share Purchase Agreement);
"associate"	the meaning ascribed thereto in the Listing Rules;

"business day"	a day other than a Saturday, Sunday or public holiday in England and Wales or Hong Kong;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (deal in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in respect of the FRN Agreement and the New Issue Mandate;
"Competitor"	(1) any person who is a party to a concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau (such person being a "Concessionaire"), (2) any person who is a party to a sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire (such person being a "Sub-Concessionaire"), (3) any VIP room operator, or a promoter licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); (4) any person who has a revenue and/or profit sharing or similar arrangement in respect of premises in Macau in which a gaming facility of forty (40) tables or more is operated (a "Third Party Participant") (5) any director or senior manager of a Concessionaire, Sub-Concessionaire, Third Party Participant, VIP room operator or promoter who is licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); and (6) each of their respective Affiliates;

"Completion"	(i) completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement; and (ii) completion of the subscription for and issue of the Subscription Shares pursuant to the Subscription Agreement and (iii) completion of the repayment of FRNs and issue of the Conversion Shares pursuant to the FRN Agreement (or completion of such one or more of them as the context may indicate);
"Completion Date"	the date on which Completion occurs;
"Conditions"	in respect of any given Agreement the conditions to which it is subject as described in this circular;
"connected person"	the meaning ascribed thereto in the Listing Rules;
"Control"	the power of a person to secure that the affairs of another person are conducted directly or indirectly in accordance with the wishes of that first person by means of being the beneficial owner of more than 50 per cent. (50%) of the voting rights of that other person, or having the right to appoint or remove a majority of the members of or otherwise control the votes at the board of directors (or its equivalent) of that other person, and "Controlling" and "Controlled" shall be construed accordingly;
"Conversion Shares"	an aggregate of 156,804,000 new Galaxy Shares to be issued by Galaxy to the Noteholders pursuant to the FRN Agreement;
"Disposal"	the proposed disposal of 452,500,000 Galaxy Shares by Sutimar pursuant to the Share Purchase Agreement;
"Dr. Lui"	Dr. Che-woo Lui, an executive director and the chairman of KWIH and of Galaxy;
"Employee Options"	options to subscribe for an aggregate of 40,299,000 Galaxy Shares granted pursuant to the employee share option schemes of Galaxy adopted on 10 October, 1996 and 30 May, 2002 respectively and outstanding at the Latest Practicable Date, with exercise prices per Galaxy Share ranging from HK$0.514 to HK$4.59;

"Encumbrance"	mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;
"Excluded Transfer"	(1) the Transfer in aggregate of up to sixty-five million Galaxy Shares by the Major Shareholders or any of them; (2) any Transfer in connection with a top-up placing of Galaxy Shares by Galaxy where the Major Shareholders are sellers; and (3) any Transfer of Galaxy Shares between the Major Shareholders;
"Family Companies"	City Lion, Netfinity and Recurrent Profits;
"Francis Lui"	Mr. Francis Lui Yiu Tung, an executive director of Galaxy and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRN Agreement"	the FRN Conversion and Repayment Agreement dated 8 October, 2007 between Galaxy and the Noteholders in relation to the conversion and repayment of the FRNs;
"FRNs"	"Class B" Variable Rate Unsecured Loan Notes in aggregate principal amount of HK$2,371,805,067 issued by Galaxy to the Noteholders on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;
"Galaxy"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"Galaxy Board"	the board of Galaxy Directors;
"Galaxy Convertible Bonds"	US$240,000,000 (initial principal amount) Zero Coupon Convertible Notes of Galaxy Due 2011, convertible into Galaxy Shares;
"Galaxy Directors"	the directors of Galaxy;

"Galaxy EGM"	the extraordinary general meeting of Galaxy convened for the purpose of approving, among other matters, the Subscription Agreement and the transactions contemplated thereunder, the FRN Agreement and transactions contemplated thereunder, and the New Issue Mandate, notice of which is set out in this circular;
"Galaxy Group"	Galaxy and its subsidiaries;
"Galaxy Independent Board Committee"	Mr. James Ross Ancell and Dr. William Yip Shue Lam, the independent committee of the Galaxy Board established to advise Galaxy Independent Shareholders on the FRN Agreement and the New Issue Mandate;
"Galaxy Independent Shareholders"	holders of Galaxy Shares other than shareholders who are required to abstain from voting under the Listing Rules or by the Stock Exchange;
"Galaxy Shareholder(s)"	holder(s) of Galaxy Shares;
"Galaxy Shares"	shares of HK$0.10 each in the capital of Galaxy;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with Galaxy, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and

— in respect of Galaxy, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of Galaxy having made all reasonable enquiries, is a third party independent of and not connected with Galaxy, the Family Companies, or any connected persons of Galaxy and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to Galaxy for the purposes of the Takeovers Code;

"Initial Shares"	the Sale Shares and the Subscription Shares;
"Investors' Rights Agreement"	an agreement dated 8 October, 2007 between Galaxy, Permira SPV I, Permira LP and the Major Shareholders concerning the Permira SPV I's right to appoint directors to the board of Galaxy, amongst other things;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"KWIH Board"	the board of Directors of KWIH;
"KWIH Bonds"	the HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly-owned subsidiary of KWIH;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries;
"KWIH Independent Board Committee"	Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield, an independent committee of the KWIH Board established to advise the KWIH Independent Shareholders on the Share Purchase Agreement;
"KWIH Independent Shareholders"	holders of KWIH Shares other than the Lui Family, Dr. Lui, his spouse, and their respective associates;
"KWIH SGM"	the special general meeting of KWIH convened for the purpose of approving, among other matters, the Share Purchase Agreement and the transactions contemplated thereunder, notice of which is set out in this circular;

"KWIH Shareholders"	holder(s) of KWIH Shares;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"Last Dealing Date"	in respect of Galaxy, 2:30 p.m. on 5 October, 2007, being the last trading day for the Galaxy Shares prior to the suspension of dealings in Galaxy Shares at 2:30 p.m. on 5 October, 2007 and, in respect of KWIH, 5 October, 2007, being the last trading day for the KWIH Shares prior to the suspension of dealings in the KWIH Shares at 9:30 a.m. on 8 October, 2007;
"Latest Practicable Date"	2 November, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Lock Up Period"	a period of two years from the Completion Date;
"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Mr. Lawrence Lui Yiu Nam, Ms. Paddy Tang Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies controlled by them (excluding KWIH);
"Macau"	Macau Special Administrative Region of the PRC;
"Major Shareholders"	City Lion, Super Focus, Mark Liaison, Premium Capital, Dr. Lui, Recurrent Profits, Francis Lui, and Ms. Paddy Tang Lui Wai Yu (being members of the Lui Family);
"Mark Liaison"	Mark Liaison Limited, a company incorporated in Hong Kong with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Material Operating Subsidiary"	any subsidiary of Galaxy that has a management or operational function with respect to the business of the Galaxy Group and which (on an unconsolidated basis) contributes in excess of ten per cent. (10%) of the Galaxy Group's consolidated revenue in any financial year;
"Merrill Lynch"	Merrill Lynch (Asia Pacific) Limited;

"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Islands, and wholly-owned by Mr. Lawrence Lui Yiu Nam, a son of Dr. Lui and a member of the Lui Family;
"New Issue Mandate"	the new general mandate proposed to be granted to the Galaxy Directors to allot issue and deal with new Galaxy Shares amounting in aggregate to up to 20% of Galaxy's issued share capital as at the date of the Galaxy EGM;
"Noteholders"	City Lion and Recurrent Profits;
"On-Market Sale"	any Transfer of Galaxy Shares conducted on-market on the Stock Exchange (including any block trade that is subsequently reported to the Stock Exchange);
"Penta"	Penta Investment Advisers Limited, a company incorporated in the British Virgin Islands and owned by Independent Third Parties, and a substantial shareholder of KWIH holding as at the Latest Practicable Date approximately 15.78% of the KWIH Shares in issue;
"Permira Advisers LLP"	the advisers to the Permira Fund;
"Permira Director(s)"	the person(s) nominated by Permira SPV I to become Galaxy Directors as referred to in the Subscription Agreement and the Investors' Rights Agreement;
"Permira Fund"	the private equity fund known as Permira IV and advised by Permira Advisers LLP;
"Permira Investment Vehicles"	Permira SPV I and Permira SPV II;
"Permira LP"	Permira IV L.P.1, a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995 (as amended), being one of the limited partnerships of the Permira Fund;
"Permira SPV I"	ENB LUX 1 S.à.r.l, a company incorporated in Luxembourg with limited liability, established and wholly-owned by the Permira Fund;
"Permira SPV II"	ENB LUX 2 S.à.r.l. a company incorporated in Luxembourg with limited liability, established and wholly-owned by the Permira Fund;

"Permitted On-Market Sale"	an On-Market Sale by either the Major Shareholders or the Permira Investment Vehicles (as the case may be) where the aggregate number of Galaxy Shares which are to be sold by the Major Shareholders (collectively) or the Permira Investment Vehicles (collectively) does not exceed 0.5 per cent. of the issued share capital of Galaxy within any six month period and provided that such Transfer (or Transfers where more than one Transfer is made on a Trading Day) is not in respect of such number of Galaxy Shares that exceeds 5 per cent. of the average daily trading volume of Galaxy Shares on the Stock Exchange over the 10 Trading Day period immediately preceding the relevant Trading Day;
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Premium Capital"	Premium Capital Profits Limited, a company incorporated in the British Virgin Islands with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;
"Relevant Boards"	the boards of directors of Galaxy Casino SA and any other Material Operating Subsidiary of Galaxy;
"Restricted Person"	any person who is regarded by Galaxy (acting reasonably) to be unsuitable under applicable gaming laws in the U.S., the United Kingdom or Macau to directly or indirectly Control, operate or hold a gaming licence or a venue of gaming (physical or virtual) or a material interest therein; or who is regarded by Galaxy (acting reasonably) to be undesirable for the purposes of directly or indirectly Controlling, operating or holding a gaming licence or a venue of gaming (physical or virtual) or a material interest therein, and including any Affiliate of any such person;

"Sale Shares"	the 452,500,000 existing Galaxy Shares to be sold by Sutimar under the Share Purchase Agreement;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO"	the Securities and Futures Ordinance of Hong Kong;
"Share Purchase Agreement"	a Share Purchase Agreement dated 8 October, 2007 between Sutimar, the Permira Investment Vehicles and KWIH (as guarantor) in relation to the sale of the Sale Shares;
"Shareholders' Agreement"	a Shareholders' Agreement dated 8 October, 2007 between the Permira Investment Vehicles and the Major Shareholders;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira Investment Vehicles and Permira LP for the subscription by the Permira Investment Vehicles of 323,384,000 new Galaxy Shares in aggregate;
"Subscription Shares"	the 323,384,000 new Galaxy Shares to be issued by Galaxy to the Permira Investment Vehicles under the Subscription Agreement;
"Super Focus"	Super Focus Company Limited, a company incorporated in the British Virgin Islands with limited liability and wholly-owned and controlled by Dr. Lui;
"Sutimar"	Sutimar Enterprises Limited, a wholly-owned subsidiary of KWIH, incorporated with limited liability in the British Virgin Islands, the sole business of which is investment holding;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Trading Day"	any day on which the Stock Exchange is open for the business of dealing in securities;
"Transaction Price"	the price of HK$8.42 per Galaxy Share being the price payable for each of the Sale Shares, the Conversion Shares and the Subscription Shares;

"Transfer" in relation to any Galaxy Share or any legal or beneficial interest in any Galaxy Share, to:

(a) sell, assign or otherwise transfer it (including but not limited to by way of stock lending);

(b) create any Encumbrance over it;

(c) direct (by way of renunciation or otherwise) that another person should, or assign any right to, receive it;

(d) enter into any agreement in respect of the votes or any other rights attached to the Galaxy Share;

(e) create or permit to subsist any cash-settled option, equity derivative or similar instrument in respect of, or by reference, to it; or

(f) agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing,

(except any Encumbrance over new Galaxy Shares that secures indebtedness pursuant to an arm's length bona fide arrangement with an independent financial institution where such indebtedness is to be injected or invested into Galaxy for Galaxy Shares to be issued pursuant to a top up placing, a rights issue or a private placement of Galaxy Shares);

"US$" dollars of the United States of America.

Some numbers in this circular have been rounded. As a result, totals may not add up to exactly 100%.

The English texts of this circular and the accompanying proxy forms shall prevail over the Chinese texts.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*
Anthony Thomas Christopher Carter

* *Independent Non-executive Directors*

Registered Office:
Room 1606,
16th Floor,
Hutchison House,
10 Harcourt Road,
Central,
Hong Kong

5 November, 2007

To the Galaxy Shareholders and, for information only,
holders of the Galaxy Convertible Bonds

Dear Sir or Madam,

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF,

GALAXY ENTERTAINMENT GROUP LIMITED

INTRODUCTION

It was announced on 11 October, 2007 that Galaxy proposes to strengthen substantially its capital structure upon Completion with a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a

reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million. It was also announced on 12 October, 2007 that Galaxy had placed an additional 150 million new shares at HK$8.58 per Galaxy Share resulting in further net cash injection of approximately HK$1.3 billion (and together with the net cash upon Completion of HK$1.4 billion, a total net cash injection of HK$2.7 billion).

This circular contains further particulars of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement, the proposal to appoint additional Galaxy Directors and the New Issue Mandate, the advice of the Galaxy Independent Board Committee in respect of FRN Agreement and the New Issue Mandate, and from Commerzbank, the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in respect of the FRN Agreement and the New Issue Mandate, and other information in compliance with the Listing Rules, and notice convening the Galaxy EGM.

In so far as material to Galaxy, the proposals involve the following:

Subscription Agreement

On 8 October, 2007, Galaxy agreed to issue the Subscription Shares to the Permira Investment Vehicles at the Transaction Price per Subscription Share. The aggregate consideration payable for the Subscription Shares is HK$2,722,893,280 for 323,384,000 new shares and is to be satisfied in cash at Completion. Further details of the Subscription Agreement are set out below.

Share Purchase Agreement

On 8 October, 2007, Sutimar, a wholly-owned subsidiary of KWIH, agreed to sell the Sale Shares to the Permira Investment Vehicles at the Transaction Price per Sale Share. The aggregate consideration payable is HK$3,810,050,000 for the 452,500,000 Sale Shares and is to be satisfied in cash at Completion. Further details of the Share Purchase Agreement are set out in the Letter from the KWIH Directors in this circular.

Investors' Rights Agreement

On 8 October, 2007, in connection with the Subscription Agreement, Galaxy, Permira SPV I, the Major Shareholders and Permira LP entered into the Investors' Rights Agreement. Further details of the Investors' Rights Agreement are set out below.

FRN Agreement

On 8 October, 2007, Galaxy and the Noteholders entered into the FRN Agreement under which amongst other things Galaxy agreed to convert about 50% of the principal amount of the FRNs and accrued interest, being HK$1,320,289,680, into the Conversion Shares, at the Transaction Price per Conversion Share and to redeem the balance of the principal in cash (as it has the option to do under the

terms of the FRNs on issue of the Subscription Shares). After Completion there will be no FRNs outstanding and Galaxy will have no material indebtedness to any connected persons of Galaxy. Further details of the FRN Agreement are set out below.

Interconditionality

The Subscription Agreement, Share Purchase Agreement and FRN Agreement are all inter-conditional and none of them will be completed unless all three are completed at or about the same time. The Investors' Rights Agreement is in effect conditional on each of the Subscription Agreement, Share Purchase Agreement and FRN Agreement as it will lapse if any of them is not completed and although it is not conditional on any such approval it will be put to Galaxy Independent Shareholders for approval at the Galaxy EGM.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

Transaction Price

The Transaction Price of HK$8.42 per Galaxy Share represents:

— a discount of about 6.4% to the closing price per Galaxy Share of HK$9.00 quoted on the Stock Exchange on the Last Dealing Date;

— a discount of about 6.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.98 as quoted on the Stock Exchange for the period from 28 September, 2007 up to and including the Last Dealing Date;

— a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August, 2007 up to and including the Last Dealing Date;

— a premium of 8.3% to the average closing price per Galaxy Share of HK$7.78 for the 90 consecutive trading days from 29 May, 2007 up to and including the Last Dealing Date;

— a premium of about 4.2% to the closing price per Galaxy Share of HK$8.08 quoted on the Stock Exchange on the Latest Practicable Date;

- — a premium of about 2.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.24 as quoted on the Stock Exchange for the period from 29 October, 2007 up to and including the Latest Practicable Date;
- — a premium of about 1.3% to the average closing price per Galaxy Share of HK$8.31 for the 30 consecutive trading days from 12 September, 2007 up to and including the Latest Practicable Date; and
- — a premium of about 7.4% to the average closing price per Galaxy Share of HK$7.84 for the 90 consecutive trading days from 18 June, 2007 up to and including the Latest Practicable Date.

The unaudited consolidated net asset value of Galaxy (excluding minority interests) as at 30 June, 2007 was approximately HK$4.05 per Galaxy Share. The Transaction Price represents a premium of approximately 108% over Galaxy's unaudited consolidated net asset value (excluding minority interests) as at 30 June 2007 of HK$4.05 per Galaxy Share. The estimated net asset value (excluding minority interests) immediately after Completion will be approximately HK$4.75 per Galaxy Share.

The Transaction Price was arrived at after arms' length negotiations among the parties, by reference to amongst other things:

- an analysis of placements by comparable companies;
- an analysis of the strategic value in having an investor of the calibre of the Permira Fund; and
- an analysis of the possible enhancement to Galaxy's growth prospects of securing a resourceful and well-known substantial shareholder.

The proposals will substantially strengthen Galaxy's capital structure, resulting in a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

Shareholders' Agreement

On 8 October, 2007, the Permira Investment Vehicles and the Major Shareholders entered into a Shareholders' Agreement setting out certain arrangements between themselves concerning governance of Galaxy and dealings in Galaxy Shares. The Shareholders' Agreement will lapse if the Subscription Agreement, Share Purchase Agreement and FRN Agreement are not completed. Further details of the Shareholders' Agreement are set out below.

New Issue Mandate

At Galaxy's annual general meeting on 26 June, 2007, the Galaxy Directors were granted a general mandate to issue new Galaxy Shares. 150,000,000 Galaxy Shares have been issued in reliance on that mandate and the 510,358,272 Galaxy Shares that remain to be issued will be reserved for exercise of the Anti-Dilution Rights on approval of the Subscription Agreement. Galaxy has undertaken to the Permira Investment Vehicles not to issue further new Galaxy Shares pursuant to the existing mandate before Completion, and the existing mandate will no longer be available for any purpose other than exercise of Anti-Dilution Rights on approval of the Subscription Agreement. Accordingly the Galaxy Directors will seek the New Issue Mandate at the Galaxy EGM.

SHAREHOLDING STRUCTURE

The following diagrams illustrate the corporate and shareholding structure of Galaxy and KWIH before Completion and of Galaxy and KWIH immediately after Completion:

Before Completion


Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.12%
0.71%
54.53%
15.78%
28.86%
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
0.08%
6.50%
17.81%
43.34%
2.38%
29.90%
Galaxy

After Completion


Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.12%
0.71%
54.53%
15.78%
28.86%
Permira SPV I
Permira SPV II
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
3.83%
15.89%
0.07%
5.70%
4.13%
42.03%
2.09%
26.25%
Galaxy

Notes:

1. Some numbers in the above shareholding structure charts have been rounded. As a result, totals may not add up to exactly 100%.

2. City Lion and Recurrent Profits are included under Major Shareholders. Netfinity is not a Major Shareholder and its interest is included under Lui Family members (other than Major Shareholders).

It is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. Steps will be taken before Completion if necessary to ensure that Galaxy will have sufficient public float immediately after Completion. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue insufficient Galaxy Shares will be in public hands.

THE AGREEMENTS

Subscription Agreement

Set out below is a summary of the principal terms of the Subscription Agreement:

Date:	8 October, 2007
Parties to the Subscription Agreement:	1. Galaxy; 2. the Permira Investment Vehicles; and 3. Permira LP.

Subject matter: The Permira Investment Vehicles severally agreed conditionally to subscribe for the Subscription Shares at the Transaction Price.

Consideration: The Transaction Price is HK$8.42 per Subscription Share, or HK$2,722,893,280 in aggregate, which will be satisfied in cash on Completion. Further details are set out below.

The Subscription Shares represent about 9.4% of the existing issued share capital of Galaxy and about 8.2% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Conditions: Completion is conditional upon the fulfilment of the following:

- the passing by the shareholders of Galaxy (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at an extraordinary general meeting of Galaxy of a resolution to:

  (i) approve the Subscription Agreement and the transactions contemplated under the Subscription Agreement;

  (ii) approve the Anti-Dilution Rights;

- listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange and such listing and permission not subsequently being revoked prior to the Completion Date;

- all of the conditions precedent to the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the FRN Agreement) being satisfied or waived in accordance with the terms thereof; and

- all of the conditions precedent to the FRN Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the Share Purchase Agreement) being satisfied or waived in accordance with the terms thereof.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Galaxy and the Permira Investment Vehicles, the Subscription Agreement shall automatically terminate and none of the parties will have any claim against the others for costs, damages, compensation or otherwise save for any antecedent breach.

Information Rights: The Permira Directors will have reasonable access to information which the other directors of Galaxy have customarily had access to.

Permira Investment Vehicle Covenants: Each Permira Investment Vehicle covenants with Galaxy:

- that for as long as the Permira Investment Vehicles in aggregate beneficially hold at least fifty per cent. (50%) of the Applicable Shares, it shall, and it shall procure that its direct and indirect holding companies (but excluding for the avoidance of doubt, the Permira Fund and any investors in the Permira Fund or their direct or indirect holding companies) shall, not directly or indirectly own or Control an aggregate of more than ten per cent. (10%) of the voting rights of any Competitor;

- not to Transfer any Applicable Share or any interest in any Applicable Share for the Lock Up Period. Each of the Permira Investment Vehicles may Transfer its Galaxy Shares after the Lock Up Period provided that any Transfer that is not an on-market sale undertaken within eight (8) years of the Completion Date is not to a Competitor or a Restricted Person;

- that it will take all reasonable steps to ensure that any Transfer of Galaxy Shares by it will not create a disorderly market in the Galaxy Shares;

- that if the aggregate shareholding of the Permira Investment Vehicles falls to a level which is less than five per cent. (5%) of the issued share capital of Galaxy, it shall forthwith inform Galaxy in writing of any Transfer by it and, separately, on a monthly basis, the level of its shareholding in Galaxy and shall as soon as reasonably practicable inform and notify Galaxy of any other changes in its shareholding thereafter provided that such obligations shall automatically cease if the Permira Investment Vehicles' aggregate shareholding falls to a level less than 25 per cent. (25%) of the Applicable Shares; and

- that after Completion, save as a result of exercising its Anti-Dilution Rights, it will not acquire any Galaxy Shares if immediately thereafter Galaxy might reasonably be expected to breach the "public float" requirements under the Listing Rules.

Anti-Dilution Rights: The Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which the Permira Investment Vehicles will be entitled to subscribe for such additional Galaxy Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. On Completion the Permira Investment Vehicles will together be a substantial shareholder of Galaxy and therefore a connected person of Galaxy (as such terms are defined in the Listing Rules). Exercise of the Permira Investment Vehicles rights will be a connected transaction of Galaxy and as a result their grant is subject to the approval of the Galaxy Independent Shareholders.

The term of the Anti-Dilution Rights will be for three years from Completion.

Galaxy Shares that may fall to be issued by reason of the Anti-Dilution Rights will not fall within the general mandate to issue shares that may be granted to the Galaxy Directors from time to time and subject to approval of the Anti-Dilution Rights at the Galaxy EGM. No further approval of the Galaxy Shareholders will be required for the issue of Galaxy Shares on exercise of Anti-Dilution Rights subject as mentioned herein.

The Anti-Dilution Rights will cease to be of any effect on the earlier of:

- the Permira Fund ceasing to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- the Permira Investment Vehicles, in aggregate, ceasing to beneficially hold at least fifty per cent. (50%) of the Applicable Shares; and
- the third anniversary of the Completion Date.

Investors' Rights Agreement

Set out below is a summary of the principal terms of the Investors' Rights Agreement:

Date:	8 October, 2007
Parties to the Investors' Rights Agreement:	1. Galaxy; 2. Permira SPV I; 3. Permira LP; and 4. the Major Shareholders.
Subject matter:	The grant of certain rights to Permira SPV I.
Conditions:	None Although the Investors' Rights Agreement is a continuing connected transaction for Galaxy under Chapter 14A of the Listing Rules, it has no monetary value and is thus exempt from any requirement of shareholders' approval. However, if the Subscription Agreement lapses or is terminated, so will the Investors' Rights Agreement.

Nomination:

For as long as the Permira Investment Vehicles beneficially hold, in aggregate more than seventy-five per cent. (75%) of the Applicable Shares, Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate two, and for so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) but less than seventy-five per cent. (75%) of the Applicable Shares Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate one, individual(s) to be appointed as non-executive director(s) (which shall be the same individual(s) for all the Relevant Boards) to the Galaxy Board and, subject to obtaining any required consent or approval from a relevant competent governmental or regulatory authority, to the Relevant Boards. The identities of the Permira Directors shall be subject to the prior written approval of Galaxy (such approval not to be unreasonably withheld or delayed) and such approval shall be given by Galaxy if the person so nominated by Permira SPV I acting on the instruction of Permira LP is a partner of Permira Advisers LLP (unless such person is, or has been, a director or officer of a Competitor).

In the event that the Permira Investment Vehicles cease to hold an aggregate beneficial shareholding in Galaxy satisfying the thresholds set out above, Permira SPV I will have ten days to procure the resignation of the relevant Permira Director(s).

One Permira Director will be entitled to be appointed to the executive committee of the Relevant Boards and any other committees (other than the audit committees) of the Relevant Boards.

Termination:

The Investors' Rights Agreement will terminate:

- if after Completion, with respect to a particular party (other than Galaxy or Permira LP), such party ceases to hold any Galaxy Shares having complied with the terms of the Investors' Rights Agreement;
- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent (50%) of the Applicable Shares;
- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;
- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertakings under the Investors' Rights Agreement or the Shareholders' Agreement and such breach or omission is not cured or remedied within 10 Business Days after written notice of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder or Galaxy; or
- on the date occurring eight (8) years after the Completion Date.

Shareholders' Agreement

Set out below is a summary of the principal terms of the Shareholders' Agreement:

Date:	8 October, 2007
Parties to the Shareholders' Agreement:	1. the Permira Investment Vehicles; and 2. the Major Shareholders. At the Latest Practicable Date, the Major Shareholders held a total of 1,496,551,874 Galaxy Shares, representing about 43.3% of the voting rights in Galaxy.
Subject matter:	Each of the Major Shareholders and the Permira Investment Vehicles agrees (so far as is within its power but subject to all applicable laws and in the case of those Major Shareholders who are directors of a company, to their fiduciary duties) that, except with the prior written consent of the other parties up until Completion and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date

on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares:

- no member of the Galaxy Group will (except for any intra-group arrangement) incur, or enter into or agree to enter into any agreement or facility to obtain, any borrowing, advance, credit or finance or other indebtedness or liability in the nature of borrowing the purpose of which is inconsistent with the nature of business or strategy of the Galaxy Group ("Borrowings") individually in respect of amounts of US$5,000,000 or more or, when aggregated with Borrowings of all Galaxy Group companies over any twelve (12) month period, any Borrowings if such aggregated Borrowings equal US$15,000,000 or more;

- it/he/she will not put forward any proposal for a, nor vote its/his/her Galaxy Shares in favour of any proposed, voluntary delisting of Galaxy, save for any proposal for a delisting of the Galaxy Shares (i) in connection with an offer made pursuant to the Takeovers Code; or (ii) in connection with or after having obtained an alternative listing of all of the Galaxy Shares on an internationally recognised stock exchange; or (iii) in connection with an offer structured as the disposal of all or substantially all the assets of Galaxy coupled with a proposed distribution to Galaxy Shareholders;

- no fundamental change (including, without limitation, cessation) in the nature of the business or strategy of the Galaxy Group will occur;

- it/he/she will not acquire any voting rights in Galaxy if such acquisition will impose an obligation on the Permira Investment Vehicles, in the case of an acquisition of voting rights in Galaxy by a Major Shareholder, or the Major Shareholders in the case of an acquisition of voting rights in Galaxy by a Permira Investment Vehicle to make a mandatory offer for the Galaxy Shares provided that in the case of the Permira Investment Vehicles this shall not apply in connection with any voting rights acquired pursuant to their Anti-Dilution Rights; and

- it/he/she will not acquire any Galaxy Shares if immediately thereafter Galaxy might reasonably be expected to breach the public float requirements under the Listing Rules save for any acquisitions by the Permira Investment Vehicles pursuant to their Anti-Dilution Rights.

Each Major Shareholder agrees (so far as is within its power as a Galaxy Shareholder but subject to all applicable laws and, in the case of those Major Shareholders who are directors of any company, subject to their fiduciary duties as a director in the context of any action they take or cause to be taken as a director) to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to ensure that the Galaxy Shares held by the Major Shareholders and those Galaxy Shareholders with whom they are acting in concert (other than the Permira Investment Vehicles) constitute at all times (up until the Completion Date and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares):

- the single largest Galaxy Shareholder (as a group); and

- no less than thirty five per cent. (35%) of the then issued share capital of Galaxy.

Transfers of Galaxy Shares

Each of the Major Shareholders and the Permira Investment Vehicles agrees not to Transfer any Galaxy Share or any interest in any Galaxy Share for the Lock Up Period, (save for Excluded Transfers). Thereafter, and for a period of eight years after the Completion Date, any sale that is not made on the Stock Exchange must not be to a Competitor or a Restricted Person.

Each Permira Investment Vehicle shall be deemed to have breached the said agreement if the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of each Permira Investment Vehicle within the Lock Up Period and, following the Lock Up Period, each Permira Investment Vehicle shall be deemed to have breached it if a Competitor or a Restricted Person acquires any interest in such Permira Investment Vehicle.

For so long as the Permira Investment Vehicles beneficially hold in aggregate at least fifty per cent. (50%) of the Applicable Shares, each undertakes that it will not own or Control directly or indirectly, on an aggregated basis, more than ten per cent. of the voting shares of any Competitor.

Tag along rights

For the period from Completion to the earlier of the date occurring eight (8) years after the Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer by a Major Shareholder (save for Excluded Transfers, Permitted On-Market Sales or Encumbrances expressly permitted in the "Transfer" definition) will not be made unless:

- the Permira Investment Vehicles have given their written consent to such Transfer; or
- the proposed purchaser has made an offer in writing to purchase such number of Galaxy Shares held by the Permira Investment Vehicles as described below.

If the said offer is or has not been made in accordance with the terms of the Shareholders' Agreement, the Permira Investment Vehicles have the right to sell such number of Galaxy Shares to the relevant Major Shareholder(s).

The Permira Investment Vehicles shall be entitled to Transfer such portion of Applicable Shares which they beneficially hold at that time to the proposed purchaser or such Major Shareholder(s) which is equal to the portion of Galaxy Shares that the proposed seller proposes to sell in relation to the Major Shareholders' aggregate holding of Galaxy Shares (prior to such Transfer).

Right of first offer

For the period from the Completion Date to the earlier of the date occurring eight (8) years after Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer of Galaxy Shares by the Permira Investment Vehicles, (save for Permitted On-Market Transfers or Encumbrances expressly permitted in the "Transfer" definition) will be subject to a right of first offer in favour of the Major Shareholders.

Termination:

The Shareholders' Agreement will terminate:

- if after Completion, with respect to a particular party, when such party ceases to hold any Galaxy Shares having complied with the terms of the Shareholders' Agreement;
- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares;
- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;

- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertaking under the Shareholders' Agreement and such breach or omissions is not cured or remedied within 10 Business Days after written notices of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder; or

- if, for so long as the Permira Investment Vehicles, in aggregate, beneficially hold at least fifty per cent (50%) of the Applicable Shares, a Competitor acquires or holds a shareholding or beneficial interest in either of the Permira Investment Vehicles or their direct holding companies which are subsidiaries of the Permira Fund.

FRN Agreement

Set out below is a summary of the principal terms of the FRN Agreement:

Date:	8 October, 2007
Parties to the FRN Agreement:	1. Galaxy; and 2. the Noteholders.
Subject matter:	Galaxy agreed conditionally to convert HK$1,320,289,680 of the principal amount of the FRNs into new Galaxy Shares at the Transaction Price per Conversion Share and to repay the balance. All accrued and unpaid interest on the FRNs will be paid in cash at Completion.
Conversion Shares:	The Conversion Shares represent about 4.5% of the existing issued share capital of Galaxy and about 4.0% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Conditions precedent: The repayment and conversion of the FRNs is conditional upon satisfaction of the following conditions precedent:

(i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll;

(ii) listing of and permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and

(iii) all of the conditions precedent to the Subscription Agreement and the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction of the conditions precedent in the FRN Agreement) being satisfied or waived in accordance with the terms thereof.

None of the Conditions is capable of being waived.

The parties shall each use their reasonable endeavours and co-operate to ensure the fulfilment of the Conditions. If any of the Conditions has not been fulfilled by 31 December, 2007 (or such later date as the Noteholders jointly and Galaxy may agree in writing) then Galaxy may by notice to the other parties thereto elect to terminate the FRN Agreement.

Completion: Completion of the Subscription Agreement and the Share Purchase Agreement shall take place simultaneously with Completion of the FRN Agreement to the intent that none of them shall be completed unless all are completed at or about the same time.

The FRNs

The FRNs were initially issued by Galaxy in July, 2005 as part of an issue in the aggregate principal amount of HK$2,544,239,603 of which HK$172,434,536 principal amount has been repaid. The FRNs are not convertible by their terms and contain terms to the effect set out below.

Principal amount outstanding:	HK$2,371,805,067
Due:	30 September, 2008
Status:	The obligations under the FRNs constitute general, unsecured obligations of Galaxy and rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of Galaxy.
Interest:	Interest is currently 6% p.a. which is cumulative and compounded annually and will be paid when the FRNs are repaid, or on maturity. No dividends may be declared by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends shall first be paid.
Redemption:	Galaxy may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. Galaxy may redeem the FRNs at its discretion from the net proceeds of any equity-related fund raising exercise.

Share Purchase Agreement

For a summary of the principal terms of the Share Purchase agreement, you should read the section headed "Share Purchase Agreement" in the Letter from the KWIH Directors in this circular.

Listing

Application has been made to the Stock Exchange for the listing of and permission to deal in the Subscription Shares and the Conversion Shares. It is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who

do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands. In anticipation of Completion, Galaxy placed 150,000,000 new Galaxy Shares to independent placees on 12 October, 2007 with the intention that immediately after Completion about 26.25% of its shares will be in public hands.

Anti-Dilution Rights

A specific mandate will be proposed at the Galaxy EGM for the issuance of new Galaxy Shares under the Anti-Dilution Rights.

The exercise of the rights will be subject to the Listing Rules. The Stock Exchange has indicated that the issue of Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights will be subject to the following conditions:

(a) the pricing of any new Galaxy Shares in respect of which the Permira Investment Vehicles are entitled to exercise their Anti-Dilution Rights must be approved by the Galaxy Directors (including the independent non-executive Galaxy Directors) who do not have a direct interest in the transaction and who are not connected with the Permira Investment Vehicles or their associates;

(b) where the Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights is at a discount of more than 10% to the benchmark price, being the higher of:

  (i) the closing price on the date of exercise relating to the proposed issue of Galaxy Shares in respect of the Anti-Dilution Rights; and

  (ii) the average closing price in the five trading days immediately prior to the earlier of:

    (1) the date of the announcement in respect of the proposed issuance of Galaxy Shares in respect of the Anti-Dilution Rights (if any);

    (2) the date of the relevant exercise of the Anti-Dilution Rights; and

    (3) the date on which the subscription price in respect of the exercise of the Anti-Dilution Rights is fixed,

  an independent financial adviser's opinion on the fairness of the price or value at which new Galaxy Shares are to be issued to the Permira Investment Vehicles will be required, in addition to the approval of the Galaxy Directors described above, and Galaxy will be required to include reference to this

opinion in any announcement to be issued by Galaxy in relation to the issue of new Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles;

(c) where the new Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles is at a discount of 20% or more to the benchmark price (described above), the approval of independent Galaxy Shareholders will be required in advance of such issue;

(d) the issue price to the Permira Investment Vehicles upon the exercise of the Anti-Dilution Rights should be no less than the price offered to independent third parties; and

(e) the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights cannot exceed the number of Galaxy Shares available at Completion for issue under the general mandate granted to the Galaxy Directors at the annual general meeting of Galaxy held on 26 June 2007. At the Latest Practicable Date 150,000,000 Galaxy Shares had been issued pursuant to that general mandate. Galaxy has undertaken to the Permira Investment Vehicles that no Galaxy Shares will be issued pursuant to that mandate before Completion. As a result the maximum number of Galaxy Shares issuable under the Anti-Dilution Rights will be 510,358,272. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirements of Chapter 14A of the Listing Rules.

THE SUBSCRIPTION AGREEMENT, THE FRN AGREEMENT, THE INVESTORS' RIGHTS AGREEMENT AND THE SHAREHOLDERS' AGREEMENT

Reasons for the Subscription Agreement, the FRN Agreement, the Investors' Rights Agreement and the Shareholders' Agreement

Galaxy's principal business is the development and operation of casino and gaming and gaming related facilities and related leisure and entertainment facilities in Macau. It also has businesses in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Galaxy Board believes that the injection of significant permanent capital by the Permira Investment Vehicles and the Noteholders (in the form of the Conversion Shares) and the related elimination of the significant debt represented by the FRNs will greatly improve the capital structure and the financial flexibility of Galaxy, especially in funding its substantial development and capital investments in Macau. Early redemption of the FRNs will also reduce the interest payable and improve, in accounting terms, the profitability of Galaxy.

The advisers who operate under the name "Permira", including, Permira Advisers LLP, together are a leading international private equity firm with a track record of more than twenty years of helping to build businesses. Over this time, Permira has raised 19 funds totalling approximately Euro 22 billion (approximately HK$240 billion at the

exchange rate Euro 1 = HK$10.9). The leisure, retail and consumer sectors represent 40% of the funds invested by Permira over the last decade, with portfolio companies including *Cortefiel, Ferretti, Hugo Boss*, and *Valentino*. In particular, Permira has deep expertise in the international gaming sector through its investments in *Gala Coral*, Europe's largest gaming company, and in *Sisal*, the second largest lotto operator in Italy.

The Galaxy Board believes that the Permira Fund's connections and resources will be helpful in the business development of Galaxy and the Permira Directors will bring to the Galaxy Group the benefit of great expertise in governance and financing skills and backing that may be of benefit to it.

Directors and Management of Galaxy

Pursuant to the Investors' Rights Agreement and subject to the limitations described under "Investors' Rights Agreement" in the section headed "The Agreements", Galaxy will appoint two nominees of Permira SPV I to the Galaxy Board and the Relevant Boards as non-executive directors and will put forward resolutions for such appointment at the Galaxy EGM. It is not intended there will be any other change in the executive or non-executive directors or the management of Galaxy as a result of Completion.

The initial Permira Directors are proposed to be Dr. Martin Clarke and Mr. Guido Paolo Gamucci and resolutions for their appointment will be proposed at the Galaxy EGM. If those resolutions are not passed then both Dr. Clarke and Mr. Gamucci will be appointed to the board of Galaxy by resolution of the Galaxy Directors, with effect from Completion.

The following are brief details of the two proposed new Galaxy directors:

Martin Clarke, aged 51, became a Partner at Permira in 2004 and is Head of the Consumer Sector at Permira. He has worked on a number of transactions including Gala Coral Group, New Look, Principal Hotels and Telepizza.

Martin Clarke has over 20 years of experience of private equity. Prior to joining Permira, he was one of the founder directors of PPMV, the private equity arm of Prudential plc. Martin was involved in developing the business from a small UK-focused operation to a team of over 35 professionals based in London, Europe and the Far East. He was involved in over 20 deals, with a particular interest in the consumer, leisure and retail sectors.

Martin Clarke holds MA and PhD degrees in History from Cambridge University, England.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Dr. Clarke will not hold any position with the Galaxy Group. In the last three years preceding the Latest Practicable Date, Dr. Clarke has not been a director of any listed public companies.

There will be no written director's service contract between Galaxy and Dr. Clarke. He will not be appointed for a specific length of service but his term as a Galaxy Director is subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. His director's emoluments will comprise an annual director's fee (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of Galaxy). His emoluments will be determined by reference to his duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Dr. Clarke does not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that he is a Permira Director. As at the Latest Practicable Date, he has no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the proposed appointment of Dr. Clarke that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

Guido Paolo Gamucci, aged 55, is Chairman of Permira's Asia Pacific operations, having previously managed its Milan office. He is a Partner in Permira. Guido Paolo has worked on numerous transactions including DinoSol Supermercados, EEMS, Ferretti Group and Seat PG.

Prior to joining Permira in 1997, he spent six years with UBS Capital in Italy as Founding Partner and Managing Director. Previously Mr. Gamucci worked at Citicorp in Italy, as Deputy Head of Investment Banking and Country Treasurer for Italy.

Guido Paolo has a degree in Mechanical Engineering from the University of Rome, Italy, and an MBA from INSEAD, France.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Mr. Gamucci will not hold any position with the Galaxy Group. In the last three years preceding the Latest Practicable Date, Mr. Gamucci has been a director of Seat Pagine Gialle SpA (a company listed on the Milan Stock Exchange) from 1 August 2003 to 30 September, 2005 and EEMS Italia SpA (a company listed on the Milan Stock Exchange) from 24 May, 1999 to 8 November, 2006.

There will be no written director's service contract between Galaxy and Mr. Gamucci. He will not be appointed for a specific length of service but his term as a Galaxy Director is subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. His director's emoluments will comprise an annual director's fee (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of

Galaxy). His emoluments will be determined by reference to his duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Mr. Gamucci does not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that he is a Permira Director. As at the Latest Practicable Date, he has no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the proposed appointment of Mr. Gamucci that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

At the Latest Practicable Date, save as disclosed herein, none of the Major Shareholders, the Lui Family, the Galaxy Directors and parties acting in concert with any of them has any interest in any Galaxy Shares and/or Employee Options.

Subscription Agreement — Use of proceeds by Galaxy

Galaxy intends to use the proceeds received from the Subscription Agreement to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, (iv) general working capital, and (v) a restructuring of the Galaxy Group's debt profile including but not limited to the repayment of fifty per cent. (50%) of the FRNs outstanding in furtherance of the terms of the FRN Agreement. About HK$1,320,000,000 of the net proceeds will be used to finance the repayment of FRNs.

In general, gaming related business and facility development will include but not be limited to investment in food and beverage outlets and spas and development of convention facilities, shopping malls and theatres and similar facilities at Galaxy's Cotai site. Galaxy has not identified any specific acquisition opportunity.

The Galaxy Directors consider that the issue of the Subscription Shares and the conversion of the FRNs will represent a substantial improvement to the capital structure of Galaxy and an opportunity to reduce significantly the gearing of Galaxy and replace the debt represented by the FRNs with permanent capital. Successful Completion will substantially enhance the financial flexibility of Galaxy for future development programs while broadening the shareholder and capital base of Galaxy. On conversion and repayment of the FRNs, no member of the Galaxy Group will have any material liability outstanding to a connected person of the Galaxy Group.

Relevant requirements of the Listing Rules

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription

Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders' Agreement and it has no implications for Galaxy under the Listing Rules.

KWIH and persons acting in concert with it (being Dr. Lui, City Lion, Super Focus, Mark Liaison and Premium Capital) held 57.8% of the issued share capital of Galaxy at the Latest Practicable Date.

FUND RAISING BY GALAXY IN THE PAST 12 MONTHS

Galaxy has carried out the following capital fund raising exercises in the 12 months last preceding the Latest Practicable Date:

Date of announcement	Event	Net proceeds	Intended use of proceeds as stated in the announcement	Actual use of proceeds
6 December, 2006	Galaxy Convertible Bonds issue	approx. US$235,150,000 (approx. HK$1,834,170,000)	Funding expansion of Galaxy's GalaxyWorld Mega Resort and working capital	Same as intended use
12 October, 2007	Placing of 150,000,000 Galaxy Shares	approx. HK$1,252,818,000	Funding (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, and (iv) general working capital	Same as intended use

Save as disclosed above, Galaxy has not carried out any capital fund raising activities in the 12 months last preceding the Latest Practicable Date.

GALAXY CONVERTIBLE BONDS

No element of the proposals under the Agreements or the Shareholders' Agreement requires approval or consent under the Galaxy Convertible Bonds and no element will result in an adjustment to any terms of the Galaxy Convertible Bonds save that the conversion price will be adjusted as a result of the issue of the Subscription Shares and the Conversion Shares.

The adjustment is required to take into account the number of Galaxy Shares in issue immediately before and immediately after the issue of the Subscription Shares and the Conversion Shares, amongst other things, and cannot be determined at the date of this circular or before the Galaxy EGM. Galaxy will inform the holders of the Galaxy Convertible Bonds of the adjustment to the conversion price in accordance with the terms of the Galaxy Convertible Bonds.

CHANGES TO THE SHAREHOLDING IN GALAXY AS A RESULT OF THE PROPOSALS

The beneficial interests in Galaxy of Major Shareholders (including the Noteholders), Lui Family members (other than the Major Shareholders), KWIH, their respective associates and parties acting in concert with them, the directors of Galaxy and their respective associates, the Permira Investment Vehicles and the shareholdings of the public shareholders in Galaxy are and will be as set out below in the circumstances set out below. These include the effect of dilution assuming the New Issue Mandate is granted and used in full:

	Before Completion		Immediately after Completion but before exercise of any of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4)		Immediately after Completion and full exercise of the Employee Options (Note 4) but before exercise of any of the Galaxy Convertible Bonds (Note 5)		Immediately after Completion and full exercise of the Galaxy Convertible Bonds (Note 5) but before exercise of any of the Employee Options (Note 4)		Immediately after Completion and full exercise of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4)		Immediately after Completion, full exercise of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4) and issue of all Galaxy Shares in New Issue Mandate	
	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%
Major Shareholders (including the Noteholders)	1,496,551,874	43.34	1,653,355,874	42.03	1,676,395,874	42.19	1,653,355,874	39.95	1,676,395,874	40.12	1,676,395,874	34 43
Lui Family members (other than Major Shareholders)	224,304,664	6.50	224,304,664	5.70	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45	227,804,664	4 68
KWIH	614,984,047	17.81	162,484,047	4.13	162,484,047	4.09	162,484,047	3 93	162,484,047	3 89	162,484,047	3.34
Directors of Galaxy (other than Lui Family members)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17	7,152,533	0.15
Other connected person of Galaxy (Note 3)	82,250,410	2.38	82,250,410	2.09	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97	82,250,410	1.69
Permira Fund	0	0	775,884,000	19.72	775,884,000	19 52	775,884,000	18.75	775,884,000	18.57	775,884,000	15.93
Public shareholders	1,032,526,833	29.90	1,032,526,833	26.25	1,041,885,833	26.22	1,237,340,837	29.90	1,246,699,837	29 83	1,937,373,909	39 79
Total	3,453,370,361	100	3,933,558,361	100	3,973,857,361	100	4,138,372,365	100	4,178,671,365	100	4,869,345,437	100

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Galaxy Convertible Bonds and the Employee Options there is no change in the issued share capital of Galaxy from the Latest Practicable Date to Completion.

2. As stated in the section headed "General" below, it is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

3. "Other connected person" of Galaxy refers to Future Leader Management Limited, a company controlled by Mr. Pedro Ho On Chun, who is a director of a subsidiary of Galaxy.

4. At the Latest Practicable Date, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 26,540,000 Galaxy Shares. Other Galaxy Directors who are not members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 4,400,000 Galaxy Shares. The particulars of the Employee Options are set out in Appendix I.

5. The conversion price for the Galaxy Convertible Bonds now in effect is HK$9.14 per Galaxy Share.

NO GENERAL OFFER IMPLICATION FOR GALAXY

The Major Shareholders together are the single largest and the controlling shareholder of Galaxy. Through their direct and indirect shareholdings in Galaxy immediately after Completion, the Major Shareholders together will continue to have Control of Galaxy. The sale of the Sale Shares, the issue of the Subscription Shares and the issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

INFORMATION ABOUT PERMIRA ADVISERS LLP AND PERMIRA INVESTMENT VEHICLES

Permira Advisers LLP, Permira LP and the Permira Investment Vehicles and their ultimate beneficial owners are Independent Third Parties of Galaxy and KWIH, and their respective connected persons.

The Permira Investment Vehicles are newly established special purpose vehicles whose principal business will be to hold the Subscription Shares and Sale Shares. Permira LP is the beneficial owner of Permira SPV I.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that to the best knowledge and belief of the Galaxy Directors at the Latest Practicable Date owned approximately 15.78% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM.

GENERAL MANDATE TO ISSUE AND ALLOT SHARES

At the 2007 annual general meeting of Galaxy held on 26 June 2007, ordinary resolutions were passed granting general mandates to the Galaxy Directors to: (i) issue and allot Galaxy Shares not exceeding 20% of the issued share capital of Galaxy as at that date and (ii) repurchase Galaxy Shares not exceeding 10% of the issued share capital of Galaxy as at that date. There were in issue 3,301,791,361 Galaxy Shares at the date of the 2007 annual general meeting of Galaxy. Accordingly, pursuant to the general mandate granted at the 2007 annual general meeting, the Galaxy Board was authorised to issue up to 660,358,272 Galaxy Shares. As at the Latest Practicable Date, Galaxy had issued 150,000,000 Galaxy Shares (but has not repurchased any Galaxy Shares) under such mandate and Galaxy has not refreshed either mandate since the 2007 annual general meeting. However, the existing mandate to issue Galaxy Shares will no longer be available for any purpose other than exercise of Anti-Dilution Rights on approval of the Subscription Agreement.

The Galaxy Directors believe that the New Issue Mandate, if granted, will increase the flexibility of the Galaxy Board in managing Galaxy's capital base and in particular will enable Galaxy to have the financial flexibility for raising additional capital timely for the continued development of its casino business and/or further business opportunities that may arise in the future. Accordingly, it is now proposed that a new general mandate be granted to the Galaxy Directors to issue and allot Galaxy Shares representing up to 20%

of the issued share capital of Galaxy on the date of passing of the relevant resolution. If granted, the New Issue Mandate will entitle the Galaxy Board to issue and allot up to 690,674,072 new Galaxy Shares (assuming no Galaxy Shares are issued or repurchased between the Latest Practicable Date and the date of the Galaxy EGM).

If granted, the New Issue Mandate will be valid from the time of passing of the relevant resolution at the Galaxy EGM until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of Galaxy;

(ii) the expiration of the period within which the next annual general meeting of Galaxy is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under the relevant resolution by an ordinary resolution of the shareholders of Galaxy in general meeting.

The Galaxy Directors have no immediate plans for the issue of any Galaxy Shares under the New Issue Mandate.

In compliance with Rule 13.36(4)(a) of the Listing Rules, the controlling shareholders of Galaxy, being City Lion, KWIH, Dr. Lui and his spouse, and their respective associates will abstain from voting in favour of the resolution to approve the New Issue Mandate, and voting on it will be by poll.

The Galaxy Directors will, if necessary, take appropriate steps to ensure that the public float of Galaxy will not be less than 25% upon issuance of any Galaxy Shares under the New Issue Mandate. No Galaxy Shares will be issued under the New Issue Mandate if as a result of which the public float of Galaxy will be less than 25%.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

At the Latest Practicable Date, the authorised share capital of Galaxy was HK$688,800,000 divided into 6,888,000,000 Galaxy Shares, 3,453,370,361 of which had been issued and fully paid or credited as fully paid. Upon Completion, an aggregate of 480,188,000 new Galaxy Shares will be issued as the Subscription Shares and the Conversion Shares. In order to accommodate future expansion and growth of the Galaxy Group, the Galaxy Directors propose to increase the authorised share capital of Galaxy from HK$688,800,000 divided into 6,888,000,000 Galaxy Shares to HK$900,000,000 divided into 9,000,000,000 Galaxy Shares by the creation of an additional 2,112,000,000 new Galaxy Shares.

Apart from the issue of the Subscription Shares and the Conversion Shares upon Completion and new Galaxy Shares which may fall to be issued under the Anti-Dilution Rights or upon the exercise of the Employee Options or conversion of the Galaxy Convertible Bonds, Galaxy does not have any current plan to issue any part of its unissued share capital.

GENERAL

Listing status

It is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion and it is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These steps may include the issue of new Galaxy Shares and/or placing down by KWIH and/or the Major Shareholders of sufficient Galaxy Shares to Independent Third Parties. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Stock Exchange has stated that it will closely monitor the trading in the Galaxy Shares on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the Galaxy Shares; or**

- **there are too few Galaxy Shares in public hands to maintain an orderly market,**

It will consider exercising its discretion to suspend trading in the Galaxy Shares.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Galaxy Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares.

Independent board committee

The Galaxy Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam has been constituted to make recommendations to the Galaxy Independent Shareholders in relation to the FRN Agreement as well as the New Issue Mandate.

Independent financial adviser

Galaxy has appointed Commerzbank as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the FRN Agreement and the New Issue Mandate.

Galaxy EGM

A notice convening the Galaxy EGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 102 to 106 of this circular. Whether or not holders of Galaxy Shares are able to attend the Galaxy EGM, they are requested to complete and return the BLUE

form of proxy accompanying this circular in accordance with the instructions printed thereon to the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong (*marked for the attention of the Company Secretary*) as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the BLUE form of proxy will not preclude holders of Galaxy Shares from attending and voting in person at the meeting or any adjournment thereof should they so wish.

The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates together control or are entitled to exercise control over 67.6% of the voting rights in Galaxy and will abstain from voting on the resolutions numbered 1, 2 and 3 at the Galaxy EGM. City Lion, KWIH, Dr. Lui and his spouse and their respective associates together control or are entitled to exercise control over 57.8% of the voting rights in Galaxy and will abstain from voting in favour of the resolutions numbered 4 and 5 at the Galaxy EGM. Save for the aforesaid, to the best of the Galaxy Directors' knowledge, information and belief having made all reasonable enquiries, no other Galaxy Shareholder or its associate has a material interest in the matters to be considered at the Galaxy EGM and is required under the Listing Rules to abstain from voting at the Galaxy EGM.

Procedure for demanding a poll

The procedure by which Galaxy Shareholders may demand a poll pursuant to the constitutional documents of Galaxy is set out in Article 75 of its Articles of Association which reads as follows:

"75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The Galaxy Directors consider that each of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement and the New Issue Mandate is in the interests of Galaxy and its shareholders as a whole. Accordingly, the Galaxy Directors recommend the holders of Galaxy Shares to vote in favour of all the resolutions to be proposed at the Galaxy EGM.

Your attention is drawn to the recommendation of the Galaxy Independent Board Committee set out in this circular and advice of Commerzbank set out in this circular.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Galaxy Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares.

Further information

Your attention is drawn to the information set out elsewhere in this circular and in the appendices to it. In particular your attention is drawn to the Letter from the KWIH Directors which contains more information about the Share Purchase Agreement. If the Share Purchase Agreement does not become unconditional, the Subscription Agreement, Investors' Rights Agreement and the FRN Agreement will not proceed.

Yours faithfully
Dr. Che-woo Lui
Chairman

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

5 November, 2007

To the KWIH Shareholders and, for information only, holders of the KWIH Bonds.

Dear Sir or Madam,

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED MAJOR AND CONNECTED TRANSACTION

INTRODUCTION — THE DISPOSAL

On 11 October 2007, KWIH (jointly with Galaxy) announced that Sutimar — a wholly-owned subsidiary of KWIH — has agreed to sell the Sale Shares at the Transaction Price to, and has entered into the Share Purchase Agreement with the Permira Investment Vehicles. The aggregate historical cost of the Sale Shares is HK$2,339,425,000, which represents HK$5.17 per Sale Share. The Transaction Price for the Sale Shares was determined after commercial negotiations between the parties on an arm's length basis with reference to the strategic value of KWIH's investment in Galaxy, the results and performance of Galaxy, the recent trading performance of Galaxy Shares, and comparable precedent transactions. The aggregate consideration which Sutimar will receive under the Share Purchase Agreement is HK$3,810,050,000, and it is to be satisfied in cash at Completion.

Completion of the Share Purchase Agreement is conditional on approval by KWIH Independent Shareholders at the KWIH SGM and completion of the Subscription Agreement and the FRN Agreement simultaneous with the Share Purchase Agreement.

Summary of the principal terms of the Share Purchase Agreement

Set out below is a summary of the principal terms of the Share Purchase Agreement:

Date:	8 October, 2007
Parties to the Share Purchase Agreement:	1. Sutimar, a wholly-owned subsidiary of KWIH, as the vendor; 2. the Permira Investment Vehicles, as purchasers; and 3. KWIH as guarantor of the obligations of Sutimar.
Subject matter:	Sutimar agreed conditionally to sell to the Permira Investment Vehicles on a several basis the Sale Shares at the Transaction Price. The Sale Shares represent about 13.1% of the existing issued share capital of Galaxy and about 11.5% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).
Consideration:	The Transaction Price is HK$8.42 per Sale Share, or HK$3,810,050,000 in aggregate, which will be satisfied in cash at Completion.
Conditions:	Completion is conditional on the following: • the Subscription Agreement having become unconditional in accordance with its terms (save for any condition requiring the Share Purchase Agreement to have become unconditional or to have been completed); • the passing by the shareholders of KWIH (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at a special general meeting of KWIH or by written consent, if applicable, of an ordinary resolution approving the sale of the Sale Shares pursuant to the Share Purchase Agreement and such consent remaining in full force and effect as at Completion; and

- full compliance by KWIH with all relevant regulatory requirements, including relevant rules of the Listing Rules, relevant to the performance by it of its obligations under the Share Purchase Agreement.

None of the conditions precedent is capable of being waived unilaterally.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Sutimar and the Permira Investment Vehicles, the Share Purchase Agreement shall automatically terminate with immediate effect and none of the parties will have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach.

Completion: Completion of the Share Purchase Agreement is to take place simultaneously with completion of the Subscription Agreement and the FRN Agreement.

Reasons for the Share Purchase Agreement

For the financial year ended 31 December, 2006, the consolidated turnover, profit before taxation and profit after taxation of KWIH were respectively HK$275,956,000, HK$1,008,763,000 and HK$701,744,000.

For the year ended 31 December 2006, Galaxy reported an audited consolidated net loss (before tax) of HK$1,525,662,000 and (after tax) of HK$1,531,510,000. For the year ended 31 December 2005, it reported an audited consolidated net profit (before tax) of HK$2,398,388,000 and (after tax) of HK$2,396,705,000. Galaxy has not declared a dividend for the 2 financial years immediately preceding the Disposal.

The Galaxy Shares held by the KWIH Group have an aggregate historical cost in the books of the KWIH Group of HK$3,179,467,523 of which the 452,500,000 Sale Shares to be sold by Sutimar under the Share Purchase Agreement account for an aggregate historical cost of HK$2,339,425,000 or 73.6%.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. KWIH's interest in Galaxy, which was formerly a subsidiary of KWIH, represents the balance of its former controlling stake. Following the acquisition of Galaxy Casino S.A. by Galaxy in 2005, Galaxy is no longer a subsidiary of KWIH and has since become a major developer and operator of casino and gaming facilities and related leisure facilities in Macau. As a result, the business of the Galaxy Group bears little connection with the core business of the KWIH Group and KWIH Directors believe that, as a result, the business focus of the KWIH Group has not been clear to the market. The executive directors of KWIH believe that the Disposal will be of benefit to KWIH as it will help clarify the business focus of the KWIH Group. Also, by unlocking the value of its

non-core assets, viz. the Sale Shares, KWIH will be able to not only recognise a substantial gain under the Disposal (see the section headed "Gain on disposal by KWIH" below) but also raise significant cash for the expansion of its core property business thereby enhancing the prospect and growth of KWIH.

On Completion of the Share Purchase Agreement, KWIH's shareholding in Galaxy will be reduced from 17.81% to 4.13% (assuming that there will be no change in Galaxy's issued share capital from the Latest Practicable Date to Completion save for the issue of the Subscription Shares and Conversion Shares at Completion).

This circular contains further particulars of the Disposal, the recommendations of the KWIH Independent Board Committee and ANZ on the Disposal and the Share Purchase Agreement, and other information in compliance with the Listing Rules together with a notice convening the KWIH SGM for the purpose of considering and, if thought fit, approving the Disposal and the Share Purchase Agreement.

Use of proceeds

KWIH intends to apply the proceeds of about HK$3,810,050,000 from the sale of the Sale Shares to finance its property development business as well as for investment opportunities, if any, and general working capital.

Relevant requirements of the Listing Rules

The consideration payable to KWIH for the Sale Shares represents approximately 31.9% of the total market capitalisation of KWIH as at 5 October, 2007 (calculated by reference to the average closing price of the KWIH Shares for the five trading days immediately preceding 8 October, 2007). Consequently, the Disposal under the Share Purchase Agreement constitutes a major transaction for KWIH pursuant to the Listing Rules.

The Share Purchase Agreement involves KWIH disposing of interest in Galaxy a substantial shareholder of which — being Dr. Lui and through the Principal Trust — is a controller and is thus a connected person of KWIH. As such, the Disposal constitutes a connected transaction of KWIH under rule 14A.13(1)(b)(i) of the Listing Rules. The Share Purchase Agreement and the Disposal are conditional upon, amongst other things, the approval of the KWIH Independent Shareholders at the KWIH SGM. Voting will be conducted by way of poll. Dr. Lui and companies controlled by him, his spouse, members of the Lui Family and their respective associates will abstain from voting.

KWIH Bonds

No element of the proposals under the Agreements requires approval or consent under the KWIH Bonds and no element will result in an adjustment to any terms of the KWIH Bonds.

Gain on the Disposal

KWIH's gain on the Disposal is estimated to amount to approximately HK$1,470,625,000. The estimated gain on the Disposal by KWIH is calculated on the basis of the aggregate Transaction Price for the Sale Shares. The Disposal will increase the net asset value per KWIH Share (assuming there is no change in the number of KWIH Shares in issue from the Latest Practicable Date up to and including the KWIH SGM) and the KWIH Group will be in a net positive cash position after Completion.

Independent Board Committee

The letter from the KWIH Independent Board Committee (comprising Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield, all independent non-executive directors of KWIH) with recommendations on the Disposal is set out on pages 66 to 67 of this circular.

Independent Financial Adviser

The letter from ANZ (the independent financial adviser appointed to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders regarding the Disposal) is set out on pages 68 to 83 of this circular.

Remaining Interest

Assuming there are no further issues of Galaxy Shares (other than the Conversion Shares and the Subscription Shares) from the Latest Practicable Date to Completion, immediately after Completion, KWIH will hold indirectly 162,484,047 Galaxy Shares (with an aggregate historical cost of HK$840,042,523) representing approximately 4.13% of the issued shares of Galaxy. KWIH has no present intention of disposing of the Galaxy Shares held by it either now or immediately after Completion but will keep all options under review.

KWIH SGM

A notice convening the KWIH SGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 107 to 108 of this circular. An ordinary resolution will be proposed at that meeting to approve the Share Purchase Agreement. Voting on that resolution will be by way of poll.

Whether or not holders of KWIH Shares are able to attend the KWIH SGM, they are requested to complete and return the WHITE form of proxy accompanying this circular in accordance with the instructions printed thereon to the principal place of business of KWIH in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong *(marked for the attention of the Company Secretary)* as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the KWIH SGM.

Completion and return of the WHITE form of proxy will not preclude holders of the KWIH Shares from attending and voting in person at the KWIH SGM or any adjournment thereof should they so wish.

As at the Latest Practicable Date, Dr. Lui, his spouse, members of the Lui Family and their respective associates together controlled or were entitled to exercise control over 55.24% of the voting rights in KWIH and will abstain from voting at the KWIH SGM. Save for the aforesaid, to the best of the KWIH Directors' knowledge, information and belief having made all reasonable enquiries, no other KWIH Shareholder or his associate has a material interest in the Share Purchase Agreement and is required under the Listing Rules to abstain from voting at the KWIH SGM.

PROCEDURE FOR DEMANDING A POLL

The procedure by which the KWIH Shareholders may demand a poll pursuant to the constitutional documents of KWIH is set out in Bye-law 78 of its Bye-laws which reads as follows:

"78. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The executive directors of KWIH consider that the Share Purchase Agreement is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and the KWIH Shareholders as a whole. The KWIH Independent Board Committee concurs.

Your attention is drawn to the recommendation of the KWIH Independent Board Committee and the recommendations of ANZ (respectively set out on pages 66 to 67 and pages 68 to 83 of this circular).

Accordingly, the KWIH Directors recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the KWIH Shares.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this circular and in the appendices to it. In particular your attention is drawn to the Letter from the Galaxy Directors. If the other Agreements referred to in it do not become unconditional the Share Purchase Agreement will not proceed.

Yours faithfully
Dr. Che-woo Lui
Chairman

The following is the text of a letter from the Galaxy Independent Board Committee setting out its recommendation to the Galaxy Independent Shareholders in relation to the FRN Agreement and the New Issue Mandate.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

5 November, 2007

To the Galaxy Independent Shareholders

Dear Sir or Madam,

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF,

GALAXY ENTERTAINMENT GROUP LIMITED

We refer to the circular dated 5 November, 2007 issued jointly by Galaxy and KWIH, of which this letter forms part (the "Circular").

Unless otherwise stated, terms defined in the Circular bear the same meanings when used herein.

We have been appointed as the members of the Galaxy Independent Board Committee to consider the terms of the FRN Agreement and the New Issue Mandate and to advise the Galaxy Independent Shareholders as to the fairness and reasonableness of the terms of the FRN Agreement and the New Issue Mandate, and to recommend whether or not the Galaxy Independent Shareholders should vote for the ordinary resolutions to be proposed at the Galaxy EGM to consider, and if thought fit, approve the terms of the FRN Agreement and the New Issue Mandate.

Commerzbank has been appointed as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the terms of the FRN Agreement and the New Issue Mandate.

We wish to draw your attention to the Letter from the Galaxy Directors (which is set out on pages 12 to 42 of the Circular) and the letter of advice from Commerzbank (which is set out on pages 52 to 65 of the Circular).

Having taken into account the advice from Commerzbank, we consider that the terms of the FRN Agreement and the New Issue Mandate are fair and reasonable insofar as the Galaxy Independent Shareholders are concerned and that the FRN Agreement and the New Issue Mandate are in the interests of Galaxy and the Galaxy Shareholders as a whole.

Accordingly, we recommend the Galaxy Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Galaxy EGM to approve the terms of the FRN Agreement and the New Issue Mandate.

Yours faithfully
The Galaxy Independent Board Committee

Mr. James Ross Ancell
Independent non-executive Director

Dr. William Yip Shue Lam
Independent non-executive Director

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

5 November 2007

To: the Galaxy Independent Board Committee and
the Galaxy Independent Shareholders

Dear Sirs

POSSIBLE FULL REPAYMENT OF CLASS "B" VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS "B" VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE AND ALLOT SHARES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in connection with the FRN Agreement and the New Issue Mandate. Details of the FRN Agreement and the New Issue Mandate are set out in the section headed "Letter from the Galaxy Directors" as contained in the joint circular to the Galaxy Shareholders and the KWIH Shareholders dated 5 November 2007 (the "Circular") of which this letter forms a part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in the Circular.

On 8 October 2007, Galaxy entered into, among others, the Subscription Agreement and the FRN Agreement with the Permira Investment Vehicles and the Noteholders, respectively, and KWIH, a substantial shareholder (as defined under the Listing Rules) of Galaxy, through its wholly-owned subsidiary, Sutimar, entered into the Share Purchase Agreement with Permira Investment Vehicles. Pursuant to the Subscription Agreement and the FRN Agreement, Galaxy agreed to (i) issue 323,384,000 Subscription Shares at the Transaction Price to Permira Investment Vehicles and (ii) convert approximately 50% of the principal amount of the FRNs and the relevant accrued interest into the Conversion Shares at the Transaction Price and to redeem the balance of the principal of the FRNs in cash, respectively. In addition, pursuant to the Share Purchase Agreement, KWIH, through Sutimar, agreed to sell the 452,500,000 Sale Shares owned by it to Permira Investment Vehicles at the Transaction Price. Since the FRN Agreement involved the issue of 156,804,000 Conversion Shares to the Noteholders (namely City Lion and Recurrent Profits), which are members of the Major Shareholders who in aggregate hold approximately 43.3% of Galaxy's issued share capital as at the Latest Practicable Date,

the transactions contemplated under the FRN Agreement constituted connected transactions under Chapter 14A of the Listing Rules and are therefore subject to approvals of the Galaxy Independent Shareholders at the Galaxy EGM by way of a poll.

In addition, the Galaxy Board also proposed that the Existing General Mandate (as defined below) will be refreshed at the Galaxy EGM to authorise the Galaxy Directors to allot and issue new Galaxy Shares not exceeding 20% of the issue share capital of Galaxy as at the date of the Galaxy EGM passing the relevant resolution(s). Since the New Issue Mandate will be made prior to Galaxy's next annual general meeting, pursuant to Rule 13.36(4) of the Listing Rules, the New Issue Mandate is subject to approval of the Galaxy Independent Shareholders by way of a poll at the Galaxy EGM.

The Galaxy Board currently comprises 10 Directors, with Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, and Ms. Paddy Tang Lui Wai Yu as the executive Directors; Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter as the non-executive Directors; and Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam as the independent non-executive Directors. Since the transactions contemplated under the FRN Agreement and the New Issue Mandate are subject to the approvals of the Galaxy Independent Shareholders, and Dr. Charles Cheung Wai Bun is also an independent non-executive Director of KWIH, the Galaxy Independent Board Committee comprising only Mr. James Ross Ancell and Dr. William Yip Shue Lam has been formed for the purpose of making recommendation to the Galaxy Independent Shareholders as to how they should vote on the relevant resolutions in respect of the FRN Agreement and the New Issue Mandate at the Galaxy EGM. We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders on the terms of the FRN Agreement and the New Issue Mandate, as to whether they are (i) conducted on normal commercial terms; (ii) fair and reasonable; (iii) the New Issue Mandate and the entering into of the FRN Agreement are in the interest of Galaxy and the Galaxy Shareholders as a whole and (iv) how the Galaxy Independent Shareholders should vote in respect of the relevant resolutions to approve the FRN Agreement and the New Issue Mandate.

In formulating our recommendation, we have relied on the information and facts supplied to us by Galaxy. We have assumed that all information and facts supplied to us by Galaxy are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Galaxy Directors that having made all due enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular misleading. In addition, we have reviewed, inter alia, the FRN Agreement, the financial information of Galaxy, including the published annual report for the year ended 31 December 2006 and the unaudited financial statements for the six months ended 30 June 2007. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by Galaxy, and for which Galaxy is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from Galaxy and (ii) reviewed sufficient information to enable us to reach an informed view regarding the transactions contemplated under the FRN Agreement and the New Issue Mandate and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by Galaxy; nor have we conducted any independent in-depth investigation into the business and affairs of Galaxy and its respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the transactions contemplated under the FRN Agreement and the New Issue Mandate, and giving our independent financial advice to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, we have taken into account the following principal factors:

1. Background of the Galaxy Group

Principal business of the Galaxy Group

Galaxy (formerly known as K. Wah Construction Materials Limited) was initially engaged in the manufacture and distribution of construction materials and was one of the major construction materials suppliers in Hong Kong. However, as described in the Company's 2005 annual report, owing to the suspension of regular land auctions and the halt of certain sizeable development and infrastructure projects in Hong Kong, as well as the persistent macroeconomic measures and the intensifying market competition in the PRC, growth in the construction materials business of the Galaxy Group was softened, resulting in a decline in the revenue derived from the Galaxy Group's construction materials business from the financial year ended 2004 to 2005.

With a view to position the Group to capitalise on the opportunities emerging in gaming in Macau, in March 2005, the Galaxy Group entered into an agreement (the "Galaxy Acquisition Agreement") to acquire 88.1% of the voting shares of Galaxy Casino, S.A. for a consideration of HK$18,405,198,023 (the "Galaxy Acquisition Consideration") which had been satisfied by, among other things, the issue of the unsecured fixed rate notes at a principal amount of HK$2,544,239,603 (the "Initial FRNs"). After completion of the Galaxy Acquisition Agreement in July 2005, the Galaxy Group has successfully expanded its business from the then existing manufacturing and distribution of construction materials to the development and operations of casino, hotels and the related leisure and entertainment facilities in Macau, which has become the Galaxy Group's principal source of income and accounted for approximately 72.6% of Galaxy's audited consolidated revenue for the year ended 31 December 2006.

Set out below are the segmental operating results of the Galaxy Group for the two years ended 31 December 2006, and the six-month periods ended 30 June 2006 and 2007, respectively:

	For the year ended 31 December		For the six months ended 30 June	
	2005	2006	2006	2007
	HK$' Million *(Audited)*	*HK$' Million* *(Audited)*	*HK$' Million* *(Unaudited)*	*HK$' Million* *(Unaudited)*
Turnover				
— Gaming and Entertainment	66	3,389	741	5,604
— Sale of Construction Materials	1,226	1,281	565	728
Total	1,292	4,670	1,306	6,332
EBITDA*				
— Gaming and Entertainment	19	145	46	571
— Sale of Construction Materials	146	208	86	100
— Others	(18)	84	54	66
	147	437	186	737
Segment operating profit/ (loss)				
— Gaming and Entertainment	2,625	(1,188)	(543)	(69)
— Sale of Construction Materials	4	53	6	22
— Others	(37)	103	73	104
Total	2,592	(1,032)	(464)	57
Net profit/(loss) attributable to the Galaxy Shareholders for the year/period	2,395	(1,532)	(734)	(268)

* *Earning before interest, tax, depreciation and amortisation (excluding non-recurring items)*

Source: annual and interim reports of Galaxy for respective years

2. The FRN Agreement

2.1 *Background*

As described above, the Galaxy Acquisition Consideration of HK$18,405,198,023 involved the issue of the Initial FRNs at a principal amount of HK$2,544,239,603, with an initial maturity date on 21 August 2006 (the maturity date in respect of HK$2,371,805,067 of the Initial FRNs has been subsequently amended to 30 September 2008). As stated in the Circular and Galaxy's annual report for the financial year ended 2006, an amount of HK$172,434,536 of the Initial FRNs with accrued interest of HK$3,401,000 were fully repaid on 22 May 2006, which reduced the principal amount of the Initial

FRNs to the existing amount of the FRNs of HK$2,371,805,067, payable on 30 September 2008 with a fixed interest rate of 6% per annum, which is cumulative and compounded annually and will be paid when the FRNs are repaid or at maturity. In addition, the FRNs have certain restrictive terms, including prohibition of any dividend declaration by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends being first repaid.

Under the FRN Agreement, it was agreed that Galaxy could redeem approximately 50% of the principal amount of the FRNs, and the accrued unpaid interest, being in total HK$1,320,289,680, by the allotment and issue of an aggregate of 156,804,000 Conversion Shares at the Transaction Price of HK$8.42 per Conversion Share to the Noteholders, and to repay the remaining balance in cash upon Completion. It is expected that approximately HK$1,320 million obtained from the subscription (the "Subscription") of 323,384,000 Subscription Shares by Permira Investment Vehicles under the Subscription Agreement will be used to repay the remaining balance and the accrued interest of the FRNs.

2.2 *Principal terms and conditions*

Completion of the FRN Agreement is inter-conditional with the Subscription Agreement and the Share Purchase Agreement and is subject to the following conditions precedent:

(i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll;

(ii) listing of and the permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and

(iii) all of the conditions precedent to the Subscription Agreement and the Share Purchase Agreement (other than conditions precedent relating to the satisfaction of the conditions precedent in FRN Agreement) being satisfied as waived in accordance with the terms thereof.

Based on the above, we consider that the FRN Agreement is essentially a debt-to-equity arrangement between Galaxy and the Noteholders by the allotment and issue of new Galaxy Shares at the Transaction Price to the Noteholders in lieu of cash for purpose of repaying Galaxy's outstanding debt. Given that the Transaction Price is comparable to the recent share price performance of the Galaxy Shares (as analysed below) and the terms of the

FRN Agreement are commonly found in other share subscription agreements in the market, we consider that the FRN Agreement are entered into on normal commercial terms.

3. The Transaction Price

As disclosed in the Circular, the Transaction Price was arrived at after arm's length negotiations among the relevant parties, namely the Noteholders, Permira Fund, Galaxy and KWIH, and with reference to (i) share placement transactions by comparable companies; (ii) the strategic value in having an investor of the calibre of the Permira Fund as one of the Galaxy Shareholders and (iii) the possible enhancement to Galaxy's growth prospect of securing a resourceful and well-known substantial shareholder of Galaxy with significant investments in the gaming industry.

The Transaction Price also represents:

(i) a discount of approximately 6.4% to the closing price per Galaxy Share of HK$9.00 as quoted on the Stock Exchange on the Last Dealing Date; and

(ii) a discount of approximately 6.2% to the average closing price of HK$8.98 per Galaxy Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Dealing Date.

We have also reviewed recent placement transactions of new shares from 4 September 2007 to 5 October 2007, being the Last Dealing Date, (the "Relevant Period") for companies whose shares are listed on the Main Board with a market capitalisation of not less than HK$10 billion on the respective trading days immediately prior to the issue of the relevant placing announcements. To the best of our knowledge, there were 8 share placement transactions which meet the above selection criteria (the "Comparable Transactions") and are summarised as follows:

Company Name	Stock Code	Date of the placing agreement (2007)	Placing Price	Closing price of the shares on the last trading day prior to the relevant placing agreement	Average closing price for the last 5 trading days prior to the relevant placing agreement
Galaxy	**27**	**8 October**	**HK$8.42**	**HK$9.00** *(6.44%)*	**HK$8.98** *(6.24%)*
China Yurun Food Group Limited	1068	4 October	HK$10.5	HK$12.00 *(12.50%)*	HK$11.40 *(7.89%)*
China Resources Power Holdings Company Limited	836	4 October	HK$24.3	HK$26.40 *(7.95%)*	HK$22.40 *8.48%*
China Properties Group Limited	1838	3 October	HK$4.93	HK$5.03 *(1.99%)*	HK$5.056 *(2.49%)*
Xinyi Glass Holdings Limited	868	27 September	HK$10.32	HK$11.20 *(7.86%)*	HK$10.51 *(1.81%)*
Shun Tak Holdings Limited	242	27 September	HK$12.25	HK$12.78 *(4.15%)*	HK$12.38 *(1.05%)*
Sino Land Company Limited	83	24 September	HK$19.576	HK$21.05 *(7.00%)*	HK$20.81 *(5.93%)*
Beijing Enterprises Holdings Limited	392	20 September	HK$37.10	HK$39.30 *(5.60%)*	HK$34.72 *6.85%*
Kerry Properties Limited	683	20 September	HK$59.23	HK$62.35 *(5.00%)*	HK$59.85 *(1.04%)*
Average premium/ (discount)				**(6.51%)**	**(0.61%)**
Range of premium/ (discount)				**(1.99%) to (12.50)%**	**(7.89%) to 8.48%**

Source: website of the Stock Exchange

Note: percentages in italics font denote the premium/(discount) to the respective placing prices (or Transaction Price for Galaxy)

Based on the above analysis, we noted that (i) the discount of the Transaction Price to the closing price of the Galaxy Shares on the Last Dealing Date is comparable to the average discount of the placing prices of the Comparable

Transactions to the then relevant market prices and (ii) the discount of the Transaction Price to the average closing price of the Galaxy Shares for the 5 trading days prior to and including the Last Dealing Date is within the range of discount rates of the respective placing prices to the relevant 5-day average closing price of the Comparable Transactions. Having taken into account (i) the Galaxy Group's future development plans, including the construction and operations of phases 2, 3 and 4 of its 10.4 million sq.ft gross floor area of its Cotai landbank in Macau including its planned hotels, casinos, retail, convention and entertainment facilities, which will require further significant capital investment; (ii) the substantial improvement in Galaxy's debt profile, including the substantial increase to its cash reserves, (as detailed below) and (iii) the above mentioned discounts of the Transaction Price being within the range of the relevant discounts of the Comparable Transactions, we consider that the Transaction Price is fair and reasonable and is in the interest of Galaxy and the Galaxy Shareholders as a whole.

4. Benefits arising from the arrangement under the FRN Agreement

Competition in the gaming industry in Macau

As described in Galaxy's circular dated 30 June 2005, the gaming industry in Macau was solely operated by Sociedade de Turismo e Diversoes de Macao ("STDM") prior to 2001. However, in December 2001, the Macau government decided to bring an end to STDM's monopoly of the gaming industry and to liberalise laws and regulations applicable to gaming activities in Macau. According to the Gaming Inspection and Coordination of the Government of Macau, in 2002, gaming concessions were granted to three concessionaires after the tendering, and the three operators are Galaxy (whose concession is valid until June 2022), Sociedade de Jogos de Macau, S.A. ("SJM") (whose concession is valid until March 2020) and Wynn Resorts (Macau) S.A. ("Wynn Resorts") (whose concession is valid until June 2022). After the granting of three additional sub-concessions, it is understood that the Macau government will not grant any additional gaming concessions until 2009 pursuant to the concession contracts with Galaxy, SJM and Wynn Resorts.

With the liberalisation of Macau's gaming industry and the stated intention of the Macau government to develop Macau into a world-class gaming centre, the number of casinos in Macau has significantly increased by more than 2.5 times from 11 in December 2003 to 26 in June 2007, with the number of gaming tables increased by approximately 7.3 times from 424 in December 2003 to over

3,000 in June 2007, and the number of slot machines increased by over 10 times from 814 in December 2003 to over 8,200 in June 2007. Details of which are summarized as below:

	Number of casinos				
Name of casino operators	**2003**	**2004**	**2005**	**2006**	**2007#**
— SJM	11	13	15	17	18
— Galaxy *(Note 1)*	—	1	1	5	5
— Wynn Resorts	—	—	—	1	1
— Venetian Macau, S.A. ("Venetian")*	—	1	1	1	1
— Melco PBL Gaming (Macau) Ltd. ("Melco")*	—	—	—	—	1
Total:	**11**	**15**	**17**	**24**	**26**

Source: Gaming Inspection and Coordination Bureau of Macau

	2003	**2004**	**2005**	**2006**	**2007#**
Gaming Tables	424	1,092	1,388	2,762	3,102
Slot Machines	814	2,254	3,421	6,546	8,234

Sources: Gaming Inspection and Coordination Bureau of Macau

Note 1: the five casinos operated by the Galaxy Group are the StarWorld Casino, the Waldo Casino, the Rio Casino, the President Casino, and the Grand Waldo Casino. Set out below are the summary of the key gaming facilities operated by each of the five casinos operated by the Galaxy Group as at 30 June 2007.

	Number of Gaming Tables#	**Number of Slot Machines#**
StarWorld Casino	190	316
Rio Casino	69	150
President Casino	46	—
Waldo Casino	44	48
Grand Waldo Casino	105	316
	454	830

Sources: Galaxy

Note 2: Save for the aforesaid operators, MGM Grand Paradise Limited also operates a facility in Macau under a sub-concession granted by SJM.

* *being holders of the sub-concession contract for gaming operations in Macau*

\# *information as at 30 June 2007*

Galaxy accounted for approximately 20% of the number of casinos in Macau and the gaming tables and the slot machines operated by Galaxy accounted for only approximately 14.6% and 10.1% of the total number of gaming tables and slot machines in Macau, respectively, we consider that it was critical for Galaxy to capture as large a market share as possible in the shortest possible time, particularly given the liberation of the gaming industry in Macau is still at an early stage with significant annual growth. It is crucial for Galaxy to continue to strengthen its position in the expanding gaming market in Macau, so as to strengthen its leading market position and to protect itself from future competition. As such, the significant strengthening of Galaxy's balance sheet and the reduction in annual interest expenses of approximately HK$150 million as a result of the arrangement under the FRN Agreement will benefit the Galaxy Group in terms of allowing the Galaxy Group to have additional capital and more readily raise additional cost effective debt, for its future development, particularly, the gaming business and facility development (including but not limited to investments in gaming, food and beverage outlets, spas, and development of convention facilities, shopping malls and theatres and similar facilities at Galaxy's Cotai site), which we consider is in the interest of Galaxy and the Galaxy Shareholders as a whole.

Positive impact on the profitability of the Galaxy Group

For the year ended 31 December 2006, the Galaxy Group recorded an audited consolidated loss attributable to the Galaxy Shareholders of approximately HK$1,532 million, representing a substantial decrease of approximately HK$3,927 million from a net profit attributable to the Galaxy Shareholders of HK$2,395 million for the year ended 31 December 2005. According to Galaxy's 2006 annual report, such substantial decline in net profit attributable to the Galaxy Shareholders was mainly attributable to (i) the finance charges of HK$522 million (which included an amount of approximately HK$141 million in interest expense relating to the FRNs); (ii) the non-cash amortisation of intangible assets from the acquisition of gaming operation in Macau in July 2005 of approximately HK$998 million and (iii) the launch and pre-opening expenses of approximately HK$268 million associated with the opening of the four casinos and hotels during 2006. It is the strategic development plan of the Galaxy Group to continue to expand its gaming and gaming related businesses in Macau to enhance its leading position in the gaming and entertainment business primarily through the continued development of its Cotai Mega Resort. Accordingly, it is expected that there will be substantial capital expenditure incurred by Galaxy. Having considered the unaudited consolidated cash and bank balance of approximately HK$6,519 million (including restricted bank deposits of approximately HK$259 million) as at 30 June 2007 based on Galaxy's interim report, and the net cash inflow of approximately HK$1,700 million from operating activities and the net cash outflow of approximately HK$2,892 million from investing activities for the year ended 31 December 2006 based on Galaxy's annual report for 2006, we are of the view that if no additional equity financing is obtained by the Galaxy Group, the Galaxy Group

may have to finance its future planned capital expenditure for phases 2, 3 and 4 of its Cotai landbank relating to the future development in casinos and hotels (including staff costs, training, marketing and branding expenses) through debt financing, resulting in additional interest expense, which may have adverse impact on the future profitability of the Galaxy Group. Given that the entering into of the FRN Agreement will result in the full repayment of the FRNs by (i) the issue of Conversion Shares to repay approximately 50% of the principal amount of the FRNs; (ii) the repayment of the remaining balance and the unpaid accrued interest which is expected to be substantially financed by the proceeds from the issue of the Subscription Shares and (iii) a reduction of net annual interest payment of approximately HK$150 million as a result of (i) and (ii), we are of the view that the FRN Agreement will strengthen Galaxy's capital structure and base, provide additional future financing flexibility and have a positive impact on the future profitability of the Galaxy Group.

Gearing Ratio

According to the Company's 2007 interim report, the Company had a gearing ratio of approximately 12.5% (being the unaudited consolidated total borrowing less cash and bank balances of approximately HK$2,930 million over the total assets less cash and bank balance of approximately HK$23,358 million as at 30 June 2007). It is expected that proceeds from the issue of the Subscription Shares of approximately HK$2.7 billion less the intended repayment of the remaining principal balance of the FRNs and the accrued unpaid interest of approximately HK$1,320 million, together with the debt-to-equity arrangement under the FRN Agreement will substantially improve Galaxy Group's debt profile to a net cash position (having a cash surplus of approximately HK$1.4 billion, including restricted bank deposits of approximately HK$259 million). This excludes the additional HK$1.3 billion cash injection raised by Placing (as defined below).

6. The New Issue Mandate

6.1 *History of fund raising exercises and the Anti-Dilution Rights*

At the annual general meeting of Galaxy held on 26 June 2007 (the "AGM Date"), ordinary resolutions were passed to authorise the Galaxy Directors, among other things, to allot and issue Galaxy Shares not exceeding 20% of the issued share capital of Galaxy as at the AGM Date (the "Existing General Mandate"). Since there were a total of 3,301,791,361 Galaxy Shares as at the AGM Date, the Galaxy Board was authorised to allot and issue up to 660,358,272 Galaxy Shares under the Existing General Mandate. However, during the past 12 months preceding the Latest Practicable Date, Galaxy has entered into agreements in relation to the placing of 150,000,000 Galaxy Shares (the "Placing") and the issue of Galaxy Convertible Bonds as detailed in the Company's announcement dated 12 October 2007 and 6 December 2006, respectively. As stated in the Circular, the net proceeds obtained from the

Placing and Galaxy Convertible Bonds amounted to approximately HK$1,253 million and HK$1,834 million, respectively, and primarily to be used for purpose of funding the expansion of the Galaxy's Galaxy World Mega Resort as well as funding the gaming related business, facility development and acquisition opportunities of the Galaxy Group. As at the Latest Practicable Date, Galaxy has utilised 150,000,000 Galaxy Shares under the Existing General Mandate.

As disclosed in the Circular, the Subscription Agreement which Galaxy entered into on 8 October 2007 contained certain terms and conditions, including, among others, the Anti-Dilution Rights granted to Permira Investment Vehicles. Pursuant to the Anti-Dilution Rights, Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of any future equity or equity linked capital issues. In addition, it is also stipulated that the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights is subject to the number of Galaxy Shares available under the Existing General Mandate upon Completion. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirement of Chapter 14A of the Listing Rules. Since 150,000,000 Galaxy Shares have been utilised under the Existing General Mandate as at the Latest Practicable Date and Galaxy has undertaken to the Permira Investment Vehicles that no Galaxy Shares will be issued under the Existing General Mandate, being a maximum of 510,358,272 Galaxy Shares are issuable under the Anti-Dilution Rights.

6.2 *Reason for the refreshment*

Pursuant to the Anti-Dilution Rights contained in the Subscription Agreement, the Existing General Mandate to issue new Galaxy Shares will no longer be available for any purpose other than the exercise of Anti-Dilution Rights. As disclosed in the circular to the Galaxy Shareholders dated 30 June 2005, Galaxy aims to be one of the leading providers of integrated leisure entertainment services in Macau, providing both gaming and non-gaming facilities to tourist to Macau. In view of the future development of the Galaxy Group to achieve the aforesaid objective, we consider that it is critical for the Galaxy Group to preserve its working capital, whilst at the same time, providing the additional financial flexibility for raising additional capital on a timely manner such that the continued development of its gaming business and/or further business development opportunities that may arise in the future will not be hindered. As such, we consider that the New Issue Mandate which authorise the Galaxy Board to allot and issue up to 690,674,072 new Galaxy Shares (based on a total of 3,453,370,361 Galaxy Shares in issue as at the Latest Practicable Date and assuming no Galaxy Shares are issued or repurchased between the Latest Practicable Date and the date of the Galaxy EGM) is in the interest of Galaxy and the Galaxy Shareholders as a whole.

CONCLUSION AND ANALYSIS

The limited number of concessions and sub-concessions granted by the Macau government has provided the Galaxy Group with the protection of a high entry barrier for other potential competitors from entering into the gaming and entertainment market in Macau. However, such preferential market position will be challenged if additional concessions are to be granted by the Macau government after 2009, pursuant to current legislation. Having considered that the Galaxy Group has established its strong foothold in Macau since the commencement of its gaming and entertainment business in 2005 but has no international operations, together with the fact that other concession/sub-concession holders are either renowned foreign casino operators (such as Wynn Resorts and Venetian) or casino operators with a long gaming operating history in Macau (such as SJM), we consider that it is most effective for the Galaxy Group to focus its resources on further establishing its position the gaming and entertainment business in Macau.

Furthermore, as disclosed in Galaxy annual report, the Galaxy Group currently has several capital intensive development projects relating to the construction and operations of the various phases of its Cotai Mega Resort incorporating hotels, casinos and entertainment facilities. Upon Completion, the Galaxy Group will receive a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, (excluding the additional HK$1.3 billion raised through the Placing), a reduction in debt of approximately HK$2.6 billion by way of issue of Conversion Shares under the Subscription Agreement and the FRN Agreement, respectively, which will result in a net reduction in annual interest of approximately HK$150 million and Galaxy will also earn additional interest income on its increased cash reserves. Galaxy's financial position will improve substantially from a net debt of approximately HK$2.9 billion (being total borrowing less the cash and bank balance) to a cash surplus of approximately HK$1.4 billion (including restricted bank deposits of approximately HK$259 million but before the Placing). Accordingly, we consider that the arrangement under the FRN Agreement and the additional financial flexibility provided under the New Issue Mandate will not only strengthen the capital base of the Galaxy Group and provide substantial additional debt raising capacity and flexibility to meet the future capital requirement in the course of the Galaxy Group's expansion in Macau's gaming and entertainment market, but will also allow the Galaxy Group to respond to the market promptly (particularly when Galaxy aims to accelerate its development programs), which are key competitive edges contributing to the future success of the Galaxy Group.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the New Issue Mandate and the terms of the FRN Agreement are on normal commercial terms and both the New Issue Mandate and the transactions contemplated under the FRN Agreement are fair and reasonable in so far as the Galaxy Independent Shareholders are concerned, and the New Issue Mandate and the entering into of the FRN Agreement is in the interest of Galaxy and the Galaxy Shareholders as a whole. Accordingly, we recommend the Galaxy Independent Board Committee to advise the Galaxy Independent Shareholders to vote in favour of the resolutions with respect to the New Issue Mandate and the FRN Agreement at the Galaxy EGM to be held on 21 November 2007.

Yours faithfully,
for and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan	**Gaston Lam**
Head of Corporate Finance — Asia Pacific	*Corporate Finance — Asia Pacific*

The following is the text of a letter from the KWIH Independent Board Committee setting out its recommendation to the KWIH Independent Shareholders in relation to the Share Purchase Agreement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

To the KWIH Independent Shareholders

5 November, 2007

Dear Sir or Madam

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED, MAJOR AND CONNECTED TRANSACTION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

We refer to the circular dated 5 November 2007 issued jointly by KWIH and Galaxy ("Circular"), of which this letter forms part. Terms defined in the Circular bear the same meaning herein unless the context otherwise requires.

We have been appointed as the members of the KWIH Independent Board Committee to consider the Disposal and the Share Purchase Agreement and to advise the KWIH Independent Shareholders as to the fairness and reasonableness of the terms and conditions of the Disposal, and to recommend whether or not the KWIH Independent

Shareholders should vote for the ordinary resolution to be proposed at the KWIH SGM to consider, and if thought fit, approve the terms and conditions of the Share Purchase Agreement. Australia and New Zealand Banking Group Limited ("ANZ") has been appointed as the independent financial adviser to advise the KWIH Independent Board Committee in relation to the Disposal and the terms of the Share Purchase Agreement.

We wish to draw your attention to the Letter from the KWIH Directors (which is set out on pages 43 to 49 of the Circular) and the Letter from ANZ (which is set out on pages 68 to 83 of the Circular).

Having taken into account the advice from ANZ, we consider the terms and conditions of the Share Purchase Agreement to be fair and reasonable so far as the KWIH Independent Shareholders are concerned and the Disposal is in the interests of KWIH and the KWIH Shareholders as a whole. Accordingly, we recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM to approve the terms and condition of the Share Purchase Agreement and the Disposal.

Yours faithfully,
The KWIH Independent Board Committee

Sir David Akers-Jones
Independent non-executive Director

Dr. The Hon. Leo Lee Tung Hai
Independent non-executive Director

Dr. Robin Chan Yau Hing
Independent non-executive Director

Mr. Robert George Nield
Independent non-executive Director

The following is the text of a letter of advice from ANZ to the KWIH Independent Board Committee and the KWIH Independent Shareholders, which has been prepared for the purpose of incorporation into this document setting out its advice to the KWIH Independent Board Committee and KWIH Independent Shareholders in connection with the Disposal.

ANZ

Australia and New Zealand Banking Group Limited
31/F, One Exchange Square
8 Connaught Place
Central
Hong Kong

5 November 2007

To: The KWIH Independent Board Committee and the KWIH Independent Shareholders

Dear Sirs,

THE POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 GALAXY ENTERTAINMENT GROUP LIMITED SHARES REPRESENTING A MAJOR AND CONNECTED TRANSACTION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

*For the purpose of this letter, capitalised terms not otherwise defined shall have the meaning given to them in the circular to the KWIH Shareholders and Galaxy Shareholders dated 5 November 2007 (the "**Circular**") jointly issued by KWIH and Galaxy.*

1. INTRODUCTION

We refer to our appointment to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders as regards the terms of the Share Purchase Agreement relating to the disposal by KWIH (through its wholly owned subsidiary Sutimar) of 452,500,000 Galaxy Shares to Permira Investment Vehicles at a Transaction Price of HK$8.42 per Galaxy Share. Details of the Disposal are set out in the Letter from the KWIH Directors contained in the Circular, of which this letter forms part.

The Disposal constitutes a major transaction for KWIH under Chapter 14 of the Listing Rules. By virtue of Dr. Lui being a controller (as defined under the Listing Rules) of KWIH and one of the substantial shareholders of Galaxy, the Disposal also constitutes a connected transaction for KWIH under Chapter 14A of the Listing Rules.

The KWIH Independent Board Committee, comprising Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield (all independent non-executive KWIH Directors) has been constituted to consider whether the Disposal is on normal commercial terms, in the ordinary and usual course of business and that such terms are fair and reasonable and in the interests of KWIH and KWIH Shareholders as a whole. Our appointment has been approved by the KWIH Independent Board Committee to advise them and the KWIH Independent Shareholders in connection with the Disposal.

We are not connected with KWIH, Galaxy or their respective substantial shareholders or associates and accordingly we are considered suitable to give independent financial advice on the terms of the Disposal stipulated under the Share Purchase Agreement. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from KWIH, Galaxy or their respective substantial shareholders or associates.

In formulating our opinion and advice, we have relied on the information and facts supplied, and the opinions expressed, by the KWIH Directors and the Galaxy Directors which we have assumed to be true, accurate and complete. We have also sought and received confirmation from the KWIH Directors that no material facts have been omitted from the information supplied and that the information which we have received is sufficient to enable us to reach our opinion and give the advice set out in this letter. We have no reason to doubt the truth and accuracy of the information provided to us or to believe that any material facts have been omitted or withheld. We have also assumed that all representations contained or referred to in the Circular were true at the date of the Circular and will continue to be true up to the date of the KWIH SGM. However, we have not conducted any independent investigation into the businesses and affairs of the KWIH Group or the Galaxy Group.

Our opinion, as set out in this letter, is based upon the market, economic, industry, monetary and other applicable conditions subsisting on, and the information made available to us as of, the Latest Practicable Date. We assume no responsibility to update, revise or reaffirm our opinion in the light of any subsequent development after the Latest Practicable Date that may in any way affect our opinion contained herein.

2. PRINCIPAL FACTORS TAKEN INTO ACCOUNT

In arriving at our opinion with regard to the Disposal as stipulated under the Share Purchase Agreement, we have taken into account the following principal factors:

(i) Background to the Disposal;

(ii) Reasons for the Disposal;

(iii) Information on Galaxy including its recent historical net asset position, recent financial performance and Galaxy's statements on its future prospects;

(iv) Trading multiples of broadly comparable companies for Galaxy;

(v) Recent market placement precedent analysis;

(vi) Historical price performance of Galaxy Shares; and

(vii) Financial effects on the KWIH Group.

(i) Background to the Disposal

Galaxy was formally known as K. Wah Construction Materials Limited ("KWCM"). In 2005, KWCM acquired Galaxy Casino S.A. which had been awarded a gaming concession in Macau. The consideration for the acquisition was largely satisfied by new shares in KWCM. The acquisition was approved by the shareholders of KWCM and the shareholders of KWIH at their respective general meetings held in July 2005. Following the acquisition, KWIH's shareholding in Galaxy was reduced to approximately 18.7%. After ceasing to be a subsidiary of KWIH, KWCM changed its name to Galaxy Entertainment Group Limited. KWIH's shareholding in Galaxy was further reduced to 17.81% following the 150 million new shares placement by Galaxy completed on 25 October 2007.

On 8 October 2007, Sutimar, a wholly owned subsidiary of KWIH, entered into the Share Purchase Agreement with Permira in respect of the sale of 452,500,000 Galaxy Shares to Permira Investment Vehicles for a cash consideration of approximately HK$3.81 billion which is equivalent to HK$8.42 for each Galaxy Share. Upon Completion, KWIH's shareholding in Galaxy will be further reduced to 4.13%.

On the same date, Galaxy also entered into, among others, the Subscription Agreement and the FRN Agreement. The Subscription Agreement involves Permira Investment Vehicles subscribing for 323,384,000 new Galaxy Shares at HK$8.42 for each Galaxy Share. The FRN Agreement was entered into between Galaxy and the Noteholders relating to the conversion and repayment of the FRN's. The Share Purchase Agreement, the Subscription Agreement and the FRN Agreement are inter-conditional, completion of the Disposal therefore will be subject to, among other things, KWIH Independent Shareholders approving the resolution to be proposed at the KWIH SGM in respect of the Share Purchase Agreement as well as the Galaxy Independent Shareholders approving the resolutions to be proposed at the Galaxy EGM in respect of the Subscription Agreement and the FRN Agreement.

(ii) Reasons for the Disposal

As set out in the Letter from the KWIH Directors, KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. KWIH's present holding of 17.81% in Galaxy is the balance of KWIH's shareholding in Galaxy subsequent to the acquisition of Galaxy Casino S.A. by KWCM in 2005, which has been accounted for as a non-current investment and bears little resemblance to the core business of KWIH Group. The KWIH Directors also consider the Disposal could make clear to the market the business focus of the KWIH Group.

The Disposal provides KWIH an opportunity to realize its substantial investment in Galaxy in a relatively short period of time and avoid any risk of undertaking a placement to the market. We note that on 11 October 2007, being the date the announcement in relation to, among other things, the Disposal was released ("the Announcement Date"), Galaxy had a free float of approximately 29.9% or approximately 986.6 million Galaxy Shares. The average daily turnover of the free float of Galaxy Shares was low at 0.3% in the twelve months preceding the

Announcement Date based on an average daily trading volume on the Stock Exchange of approximately 2.9 million Galaxy Shares per day. Accordingly, we recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging.

In addition, as set out in the Letter from the KWIH Directors, the proceeds of approximately HK$3.8 billion from the Disposal will be used to finance the property development business and other investment opportunities, if any, and general working capital requirements of KWIH Group. In view of the above, we consider the business rationale for the Disposal sound.

(iii) Galaxy Group

Information on the Galaxy Group

Prior to the acquisition of Galaxy Casino S.A., KWCM was principally engaged in the construction material business. After the acquisition of Galaxy Casino S.A., KWCM changed its name to Galaxy Entertainment Group Limited, which reflects the Galaxy Group's business focus on the gaming and entertainment business. For the year ended 31 December 2006, the gaming and entertainment division accounted for over 70% of Galaxy Group's turnover and approximately 70% of the Galaxy Group's total assets.

Net asset position of the Galaxy Group

We set out below a summary of the audited consolidated balance sheet of the Galaxy Group as at 31 December 2006 and its unaudited consolidated balance sheet as at 30 June 2007:

	unaudited as at 30 June 2007	**audited as at 31 December 2006**
	HK$ million	*HK$ million*
Non-current assets	22,227.2	22,426.4
Current assets	7,390.4	6,782.6
Total assets	**29,617.6**	**29,209.0**
Non-current liabilities	(10,966.2)	(10,911.8)
Current liabilities	(4,804.9)	(4,173.7)
Total liabilities	**(15,771.1)**	**(15,085.5)**
Minority interest	(481.9)	(490.7)
Net assets attributable to the Galaxy Shareholders	**13,364.6**	**13,632.8**

As set out above, the non-current and current asset position of the Galaxy Group was largely unchanged as at 30 June 2007 compared to 31 December 2006. The decrease in intangible assets was largely due to the amortization charge of the gaming concession of approximately HK$495.5 million. As at 30 June 2007, the Galaxy Group had total intangible assets of approximately HK$15,026 million comprised largely by the gaming concession in Macau.

Non-current liabilities also remained largely unchanged. However, there was an increase in current liabilities reflecting the increase in the working capital requirements arising from expansion of operations of the gaming and entertainment division.

The net asset value per Galaxy Share as at 30 June 2007 was approximately HK$4.05. After Completion, the net asset value per Galaxy Share will be approximately HK$4.75.

Liquidity

The Galaxy Group recorded a net cash inflow in 2006 and the first half of 2007. The total cash and bank balance of the Galaxy Group as at 30 June 2007 was HK$6,259.8 million (excluding the non-current restricted bank deposits of HK$259.2m recorded under non-current assets), an increase of HK$476.6 million from HK$5,783.2 million as at 31 December 2006.

Gearing ratio

Galaxy's gearing ratio has been maintained at a relatively low level. As at 31 December 2006, Galaxy's gearing ratio was 14%, which will be reduced marginally to 13% as at 30 June 2007.

Historical financial performance

Galaxy's principal activities include the gaming and entertainment business and the building materials business.

The information below is extracted from Galaxy's 2006 annual report and its interim report for the six months ended 30 June 2007.

	For six months ended 30 June 2007 *HK$ million*	**For the year ended 31 December 2006** *HK$ million*
Revenue	6,332.0	4,669.5
Gross profit	**793.6**	**414.3**
Other income	185.1	262.3
Administrative expenses	(412.1)	(683.4)
Other operating expenses	(510.1)	(1,025.6)
Operating (loss)/profit	**56.6**	**(1,032.4)**
Finance costs	(323.8)	(522.2)
Share of profits less losses of		
— Jointly controlled entities	(0.9)	29.6
— Associated Companies	(—)	(0.6)
Loss before taxation	**(268.1)**	**(1,525.7)**
Taxation	(11.7)	(5.8)
Net loss after taxation	**(279.8)**	**(1,531.5)**

For the year ended 31 December 2006

The Galaxy Group recorded a turnover of HK$4,669.5 million in 2006 representing a 261.4% increase compared to 2005. This growth was largely attributable to the revenue generated from its gaming and entertainment division, which increased from HK$66.2 million in 2005 to HK$3,388.8 million in 2006. The turnover of the construction materials division increased marginally from HK$1,225.7 million to HK$1,280.7 million. EBITDA of the Galaxy Group increased 193.6% from HK$148.8 million in 2005 to HK$436.9 million in 2006. Following a net profit of HK$2,395.3 million in 2005, the Galaxy Group recorded a net loss of HK$1,531.5 million in 2006. This was largely due to (i) an amortization charge of HK$998 million in connection with the gaming concession; and (ii) finance charges of HK$522 million.

For the six months ended 30 June 2007

The Galaxy Group recorded turnover of HK$6,332.0 million for the six months ended 30 June 2007, representing a substantial increase from HK$1,306.3 million recorded in the first half of 2006. The growth was mainly attributable to the expansion of its gaming and entertainment division. EBITDA for this period also improved from HK$186 million in the first half of 2006 to HK$737 million in the first half of 2007. On a net basis, the Galaxy Group remained loss making for the first half of 2007, however the loss attributable to the Galaxy Shareholders narrowed to HK$268 million, an improvement of HK$466 million from the loss attributable to the Galaxy Shareholders of HK$734 million recorded in the first half of 2006.

Future prospects

As discussed above, the performance of the Galaxy Group has been improving. This was mainly attributable to the Galaxy Group's increased market share in the gaming industry in Macau. According to the Galaxy Group's 2007 interim report, Galaxy has captured over 20% of Macau's gaming market. The growth of Macau's gaming market is the key driver underpinning the improvement of the Galaxy Group's performance. According to statistics released by the Gaming Inspection and Coordination Bureau of Macau, the game of fortune activities (gaming activities other than the greyhound and horse racing and the lottery) for 2006 grew about 23% as compared to 2005. The gross revenue of the game of fortune activities in the first half of 2007 was approximately HK$36,868 million, representing growth of 47% as compared to the corresponding period in 2006.

As set out in Galaxy's 2006 annual report and 2007 interim report, Galaxy is confident that Macau's leisure, gaming and entertainment industry will continue growing. In addition to the StarWorld Hotel, Galaxy's flagship entertainment complex in Macau, Galaxy is also developing Cotai Mega Resort. The first phase of Cotai Mega Resort is scheduled to be opened in 2008. It is the intention of Galaxy's management to continue investing in Macau to capitalise on the growth in the gaming market.

(iv) Traded multiples of broadly comparable companies of Galaxy

We recognise that there are no listed companies comparable to Galaxy in terms of composition of business activities, scale of operations, geographical spread of activities, track record and future prospects.

However, reference can be made to listed companies that are considered broadly comparable to Galaxy to provide an indication of the current market expectations with regards to the valuation of these businesses.

Given that Galaxy is primarily engaged in the integrated casino hotel sector of the gaming market, we have for the purpose of our analysis, examined companies with a market capitalization in excess of HK$4 billion and have a product offering that is broadly comparable to the product offering of Galaxy in terms of the operation of casino hotels in Macau or elsewhere in the Asia Pacific.

Based on our research, we are of the view that the listed companies set out in the table below may be considered to be broadly comparable to Galaxy. **Please note that any comparison made with these broadly comparable companies serves as an illustrative guide only.**

For the purposes of our evaluation on an earnings basis, we have focused on the enterprise value ("**EV**") to normalised earnings before interest, tax, depreciation and amortisation for the last twelve months ("**EBITDA**") ("**EV/EBITDA**") multiples of the broadly comparable companies to Galaxy. We note that other earnings multiples of the broadly comparable companies to Galaxy do not take into account the different financing, taxation and asset investment decisions prevailing at each company. Accordingly, to mitigate the effects on earnings arising from these factors, we have restricted our evaluation to the EV/EBITDA trading multiples. We also note that in any event Galaxy is currently loss making so analysis on a price earnings basis would not be meaningful.

In addition, for completeness, we have also considered the Transaction Price on a price to Net Asset Value ("**NAV**") basis, which we consider is only meaningful in so far as it shows the extent to which the value of each Galaxy Share is backed by assets, and would be relevant in the event that Galaxy decides to change the nature of its business or to release or convert the uses of all its assets. The NAV basis of valuation does not necessarily reflect the value of Galaxy as a going concern.

For illustrative purposes only, the EV/EBITDA and Price to NAV multiples of broadly comparable companies (based on their closing prices as at the Latest Practicable Date) and Galaxy (based on the Transaction Price of HK$8.42 per Galaxy Share) are set out in table below.

Company name	Country listed	Market capitalisation[1][2] (HK$b)	Enterprise value[2] (HK$b)	EV/EBITDA[3]	Price/ NAV[3]
Casino operators with a presence in Macau					
Las Vegas Sands Corporation[4]	United States of America	365.8	404.2	78.6 x	21.2 x
MGM Mirage	United States of America	210.9	315.7	17.2 x	4.6 x
Wynn Resorts Limited	United States of America	143.8	154.7	38.6 x	3.2 x
Melco PBL Entertainment	United States of America	44.4	42.3	n.m.[5]	1.0 x
Golden Resorts Group Limited	Hong Kong	4.7	4.4	17.8 x	0.8 x
			High	38.6 x	4.6 x
			Low	17.2 x	0.8 x
			Median	17.8 x	2.1 x
			Mean	24.5 x	2.4 x
Asia-Pacific casino operators					
Resorts World Bhd.	Malaysia	44.3	42.8	13.6 x	3.0 x
SKYCITY Entertainment Group Limited	New Zealand	14.7	21.6	10.4 x	5.4 x
			Mean	12.0 x	4.2 x
			Universe Median	17.2 x	3.1 x
			Universe Mean	19.5 x	3.0 x
Galaxy Group	**Hong Kong**	**29.3**	**32.7**	**36.8 x**	**2.1 x**

1. Market capitalisation based on the closing prices as at Latest Practicable Date and diluted shares outstanding (treasury method). Galaxy's market capitalisation is calculated based on the Transaction Price and 3,453,370,361 shares outstanding.

2. Market capitalisation and enterprise value have been converted to HK$ on the relevant spot exchange rates as at the Latest Practicable Date.

3. Normalised EBITDA and NAV was based on latest 12-month results sourced from the latest available interim and annual reports.

4. Las Vegas Sands Corporation has been excluded from the high, low, median and mean analysis as a substantial outlier.

5. Melco PBL Entertainment was not fully operational during the last twelve months and its normalized EBITDA is negative therefore it has been excluded from the high, low, median and mean analysis on the EV/EBITDA multiple.

6. Star Cruises Limited has not been included as a broadly comparable company. Resorts World Bhd. and its major shareholders are the major shareholders of Star Cruises Limited.

7. Galaxy's multiples are calculated with reference to the Transaction Price.

8. No premium for control has been incorporated into the trading multiples of the selected broadly comparable companies though we note SKYCITY Entertainment Group Limited is in discussions in connection with a possible takeover transaction.

For illustrative purposes only, based on the Transaction Price:

1. the EV/EBITDA of Galaxy of 36.8x is above the mean and median EV/EBITDA multiples of the selected broadly comparable companies; and

2. the Price to NAV of Galaxy of 2.1x is within the range but below the mean and median Price to NAV multiples of the selected broadly comparable companies.

(v) Recent Market Placement Precedent Analysis

As an alternative to the Disposal, KWIH has the option to dispose of the Sales Shares through an open market placement exercise. We therefore consider it appropriate to evaluate the attractiveness of the Transaction Price per Galaxy Share against the potential price that KWIH might have been able to obtain should it choose to dispose of the Sale Shares in the open market. ANZ was not requested or authorised by the KWIH Independent Board Committee to solicit, and we have not solicited, any indications of interest from any third party with respect to the Sale Shares. Our evaluation is solely based on our analysis on the recent discounts/ premiums observed from the recent market placement precedents in Hong Kong.

For comparison purposes, we have selected only placement of listed shares that have been greater than HK$2,000 million in size and which involved the placement of a non-controlling equity interest of the respective companies during the period from 1 January 2007 to the Announcement Date. The recent market placement precedents illustrate the typical discount represented by the placement

price to the closing price on the trading day immediately preceding the announcement of the share placements. The recent market placement precedents are listed below for illustrative purposes only and are by no means exhaustive.

Date of announcement	Company	Placement size *HK$m*	Discount
2007			
12 September	Aluminium Corp of China Ltd.	15,357	14.8%
4 May	Shimao Property Holdings Ltd.	5,453	5.1%
3 October	China Resources Power Holdings Co Ltd.	4,880	8.0%
24 September	Sino Land Co Ltd.	4,316	7.0%
20 September	Kerry Properties Ltd.	4,152	5.0%
8 May	China Resources Land Ltd.	3,934	6.0%
20 September	Beijing Enterprises Holdings Ltd.	3,715	5.6%
13 July	Shanghai Industrial Holdings Ltd.	3,016	4.0%
24 July	C C Land Holdings Ltd.	2,908	6.7%
13 April	China Mengniu Dairy Co Ltd.	2,704	3.4%
11 May	Gome Electrical Appliances Holding Ltd.	2,665	5.7%
9 August	China National Building Material Co Ltd.	2,656	2.0%
10 July	Sinofert Holdings Ltd.	2,355	5.8%
20 September	Gome Electrical Appliances Holding Ltd.	2,339	10.4%
3 May	Greentown China Holdings Ltd.	2,307	3.8%
16 April	Nine Dragons Paper (Holdings) Ltd.	2,031	2.6%
		High	14.8%
		Low	2.0%
		Median	5.7%
		Mean	6.0%

Source: companies' announcement, Bloomberg

We note from the above table that the average discount represented by the placement prices to the closing prices of the respective companies on the trading day immediately before the announcement of the share placements is a discount of approximately 6.0% which is in line with the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date. As highlighted in section (ii) above, we note that on the Announcement Date, Galaxy had a free float of approximately 29.9% or approximately 986.6 million Galaxy Shares. The average daily turnover of the free float of Galaxy Shares was low at 0.3% in the twelve months preceding the Announcement Date based on an average daily trading volume on the Stock Exchange of approximately 2.9 million Galaxy Shares per day. Accordingly, we recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging.

We have also noted a recent private placement by Resorts World Bhd., one of the broadly comparable companies of Galaxy considered in section (iv) above. The private placement involved Resorts World Bhd. placing a 14% interest in Star Cruises Limited to CMY Capital (L) Ltd. undertaken on 13 July 2007. This placement was at a 17.4% discount to the closing price of Star Cruises Limited shares on the last trading day prior to the announcement of the private placement by Resorts World Bhd.

We wish to highlight that the comparison above is merely for illustrative purposes only as the companies in the list of the recent market placement precedents together with Star Cruises Limited are not comparable to Galaxy in terms of size, market capitalisation, business activities, asset base, geographical spread, track record, future prospects and other relevant criteria and each of the recent market placement precedents and the private placement of Star Cruises Limited Shares has occurred under market conditions which may be different from those prevailing at the time of the Disposal.

(vi) Historical price performance of Galaxy Shares

We set out in the chart below the closing price movements of Galaxy Shares for the twelve months preceding 15 October 2007, being the first trading day after the release of the announcement in relation to, among other things, the Disposal (the "Resumption Date") up to the Latest Practicable Date.


Share price (HK$)
Volume traded (m)
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
25
20
15
10
5
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
15-Oct-2006
15-Nov-2006
15-Dec-2006
15-Jan-2007
15-Feb-2007
15-Mar-2007
15-Apr-2007
15-May-2007
15-Jun-2007
15-Jul-2007
15-Aug-2007
15-Sep-2007
15-Oct-2007
Transaction Price

Source: Bloomberg

Notes:

1	19 October 2006	StarWorld Hotel & Casino opened
2	03 November 2006	Macau October gaming revenue increased to US$687m
3	27 November 2006	StarWorld Casino VIP Clubs opened
4	07 December 2006	Moody's placed Galaxy's rating on review for possible downgrade after Galaxy issued US$240m in convertible notes on 6 December 06
5	15 December 2006	Completion of the issue of zero coupon convertible notes
6	09 February 2007	Galaxy announced that it raised its share in Macau gaming market to 22%
7	18 April 2007	Mr. Anthony Thomas Christopher Carter was appointed as a non-executive director of Galaxy
8	03 May 2007	Moody's confirmed Galaxy's B1 rating and stable outlook
9	13 June 2007	Galaxy 5-month profit increased by 25%

10	18 June 2007	Hang Seng Index increased by 2.7% to 21,582.89, biggest increase since May 2004
11	26 June 2007	Galaxy was seeking outside operations for Macau hotel-casino project
12	08 August 2007	Hang Seng Index started to fall and dropped to 20,387.134 on 17 Aug (a 9.5% reduction) before making a recovery
13	18 September 2007	Galaxy announced loss narrowed to HK$267.8m in 1st half 2007
14	04 October 2007	Hang Seng Index posted biggest 2-day fall in 7 weeks to 26,973.98
15	11 October 2007	Galaxy announced, among others, the Subscription Agreement, FRN Agreement and the Share Purchase Agreement
16	16 October 2007	Moody's affirms B1 corporate family rating and senior unsecured rating of Galaxy

In evaluating the reasonableness of the Transaction Price from a market price expectations perspective, on the basis that the stock market may be considered to provide an efficient mechanism by which such price expectations may be expressed, we have considered whether current and historical share prices of Galaxy are reasonable indicators for assessing the financial value of the Galaxy Shares at a given point in time. Under ordinary circumstances, the market valuation of shares traded on a recognised stock exchange may be affected by, inter alia, its relative liquidity, the size of its free float, the extent of research coverage and investor interest it attracts, and the general market sentiment at a given point in time.

The Transaction Price of HK$8.42 is at the upper end of the trading range of the closing prices of Galaxy Shares for the twelve months preceding the Resumption Date to the Latest Practicable Date. The Transaction Price represents:

(a) a discount of 6.4% to the closing price per Galaxy Share of HK$9.00 on the Last Dealing Date;

(b) a discount of approximately 6.2% to the average closing price per Galaxy Share of HK$8.98 for the five consecutive trading days from 28 September 2007 up to and including the Last Dealing Date;

(c) a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August 2007 up to and including the Last Dealing Date;

(d) a discount of 7.9% to the highest closing price of Galaxy Shares of HK$9.14 on 2 October 2007;

(e) a premium of 4.2% to the closing price of Galaxy Shares of HK$8.08 on the Latest Practicable Date.

We have also considered the relative performance of the Galaxy Shares as compared to the overall applicable market (as reflected by the Hang Seng Composite Index ("**Hang Seng Index**") and the Bloomberg/Standard Newspaper Macau Gambling Index ("**MGAMB Index**"), an index of companies listed on the Stock Exchange that are involved or connected with the gaming and entertainment sectors in Macau, during the twelve months preceding the Resumption Date.

Based on the chart below, the Galaxy Share price has underperformed against the overall market as reflected by the Hang Seng Index but outperformed the specific applicable market as reflected by the MGAMB Index during the twelve months preceding the Resumption Date.


Relative Share Price (rebased to 100)
170
160
150
140
130
120
110
100
90
80
70
60
16 Oct 06
16 Nov 06
16 Dec 06
16 Jan 07
16 Feb 07
16 Mar 07
16 Apr 07
16 May 07
16 Jun 07
16 Jul 07
16 Aug 07
16 Sep 07
15 Oct 07
Galaxy Share Price
Heng Seng Index
Bloomberg/Standard Newspaper Macau Gambling Index

Source: Bloomberg

We note that the past trading performance of the Galaxy Shares should not in any way be relied upon as an indication of the future trading performance of Galaxy.

(vii) Financial Effects on the KWIH Group

Net asset value

Immediately after Completion and assuming no change in the number of KWIH Shares in issue from the Latest Practicable Date up to and including the Completion Date, the net asset value per KWIH Share would be increased from HK$4.05 as at 30 June 2007 to HK$4.20.

Earnings

After Completion, KWIH will record a gain of approximately HK$1.47 billion. On the assumption that there is no change in the issued share capital of KWIH and based on 2,455 million KWIH Shares in issue as at the Latest Practicable Date, KWIH will record an earning per KWIH Share of about HK$0.6 immediately after Completion.

Liquidity and gearing ratio

The cash reserves of the KWIH Group as at 30 June 2007 were approximately HK$594 million. The proceeds from the Disposal will substantially improve the cash position of KWIH Group. The gearing ratio of

KWIH Group (calculated as total loans outstanding less cash balance divided by total assets of the KWIH Group) as at 30 June 2007 was 23%. For illustrative purposes only, assuming the net proceeds from the Disposal is HK$3.8 billion and that no additional loans have been utilized by KWIH Group since 30 June 2007, the KWIH Group will be in a net cash position upon Completion.

3. OPINION AND RECOMMENDATION

Based upon the information that has been made available to us and the factors set forth in this letter, as at the Latest Practicable Date having taken into consideration, *inter alia*, the following:

(i) Background to the Disposal;

(ii) Reasons for the Disposal;

(iii) Information on Galaxy including its recent historical net asset position, recent financial performance and Galaxy's statements on its future prospects;

(iv) the EV/EBITDA multiple of Galaxy of 36.8x is above the mean and median EV/EBITDA multiples of the selected broadly comparable companies;

(v) the Price to NAV multiple of Galaxy of 2.1x is within the range but below the mean and median Price to NAV multiples of the selected broadly comparable companies, noting, however, that this analysis is only relevant in the event that Galaxy decides to change the nature of its business or to release or convert the uses of all its assets and does not necessarily reflect the value of Galaxy as a going concern;

(vi) the average discount represented by the recent market placement precedents is a discount of approximately 6.0% which is in line with the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date. We recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging;

(vii) a relevant recent private placement by Resorts World Bhd. of a 14% interest in Star Cruises Limited undertaken on 13 July 2007 was at a 17.4% discount to the closing price of Star Cruises Limited shares on the last dealing day prior to the announcement of the private placement compared to the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date;

(viii) The Transaction Price of HK$8.42 is at the upper end of the trading range of the closing prices of Galaxy Shares for the twelve months preceding the Resumption Date up to the Latest Practicable Date;

(ix) the Galaxy Share price has underperformed against the overall market as reflected by the Hang Seng Index but outperformed the specific applicable market as reflected by the MGAMB Index during the twelve months preceding the Resumption Date; and

(x) the favourable financial effects to the KWIH Group on an NAV, earnings, liquidity and gearing ratio basis.

We are of the opinion that the terms of the Disposal stipulated under the Share Purchase Agreement including the Transaction Price are on normal commercial terms, in the ordinary and usual course of business, and are fair and reasonable to the KWIH Independent Shareholders. We are also of the opinion that the Disposal is in the interests of the KWIH Group and the KWIH Shareholders as a whole. Accordingly, we advise the KWIH Independent Board Committee to recommend that KWIH Independent Shareholders should vote in favour of the proposed resolution at the KWIH SGM to approve the Disposal and the Share Purchase Agreement and in this regard ANZ shall make the same recommendation to KWIH Independent Shareholders.

Our opinion and recommendation as disclosed in this letter, is based upon the market, economic, industry, monetary and other applicable conditions subsisting on, and the information made available to us as at, the Latest Practicable Date.

Yours faithfully,
for and on behalf of
Australia and New Zealand Banking Group Limited
Glenn Porritt
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Galaxy. The Galaxy Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the Galaxy Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Galaxy Directors' Interests

As at the Latest Practicable Date, the interests of each Galaxy Director in the Galaxy Shares, underlying Galaxy Shares and debentures of Galaxy, and the details of any right to subscribe for Galaxy Shares, as required to be notified to Galaxy and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to Galaxy and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, were as follows:

(a) Galaxy Shares (including underlying Galaxy Shares)

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Issued Share Capital
Dr. Lui	17,187,632	2,181,518	372,862,426[1]	1,313,887,206[2]	1,706,118,782	49.40
Francis Lui	11,498,896	—	440,119,661[3]	1,313,887,206[2]	1,765,505,763	51.12
Chan Kai Nang	380,000	—	—	—	380,000	0.01
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.08
Paddy Tang Lui Wai Yu	8,939,722	—	—	1,313,887,206[2]	1,322,826,928	38.31
Charles Cheung Wai Bun	252,533	—	—	—	252,533	0.01
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.01
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01
Anthony Thomas Christopher Carter	2,800,000	—	—	—	2,800,000	0.08

(b) Employee Options

Name	Date of grant	Number of Employee Options Held	Exercise price *(HK$)*	Exercise period
Dr. Lui	20 May 1998	1,500,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	2,700,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	590,000	4.5900	22 Oct 2006 – 21 Oct 2011
Francis Lui	20 May 1998	1,000,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	6,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	580,000	4.5900	22 Oct 2006 – 21 Oct 2011
Chan Kai Nang	28 Feb 2003	110,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
Joseph Chee Ying Keung	21 Oct 2005	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
Paddy Tang Lui Wai Yu	21 Oct 2005	3,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	400,000	4.5900	22 Oct 2006 – 21 Oct 2011
Charles Cheung Wai Bun	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
Moses Cheng Mo Chi	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	200,000	4.5900	22 Oct 2006 – 21 Oct 2011
James Ross Ancell	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
William Yip Shue Lam	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
Anthony Thomas Christopher Carter	21 Oct 2005	2,500,000	4.5900	22 Oct 2005 – 21 Oct 2011

(c) Debentures[4]

Name	Amount of Debentures		
	Corporate Interests *(HK$)*	Other Interests *(HK$)*	Total Interests *(HK$)*
Dr. Lui	—	—	—
Francis Lui	—	—	—
Paddy Tang Lui Wai Yu	—	—	—

Notes:

(1) 80,387,837 Galaxy Shares, 305,401 Galaxy Shares, 106,716,107 Galaxy Shares, 162,484,047 Galaxy Shares, 13,308,179 Galaxy Shares and 9,660,855 Galaxy Shares were, at the Latest Practicable Date, respectively held by Best Chance Investments Ltd., Po Kay Securities & Shares Company Limited, Super Focus, Sutimar, Premium Capital and Mark Liaison, all controlled by Dr. Lui.

(2) The Principal Trust established by Dr. Lui as founder was, at the Latest Practicable Date, interested in 1,313,887,206 Galaxy Shares. Dr. Lui, Francis Lui and Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the Principal Trust, are deemed to have an interest in those shares in which the Principal Trust has an interest.

(3) As at the Latest Practicable Date, 114,504,039 Galaxy Shares were held by Recurrent Profits which is controlled by Francis Lui. Top Notch Opportunities Limited ("Top Notch") is interested in 231,615,731 underlying Galaxy Shares. Kentlake International Investments Limited ("Kentlake") is interested in 60,000,000 Galaxy Shares and 33,999,891 underlying Galaxy Shares. Both Top Notch and Kentlake are controlled by Francis Lui.

(4) Pursuant to the FRN Agreement, Galaxy agreed to repay in full FRNs in the amount of HK$2,320,898,413 in which Dr. Lui and Paddy Lui Wai Yu are interested and HK$2,371,805,067 in which Francis Lui is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Galaxy Directors and chief executive of Galaxy (if any) had any interests or short positions in the Galaxy Shares, underlying Galaxy Shares and debentures of Galaxy or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to Galaxy and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to Galaxy and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules.

Substantial Shareholders' Interests

(a) *Interests in Galaxy*

As at the Latest Practicable Date, the interests of every person (not being a Galaxy Director or chief executive of Galaxy) in the Galaxy Shares and underlying Galaxy Shares of Galaxy as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Galaxy Shares (Long Position)	Percentage of Issued Share Capital	Number of Galaxy Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	7.69	265,615,622	7.69
City Lion Profits Corp.	1,313,887,206	38.05	—	—
Davos Investment Holdings Private Limited	265,615,622	7.69	265,615,622	7.69
ENB Topco 2 S.à.r.l	625,072,627	18.10	—	—
Guoco Group Limited	265,615,622	7.69	265,615,622	7.69
Guoline Capital Assets Limited	265,615,622	7.69	265,615,622	7.69
Guoline Overseas Limited	265,615,622	7.69	265,615,622	7.69

Name	Number of Galaxy Shares (Long Position)	Percentage of Issued Share Capital	Number of Galaxy Shares (Short Position)	Percentage of Issued Share Capital
HL Holdings Sdn Bhd	265,615,622	7.69	265,615,622	7.69
Hong Leong Company (Malaysia) Berhad	265,615,622	7.69	265,615,622	7.69
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	7.69	265,615,622	7.69
HSBC International Trustee Limited	1,313,887,206 (Note)	38.05	—	—
Kwek Holdings Pte Ltd	265,615,622	7.69	265,615,622	7.69
Kwek Leng Kee	265,615,622	7.69	265,615,622	7.69
K. Wah International Holdings Limited	162,484,047	4.71	—	—
Pedro Ho On Chun	176,250,301	5.10	—	—
Permira Holdings Limited	775,884,000	22.47	—	—
Quek Leng Chan	265,615,622	7.69	265,615,622	7.69
Top Notch Opportunities Limited	231,615,731	6.71	—	—

Note: HSBC International Trustee Limited is the trustee of the Principal Trust, established by Dr. Lui as founder, which is interested in 1,313,887,206 Galaxy Shares.

There was duplication of interests of:

(i) 1,313,887,206 Galaxy Shares between Dr. Lui, Francis Lui, Ms. Paddy Tang Lui Wai Yu, City Lion and HSBC International Trustee Limited;

(ii) 162,484,047 Galaxy Shares between Dr. Lui and KWIH;

(iii) 231,615,731 underlying Galaxy Shares between Francis Lui and Top Notch;

(iv) 60,000,000 Galaxy Shares and 33,999,891 underlying Galaxy Shares between Francis Lui and Mr. Pedro Ho On Chun;

(v) 265,615,622 Galaxy Shares (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan; and

(vi) 625,072,627 Galaxy Shares between Permira Holdings Limited and ENB Topco 2 S.à.r.l.

(b) *Interests in other members of the Galaxy Group*

Save as disclosed below, so far as is known to the Galaxy Directors, there is no person (other than a Galaxy Director) who, as at the Latest Practicable Date, is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other subsidiary of the Galaxy Group:

Name of subsidiary	Name of direct or indirect owner of shares or equity interest (as the case may be)	Effective % of equity interest held
Archiever Capital Limited	Pedro Ho On Chun	10%
Beijing Shoujia Stones Co., Ltd.	Beijing Shougang Limestone Mine Company 北京首鋼石灰石礦	45%
Charm Rich International Limited	Pedro Ho On Chun	10%
E-cost Enterprises Limited	Ke Guo Bin	22.22%
Fast Concrete Limited	Joint Link Development Limited	25%
Firmever Limited	Joint Link Development Limited	25%
Forcecharm Investments Limited	Sumitomo Osaka Cement Co., Ltd.	20%
Galaxy Casino, S.A.	Pedro Ho On Chun	10%
Galaxy Entertainment Finance Company Limited	Pedro Ho On Chun	10%
Galaxy Hotel Management Company Limited	Pedro Ho On Chun	10%
Galaxy Professional Services Limited	Pedro Ho On Chun	10%
Galaxy Project Management Company Limited	Pedro Ho On Chun	10%
Galaxy Tour & Travel Co. Ltd.	Pedro Ho On Chun	10%
Guangzhou Jiafang Concrete Co., Ltd.	Guangzhou Hongtu Enterprise Company 廣州宏圖實業公司	20%
	Guangzhou Land Development Integrated Services Company 廣州市土地開發綜合服務公司	10%
	Guangzhou Real Estate Enterprise Company 廣州市房地產實業總公司	10%
K. Wah Concrete (Huizhou Daya Bay) Limited	Dayabay Hong Kong Limited	20%
K. Wah Concrete Technology Consultancy Limited	Dayabay Hong Kong Limited	20%
KWP Quarry Co. Limited	Pioneer Quarries (Hong Kong) Limited	36.5%
Majestic Orient Limited	Pedro Ho On Chun	10%

Name of subsidiary	Name of direct or indirect owner of shares or equity interest (as the case may be)	Effective % of equity interest held
New Galaxy Entertainment Company Limited	Pedro Ho On Chun	10%
Oi Ling Ding (Zhuhai) Precast Concrete Products Limited	Zhuhai Eastern District Hengsheng Construction Materials Company Limited 珠海市東區恒升建材有限公司	25%
Perfect Smart International Limited	Pedro Ho On Chun	10%
Right Grand Investments Limited	Sumitomo Osaka Cement Co., Ltd.	20%
Shanghai Ganghui Concrete Co., Ltd.	Shanghai Xufang Construction Enterprise Company 上海徐房建築實業公司	40%
Shanghai Jiafu Concrete Co., Ltd.	Shanghai Fusheng Zhejiang Construction Materials Company Limited 上海富盛浙工建材有限公司	45%
Shanghai Jiajian Concrete Co., Ltd.	Shanghai Diyishizheng Construction Materials Company Limited 上海市第一市政工程有限公司	39%
Sky Majestic Enterprises Limited	Pedro Ho On Chun	10%
StarWorld Hotel Company Limited	Pedro Ho On Chun	10%
Success Management Services Company Limited	Pedro Ho On Chun	10%
Success Tower Properties Limited	Pedro Ho On Chun	10%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%
Top Line Road Safety Engineering Co. Limited	Hui Tak Chin	22%
	Wan Wing Shun	10%
Wealth Ahead Investments Limited	Pedro Ho On Chun	10%
Wise Concrete Limited (incorporated in the British Virgin Islands)	Joint Link Development Limited	25%
Wise Concrete Limited (incorporated in Macau)	Joint Link Development Limited	25%
Year Forward Limited	Pedro Ho On Chun	10%

Save as disclosed above, as at the Latest Practicable Date, Galaxy had not been notified by any persons who had interests or short positions in the Galaxy Shares or underlying Galaxy Shares of Galaxy which would fall to be disclosed to Galaxy under Divisions 2 and 3 of Part XV of the SFO.

COMPETING INTERESTS OF GALAXY DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Galaxy Directors or their respective associates was interested in any business (other than as an independent non-executive Galaxy Director) which competes or is likely to compete, either directly or indirectly, with the business of the Galaxy Group.

GALAXY DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Galaxy Directors has entered into any service contracts with any members of the Galaxy Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

LITIGATION

As at the Latest Practicable Date, no member of the Galaxy Group was engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Galaxy Directors to be pending or threatened by or against any member of the Galaxy Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Galaxy Group in the two years last preceding the Latest Practicable Date and are or may be material:

(1) an Indenture dated 14 December, 2005 between Galaxy Entertainment Finance Company Limited, Galaxy Casino, S.A. and The Bank of New York in respect of the issue of US$600,000,000 principal amount notes by Galaxy Entertainment Finance Company Limited;

(2) an Indenture dated as of 14 December, 2006 between Galaxy as Issuer and The Bank of New York as Trustee in respect of the Galaxy Convertible Bonds;

(3) the Subscription Agreement;

(4) the Investors' Rights Agreement;

(5) the FRN Agreement; and

(6) a Placing Agreement dated 11 October, 2007 between Galaxy and Merrill Lynch Far East Limited relating to 150,000,000 Galaxy Shares.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the Galaxy Directors were not aware of any material adverse change in the financial or trading position of the Galaxy Group since 31 December, 2006, the date to which the latest audited consolidated financial statements of the Galaxy Group were made up.

INTERESTS IN ASSETS OF THE GALAXY GROUP

As at the Latest Practicable Date, none of the Galaxy Directors had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the Galaxy Group since 31 December 2006 (being the date to which the latest published audited consolidated financial statements of Galaxy were made up).

INTERESTS IN CONTRACTS OF GALAXY

As at the Latest Practicable Date, and save as disclosed herein, none of the Galaxy Directors was materially interested in any contracts or arrangements entered into by any member of the Galaxy Group and subsisting as at the Latest Practicable Date which was significant in relation to the business of the Galaxy Group.

GENERAL

a. The registered office of Galaxy is at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

b. The Company secretary of Galaxy is Ms. Kitty Chan Lai Kit, B.A., an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

c. The qualified accountant of Galaxy is Mr. Cheung Wing Hong, Fellow of the Hong Kong Institute of Certified Public Accountants, Fellow of Chartered Certified Accountants and Associate Chartered Accountant.

d. The share registrars and transfer office of Galaxy is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

INDEBTEDNESS OF THE KWIH GROUP

As at the close of business on 30 September, 2007, being the latest date for ascertaining certain information relating to this indebtedness statement, the KWIH Group had outstanding borrowings of approximately HK$4,757 million, comprising bank loans of approximately HK$4,618 million (with secured bank loans of approximately HK$2,511 million and unsecured bank loans of approximately HK$2,107 million), the KWIH Bonds of HK$34 million due on 23 March, 2009 and loans from minority .shareholders of subsidiaries of approximately HK$105 million.

The following table summarises the KWIH Group's borrowings as 30 September, 2007:

	HK$'000
Bank loans repayable	
Within one year	1,943,900
Between one and two years	1,870,946
Between two and five years	803,425
	4,618,271
The KWIH Bonds repayable[Note]	
Between one and two years	33,961
Loans from minority shareholders of subsidiaries	
Repayable on demand	104,379
	4,756,611

Note: The face value of the KWIH Bonds outstanding as at 30 September, 2007 was HK$40,000,000.

Certain current banking facilities of the KWIH Group are secured by legal charges on investment properties, leasehold land and buildings, properties under development for sale and completed properties held for sale with an aggregate book value of approximately HK$8,611 million as at 30 September, 2007.

As at 30 September, 2007, the KWIH Group has contingent liabilities comprising guarantees for banking facilities of joint controlled entities of approximately HK$1,225 million, of which approximately HK$738 million have been utilised.

As at 30 September, 2007, KWIH had executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as at the close of business on 30 September 2007, the KWIH Group did not have any outstanding debt securities issued and outstanding or authorised or otherwise created but un-issued, term loans, other borrowings or indebtedness in the nature of borrowings including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments, mortgages, charges, guarantees or other material contingent liabilities.

For the purposes of the foregoing statement of indebtedness foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30 September, 2007.

WORKING CAPITAL

Taking into account the net proceeds from the Disposal, available financial resources and banking facilities and cashflows from operations, the KWIH Directors are of the opinion that the KWIH Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this circular.

FINANCIAL & TRADING PROSPECTS

For the 6 months ended 30 June, 2007, KWIH recorded a turnover of HK$1,759 million (HK$129 million for the corresponding period in 2006), and an increase of profit attributable to shareholders by 306% to HK$439 million (HK$108 million for the corresponding period 2006). The increase in turnover was mainly due to the recognition of the sales of the KWIH Group's Shanghai Westwood Phase I during the Period. Earning per KWIH share was 18.06 HK cents, as compared to 4.52 HK cents for the corresponding period in 2006.

The KWIH Group's property development business in the PRC continued to grow, despite various policies and measures by the PRC Central Government to cool down the PRC property market. Property market in core cities of the PRC has remained active. Second-tier cities also attract interest of foreign investors. Most of the residential units of the KWIH Group's Shanghai Westwood Phase I have been sold. Construction of Phase II has commenced. Other existing development projects of the KWIH Group have been progressing well in accordance with schedules.

The KWIH Group has been actively identifying suitable sites and investment opportunities in both the PRC and in Hong Kong. On 8 August, 2007, the KWIH Group, through public land auction in Mainland China, has acquired one piece of land in Guangzhou Huadu for residential development at a consideration of Renminbi(¥) 206 million. The land has a site area of approximately 454,000 square feet. The KWIH Group has been actively participating in land auctions in the PRC in search for suitable sites and investment opportunities not only in metropolitan areas such as Guangzhou and Shanghai but also in second-tier cities such as Qingdao, Kunming and Wuxi. The KWIH Directors believe that the expansion into these second-tier cities will position the KWIH Group for long-term sustainable growth.

The KWIH Group has entered in joint ventures with other developers to develop land in Hong Kong, namely, (i) Pak Shek Kok Reclamation area, Tai Po (being Taipo Town Lot 188 in which the KWIH Group has a 25% and Taipo Town Lot 186 in which the KWIH Group has a 15% interest), (ii) Hoi Wan Road site in West Kowloon Reclamation area in which the KWIH Group has a 15% interest, and (iii) Aberdeen Inland Lot No. 451 in which the KWIH Group has a 35% and acts as the project manager of this land development. The KWIH Group will complete its development projects at The Great Hill and J Residence in the second half of 2007 when the sale revenue and profits will be recognized accordingly.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to KWIH. The KWIH Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the KWIH Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

KWIH DIRECTORS' INTEREST IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each KWIH Director in KWIH Shares, underlying shares and debentures of KWIH or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for KWIH Shares and of the exercise of such rights, as required to be notified to KWIH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of KWIH required under Section 352 of the SFO, or as otherwise notified to KWIH and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) KWIH Shares

	Number of KWIH Shares				Approximate
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total**	**% of Issued Share Capital**
Dr. Lui	6,558,534	7,256,345[(1)]	1,326,706,115[(2)]	1,340,520,994	54.58
Francis Lui	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	580,000	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,245,046	—	—	2,245,046	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	8,340,371	0.34
Sir David Akers-Jones	150,000	—	—	150,000	0.01
Michael Leung Man Kin	100,000	—	—	100,000	0.00
Philip Wong Kin Hang	601,226	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	550,000	0.02
Robin Chan Yau Hing	936,563	—	—	936,563	0.04
Charles Cheung Wai Bun	607,239	—	—	607,239	0.02
Robert George Nield	500,000	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective KWIH Directors in the capacity of beneficial owners.

(b) Share Options of KWIH

Directors	**Options held at the Latest Practicable Date**	**Exercise Price per Share** *(HK$)*	**Exercise period**
Dr. Lui	1,350,000	1.906	22 Oct 2006–21 Oct 2011
Francis Lui	1,340,000	1.906	22 Oct 2006–21 Oct 2011
Eddie Hui Ki On	580,000	1.906	22 Oct 2006–21 Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22 Oct 2006–21 Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22 Oct 2006–21 Oct 2011
Sir David Akers-Jones	150,000	0.720	1 Mar 2004–28 Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22 Oct 2006–21 Oct 2011
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	500,000	1.906	22 Oct 2006–21 Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22 Oct 2006–21 Oct 2011
Robert George Nield	500,000	1.906	22 Oct 2006–21 Oct 2011

Notes:

(1) Dr. Lui is deemed to be interested in 7,256,345 KWIH Shares through the interests of his spouse.

(2) These 1,326,706,115 shares represent the aggregate of (i) 35,696,109 KWIH Shares held by Best Chance Investments Ltd., (ii) 3,095,377 KWIH Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 KWIH Shares held by Favor Right Investments Limited, (iv) 1,086,035,985 KWIH Shares held by Super Focus Company Limited, (v) 135,435,613 KWIH Shares held by Premium Capital Profits Limited, and (vi) 58,157,031 KWIH Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Lui.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the KWIH Directors and chief executive (if any) had any interests or short positions in the KWIH Shares, underlying shares and debentures of KWIH or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to KWIH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of KWIH required under Section 352 of the SFO, or as otherwise notified to KWIH and the Stock Exchange pursuant to Appendix 10 of the Listing Rules.

Substantial shareholders' interest in securities

(a) KWIH

As at the Latest Practicable Date, so far as is known to any KWIH Director, the interests of every person (other than KWIH Directors) who had interests or short positions in the KWIH Shares or underlying KWIH Shares of KWIH which would fall to be disclosed to KWIH under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by KWIH under section 336 of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the KWIH Group, were as follows:

Name of Shareholder	Number of Ordinary Share (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985(1)	44.22
Penta Investment Advisers Limited	387,574,033(2)	15.78
John Zwaanstra	387,574,033(3)	15.78
Star II Limited	193,592,644(1)	7.88
Penta Asia Fund, Ltd.	163,668,672(4)	6.66
Todd Zwaanstra	163,668,672(5)	6.66
Mercurius GP LLC	163,668,672(6)	6.66

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in 1,086,035,985 KWIH Shares and 193,592,644 KWIH Shares respectively and both are solely owned and controlled by Dr. Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 KWIH Shares in the capacity of investment manager.

(3) These refer to the same interests in the 387,574,033 KWIH Shares held referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the KWIH Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the KWIH Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 KWIH Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaanstra was deemed to have interests in the 163,668,672 KWIH Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in 163,668,672 KWIH Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interest of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than 1/3 of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

Save as disclosed above, as at the Latest Practicable Date, KWIH had not been notified by any persons who had interests or short positions in the KWIH Shares or underlying shares of KWIH which would fall to be disclosed to KWIH under Divisions 2 and 3 of Part XV of the SFO.

(b) Other members of the KWIH Group

Save as disclosed below, so far as is known to the KWIH Directors, there is no person (other than a KWIH Director) who, as at the Latest Practicable Date, is directly or indirectly interested in 10% or more of the nominal value of any class of shares capital carrying rights to vote in all circumstances at general meetings of any other members of the KWIH Group:

Name of subsidiary	Name of owner of shares or equity interest (as the case may be)	Effective % of equity interest held
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
Chely Well Limited	Tidefull Investment Limited	28%
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Max Orient Holdings Limited	30%
	Shanghai Xu Fang (Group) Co., Ltd. 上海徐房（集團）有限公司	15%

COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu (collectively, the "KWIH Relevant Directors"), are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("Competing Business") may compete, directly or indirectly, with the KWIH Group. The KWIH Relevant Directors are also the directors of certain holding companies of the Competing Business.

Notwithstanding that the KWIH Relevant Directors are also KWIH Directors, the KWIH Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that KWIH has a strong and independent Board with 7

out of 12 KWIH Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/ accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. KWIH has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The KWIH Relevant Directors are fully aware of their fiduciary duty to KWIH, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The KWIH Directors therefore considered that the Group's interest is adequately safeguarded.

Same as disclosed above, there is no other competing business between the KWIH Directors and his/her respective associates and the KWIH Group.

SERVICE CONTRACTS

At the Latest Practicable Date, none of the KWIH Directors had entered into any service contract with any member of the KWIH Group which will not expire and is not terminable by the relevant member of the KWIH Group within one year without payment of any compensation, other than statutory compensation.

LITIGATION

At the Latest Practicable Date, no member of the KWIH Group was engaged in any litigation or claim of material importance to the KWIH Group and no litigation or claim of material importance to the KWIH Group is known to the KWIH Directors to be pending or threatened against any member of the KWIH Group.

MATERIAL CONTRACTS

The following contract (not being a contract entered into in the ordinary course of business) has been entered into by members of the KWIH Group in the two years last preceding the Latest Practicable Date and is or may be material, namely, the Share Purchase Agreement.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the KWIH Directors were not aware of any material adverse change in the financial or trading position of the KWIH Group since 31 December, 2006, the date to which the latest audited consolidated financial statements of the KWIH Group were made up.

INTERESTS IN ASSETS OF THE KWIH GROUP

As at the Latest Practicable Date, none of the KWIH Directors had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the KWIH Group since 31 December, 2006 (being the date to which the latest published audited consolidated financial statements of KWIH were made up).

INTERESTS IN CONTRACTS OF KWIH

As at the Latest Practicable Date, and save as disclosed herein none of the KWIH Directors was materially interested in any contracts or arrangements entered into by any member of the KWIH Group and subsisting as at the Latest Practicable Date which was significant in relation to the business of the KWIH Group.

GENERAL

(a) The registered office of KWIH is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of KWIH in Hong Kong is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of KWIH is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/ advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants Association of Canada.

(d) The Hong Kong Branch Share Registrars and transfer office of KWIH is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

EXPERTS AND CONSENTS

The following are the qualifications of the experts who have given opinions in this circular:

Name	Qualification
ANZ	a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO
Commerzbank	a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (deal in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO

As at the Latest Practicable Date neither of ANZ and Commerzbank had any beneficial interests in the share capital of any members of the Galaxy Group or of the KWIH Group or had any rights, whether legally enforceable or not, to subscriber for or to nominate persons to subscribe for securities in any members of the Galaxy Group or of the KWIH Group or had any interests, either directly or indirectly, in any assets which since 31 December, 2006 (being the date to which the latest published audited financial statements of each of Galaxy and KWIH were made up) were acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any members of the Galaxy Group or of the KWIH Group.

Each of ANZ and Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which it appears.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Richards Butler at 20th Floor, Alexandra House, 16–20 Chater Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including the date of the Galaxy EGM and the KWIH SGM, whichever is the later, and at the Galaxy EGM and the KWIH SGM:

1. the memorandum and articles of association of Galaxy;

2. the memorandum of association and bye-laws of KWIH;

3. the annual report including the audited consolidated financial statements of Galaxy for each of the years ended 31 December, 2005 and 2006 and the interim report including certain unaudited consolidated financial statements of Galaxy for the six months ended 30 June, 2007;

4. the annual report including the audited consolidated financial statements of KWIH for each of the years ended 31 December, 2005 and 2006 and the interim report including certain unaudited consolidated financial statements of KWIH for the six months ended 30 June, 2007;

5. the material contracts of the Galaxy Group referred to in Appendix I to this circular;

6. the material contracts of the KWIH Group referred to in Appendix II to this circular;

7. the FRNs;

8. Circulars issued by KWIH under Chapter 14 of the Listing Rules since 31 December 2006 including:

   a. a circular dated 19 April, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Tai Po Town Lot No. 188 at Pak Shek Kok Reclamation Phase 1, Site C, Tai Po, New Territories;

   b. a circular dated 20 June, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Kowloon Inland Lot No. 11073 at the junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon, Hong Kong; and

   c. a circular dated 25 October, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Tai Po Town Lot No. 186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galaxy Entertainment Group Limited (the "Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 10:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions with or without amendment:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the authorised share capital of the Company be increased from HK$688,800,000 to HK$900,000,000 by the creation of an additional 2,112,000,000 shares of HK$0.10 each, which new shares shall rank *pari passu* in all respects with the existing shares in the capital of the Company;

(b) each of:

(i) the Subscription Agreement (the "Subscription Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by, ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of in aggregate 323,384,000 new shares in the Company;

(ii) the Investors' Rights Agreement (the "Investors' Rights Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, Permira IV L.P.1, City Lion Profits Corp., Super Focus Company Limited, Mark Liaison Limited, Premium Capital Profits Limited, Dr. Che-woo Lui, Recurrent Profits Limited, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu concerning ENB LUX 1 S.à.r.l's right to appoint directors to the board of the Company, amongst other things;

(iii) the FRN Conversion and Repayment Agreement (the "FRN Agreement") dated 8 October, 2007 between the Company, City Lion Profits Corp. and Recurrent Profits Limited in relation to the conversion and repayment of the "Class B" Variable Rate Unsecured Loan Notes in aggregate principal

amount of HK$2,371,805,067 issued by the Company on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;

(copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in those agreements and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to those agreements and the arrangements contemplated thereunder including but not limited to the issue of the Subscription Shares referred to in the Subscription Agreement and the Conversion Shares referred to in the FRN Agreement; and

(c) without prejudice to the generality of para (b) of this resolution the Directors of the Company be and are hereby authorised to issue any shares that may fall to be issued under the Anti-Dilution Rights granted in the Subscription Agreement up to a maximum number of 510,358,272 shares under authority of the general mandate to issue shares granted to the Directors at the annual general meeting of the Company held on 26 June, 2007."

2. "**THAT** Martin Clarke be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

3. "**THAT** Guido Paolo Gamucci be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

4. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; and (bb) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 330,179,136 shares, being 10% of the share capital of the Company in issue on 26 June, 2007 pursuant to the authority granted by the Shareholders on that day), and this approval shall be limited accordingly, and

(c) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

5. "**THAT** conditional upon the passing of the resolution numbered 4 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the resolution numbered 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the shareholders at the annual general meeting held on 26 June, 2007, provided that such amount shall not exceed 330,179,136 shares, being 10% of the aggregate nominal amount of the issued share capital of the Company at the date of such annual general meeting."

By Order of the Board
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Dated 5 November, 2007

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

Notes:

1. A blue form of proxy to be used for the meeting is enclosed. Completion and return of the blue form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and, in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong (marked for the attention of the Company Secretary) not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. All the resolutions will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

NOTICE IS HEREBY GIVEN that a special general meeting of K. Wah International Holdings Limited ("Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolution (with or without amendment) which will be proposed as an ordinary resolution:

"**THAT** the agreement (the "Share Purchase Agreement") dated 8 October, 2007 between Sutimar Enterprises Limited, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and the Company (as guarantor) in relation to the proposed disposal of 452,500,000 shares in Galaxy Entertainment Group Limited (a copy of which has been produced to this meeting and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in the Share Purchase Agreement and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to the Share Purchase Agreement and the arrangements contemplated thereunder."

By Order of the Board
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Dated 5 November, 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Notes:

1. A WHITE form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business in Hong Kong of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong ***(marked for the attention of the Company Secretary)*** not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

此乃要件　請即處理

本通函僅供參考用途，並不構成收購、購買或認購股份或其他證券之邀請或要約。

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之銀河娛樂集團有限公司或嘉華國際集團有限公司(按適用情況而定)股份全部**售出或轉讓**，應立即將本通函及有關隨附代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

銀河娛樂集團有限公司

可能向PERMIRA 投資工具發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兑換為新股及
支付現金向關連人士悉數償還「B」類浮息無抵押貸款票據
之關連交易、委任新董事及更新發行股份之一般授權

嘉華國際集團有限公司

可能向PERMIRA 投資工具出售452,500,000股銀河娛樂集團有限公司股份之主要及關連交易

銀河娛樂集團有限公司之財務顧問

美林

銀河娛樂集團有限公司
獨立董事委員會及
獨立股東之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

嘉華國際集團有限公司
獨立董事委員會及
獨立股東之獨立財務顧問

ANZ
澳洲及新西蘭銀行集團有限公司

銀河娛樂獨立董事委員會發出之函件載於本通函第50及51頁。銀河娛樂獨立董事委員會及銀河娛樂獨立股東之獨立財務顧問德國商業銀行香港分行發出之函件載於本通函第52至65頁。

銀河娛樂謹訂於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會，召開大會通告載於本通函第102至106頁。銀河娛樂股東不論能否出席銀河娛樂股東特別大會，均須盡快將隨附之**藍色**代表委任表格按其所印列指示填妥，並交回銀河娛樂之註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室(*註明致公司秘書收*)，惟無論如何最遲須於銀河娛樂股東特別大會指定舉行時間四十八小時前交回。填妥及交回**藍色**代表委任表格後，銀河娛樂股東仍可依願親身出席銀河娛樂股東特別大會或其任何續會，並於會上投票。

嘉華國際獨立董事委員會發出之函件載於本通函第66及67頁。嘉華國際獨立董事委員會及嘉華國際獨立股東之獨立財務顧問Australia and New Zealand Banking Group Limited澳洲及新西蘭銀行集團有限公司發出之函件載於本通函第68至83頁。

嘉華國際謹訂於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會，召開大會之通告載於本通函第107至108頁。嘉華國際股東不論能否出席嘉華國際股東特別大會，均須盡快將隨附之**白色**代表委任表格按其所印列指示填妥，並交回嘉華國際之香港主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓(*註明致公司秘書收*)，惟無論如何最遲須於嘉華國際股東特別大會指定舉行時間四十八小時前交回。填妥及交回**白色**代表委任表格後，嘉華國際股東仍可依願親身出席嘉華國際股東特別大會或其任何續會，並於會上投票。

二零零七年十一月五日

二零零七年

交回銀河娛樂股東特別大會**藍色**代表委任表格之最後時限	十一月十九日上午十時正
交回嘉華國際股東特別大會**白色**代表委任表格之最後時限	十一月十九日上午十一時正
銀河娛樂股東特別大會	十一月二十一日上午十時正
嘉華國際股東特別大會	十一月二十一日上午十一時正
完成	十一月三十日

目　錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬人士」	指	就任何人士而言，直接或間接控制該人士，或被該人士控制或受共同控制之任何其他人士；
「協議」	指	股份出讓協議、認購協議、浮息票據協議及投資者權利協議，或文義所指上述任何一份協議；
「反攤薄權利」	指	銀河娛樂董事會函件中「協議」一節所載認購協議詳情內「反攤薄權利」所述銀河娛樂將向Permira投資工具授出之權利；
「ANZ」	指	Australia and New Zealand Banking Group Limited澳洲及新西蘭銀行集團有限公司，透過其香港分行行事，為銀行業條例項下之持牌銀行及證券及期貨條例項下之認可金融機構，獲准進行證券及期貨條例附表五所載之第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)之受規管活動，為嘉華國際獨立董事委員會及嘉華國際獨立股東就股份出讓協議之獨立財務顧問；
「適用股份」	指	初步股份(就任何銀河娛樂股份拆細或合併作出調整)，連同於完成日期後發行或收取之任何銀河娛樂股份或其他證券，及該等初步股份應佔或產生之任何銀河娛樂股份或其他證券，包括就供股或紅利派發及行使反攤薄權利已收取之銀河娛樂股份或其他證券，但不包括根據銀河娛樂宣派或發行之代息股份或用以取代現金股息已收取之銀河娛樂股份或其他證券，或Permira投資工具除根據認購協議或股份出讓協議以外收購之銀河娛樂股份或其他證券；
「聯繫人士」	指	上市規則所賦予涵義；

「營業日」	指	星期六、星期日或英格蘭及威爾斯或香港公眾假期以外之日子；
「City Lion」	指	City Lion Profits Corp.，於英屬處女群島註冊成立之公司，由主要信託全資擁有；
「德國商業銀行」	指	德國商業銀行，透過其香港分行經營，為根據銀行業條例註冊的持牌銀行及證券及期貨條例項下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動，為銀河娛樂獨立董事委員會及銀河娛樂獨立股東就浮息票據協議及新發行授權之獨立財務顧問；
「競爭對手」	指	(1)任何澳門賭博或其他形式博彩業務特許經營合約(concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau)之訂約方(該等人士為「特許經營商」)；(2)任何澳門賭博或其他形式博彩業務分包特許經營合　約(sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire)之訂約方(該人士為「特許經營分包商」)；(3)任何貴賓室營運商，或澳門政府透過博彩監察協調局發牌或監管之博彩中介人；(4)任何就於澳門營運擁有四十(40)張賭桌或以上博彩設施擁有收益及／或分享盈利或類似安排之人士(「第三方參與人」)；(5)任何由澳門政府透過博彩監察協調局發牌或監管之特許經營商、特許經營分包商、第三方參與人、貴賓室營運商或中介人之董事及高級管理人員；及(6)彼等各自之聯屬人士；

「完成」	指	(i)根據股份出讓協議完成買賣銷售股份；(ii)根據認購協議完成認購及發行認購股份；及(iii)根據浮息票據協議完成償還浮息票據及發行兌換股份（或如文義所指完成一項或多於一項上述事宜）；
「完成日期」	指	完成發生之日期；
「條件」	指	本通函內所載任何指定協議須達成之條件；
「關連人士」	指	上市規則所賦予涵義；
「控制權」	指	一名人士確保另一人士之事務直接或間接根據前者之意願進行之權力，方式為透過實益擁有另一人士逾百分之五十(50%)之表決權，或擁有委任或罷免另一人士董事會（或等同組織）大部分成員之權力或控制另一人士董事會（或等同組織）大部分成員之權力，而「控制」及「受控制」亦據此詮釋；
「兌換股份」	指	銀河娛樂將根據浮息票據協議向票據持有人發行之合共156,804,000股新銀河娛樂股份；
「出售」	指	Sutimar根據股份出讓協議建議出售452,500,000股銀河娛樂股份；
「呂博士」	指	呂志和博士，嘉華國際及銀河娛樂之執行董事及主席；
「僱員購股權」	指	根據分別於一九九六年十月十日及二零零二年五月三十日採納之銀河娛樂僱員購股權計劃授出可認購合共40,299,000股銀河娛樂股份之購股權，及於最後可行日期尚未行使之購股權，每股銀河娛樂股份之行使價介乎0.514港元至4.59港元；

「產權負擔」	指	按揭、抵押、質押、留置權、選擇權、限制、優先承購權、優先購買權、第三方權利或權益、其他產權負擔或任何類別之抵押權益，或具有類似效力之任何其他類別協議或安排；
「除外轉讓」	指	(1)主要股東或其中任何一方轉讓合共最多六千五百萬股銀河娛樂股份；(2)任何有關銀河娛樂以先舊後新方式配售銀河娛樂股份而主要股東為賣方之轉讓；及(3)任何主要股東之間之銀河娛樂股份轉讓；
「家族公司」	指	City Lion、Netfinity及Recurrent Profits；
「呂耀東」	指	呂耀東先生，銀河娛樂及嘉華國際之執行董事，為呂博士之兒子及呂氏家族之成員；
「浮息票據協議」	指	銀河娛樂與票據持有人所訂立日期為二零零七年十月八日有關兑換及償還浮息票據之浮息票據兑換及償還協議；
「浮息票據」	指	銀河娛樂於二零零五年七月二十二日向票據持有人發行本金額合共2,371,805,067港元之「B 類」浮息無抵押貸款票據(其後於二零零六年一月十四日經修訂)，並於二零零八年九月三十日應付；
「銀河娛樂」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市；
「銀河娛樂董事會」	指	銀河娛樂董事會；
「銀河娛樂可換股債券」	指	銀河娛樂初步本金額為240,000,000美元於二零一一年到期之零息可換股票據，可兑換銀河娛樂股份；
「銀河娛樂董事」	指	銀河娛樂董事；

「銀河娛樂股東特別大會」	指	銀河娛樂將召開之股東特別大會，以批准(其中包括)認購協議及據此擬進行交易；浮息票據協議及據此擬進行交易，及新發行授權，大會通告載於本通函；
「銀河娛樂集團」	指	銀河娛樂及其附屬公司；
「銀河娛樂獨立董事委員會」	指	由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會，以就浮息票據協議及新發行授權向銀河娛樂獨立股東提供意見；
「銀河娛樂獨立股東」	指	上市規則或聯交所規定須放棄表決之股東以外之銀河娛樂股份持有人；
「銀河娛樂股東」	指	銀河娛樂股份持有人；
「銀河娛樂股份」	指	銀河娛樂股本中每股面值0.10港元之股份；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	– 就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所深知、全悉及確信，本身及其最終實益擁有人乃獨立於嘉華國際、家族公司或嘉華國際任何關連人士且與彼等概無關連之第三方，及按收購守則就嘉華國際而言，並非與銀河娛樂、呂博士或彼等各自之聯繫人士一致行動人士；及

－ 就銀河娛樂而言，據銀河娛樂董事作出一切合理查詢後所深知、全悉及確信，本身及其最終實益擁有人乃獨立於銀河娛樂、家族公司或銀河娛樂任何關連人士且與彼等概無關連之第三方，及按收購守則就銀河娛樂而言，並非與嘉華國際、呂博士或彼等各自之聯繫人士一致行動人士；

「初步股份」	指	銷售股份及認購股份；
「投資者權利協議」	指	銀河娛樂、Permira SPV I、Permira LP與主要股東就(其中包括)Permira SPV I委任董事加入銀河娛樂董事會之權利所訂立日期為二零零七年十月八日之協議；
「嘉華國際」	指	嘉華國際集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「嘉華國際董事會」	指	嘉華國際之董事會；
「嘉華國際債券」	指	初步本金額為864,260,000港元於二零零九年到期之0.50厘有擔保可換股債券，可兑換為繳足嘉華國際股份，由嘉華國際一間全資附屬公司發行；
「嘉華國際董事」	指	嘉華國際之董事；
「嘉華國際集團」	指	嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成之嘉華國際獨立董事委員會，以就股份出讓協議向嘉華國際獨立股東提供意見；
「嘉華國際獨立股東」	指	呂氏家族、呂博士及彼之配偶以及彼等各自聯繫人士以外之嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際召開之股東特別大會，以批准(其中包括)股份出讓協議及據此擬進行之交易，大會通告載於本通函；

「嘉華國際股東」	指	嘉華國際股份持有人；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元之股份；
「最後交易日期」	指	就銀河娛樂而言，為銀河娛樂股份於二零零七年十月五日下午二時三十分暫停買賣前之銀河娛樂股份最後交易日二零零七年十月五日下午二時三十分；就嘉華國際而言，為嘉華國際股份於二零零七年十月八日上午九時三十分暫停買賣前之嘉華國際股份最後交易日，即二零零七年十月五日；
「最後可行日期」	指	二零零七年十一月二日，即本通函付印前就確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「禁售期」	指	完成日期起計兩年期間；
「呂氏家族」	指	呂博士所有子女，即呂耀東先生、呂耀南先生、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，以及彼等各自之聯繫人士及彼等所控制公司(嘉華國際除外)；
「澳門」	指	中國澳門特別行政區；
「主要股東」	指	City Lion、Super Focus、Mark Liaison、Premium Capital、呂博士、Recurrent Profits、呂耀東及鄧呂慧瑜女士，彼等為呂氏家族成員；
「Mark Liaison」	指	Mark Liaison Limited，在香港註冊成立之有限公司，由呂博士最終全資擁有及控制；
「重大營運附屬公司」	指	擁有銀河娛樂集團業務相關管理或營運功能且以非綜合計算於任何財政年度為銀河娛樂集團帶來超過百分之十(10%)綜合收益之任何銀河娛樂附屬公司；
「美林」	指	Merrill Lynch (Asia Pacific) Limited；

「Netfinity」	指	Netfinity Assets Corporation，在英屬處女群島註冊成立之公司，由呂博士之兒子兼呂氏家族成員呂耀南先生全資擁有；
「新發行授權」	指	建議授予銀河娛樂董事以配發、發行及處理新銀河娛樂股份之新一般授權，股份總數最多不得超過銀河娛樂股東特別大會當日銀河娛樂已發行股本20%；
「票據持有人」	指	City Lion 及Recurrent Profits；
「場內銷售」	指	任何在聯交所證券市場進行之銀河娛樂股份轉讓，包括任何其後向聯交所報告之大宗交易；
「Penta」	指	Penta Investment Advisers Limited，在英屬處女群島註冊成立之公司，由獨立第三方擁有，為嘉華國際之主要股東，於最後可行日期持有嘉華國際已發行股份約15.78%；
「Permira Advisers LLP」	指	Permira 基金之顧問；
「Permira 董事」	指	認購協議及投資者權利協議所載由Permira SPV I所提名擔任銀河娛樂董事之人士；
「Permira 基金」	指	名為Permira IV之私人股本基金，由Permira Advisers LLP擔任顧問；
「Permira 投資工具」	指	Permira SPV I及Permira SPV II；
「Permira LP」	指	Permira IV L.P.1，根據一九九五年格恩西島有限合夥公司法(Limited Partnerships (Guernsey) Law, 1995)(經修訂)註冊為有限合夥公司，為Permira基金其中一間有限合夥公司；
「Permira SPV I」	指	ENB LUX 1 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「Permira SPV II」	指	ENB LUX 2 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；

「獲准場內銷售」	指	由主要股東或Permira投資工具(按適用情況而定)進行之場內銷售，而由主要股東共同或Permira投資工具共同銷售之銀河娛樂股份總數不超過在任何六個月期間銀河娛樂已發行股本0.5%，惟有關轉讓，或於一個交易日之多宗轉讓，涉及之銀河娛樂股份數目不得超過於緊接有關交易日前十個交易日銀行娛樂股份在聯交所每日平均交投量之5%；
「中國」	指	中華人民共和國，不包括香港、澳門及台灣；
「Premium Capital」	指	Premium Capital Profits Limited，在英屬處女群島註冊成立之有限公司，由呂博士最終全資擁有及控制；
「主要信託」	指	根據澤西法例成立之呂氏家族全權信託，HSBC International Trustee Limited為其唯一信託人；
「Recurrent Profits」	指	Recurrent Profits Limited，在英屬處女群島註冊成立之公司，由呂耀東全資擁有；
「有關董事會」	指	銀河娛樂場股份有限公司及銀河娛樂其他重大營運附屬公司之董事會；
「受限制人士」	指	銀河娛樂在合理情況下根據美國、英國或澳門適用博彩法例視為不適合直接或間接控制、經營或持有博彩牌照或(無論有形或無形)博彩場所或擁有當中重大權益之任何人士；或銀河娛樂在合理情況下視為不適合直接或間接控制、經營或持有博彩牌照或(無論有形或無形)博彩場所或擁有當中重大權益之人士，及包括該等人士之任何聯屬人士；

「銷售股份」	指	Sutimar根據股份出讓協議將出售之452,500,000股現有銀河娛樂股份；
「證監會」	指	香港證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港證券及期貨條例；
「股份出讓協議」	指	Sutimar、Permira投資工具與嘉華國際（作為擔保人）所訂立日期為二零零七年十月八日有關出售銷售股份之股份出讓協議；
「股東協議」	指	Permira投資工具與主要股東所訂立日期為二零零七年十月八日之股東協議；
「聯交所」	指	香港聯合交易所有限公司；
「認購協議」	指	銀河娛樂、Permira投資工具與Permira LP所訂立日期為二零零七年十月八日有關Permira投資工具認購合共323,384,000股新銀河娛樂股份之協議；
「認購股份」	指	銀河娛樂根據認購協議將向Permira投資工具發行之323,384,000股新銀河娛樂股份；
「Super Focus」	指	Super Focus Company Limted，在英屬處女群島註冊成立之有限公司，由呂博士全資擁有及控制；
「Sutimar」	指	Sutimar Enterprises Limited，嘉華國際全資附屬公司，在英屬處女群島註冊成立之有限公司，其唯一業務為投資控股；
「收購守則」	指	香港公司收購及合併守則；
「交易日」	指	聯交所開放進行證券買賣之日子；
「交易價格」	指	每股銀河娛樂股份8.42港元，即就每股銷售股份、兑換股份及認購股份應付之價格；

「轉讓」	指	就任何銀河娛樂股份或任何銀河娛樂股份當中任何合法或實益權益而言，即： (a) 出售、轉售或以其他方式轉讓有關股份或權益，包括但不限於以借股方式； (b) 就有關股份或權益設立產權負擔； (c) 以棄權或其他方式指示其他人士應該接受有關股份或權益，或給予其他人士該等權利； (d) 就銀河娛樂股份所附表決或任何其他權利而訂立協議； (e) 就或參照有關股份或權益設立或准許存在任何現金結算期權、股本衍生工具或類似工具；或 (f) 無論是否受限於任何先決或後續條件，同意作出上述任何事宜， 惟根據與獨立財務機構之公平真誠安排為債務作出擔保之新銀河娛樂股份產權負擔除外，而有關債務將注入或投資於銀河娛樂，以供根據先舊後新配售、供股或私人配售銀河娛樂股份而發行銀河娛樂股份；
「美元」	指	美利堅合眾國貨幣。

本通函所載若干數字經四捨五入調整。因此，總數合計不一定準確地相等於100%。

本通函及隨附代表委任表格之中英文本如有任何歧義，概以英文本為準。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)*
呂耀東*(副主席)*
陳啟能
徐應強
鄧呂慧瑜，*太平紳士*

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

非執行董事：
張惠彬博士，*太平紳士**
鄭慕智，*GBS，OBE，太平紳士*
顏志宏*
葉樹林博士，*LLD**
唐家達

* *獨立非執行董事*

敬啟者：

銀河娛樂集團有限公司

可能向PERMIRA 投資工具發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兑換為新股
及支付現金
向關連人士悉數償還「B」類浮息無抵押貸款票據之關連交易、
委任新董事
及更新發行股份之一般授權

緒言

銀河娛樂於二零零七年十月十一日宣佈，建議透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000

港元而於完成後大大加強其資本結構，並於二零零七年十月十二日宣佈，銀河娛樂已經以每股銀河娛樂股份8.58港元額外配售150,000,000股新股，進一步注資現金淨額約13億港元，連同完成後之現金注資淨額14億港元，現金注資淨額合共27億港元。

本通函載有認購協議、投資者權利協議及浮息票據協議之進一步詳情、委任額外銀河娛樂董事及新發行授權之建議、銀河娛樂獨立董事會就浮息票據協議及新發行授權提供之意見、獨立財務顧問德國商業銀行就浮息票據協議及新發行授權致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見以及其他遵守上市規則之資料及召開銀河娛樂股東特別大會之通告。

該等建議涉及下列就銀河娛樂而言屬重大之事宜：

認購協議

於二零零七年十月八日，銀河娛樂同意按每股認購股份之交易價格向Permira投資工具發行認購股份。323,384,000股新股之認購股份應付總代價為2,722,893,280港元，將於完成時以現金支付。認購協議之進一步詳情載於下文。

股份出讓協議

於二零零七年十月八日，嘉華國際全資附屬公司Sutimar同意按每股銷售股份之交易價格向Permira投資工具出售銷售股份。452,500,000股銷售股份之應付總代價為3,810,050,000港元，將於完成時以現金支付。股份出讓協議之進一步詳情載於本通函嘉華國際董事會函件。

投資者權利協議

於二零零七年十月八日，銀河娛樂、Permira SPV I、主要股東與Permira LP 就認購協議訂立投資者權利協議。投資者權利協議之進一步詳情載於下文。

浮息票據協議

於二零零七年十月八日，銀河娛樂與票據持有人訂立浮息票據協議，據此(其中包括)銀河娛樂同意按每股兑換股份之交易價格兑換浮息票據本金額約50%及應計利息(即1,320,289,680港元)為兑換股份，並以現金贖回本金餘額(根

據浮息票據條款，銀河娛樂可選擇於發行認購股份時贖回浮息票據）。完成後，將無未償還浮息票據，而銀河娛樂將不再結欠銀河娛樂任何關連人士任何重大負債。浮息票據協議之進一步詳情載於下文。

互為條件

認購協議、股份出讓協議及浮息票據協議各自互為條件，除非三份協議全部同時或大致同時完成，否則全部均不會完成。投資者權利協議須待認購協議、股份出讓協議及浮息票據協議各自完成後，方告生效，原因為倘上述任何協議未能完成，投資者權利協議將告失效，且儘管該等協議毋須取得有關批准，惟將於銀河娛樂股東特別大會上提呈銀河娛樂獨立股東批准。

票據持有人為銀河娛樂之關連人士，故浮息票據協議構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）獲得銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要股東（包括票據持有人）、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

交易價格

交易價格每股銀河娛樂股份8.42港元較：

- 最後交易日期聯交所所報收市價每股銀河娛樂股份9.00港元折讓約6.4%；

- 二零零七年九月二十八日至最後交易日（包括該日）期間聯交所所報連續5個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%；

- 二零零七年八月二十三日至最後交易日（包括該日）連續30個交易日之平均收市價每股銀河娛樂股份7.99港元有溢價5.4%；

- 二零零七年五月二十九日至最後交易日（包括該日）連續90個交易日之平均收市價每股銀河娛樂股份7.78港元有溢價8.3%；

- 最後可行日期聯交所所報收市價每股銀河娛樂股份8.08港元有溢價約4.2%；

- 二零零七年十月二十九日至最後可行日期(包括該日)期間聯交所所報連續5個交易日平均收市價每股銀河娛樂股份8.24港元有溢價約2.2%；

- 二零零七年九月十二日至最後可行日期(包括該日)連續30個交易日之平均收市價每股銀河娛樂股份8.31港元有溢價約1.3%；

- 二零零七年六月十八日至最後可行日期(包括該日)連續90個交易日之平均收市價每股銀河娛樂股份7.84港元有溢價約7.4%；

於二零零七年六月三十日，銀河娛樂之未經審核綜合資產淨值(不包括少數股東權益)約每股銀河娛樂股份4.05港元。交易價格較銀河娛樂於二零零七年六月三十日之未經審核綜合資產淨值(不包括少數股東權益)每股銀河娛樂股份4.05港元有溢價約108%。緊隨完成後，估計資產淨值(不包括少數股東權益)將約為每股銀河娛樂股份4.75港元。

交易價格乃參考下列各項後，經訂約各方公平磋商釐定：

- 分析可資比較公司進行之配售；

- 分析引入Permira 基金投資者獲得之策略價值；及

- 分析邀得資源充裕且信譽昭著之企業成為主要股東可能對銀河娛樂之增長前景帶來之好處。

建議將透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元大大加強銀河娛樂之資本結構。

股東協議

於二零零七年十月八日，Permira投資工具與主要股東訂立股東協議，載列彼等之間有關監管銀河娛樂及買賣銀河娛樂股份之若干安排。倘認購協議、股份出讓協議及浮息票據協議未能完成，股東協議將告失效。股東協議之進一步詳情載於下文。

新發行授權

於二零零七年六月二十六日銀河娛樂股東週年大會，銀河娛樂董事獲授一般授權發行新銀河娛樂股份。150,000,000股銀河娛樂股份已根據該授權發行，餘下未發行之510,358,272股銀河娛樂股份將留待認購協議獲批准後行使反攤薄權利時發行。銀河娛樂向Permira投資工具承諾，完成前不會根據現行授權進一步發行新銀河娛樂股份，另除於認購協議獲批准後用於行使反攤薄權利外，現行授權將不可作任何其他用途。因此，銀河娛樂董事將於銀河娛樂股東特別大會徵求授出新發行授權。

股權結構

下圖説明銀河娛樂及嘉華國際於完成前及緊隨完成後之公司及股權結構：

完成前


嘉華國際之董事（呂氏家族除外）
呂氏家族成員（呂博士及彼之配偶除外）
Super Focus、Mark Liaison、Premium Capital及呂博士（包括公司權益）及彼之配偶
Penta
嘉華國際公眾股東
0.12%
0.71%
54.53%
15.78%
28.86%
銀河娛樂董事（呂氏家族除外）
呂氏家族成員（主要股東除外）
嘉華國際
主要股東（包括票據持有人）
其他關連人士
銀河娛樂公眾股東
0.08%
6.50%
17.81%
43.34%
2.38%
29.90%
銀河娛樂

完成後


嘉華國際之董事
(呂氏家族除外)
呂氏家族成員
(呂博士及
彼之配偶除外)
Super Focus、
Mark Liaison、
Premium Capital
及呂博士
(包括公司權益)
及彼之配偶
Penta
嘉華國際公眾股東
0.12%
0.71%
54.53%
15.78%
28.86%
Permira
SPV I
Permira
SPV II
銀河娛樂董事
(呂氏家族
除外)
呂氏家族成員
(主要股東
除外)
嘉華國際
主要股東
(包括票據
持有人)
其他關連人士
銀河娛樂
公眾股東
3.83%
15.89%
0.07%
5.70%
4.13%
42.03%
2.09%
26.25%
銀河娛樂

附註：

1. 以上股權結構圖之若干數字經四捨五入調整。因此，總數不一定為100%。

2. City Lion及Recurrent Profits計入主要股東項下。Netfinity並非主要股東，其權益計入呂氏家族成員(主要股東除外)項下。

現時預計緊隨完成後超過25%銀河娛樂股份將由公眾持有。倘有需要，將於完成前採取步驟，確保銀河娛樂於緊隨完成後具備足夠公眾持股量。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

協議

認購協議

認購協議之主要條款概要載列如下：

日期：	二零零七年十月八日
認購協議訂約各方：	1. 銀河娛樂； 2. Permira 投資工具；及 3. Permira LP。

主要事項： Permira投資工具個別有條件同意按交易價格認購認購股份。

代價： 交易價格為每股認購股份8.42港元，合共2,722,893,280港元，將於完成時以現金支付。進一步詳情載於下文。

假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動，認購股份相當於銀河娛樂現有已發行股本約9.4%及銀河娛樂緊隨完成後經擴大已發行股本約8.2%。

條件： 下列先決條件必須達成，方告完成：

- 銀河娛樂股東（根據上市規則或聯交所批准表決之股東）於銀河娛樂股東特別大會通過決議案，以：

  (i) 批准認購協議及認購協議項下擬進行交易；

  (ii) 批准反攤薄權利；

- 聯交所上市委員會批准所有認購股份上市及買賣，且有關上市批准其後並無於完成日期前撤回；

- 股份出讓協議所有先決條件（有關認購協議及浮息票據協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免；及

- 浮息票據協議所有先決條件(有關認購協議及股份出讓協議先決條件達成或獲豁免之先決條件除外)達成或按照其條款獲豁免。

倘各項條件未能於二零零七年十二月三十一日下午五時正或銀河娛樂與Permira投資工具可能協定之較後日期前達成,認購協議將自動終止,除之前任何違反外,訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

資料權利: Permira董事將有合理權利取得銀河娛樂其他董事一般可取得之資料。

Permira投資工具契諾: 各Permira投資工具與銀河娛樂契諾:

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%),其將會並將促使其直接及間接控股公司(為免疑慮,不包括Permira基金及Permira 基金任何投資者或彼等之直接或間接控股公司)不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十(10%);

- 不會於禁售期內轉讓任何適用股份或任何適用股份當中權益。各Permira投資工具可於禁售期後轉讓其銀河娛樂股份,條件為於完成日期起計八(8)年內,不得向競爭對手或受限制人士作出並非屬場內銷售之轉讓;

- 將採取一切合理措施確保其進行之任何銀河娛樂股份轉讓不會導致銀河娛樂股份出現無秩序市場;

- 倘Permira投資工具所持股權合計跌至低於銀河娛樂已發行股本百分之五(5%)，其將隨即就其所進行任何轉讓書面知會銀河娛樂，並另行就其所持銀河娛樂股權水平每月知會銀河娛樂，及其後就其股權任何其他變動於合理可行情況下盡快知會及通知銀河娛樂，惟倘Permira投資工具股權合計跌至低於適用股份百分之二十五(25%)，則有關責任將自動終止；及

- 完成後，除因行使其反攤薄權利而進行者外，其將不會於緊隨其後合理預期銀河娛樂將違反上市規則項下「公眾持股量」規定之情況下購入任何銀河娛樂股份。

反攤薄權利：

在發行股本或股本掛鈎資本情況下，Permira投資工具有權額外認購銀河娛樂股份、可兑換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以維持其股權百分比。Permira投資工具獲賦予認購該等額外銀河娛樂股份、認股權證或其他權利之價格及條款，將相等於其向第三方提呈或作出之股本或股本掛鈎資本發行之價格及條款。於完成後，Permira投資工具將同時成為銀河娛樂之主要股東，因此亦為銀河娛樂之關連人士(定義見上市規則)。行使Permira投資工具權利將構成銀河娛樂之關連交易，因此，須獲得銀河娛樂獨立股東批准，方可授出有關權利。

反攤薄權利年期為完成日期起計三年。

因反攤薄權利而可能須予發行之銀河娛樂股份，不會計入銀河娛樂董事可能不時獲授之發行股份一般授權，並須待反攤薄權利於銀河娛樂股東特別大會獲批准後，方可作實。除本通函所述者外，反攤薄權利獲行使時發行銀河娛樂股份毋須再徵求銀河娛樂股東批准。

反攤薄權利將於下列較早時間終止生效：

- Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；及
- 完成日期起計滿三週年。

投資者權利協議

投資者權利協議之主要條款概要載列如下：

日期：	二零零七年十月八日
投資者權利協議訂約各方：	1. 銀河娛樂； 2. Permira SPV I； 3. Permira LP；及 4、 主要股東。
主要事項：	向Permira SPV I授出若干權利。
條件：	無

儘管根據上市規則第14A章，投資者權利協議構成銀河娛樂之持續關連交易，惟該協議並不涉及金錢，故獲豁免遵守任何股東批准規定。然而，倘認購協議失效或終止，投資者權利協議亦將終止。

提名： 只要Permira投資工具合共實益持有適用股份超過百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名兩名人士加入銀河娛樂董事會及倘有關提名獲得有關主管政府或監管機構同意或批准則加入有關董事會出任非執行董事；而只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)但少於百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名一名人士加入銀河娛樂董事會及倘有關提名獲得有關主管政府或監管機構同意或批准則加入有關董事會出任非執行董事(獲提名加入所有有董事會之人士須為同一人)。Permira董事之身份須獲銀河娛樂事先書面批准，銀河娛樂不得不合理拒絕或延遲作出有關批准，倘Permira SPV I按Permira LP指示提名之該名人士為Permira Advisers LLP之合夥人，則有關批准須由銀河娛樂作出，除非該名人士現時或過往為競爭對手之董事或高級職員。

倘Permira投資工具於銀河娛樂實益擁有之股權總額低於上文所載限額，則Permira SPV I於十天內促使相關Permira董事退任。

有權委任一名Permira董事加入有關董事會之執行委員會及有關董事會任何其他委員會(審核委員會除外)。

終止： 投資者權利協議將於下列情況終止：

- 倘於完成後，就特定人士而言(銀河娛樂或Permira LP除外)，該名人士終止按投資者權利協議之條款持有任何銀河娛樂股份；

- 倘於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)擁益；

- 倘於完成後，Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；

- 倘未能於二零零八年一月八日或認購協議或股份出讓協議按其條款終止(以較早者為準)前完成；

- Permira投資工具嚴重違反或並無遵守其於投資者權利協議或股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東或銀河娛樂就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或

- 於完成日期後滿八(8)年之日。

股東協議

股東協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股東協議訂約方：	1. Permira投資工具；及 2. 主要股東， 於最後可行日期，主要股東合共持有1,496,551,874股銀河娛樂股份，相當於銀河娛樂表決權約43.3%。
主要事項：	主要股東及Permira投資工具各自同意(在其能力範圍以內，但須遵守所有適用法例及(就身為公司董事之主要股東而言)彼等之受信責任)，除非事先獲得其他訂約方書面同意，否則直至完成為止及其後直至下列較早日期為止：(A)完成日期後滿

八(8)年之日；或(B) Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日：

- 除集團內公司間任何安排外，銀河娛樂集團旗下成員公司不得為偏離銀河娛樂集團業務性質或策略之目的，招致或訂立或同意訂立任何協議或融資，以取得任何個別金額為5,000,000美元或以上之借款、墊款、信貸或融資或其他債務或屬借款性質之責任(「借款」)，或於任何十二(12)個月期間內連同銀河娛樂集團成員公司所有借款合計為15,000,000美元或以上之任何借款；

- 其將不會提呈任何將銀河娛樂自願除牌之建議，亦不會以其銀河娛樂股份就該等建議投贊成票，除非任何銀河娛樂股份之除牌建議乃就下列事項作出：(i)有關根據收購守則作出之收購建議；或(ii)有關全部銀河娛樂股份獲准另行於國際認可證券交易所上市或另行上市後；或(iii)有關出售全部或絕大部分銀河娛樂資產連同擬向銀河娛樂股東作出分派之建議；

- 銀河娛樂集團之業務性質或策略並無基本變動(包括但不限於終止業務)；

- 倘主要股東收購銀河娛樂之表決權，而有關收購將導致Permira投資工具產生就銀河娛樂股份提出強制性全面收購建議之責任；或倘Permira投資工具收購銀河娛樂之表決權，而有關收購將導致主要股東產生有關責任，則將不會收購任何銀河娛樂之表決權，惟就Permira投資工具而言，此規定不適用於其根據反攤薄權利收購表決權之情況；及

- 倘緊隨其後合理預期銀河娛樂將違反上市規則項下公眾持股量規定，其將不會收購任何銀河娛樂股份，惟Permira投資工具根據其反攤薄權利收購股份除外。

各主要股東同意(在其作為銀河娛樂股東之能力範圍以內，但須遵守所有適用法例及(就身為任何公司董事之主要股東而言)彼等作為董事在以董事身份採取及促使採取行動時之受信責任)，作出或促使作出一切行動及進行或促使進行一切所需事宜，以確保主要股東及與彼等一致行動之該等銀河娛樂股東(Permira投資工具除外)所持銀河娛樂股份於任何時間(直至完成日期為止及其後直至下列較早日期為止：(A)完成日期後滿八(8)年之日；或(B) Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日)均構成：

- 銀河娛樂單一最大股東(作為團體)；及

- 不少於銀河娛樂當時已發行股本百分之三十五(35%)。

銀河娛樂股份轉讓

各主要股東及Permira投資工具同意，不會於禁售期內轉讓任何銀河娛樂股份或任何銀河娛樂股份當中任何權益，不包括除外轉讓。其後直至完成日期後滿八年之日期間，不得於聯交所以外向競爭對手或受限制人士出售。

倘Permira基金於禁售期內終止直接或間接實益擁有各Permira投資工具之表決權最少百分之九十(90%)，各Permira投資工具將被視作已違反上述協議，於禁售期後，倘競爭對手或受限制人士收購Permira投資工具任何權益，則各Permira投資工具亦被視作已違反上述協議。

只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，則各Permira投資工具承諾不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十。

隨售權

自完成起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)之日之較早日期止期間，除除外轉讓、獲准場內銷售或「轉讓」釋義中明確允許之產權負擔外，主要股東不會作出任何建議轉讓，除非：

- Permira投資工具已書面同意有關轉讓；或
- 建議買方書面提出建議，收購下文所述數目之Permira投資工具所持銀河娛樂股份。

倘上述建議並非或並無根據股東協議條款作出，則Permira投資工具有權向相關主要股東出售該等數目之銀河娛樂股份。

Permira投資工具有權向建議買方或該主要股東轉讓彼等當時實益持有之該部分適用股份，數目相等於建議賣方擬就主要股東於該轉讓前所持銀河娛樂股份總數出售之該部分銀河娛樂股份數目。

優先出價權

自完成日期起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)之較早日期止期間，除獲准場內銷售或「轉讓」釋義中明確允許之產權負擔外，主要股東就Permira 投資工具擬進行之任何銀河娛樂股份轉讓將享有優先出價權。

終止：

股東協議將於下列情況終止：

- 於完成後，就特定人士而言，倘該名人士終止按股東協議條款持有任何銀河娛樂股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)；
- 倘未能於二零零八年一月八日或(倘為較早)認購協議或股份出讓協議按其條款終止前完成；

- Permira投資工具嚴重違反或並無遵守其於股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，而競爭對手收購或持有Permira投資工具或彼等之直接控股公司(為Permira基金之附屬公司)之股權或實益權益。

浮息票據協議

浮息票據協議之主要條款概要載列如下：

日期：	二零零七年十月八日
浮息票據協議訂約方：	1. 銀河娛樂；及 2. 票據持有人。
主要事項：	銀河娛樂有條件同意按每股兑換股份之交易價格兑換1,320,289,680港元之浮息票據本金額為新銀河娛樂股份，並償還餘額。浮息票據所有累計及未支付之利息將於完成時以現金支付。
兑換股份：	兑換股份相當於銀河娛樂現有已發行股本約4.5%及銀河娛樂緊隨完成後(假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兑換股份外，其已發行股本並無任何變動)經擴大已發行股本約4.0%。

先決條件：

償還及兑換浮息票據須待下列先決條件達成後，方可作實：

(i) 浮息票據協議及據此擬進行之交易（包括發行及配發兑換股份）均已獲銀河娛樂股東（或聯交所並無規定須放棄表決之有關股東）於股東大會以按股數投票表決方式通過決議案批准；

(ii) 聯交所批准兑換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤回或暫停銀河娛樂之上市地位；及

(iii) 認購協議及股份出讓協議所有先決條件（有關達成浮息票據協議先決條件之先決條件除外）達成或按照其條款獲豁免。

條件一概不得豁免。

訂約各方將盡合理努力合作確保達成條件。倘任何條件未能於二零零七年十二月三十一日或票據持有人共同與銀河娛樂可能書面協定之較後日期前達成，銀河娛樂可透過向其他訂約方發出通知，選擇終止浮息票據協議。

完成：

認購協議及股份出讓協議將於浮息票據協議完成時同時完成，致使除非全部協議同時或大致同時完成，否則全部均不會完成。

浮息票據

浮息票據最初由銀河娛樂於二零零五年七月發行，作為發行本金額合共2,544,239,603港元其中一部分，當中合共172,434,536港元本金額已經償還。浮息票據不得按其條款兑換，並載有具下列效力之條款。

未償還本金額：	2,371,805,067港元
到期日：	二零零八年九月三十日
狀況：	浮息票據項下之債務構成銀河娛樂之一般無抵押債務，各自之間具有同等地位，並與銀河娛樂所有其他現行及日後無抵押及後償債務享有同等權益。
利息：	利息現時按年息率6厘累計及每年複合計算，將於償還浮息票據或到期時支付。 只要尚有未償還浮息票據，除非直至宣派股息之日為止累計之所有利息已先行支付，否則銀河娛樂不得宣派股息。
贖回：	銀河娛樂可隨時透過發出三個營業日之不可撤回事先書面通知，按面值加累計及未支付之利息，贖回浮息票據。 銀河娛樂可酌情以任何股本相關集資活動所得款項淨額贖回浮息票據。

股份出讓協議

股份出讓協議主要條款摘要，請參閱本通函嘉華國際董事會函件「股份出讓協議」一節。

上市

已經向聯交所申請批准認購股份及兑換股份上市及買賣，現時預計於緊隨完成後，銀河娛樂股份之公眾持股量將多於25%，倘有需要，於完成前將採取適當步驟，確保於緊隨完成後銀河娛樂股份之公眾持股量不少於25%。有關步驟可能包括由就上市規則而言並非公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上

市規則而言屬公眾股東之人士發行新銀河娛樂股份。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兑換股份上市及買賣。為完成作準備，銀河娛樂已於二零零七年十月十二日向獨立承配人配售150,000,000股新銀河娛樂股份，務求其股份緊隨完成後之公眾持股量達約26.25%。

反攤薄權利

於銀河娛樂股東特別大會上將提呈有關根據反攤薄權利發行新銀河娛樂股份之特別授權。

行使該等權利須受上市規則規限。聯交所表示根據行使反攤薄權利發行銀河娛樂股份須待下列條件達成後，方可作實：

(a) 有關Permira投資工具有權行使反攤薄權利之新銀河娛樂股份定價須取得銀河娛樂董事(包括銀河娛樂獨立非執行董事)批准，而該等董事不得於該交易中擁有任何直接權益，且與Permira投資工具或彼等之聯繫人士概無關連；

(b) 倘根據行使反攤薄權利將予發行之銀河娛樂股份較基準價格折讓多於10%，基準價格指(以最高者為準)：

 (i) 就反攤薄權利建議發行銀河娛樂股份之行使日期收市價；及

 (ii) 緊接以下最早發生事項前五個交易日之平均收市價：

  (1) 就反攤薄權利建議發行銀河娛樂股份(如有)刊發公佈之日；

  (2) 行使反攤薄權利之相關日期；及

  (3) 釐定行使反攤薄權利認購價之日，

 獨立財務顧問須就向Permira投資工具發行新銀河娛樂股份之價格或價值公平與否提供意見，除上述銀河娛樂董事批准外，銀河娛樂須於其就任何有

關Permira投資工具行使反攤薄權利而發行新銀河娛樂股份將予刊發之公佈載入有關意見提述；

(c) 倘根據Permira投資工具行使反攤薄權利將予發行之新銀河娛樂股份較上述基準價格折讓20%或以上，則須事先就有關發行取得銀河娛樂獨立股東批准；

(d) Permira投資工具於行使反攤薄權利時之發行價不得少於向獨立第三方提呈之價格；及

(e) 根據反攤薄權利可能發行之新銀河娛樂股份數目，最多不得超過完成時根據銀河娛樂於二零零七年六月二十六日舉行之股東週年大會上授予銀河娛樂董事之一般授權可供發行銀河娛樂股份之數目。於最後可行日期，150,000,000股銀河娛樂股份已根據該一般授權發行，銀河娛樂已向Permira投資工具保證，於完成前不會根據該授權發行任何銀河娛樂股份，因此，按照反攤薄權利可予發行之銀河娛樂股份數目最多為510,358,272股。向Permira投資工具發行超出該數目之銀河娛樂股份將須符合上市規則第14A章之規定。

認購協議、浮息票據協議、投資者權利協議及股東協議

訂立認購協議、浮息票據協議、投資者權利協議及股東協議之理由

銀河娛樂之主要業務為在澳門開發及經營娛樂場、博彩及博彩相關設施以及相關消閒及娛樂設施，亦在香港、澳門及中國經營生產、銷售及分銷建築材料之業務。

銀河娛樂董事會相信，Permira投資工具及票據持有人(以兑換股份形式)注入巨額永久資本，並相應消除浮息票據代表之重大負債，將大幅改善銀河娛樂之資本結構及財務彈性，尤其為其於澳門之重大發展及資本投資籌集資金。提早贖回浮息票據亦有助減少應付利息及在會計層面改善銀河娛樂之盈利能力。

以「Permira」之名義經營之顧問包括Permira Advisers LLP，彼等均為具領導地位之國際私人股權投資公司，有二十多年協助企業開展業務之經驗。二十年來，Permira曾協助成立十九隻基金，所涉資金總額約220億歐元(按1歐元兑10.9港元之

匯率計算約為2,400億港元)。過往十年,Permira之資金40%投資於消閒、零售及消費行業,所投資公司包括*Cortefiel*、*Ferretti*、*Hugo Boss*及*Valentino*,Permira尤擅長投資於國際博彩業,旗下投資包括歐洲最大規模博彩公司*Gala Coral*及意大利第二大彩券營運商*Sisal*。

銀河娛樂董事會相信,Permira基金之網絡及資源將有助銀河娛樂發展業務,Permira董事亦將為銀河娛樂集團帶來豐富公司管治專業知識以及財務管理技巧及支持,對銀河娛樂集團有利。

銀河娛樂董事及管理層

根據投資者權利協議及受「協議」一節「投資者權利協議」所載限制所規限,銀河娛樂將委任Permira SPV I兩名提名人加入銀河娛樂董事會及有關董事會為非執行董事,並將於銀河娛樂股東特別大會提呈有關上述委任之決議案。預期銀河娛樂之執行或非執行董事或管理層不會因完成有任何其他變動。

首兩位Permira董事建議為Martin Clarke博士及Guido Paolo Gamucci先生,委任彼等之決議案將於銀河娛樂股東特別大會提呈。倘決議案不獲通過,Clarke博士及Gamucci先生將以銀河娛樂董事之決議案獲委任為董事,自完成起生效。

兩名建議新任銀河娛樂董事簡歷如下:

Martin Clarke,51歲,於二零零四年成為Permira合夥人,現為Permira消費者部主管。彼曾參與之交易包括Gala Coral Group、New Look、Principal Hotels 及 Telepizza。

Martin Clarke具備超過二十年私人股權經驗,加盟Permira前,彼乃Prudential plc 屬下私人股權公司PPMV創辦董事之一,曾參與發展業務,由專注英國業務之小規模經營發展至擁有逾三十五名專業人員派駐倫敦、歐洲及遠東地區之隊伍。彼亦曾參與超過二十宗交易,並特別對消費、休閒及零售業務感興趣。

Martin Clarke 擁有英國劍橋大學歷史碩士及博士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外,Clarke博士並無於銀河娛樂集團出任任何職位。於最後可行日期前過去三年,Clarke博士並無於任何上市公司擔任董事職務。

銀河娛樂與Clarke博士將不會訂立書面董事服務合約。彼將不會按特定任期獲委任，惟彼作為銀河娛樂董事之年期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連任。彼之董事酬金將包括年度董事袍金（將由銀河娛樂董事會建議並於下一年銀河娛樂股東週年大會上經銀河娛樂股東批准）。彼之董事酬金乃參考彼於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除為Permira董事外，Clarke博士與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於最後可行日期，彼並無持有證券及期貨條例第XV部所界定之任何銀河娛樂股份權益。

除本通函披露者外，銀河娛樂董事會並不知悉有任何其他有關建議委任Clarke博士之事宜須知會銀河娛樂股東，亦無任何根據上市規則第13.51(2)條第(h)至(v)段之規定須予披露之資料。

Guido Paolo Gamucci，55歲，現為Permira亞太區業務主席及Permira合夥人，曾管理Permira米蘭辦事處。Guido Paolo曾參與多宗交易，當中包括DinoSol Supermercados、EEMS、Ferretti集團及Seat PG之項目。

於一九九七年加入Permira前，彼曾任職意大利 UBS Capital六年，為創辦合夥人兼董事總經理。此前，Gamucci先生於意大利Citicorp任職投資銀行副主管及意大利區司庫。

Guido Paolo擁有意大利羅馬大學機械工程學士學位及法國INSEAD商學院工商管理碩士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Gamucci先生並無於銀河娛樂集團出任任何職位。於最後可行日期前過去三年，Gamucci先生曾於二零零三年八月一日至二零零五年九月三十日為一家於米蘭證券交易所(Milan Stock Exchange)上市之公司Seat Pagine Gialle SpA之董事，另曾於一九九九年五月二十四日至二零零六年十一月八日為一家於米蘭證券交易所上市之公司EEMS Italia SpA之董事。

銀河娛樂與Gamucci先生將不會訂立書面董事服務合約。彼將不會按特定任期獲委任，惟彼作為銀河娛樂董事之任期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連

任。彼之董事酬金將包括年度董事袍金(將由銀河娛樂董事會建議並於下一年銀河娛樂之股東週年大會上經銀河娛樂股東批准)。彼之董事酬金將參考彼於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除為Permira董事外,Gamucci先生與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於最後可行日期,彼並無持有證券及期貨條例第XV部所界定之任何銀河娛樂股份權益。

除本通函披露者外,銀河娛樂董事會並不知悉有任何其他有關建議委任Gamucci先生之事宜須知會銀河娛樂股東,亦無任何根據上市規則第13.51(2)條第(h)至(v)段之規定須予披露之資料。

於最後可行日期,除本通函披露者外,主要股東、呂氏家族、銀河娛樂董事及與彼等一致行動人士概無於銀河娛樂股份及/或僱員購股權中擁有任何權益。

認購協議—銀河娛樂所得款項用途

銀河娛樂計劃以認購協議所得款項撥付下列項目所需資金:(i)博彩相關業務;(ii)發展設施;(iii)收購機會;(iv)一般營運資金;及(v)重組銀河娛樂集團債務組合,包括但不限於償還未償還浮息票據之百分之五十(50%),以進一步履行浮息票據協議條款。所得款項淨額約1,320,000,000港元將撥付償還浮息票據。

一般而言,博彩相關業務及設施發展將包括但不限於在銀河娛樂之路氹地點投資餐飲店舖及水療中心以及發展會議設施、購物商場及影院以及類似設施。銀河娛樂並未覓得任何特別收購機會。

銀河娛樂董事認為,發行認購股份及兌換浮息票據將可顯著改善銀河娛樂之資本結構,並大大降低銀河娛樂之資本負債比率,同時以永久資金取代浮息票據所代表負債。成功完成將大幅提高銀河娛樂之財務彈性,有利於日後發展計劃,亦可擴闊銀河娛樂之股東及資金基礎。浮息票據獲兌換及償還後,銀河娛樂集團旗下成員公司概無結欠銀河娛樂集團關連人士任何重大未償還債務。

上市規則之相關規定

票據持有人為銀河娛樂之關連人士,浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待(其中包括)銀河娛樂獨立股東批准後,方可作實,而倘認購協議未能完成,則投資者權利協議將告失效。表決將以按股數投票方

式進行。主要股東(包括票據時有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方,亦無上市規則對銀河娛樂構成影響。

於最後可行日期,嘉華國際及與其一致行動人士(即呂博士、City Lion、Super Focus、Mark Liaison及Premium Capital)持有銀河娛樂已發行股本57.8%。

銀河娛樂於過往十二個月之集資活動

銀河娛樂於最後可行日期前十二個月內進行之集資活動如下:

公佈日期	事項	所得款項淨額	於公佈所載所得款項計劃用途	所得款項實際用途
二零零六年十二月六日	發行銀河娛樂可換股債券	約235,150,000美元(約1,834,170,000港元)	撥作擴展銀河娛樂旗下GalaxyWorld Mega Resort之資金及營運資金	與計劃用途相同
二零零七年十月十二日	配售150,000,000股銀河娛樂股份	約1,252,818,000港元	撥支(i)博彩相關業務,(ii)發展設施,(iii)收購機會,及(iv)一般營運資金	與計劃用途相同

除上文披露者外,銀河娛樂於最後可行日期前十二個月內並無進行任何股本集資活動。

銀河娛樂可換股債券

除兌換價將因發行認購股份及兌換股份而作出以下調整外,協議或股東協議中之建議各部分,均毋須根據銀河娛樂可換股債券徵求批准或同意;亦無任何部分將導致須對銀河娛樂可換股債券任何條款作出調整。

調整規定須(其中包括)參照銀河娛樂於緊隨認購股份及兌換股份發行前後已發行之銀河娛樂股份數目,惟未能於本通函日期及銀河娛樂股東特別大會前釐定。銀河娛樂將就根據銀河娛樂可換股債券條款調整兌換價知會銀河娛樂可換股債券持有人事宜。

該等建議對銀河娛樂股權所造成變動

下文載列主要股東(包括票據持有人)、呂氏家族成員(主要股東除外)、嘉華國際、彼等各自之聯繫人士及與彼等一致行動人士、銀河娛樂董事以及彼等各自之聯繫人士、Permira投資工具及銀河娛樂之公眾股東現時及在下文所載情況下將會實益擁有之銀河娛樂權益,當中包括假設新發行授權獲授出並完全運用所產生之攤薄影響:

	完成前		緊隨完成後但於行使任何銀河娛樂可換股債券(附註5)及僱員購股權(附註4)前		緊隨完成及全面行使僱員購股權(附註4)後但於行使任何銀河娛樂可換股債券(附註5)前		緊隨完成及全面行使銀河娛樂可換股債券(附註5)後但於行使任何僱員購股權(附註4)前		緊隨完成及全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)後		緊隨完成、全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)以及根據新發行授權發行全部銀河娛樂股份後	
	銀河娛樂股份數目	%	銀河娛樂股份數目	%	銀河娛樂股份數目	%	銀河娛樂股份數目	%	銀河娛樂股份數目	%	銀河娛樂股份數目	%
主要股東(包括票據持有人)	1,496,551,874	43.34	1,653,355,874	42.03	1,676,395,874	42.19	1,653,355,874	39.95	1,676,395,874	40.12	1,676,395,874	34.43
呂氏家族成員(主要股東除外)	224,304,664	6.50	224,304,664	5.70	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45	227,804,664	4.68
嘉華國際	614,984,047	17.81	162,484,047	4.13	162,484,047	4.09	162,484,047	3.93	162,484,047	3.89	162,484,047	3.34
銀河娛樂董事(呂氏家族成員除外)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17	7,152,533	0.15
銀河娛樂其他關連人士(附註3)	82,250,410	2.38	82,250,410	2.09	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97	82,250,410	1.69
Permira基金	0	0	775,884,000	19.72	775,884,000	19.52	775,884,000	18.75	775,884,000	18.57	775,884,000	15.93
公眾股東	1,032,526,833	29.90	1,032,526,833	26.25	1,041,885,833	26.22	1,237,340,837	29.90	1,246,699,837	29.83	1,937,373,909	39.79
總計	3,453,370,361	100	3,933,558,361	100	3,973,857,361	100	4,138,372,365	100	4,178,671,365	100	4,869,345,437	100

附註:

1. 以上百分比乃假設自最後可行日期起至完成止期間,除行使銀河娛樂可換股債券及僱員購股權外,銀河娛樂已發行股本並無任何變動而計算得出。

2. 誠如下文「一般事項」一節所述,現時之意向為於完成後維持銀河娛樂在聯交所之上市地位。倘有需要,將於完成前採取適當步驟,確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份,及/或向就上市規則而言屬公眾股東之人士發行新銀河娛樂股份。聯交所已向銀河娛樂表示,倘有關發行導致銀河娛樂股份之公眾持股量不足,將不會批准認購股份及兌換股份上市及買賣。

3. 銀河娛樂之「其他關連人士」指Future Leader Management Limited,該公司由銀河娛樂附屬公司之董事何安全先生控制。

4. 於最後可行日期,呂氏家族成員於根據僱員購股權獲授之購股權中擁有權益,涉及合共26,540,000股銀河娛樂股份。並非呂氏家族成員之其他銀河娛樂董事亦於根據僱員購股權獲授之購股權擁有權益,涉及合共4,400,000股銀河娛樂股份。僱員購股權詳情將載於附錄一。

5. 銀河娛樂可換股債券現時生效之兌換價為每股銀河娛樂股份9.14港元。

銀河娛樂毋須提出全面收購建議

全體主要股東為銀河娛樂單一最大股東及控股股東。緊隨完成後，透過直接及間接持有銀河娛樂股權，全體主要股東將繼續擁有銀河娛樂之控制權。出售銷售股份、發行認購股份及發行兑換股份將不會引致收購守則項下任何全面收購建議責任。

有關PERMIRA ADVISERS LLP及PERMIRA投資工具之資料

Permira Advisers LLP、Permira LP及Permira投資工具及彼等之最終實益擁有人為銀河娛樂及嘉華國際以及彼等各自之關連人士之獨立第三方。

Permira投資工具乃新設之指定目標工具，其主要業務為持有認購股份及銷售股份。Permira LP為Permira SPV I之實益擁有人。

嘉華國際、Sutimar及Permira投資工具獲Penta（就銀河娛樂董事所深知，於最後可行日期擁有嘉華國際已發行具表決權股份約15.78%之公司）承諾於嘉華國際股東特別大會就批准股份出讓協議之決議案投贊成票。

發行及配發股份之一般授權

銀河娛樂於二零零七年六月二十六日舉行的二零零七年股東週年大會通過普通決議案，授予銀河娛樂董事一般授權以(i)發行及配發銀河娛樂股份不超過銀河娛樂當日已發行股本20%及(ii)購回銀河娛樂股份不超過銀河娛樂當日已發行股本10%。於銀河娛樂二零零七年股東週年大會當日銀河娛樂已發行股份數目為3,301,791,361股。因此，根據二零零七年股東週年大會授出之一般授權，銀河娛樂董事會獲授權發行最多660,358,272股銀河娛樂股份。於最後可行日期，銀河娛樂已根據該授權發行150,000,000銀河娛樂股份（但並無購回任何銀河娛樂股份）及銀河娛樂自二零零七年股東週年大會後並無更新任何授權。然而，現有發行銀河娛樂股份之授權除用作於認購協議獲批准後行使反攤薄權利外，並不能用作任何其他用途。

銀河娛樂股東相信，新發行授權若獲授出，將提高銀河娛樂董事會管理銀河娛樂資本基礎之靈活彈性，特別是可提高銀河娛樂適時籌集額外資金之財務靈活彈性，以配合其娛樂場業務持續發展及／或未來可能出現之進一步商機。因此，現建議向銀河娛樂董事授出一項新一般授權，發行及配發相當於銀河娛樂於相關決議案

獲通過當日已發行股本20%上限之銀河娛樂股份。如獲授出，假設於最後可行日期至銀河娛樂股東特別大會日期期間，並無發行或購回任何銀河娛樂股份，新發行授權將可授權銀河娛樂董事會發行及配發最多690,674,072股新銀河娛樂股份。

如獲授出，新發行授權由有關決議案於銀河娛樂股東特別大會通過起生效，直至下列最早發生者為止：

(i) 下屆銀河娛樂股東週年大會結束；

(ii) 公司條例規定召開下屆銀河娛樂股東週年大會之期限屆滿；或

(iii) 銀河娛樂股東於股東大會以普通決議案撤銷或修改相關決議案所給予權力當日。

銀河娛樂並無即時計劃根據新發行授權發行任何銀河娛樂股份。

為符合上市規則第13.36(4)(a)，銀河娛樂之控股股東City Lion、嘉華國際、呂博士及彼之配偶以及彼等各自聯繫人士將就批准新發行授權之決議案放棄投贊成票，而表決將按股權投票表決方式進行。

如有需要，銀河娛樂董事將採取適當步驟，確保於根據新發行授權發行任何銀河娛樂股份時，銀河娛樂之公眾持股量不少於25%。倘根據新發行授權發行之銀河娛樂股份使銀河娛樂之公眾持股量少於25%，該等股份將不會發行。

建議增加法定股本

於最後可行日期，銀河娛樂之法定股本為688,800,000港元，分作6,888,000,000股銀河娛樂股份，其中3,453,370,361股已發行並繳足或入賬列為繳足。於完成後，共480,188,000股新銀河娛樂股份將發行為認購股份及兑換股份。為配合銀河娛樂集團未來擴展及增長，銀河娛樂董事建議增加銀河娛樂之法定股本，透過增發2,112,000,000股新銀河娛樂股份，由688,800,000港元分作6,888,000,000股銀河娛樂股份增至900,000,000港元分作9,000,000,000股銀河娛樂股份。

除於完成後發行認購股份及兑換股份以及根據反攤薄權利或行使僱員購股權或兑換銀河娛樂可換股債券時可能須予發行新銀河娛樂股份外，銀河娛樂現時並無任何計劃發行任何未發行股本。

一般事項

上市地位

現時之意向為完成後維持銀河娛樂在聯交所之上市地位，並預期完成後銀河娛樂股份之公眾持股量將超過25%。倘有需要，將於完成前採取適當步驟確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。此等步驟可能包括發行新銀河娛樂股份及／或由嘉華國際及／或主要股東向獨立第三方減配足夠銀河娛樂股份。聯交所向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兑換股份上市及買賣。

聯交所已聲明，將密切注視銀河娛樂股份在聯交所之買賣情況。倘聯交所相信：

- **銀河娛樂股份存在或可能存在虛假市場；或**

- **公眾人士所持銀河娛樂股份不足以維持有秩序之市場，**

聯交所將考慮行使其酌情權暫停銀河娛樂股份買賣。

由於完成須待若干先決條件達成後方可作實，因此該等建議不一定實行。銀河娛樂股東及潛在投資者買賣銀河娛樂股份時務請審慎行事。

獨立董事委員會

顏志宏先生及葉樹林博士組成銀河娛樂獨立董事委員會，以向銀河娛樂獨立股東提供有關浮息票據協議及新發行授權之推薦意見。

獨立財務顧問

銀河娛樂已委任德國商業銀行出任獨立財務顧問，以就浮息票據協議及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供推薦意見。

銀河娛樂股東特別大會

銀河娛樂股東特別大會謹定於二零零七年十一月二十一日星期三假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行，召開大會之通告載於本通函第102至第106頁。不論銀河娛樂股份持有人能否出席銀河娛樂股東特別大會，請按其上列印之指示填妥隨本通函附奉之**藍色**代表委任表格，並盡快交回銀河娛樂註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室（*請註明公司秘書收*）。惟無論如何

不遲於股東特別大會指定舉行時間48小時前交回。銀河娛樂股份持有人填妥及交回委任藍色委任表格後，屆時仍可依願親身出席股東特別大會或其任何續會，並於會上表決。

主要股東(包括票據持有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士共同控制或有權控制行使銀河娛樂表決權超過67.6%，將於銀河娛樂股東特別大會上就第1、2及3項決議案放棄表決。City Lion、嘉華國際、呂博士以及彼之配偶及彼等各自聯繫人士共同控制或有權行使控制銀河娛樂超過57.8%表決權，將於銀河娛樂股東特別大會上就第4及5項決議案放棄表決。除上述者外，據銀河娛樂董事作出一切合理查詢後深知、全悉及確信，並無其他銀河娛樂股東或彼等之聯繫人士於銀河娛樂股東特別大會將討論事宜中有重大權益，及根據上市規則須放棄於銀河娛樂股東特別大會表決。

要求按股權投票表決的程序

銀河娛樂章程細則第75條載有關於銀河娛樂股東可根據銀河娛樂組織章程文件要求按股權投票表決的程序，列示如下：

「75. 於任何股東大會提交會議表決之決議案，將以舉手投票方式表決，除非在宣佈舉手表決結果時或之前，或於撤回任何其他投票表決要求時，下述任何一方要求以投票表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會上有權表決而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會表決之股東之總表決權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會表決之本公司股份(已繳足股款總額相當於所有附有該等權利股份已繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會記錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。」

推薦意見

銀河娛樂董事認為，認購協議、投資者權利協議、浮息票據協議及新發行授權乃符合銀河娛樂及其股東整體利益。因此，銀河娛樂董事推薦銀河娛樂股份持有人表決贊成於銀河娛樂股東特別大會提呈之所有決議案。

閣下務請留意載於本通函之銀河娛樂獨立董事委員會推薦意見，以及載於本通函之德國商業銀行意見。

由於完成須待若干先決條件達成後方可作實，因此該等建議不一定實行。銀河娛樂股東及其潛在投資者在買賣銀河娛樂股份時務請審慎行事。

其他資料

閣下務請留意本通函其他章節及附錄所載資料，尤其務請留意載有股份出讓協議更多資料之嘉華國際董事會函件，倘股份出讓協議未有成為無條件，則認購協議、投資者權利協議及浮息票據協議將不會實行。

此致

銀河娛樂股東 台照
及僅供銀河娛樂可換股債券持有人參照

主席
呂志和博士
謹啟

二零零七年十一月五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)*
呂耀東
許淇安，*GBS，CBE，QPM，CPM(董事總經理(署理))*
倫贊球*(副董事總經理)*
鄧呂慧瑜，*太平紳士*

非執行董事：
鍾逸傑爵士，*KBE，GBM，CMG，Hon. RICS，太平紳士**
梁文建，*CBE，太平紳士*
黃乾亨博士，*GBS，太平紳士，LLD，DH*
李東海博士，*GBM，GBS，LLD，太平紳士**
陳有慶博士，*GBS，LLD，太平紳士**
張惠彬博士，*太平紳士**
廖樂柏*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

可能向PERMIRA投資工具
出售452,500,000股銀河娛樂集團有限公司股份
之主要及關連交易

緒言－出售

於二零零七年十月十一日，嘉華國際與銀河娛樂聯合宣佈嘉華國際全資附屬公司Sutimar同意以交易價格出售銷售股份，並與Permira投資工具簽訂股份出讓協議。銷售股份之歷史成本合共2,339,425,000港元，相當於每股銷售股份5.17港元。銷售股份之交易價格乃經各方參照嘉華國際於銀河娛樂之投資策略價值、銀河娛樂之業績及表現、銀河娛樂股份之最近交易表現及可資比較之以往交易後，公平磋商決定。Sutimar根據股份出讓協議將收取總代價3,810,050,000港元，將於完成時以現金支付。

股份出讓協議須待嘉華國際獨立股東於嘉華國際股東特別大會批准後，方告完成，而股份出讓協議與認購協議及浮息票據協議則同時完成。

股份出讓協議之主要條款概要

股份出讓協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股份出讓協議訂約各方：	1. 嘉華國際全資附屬公司Sutimar，作為賣方； 2. Permira投資工具，作為買方；及 3. 嘉華國際，作為Sutimar履行責任之擔保人。
主要事項：	Sutimar有條件同意按交易價格向Permira投資工具個別出售銷售股份。 銷售股份相當於銀河娛樂現有已發行股本約13.1%及銀河娛樂緊隨完成後(假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兑換股份外，其已發行股本並無任何變動)經擴大已發行股本約11.5%。
代價：	交易價格為每股銷售股份8.42港元，合共3,810,050,000港元，將於完成時以現金支付。
條件：	須待下列條件達成後，方告完成： • 認購協議根據其條款成為無條件，惟規定股份出讓協議已成為無條件或已完成之任何條件除外； • 嘉華國際股東(根據上市規則或聯交所批准表決之股東)於嘉華國際股東特別大會或書面同意(如適用)通過普通決議案，以批准根據股份出讓協議出售銷售股份，且有關同意於完成時仍具十足效力；及

- 嘉華國際完全符合與其履行股份出讓協議項下責任有關之所有相關規管要求，包括上市規則相關規則。

訂約各方不得單方面豁免任何先決條件。

倘各項條件未能於二零零七年十二月三十一日下午五時正或Sutimar與Permira投資工具可能協定之較後日期前達成，股份出讓協議將即時自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

完成： 股份出讓協議與認購協議及浮息票據協議將同時完成。

訂立股份出讓協議之理由

截至二零零六年十二月三十一日止財政年度，嘉華國際之綜合營業額、除税前溢利及除税後溢利分別為275,956,000港元、1,008,763,000港元及701,744,000港元。

截至二零零六年十二月三十一日止年度，銀河娛樂之經審核綜合(除税前)及(除税後)虧損淨額分別為1,525,662,000港元及1,531,510,000港元。截至二零零五年十二月三十一日止年度，經審核綜合(除税前)及(除税後)純利分別為2,398,388,000港元及2,396,705,000港元。銀河娛樂緊接出售前兩個財政年度並無宣派股息。

嘉華國際集團持有銀河娛樂股份於嘉華國際集團之賬簿內之歷史成本合共3,179,467,523港元，其中425,500,000股銷售股份將根據出讓協議由Sutimar出售，佔歷史成本合共2,339,425,000港元或73.6%。

嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務，而其於銀河娛樂(之前為嘉華國際之附屬公司)之權益為其之前控股權益之餘額。銀河娛樂於二零零五年收購銀河娛樂場股份有限公司之控制權，其後銀河娛樂不再是嘉華國際之附屬公司，更自此成為澳門娛樂場及博彩設施以及相關消閒設施之主要發展商及營運商。因此，銀河娛樂集團之業務與嘉華國際集團之核心業務之間極少關連，故嘉華國際董事相信，對市場而言，嘉華國際集團之業務重點並不清晰。嘉華國際執行董

事相信，由於出售將有助釐清嘉華國際集團之業務重點，此外，透過實現其非核心資產（即銷售股份）之價值，嘉華國際不單能確認出售項下重大收益（見下文「嘉華國際之出售利潤」一節），更可為其擴展核心物業業務籌集巨額資金，從而提升嘉華國際之前景及增長。

於股份出讓協議完成時，嘉華國際於銀河娛樂之股權將由17.81%減至4.13%（假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兑換股份外，銀河娛樂之已發行股本並無任何變動）。

本通函載有出售之進一步詳情、嘉華國際獨立董事委員會與ANZ就有關出售及股份出讓協議之推薦意見，上市規則規定之其他資料，以及為考慮及酌情批准出售及股份出讓協議而召開之嘉華國際股東特別大會之通告。

所得款項用途

嘉華國際擬將出售銷售股份所得款項約3,810,050,000港元撥付其物業發展業務及投資（如有）所需資金，及作一般營運資金。

上市規則之相關規定

就銷售股份應付嘉華國際之代價對比嘉華國際於二零零七年十月五日之總市值（參考緊接二零零七年十月八日前五個交易日嘉華國際股份的平均收市價計算）約為31.9%計算。因此，根據上市規則，股份出讓協議項下出售構成嘉華國際之主要交易。

股份出讓協議涉及嘉華國際出售銀河娛樂之權益，而銀河娛樂之主要股東呂博士透過主要信託為控制人，因此屬嘉華國際之關連人士，而出售根據上市規則第14A.13(1)(b)(i)條構成嘉華國際之關連交易。股份出讓協議及出售須待（其中包括）嘉華國際獨立股東於嘉華國際股東特別大會批准，方可作實。表決將以按股數投票方式進行。呂博士及彼控制之公司、彼之配偶、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

嘉華國際債券

根據協議，該等建議各部分均毋須根據嘉華國際債券徵求批准或同意，亦無任何部分將導致須對嘉華國際債券任何條款作出調整。

出售利潤

嘉華國際出售利潤估計約為1,470,625,000港元。嘉華國際之估計出售利潤乃按銷售股份之總交易價格計算。假設已發行嘉華國際股份數目自最後可行日期至嘉華國際股東特別大會當日止並無變動，出售將增加每股嘉華國際股份之資產淨值，而嘉華國際集團於完成後將具有正數現金淨值。

獨立董事委員會

嘉華國際獨立非執行董事鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成嘉華國際獨立董事委員會，其對於出售之推薦意見之函件載於本通函第66至67頁。

獨立財務顧問

ANZ獲委任為嘉華國際獨立董事委員會及嘉華國際獨立股東有關出售之獨立財務顧問，其所發出之函件載於本通函第68至83頁。

餘下權益

假設自最後可行日期至完成止期間，除兌換股份及認購股份外，並無進一步發行銀河娛樂股份，則緊隨完成後，嘉華國際將間接持有162,484,047股銀河娛樂股份（歷史成本總合共840,042,523港元），相當於已發行銀河娛樂股份約4.13%。嘉華國際目前無意在現階段或完成後即時出售其持有之銀河娛樂股份，但會考慮各種方案。

嘉華國際股東特別大會

嘉華國際謹訂於二零零七年十一月二十一日星期三假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行嘉華國際股東特別大會，召開大會之通告載於本通函第107至108頁。會上將提呈普通決議案以批准股份出讓協議。決議案將以按股數投票方式表決。

嘉華國際股份持有人不論能否出席嘉華國際股東特別大會，均務請盡快按其所印列指示填妥隨本通函附奉之**白色**代表委任表格，並交回嘉華國際之香港辦事處地點，地址為香港北角渣華道191號嘉華國際中心二十九樓（*註明公司秘書收*），惟無論如何最遲須於嘉華國際股東特別大會指定舉行時間48小時前交回。填妥及交回**白**

色代表委任表格後，嘉華國際股份持有人仍可依願親身出席嘉華國際股東特別大會或其任何續會，並於會上表決。

截至最後可行日期，呂博士、彼之配偶、呂氏家族成員以及彼等各自之聯繫人士共同控制及有權行使超過55.24%嘉華國際表決權，彼等將在嘉華國際股東特別大會放棄表決。除上述者外，據嘉華國際董事作出一切合理查詢後所深知、全悉及確信，並且無其他嘉華國際股東或彼之聯繫人士在股份出讓協議中擁有重大權益，而須根據上市規則在嘉華國際股東特別大會放棄表決。

要求投票表決之程序

嘉華國際股東可根據嘉華國際組織章程文件要求投票表決之程序載於公司細則第78條，列示如下：

「78. 於任何股東大會提交會議表決之決議案，將以舉手投票方式表決，除非在宣佈舉手表決結果時或之前，或於撤回任何其他投票表決要求時，下述任何一方要求投票表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會表決而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會表決之股東之總表決權不少於十分之一而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會表決之本公司股份（已繳股款總額相當於所有附有該等權利股份已繳股款總額不少於十分之一）而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會記錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。」

推薦意見

嘉華國際執行董事認為股份出讓協議按一般商業條款訂立，有關條款屬公平合理，且符合嘉華國際及嘉華國際股東整體利益。嘉華國際獨立董事委員會亦表示認同。

謹請　閣下垂注分別載於本通函第66至第67頁及第68頁至第83頁之嘉華國際獨立董事委員會與ANZ作出之推薦意見。

因此，嘉華國際董事推薦嘉華國際獨立股東就於嘉華國際股東特別大會上提呈之普通決議案投贊成票。

由於必須達成多項先決條件方告完成，該等建議不一定實行。股東及有意投資者於買賣嘉華國際股份時，務請審慎行事。

進一步資料

謹請　閣下垂注本通函其他章節及各附錄所載其他資料。特別懇請　閣下垂注銀河娛樂董事會函件。倘當中所述其他協議未有成為無條件，股份出讓協議將不會實行。

此致

嘉華國際股東　台照
及僅供嘉華國際債券持有人參照

主席
呂志和博士
謹啟

二零零七年十一月五日

以下為銀河娛樂獨立董事委員會發出之函件全文，當中載列其就浮息票據協議及新發行授權向銀河娛樂獨立股東提出之推薦意見。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

敬啟者：

銀河娛樂集團有限公司

可能向PERMIRA投資工具
發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兑換為新股
及支付現金
向關連人士悉數償還「B」類浮息無抵押貸款票據之關連交易、
委任新董事
及更新發行股份之一般授權

吾等謹此提述由銀河娛樂及嘉華國際聯合刊發日期為二零零七年十一月五日之通函(「通函」)，而本函件為其中部分。

除另有註明外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲委任為銀河娛樂獨立董事委員會之成員，以考慮浮息票據協議之條款及新發行授權，及就浮息票據協議之條款及新發行授權之公平合理程度向銀河娛樂獨立股東提供意見，並就銀河娛樂獨立股東在考慮及酌情批准浮息票據協議條款及新發行授權之銀河娛樂股東特別大會上應否投票贊成所提呈普通決議案提出推薦意見。

德國商業銀行已獲委任為獨立財務顧問，就浮息票據協議之條款及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提出意見。

謹請　閣下垂注通函第12至42頁所載由銀河娛樂董事會函件，以及通函第52至65頁所載由德國商業銀行之意見函件。

經考慮德國商業銀行之意見後，吾等認為，浮息票據協議之條款及新發行授權就銀河娛樂獨立股東而言屬公平合理，而浮息票據協議及新發行授權均符合銀河娛樂及銀河娛樂股東整體利益。

因此，吾等推薦銀河娛樂獨立股東就於銀河娛樂股東特別大會上提呈之普通決議案投贊成票，以批准浮息票據協議條款及新發行授權。

此致

銀河娛樂獨立股東　台照

銀河娛樂獨立董事委員會

獨立非執行董事　　*獨立非執行董事*

顏志宏先生　　**葉樹林博士**

謹啟

二零零七年十一月五日

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者:

可能透過將「B」類浮息無抵押貸款票據兌換為新股及
向關連人士支付現金
悉數償還「B」類浮息無抵押貸款票據及
更新發行及配發股份之一般授權

引言

吾等獲委任為獨立財務顧問，就浮息票據協議及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供意見。浮息票據協議及新發行授權之詳情載於日期為二零零七年十一月五日致銀河娛樂股東及嘉華國際股東之聯合通函(「通函」)所載「銀行娛樂董事會函件」內，而本函件為通函其中部分。除本文另有界定外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零七年十月八日，銀河娛樂與Permira投資工具訂立認購協議，另與票據持有人訂立浮息票據協議。另外，銀河娛樂主要股東(定義見上市規則)嘉華國際透過其全資附屬公司Sutimar，與Permira投資工具訂立股份出讓協議。根據認購協議及浮息票據協議，銀河娛樂分別同意(i)按交易價格向Permira投資工具發行323,384,000股認購股份；及(ii)按交易價格兌換浮息票據本金額約50%及有關應計利息為兌換股份，並以現金贖回浮息票據本金餘額。此外，根據股份出讓協議，嘉華國際透過Sutimar同意按交易價格向Permira投資工具出售其擁有之452,500,000股銷售股份。由於浮息票據協議涉及向票據持有人(即City Lion及Recurrent Profits，為主要股東成員，於最後可行日期合共持有銀河娛樂已發行股本約43.3%)發行156,804,000股兌換股份，根據上市規則第14A章，浮息票據協議項下擬進行之交易

構成關連交易，故須獲銀河娛樂獨立股東於銀河娛樂股東特別大會以按股數投票表決方式批准，方可作實。

此外，銀河娛樂董事會亦建議，將於銀河娛樂股東特別大會上更新現行一般授權(定義見下文)，以授權銀河娛樂董事配發及發行不超過銀河娛樂於通過有關決議之銀河娛樂股東特別大會日期已發行股本20%之新銀河娛樂股份。由於新發行授權將於銀河娛樂下屆股東週年大會前授出，根據上市規則第13.36(4)條，新發行授權須獲銀河娛樂獨立股東於銀河娛樂股東特別大會以按股數投票表決方式批准，方可作實。

銀河娛樂董事會現由十名董事組成，包括執行董事呂志和博士、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事鄭慕智先生及唐家達先生；以及獨立非執行董事張惠彬博士、顏志宏先生及葉樹林博士。由於浮息票據協議及新發行授權項下擬進行之交易須獲銀河娛樂獨立股東批准，而張惠彬博士同時亦身兼嘉華國際之獨立非執行董事，僅由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會已組成，以就銀河娛樂獨立股東於銀河娛樂股東特別大會應如何就浮息票據協議及新發行授權相關決議案投票，向銀河娛樂獨立股東提出推薦意見。德國商業銀行香港分行獲委任為獨立財務顧問，就浮息票據協議及新發行授權之條款是否(i)按一般商業條款訂立；(ii)公平及合理；(iii)新發行授權及訂立浮息票據協議符合銀河娛樂及銀河娛樂股東之整體利益；及(iv)銀河娛樂獨立股東應如何就批准浮息票據協議及新發行授權之有關決議表決，向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供建議。

在制定推薦意見時，吾等依賴銀河娛樂向吾等提供之資料及事實。吾等假設銀河娛樂向吾等提供之所有資料及事實於所有重大方面均屬真實、完整及準確，且吾等已加以依賴。此外，吾等亦依賴銀河娛樂董事所作出之陳述，表示經作出一切合理查詢及審慎考慮後，就彼等所深知、全悉及確信，並無遺漏任何其他事實或陳述，致使通函任何內容有所誤導。此外，吾等已審閱(其中包括)浮息票據協議、銀河娛樂之財務資料，其中包括截至二零零六年十二月三十一日止年度之已公佈年報及截至二零零七年六月三十日止六個月之未經審核財務報表。吾等亦假設由銀河娛樂向吾等提供所有通函所載或提述之資料、聲明及陳述，於所有重大方面於作出之時直至通函寄發當日為止仍屬真實、完整及準確。

吾等認為吾等(i)已採取上市規則第13.80條所規定合理步驟，自銀河娛樂取得一切所需資料及(ii)已審閱足夠資料以讓吾等就浮息票據協議及新發行授權項下擬進行之交易達致知情見解，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑有遺漏或隱瞞任何重大事實，吾等亦無發現任何事實或情況，致使銀河娛樂向吾等提供之資料及發表之聲明失實、不確或有誤導成份。然而，吾等並無獨立核實銀河娛樂提供之資料，亦無對銀河娛樂及其相關聯繫人士之業務及狀況進行獨立深入調查。

主要考慮因素及理由

吾等就浮息票據協議及新發行授權項下擬進行之交易制定意見，及向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供獨立財務建議時，吾等曾考慮下列主要因素：

1. 銀河娛樂集團之背景

銀河娛樂集團之主要業務

銀河娛樂(前稱嘉華建材有限公司)初期從事建築材料生產及分銷業務，為香港主要建築材料供應商之一。然而，誠如公司二零零五年年報所述，由於香港暫停定期土地拍賣及若干大型發展項目及基建工程擱置，加上中國宏觀經濟調控持續及市場競爭加劇，銀河娛樂集團之建築材料業務增長放緩，令銀河娛樂集團建築材料業務於二零零五財政年度所得收益較二零零四年度減少。

為確立集團地位，以抓緊澳門博彩業興起之機遇，銀河娛樂集團於二零零五年三月訂立協議(「銀河娛樂收購協議」)，以代價18,405,198,023港元(「銀河娛樂收購代價」)收購銀河娛樂場股份有限公司具投票權股份88.1%。代價已透過(其中包括)發行本金額2,544,239,603港元無抵押定息票據(「初步浮息票據」)支付。二零零五年七月銀河娛樂收購協議完成後，銀河娛樂集團成功將當時之建築材料生產及分銷業務擴展至於澳門發展及營運娛樂場、酒店以及相關消閒及娛樂設施，並成為銀河娛樂集團主要收入來源，佔銀河娛樂截至二零零六年十二月三十一日止年度經審核綜合收益約72.6%。

下表載列銀河娛樂集團分別截至二零零六年十二月三十一日止兩個年度，以及截至二零零六年及二零零七年六月三十日止六個月之分部經營業績：

	截至十二月三十一日止年度		截至六月三十日止六個月	
	二零零五年	二零零六年	二零零六年	二零零七年
	百萬港元	*百萬港元*	*百萬港元*	*百萬港元*
	(經審核)	*(經審核)*	*(未經審核)*	*(未經審核)*
營業額				
－博彩及娛樂	66	3,389	741	5,604
－銷售建築材料	1,226	1,281	565	728
總計	1,292	4,670	1,306	6,332
EBITDA*				
－博彩及娛樂	19	145	46	571
－銷售建築材料	146	208	86	100
－其他	(18)	84	54	66
	147	437	186	737
分部經營溢利／(虧損)				
－博彩及娛樂	2,625	(1,188)	(543)	(69)
－銷售建築材料	4	53	6	22
－其他	(37)	103	73	104
總計	2,592	(1,032)	(464)	57
年度／期內銀河娛樂股東應佔純利／(虧損淨額)	2,395	(1,532)	(734)	(268)

* *除利息、稅項、折舊及攤銷前盈利，不包括非經常項目*

資料來源：銀河娛樂相關年度之年報及中期報告

2. 浮息票據協議

2.1 *背景*

誠如上文所述，18,405,198,023港元之銀河收購代價涉及發行本金額2,544,239,603港元之初步浮息票據，初步到期日為二零零六年八月二十一日(本金額2,371,805,067港元之初步浮息票據到期日其後修訂為二零零八年九月三十日)。誠如通函及二零零六年財政年度銀河娛樂年度報告所述，本金額172,434,536 港元之初步浮息票據連同3,401,000港元應計利息已於二

零零六年五月二十二日全數償付，令初步浮息票據之本金額減少至現時之浮息票據金額2,371,805,067港元，有關金額須於二零零八年九月三十日支付，年利率固定為6厘，以複息每年累計，於浮息票據償還或到期時支付。此外，浮息票據附有若干限制條款，包括禁止銀河娛樂於浮息票據未償還前宣派任何股息，除非截至宣派股息當日止所有應計利息已先行償還。

浮息票據協議協定，銀河娛樂可於完成後透過按交易價格每股兑換股份8.42港元，向票據持有人配發及發行合共156,804,000股兑換股份，並以現金償還餘額，贖回浮息票據本金額約50%及應計未付利息合共為數1,320,289,680港元。預期Permira投資工具根據認購協議認購323,384,000股認購股份(「認購」)所得約1,320,000,000港元，將用作償還浮息票據之餘額及應計利息。

2.2 *主要條款及條件*

浮息票據協議與認購協議互為條件，而股份出讓協議須待下列先決條件達成後，方可作實：

(i) 浮息票據協議及據此擬進行之交易(包括發行及配發兑換股份)已全部獲銀河娛樂股東(或聯交所並無規定須放棄表決之有關股東)於股東大會以按股數投票表決方式批准；

(ii) 聯交所批准兑換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤銷或暫停銀河娛樂之上市地位；及

(iii) 除有關達成浮息票據協議先決條件之先決條件外，認購協議及股份出讓協議所有先決條件達成或按其條款獲豁免。

基於上述各項，吾等認為，浮息票據協議基本上為銀河娛樂與票據持有人間之一項債務換股本安排，透過按交易價格向票據持有人配發及發行新銀河娛樂股份代替支付現金，以償還銀河娛樂之未償還債務，而由於交易價格與銀河娛樂股份近期股價表現(如下文分析)相若，且浮息票據協議

之條款為市場上其他股份認購協議中常見條款,故吾等認為浮息票據協議乃按一般商業條款訂立。

3. 交易價格

誠如通函所披露,交易價格乃相關各方(即票據持有人、Permira基金、銀河娛樂及嘉華國際)經參考(i)可資比較公司進行之股份配售交易;(ii)以Permira基金作為銀河娛樂股東之一之策略價值;及(iii)邀得博學且著名並於博彩業注入巨額投資之銀河娛樂主要股東可加強銀河娛樂之增長前景之可能性後公平磋商協定。

交易價格亦較:

(i) 於最後交易日聯交所所報之收市價每股銀河娛樂股份9.00港元折讓約6.4%;及

(ii) 截至最後交易日止最後五個交易日聯交所所報之平均收市價每股銀河娛樂股份8.98港元折讓約6.2%;

吾等亦已審閱於二零零七年九月四日至最後交易日二零零七年十月五日(「有關期間」),於緊接相關配售公佈刊發前相關交易日市值不少於100億港元之主板上市公司所進行之近期新股配售交易。據以吾等所深知,有八宗股份配售交易符合以上甄選標準(「可資比較交易」),並概述如下:

公司名稱	股份代號	配售協議日期(二零零七年)	配售價	有關配售協議前最後交易日之股份收市價	有關配售協議前最後五個交易日之平均收市價
銀河娛樂	**27**	**十月八日**	**8.42港元**	**9.00港元** *(6.44%)*	**8.98港元** *(6.24%)*
中國雨潤食品集團有限公司	1068	十月四日	10.5港元	12.00港元 *(12.50%)*	11.40港元 *(7.89%)*
華潤電力控股有限公司	836	十月四日	24.3港元	26.40港元 *(7.95%)*	22.40港元 *8.48%*
中國地產集團有限公司	1838	十月三日	4.93港元	5.03港元 *(1.99%)*	5.056港元 *(2.49%)*
信義玻璃控股有限公司	868	九月二十七日	10.32港元	11.20港元 *(7.86%)*	10.51港元 *(1.81%)*
信德集團有限公司	242	九月二十七日	12.25港元	12.78港元 *(4.15%)*	12.38港元 *(1.05%)*
信和置業有限公司	83	九月二十四日	19.576港元	21.05港元 *(7.00%)*	20.81港元 *(5.93%)*
北京控股有限公司	392	九月二十日	37.10港元	39.30港元 *(5.60%)*	34.72港元 *6.85%*
嘉里建設有限公司	683	九月二十日	59.23港元	62.35港元 *(5.00%)*	59.85港元 *(1.04%)*
平均溢價/(折讓)				**(6.51%)**	**(0.61%)**
溢價/(折讓)範圍				**(1.99%)至(12.50%)**	**(7.89%)至8.48%**

資料來源:聯交所網頁

附註:斜體顯示之百分比為相對有關配售價或(就銀河娛樂而言)交易價格之溢價/(折讓)

根據以上分析,吾等注意到(i)交易價格相對銀河娛樂股份於最後交易日之收市價之折讓與可資比較交易之配售價相對當時有關市價之平均折讓相若及(ii)交易價格相對銀河娛樂股份於最後交易日前五個交易日之平均收市價之折

讓，屬有關配售價相對可資比較交易有關五天平均收市價之折讓範圍以內。經考慮到(i)銀河娛樂集團之未來發展計劃，包括建設及經營其位於澳門建築面積10,400,000平方米之路氹土地儲備第二、三及四期，當中涵蓋其規劃酒店、娛樂場、零售、會議與娛樂設施，將需要進一步注入巨額資本投資；(ii)銀河娛樂之債務情況將得到重大改善，包括其現金儲備之大幅增加(詳情見下文)及(iii)上述交易價格之折讓屬可資比較交易相關折讓範圍內，吾等認為，交易價格屬公平合理，且符合銀河娛樂及銀河娛樂股東之整體利益。

4. 浮息票據協議項下安排之利益

澳門博彩業之競爭

誠如銀河娛樂日期為二零零五年六月三十日之通函所述，澳門博彩業於二零零一年之前由澳門旅遊娛樂股份有限公司(「澳娛」)獨家經營。然而，於二零零一年十二月，澳門政府決定終止澳娛對博彩業之壟斷，開放適用於澳門博彩活動之法例及法規。根據澳門政府博彩監察協調局，於二零零二年，三名特許經營商於投標後獲授博彩特許經營權，該三名經營商分別為銀河娛樂(其特許經營權有效期至二零二二年六月)、澳門博彩股份有限公司(「澳博」，其特許經營權有效期至二零二零年三月)及永利渡假村(澳門)股份有限公司(「永利渡假村」，其特許經營權有效期至二零二二年六月)。繼授出額外三項分包特許經營權後瞭解到，根據其與銀河娛樂、澳博及永利渡假村之特許經營合約，澳門政府於二零零九年前將不會額外授出任何博彩特許經營權。

隨著澳門博彩業開放，加上澳門政府表明欲將澳門發展成世界級博彩中心之意向，澳門娛樂場數目已由二零零三年十二月之11間大幅增加超過2.5倍至二零零七年六月之26間；賭桌數目亦由二零零三年十二月之424張

增加約7.3倍至二零零七年六月超過3,000張；而角子機數目則由二零零三年十二月之814部增加超過10倍至二零零七年六月超過8,200部。詳情概述如下：

娛樂場經營商名稱	二零零三年	二零零四年	娛樂場數目 二零零五年	二零零六年	二零零七年#
－澳博	11	13	15	17	18
－銀河娛樂(*附註1*)	－	1	1	5	5
－永利渡假村	－	－	－	1	1
－威尼斯人澳門股份有限公司(「威尼斯人」)*	－	1	1	1	1
－新濠博亞博彩(澳門)股份有限公司(「新濠」)*	－	－	－	－	1
總計：	**11**	**15**	**17**	**24**	**26**

資料來源：澳門博彩監察協調局

	二零零三年	二零零四年	二零零五年	二零零六年	二零零七年#
賭桌	424	1,092	1,388	2,762	3,102
角子機	814	2,254	3,421	6,546	8,234

資料來源：澳門博彩監察協調局

附註1：銀河娛樂集團經營之五間娛樂場分別為星際娛樂場、華都娛樂場、利澳娛樂場、總統娛樂場及銀河金都娛樂場。下文載列於二零零七年六月三十日銀河娛樂集團經營之五間娛樂場各自營運之主要博彩設施概要。

	賭桌數目#	角子機數目#
星際娛樂場	190	316
利澳娛樂場	69	150
總統娛樂場	46	－
華都娛樂場	44	48
銀河金都娛樂場	105	316
	454	830

資料來源：銀河娛樂

附註2：除上述經營商外，美高梅金殿超濠股份有限公司亦根據澳博授出之分包特許經營權於澳門經營娛樂場設施。

* *為澳門博彩業務分包特許經營合約持有人*

\# *於二零零七年六月三十日的資料*

銀河娛樂佔澳門娛樂場數目約20%及銀河娛樂經營之賭桌與角子機僅佔澳門賭桌及角子機總數分別約14.6%及10.1%。吾等認為，於短期內盡可能把握更大市場份額對銀河娛樂尤為重要。特別是鑑於澳門開放博彩業仍處於起步階段，且將達致龐大年度增長，繼續加強其於澳門不斷擴大博彩市場之地位，乃銀河娛樂鞏固市場領導地位及於日後競爭中保障本身利益之關鍵。因此，銀河娛樂之資產負債表因浮息票據協議項下安排顯著加強，及年息開支減少約150,000,000港元，能讓銀河娛樂集團獲取額外資本及隨時籌措更多具額外成本效益之債務以進行未來發展，尤其是發展博彩業務及相關設施方面(包括但不限於在銀河娛樂之路氹地點投資博彩、餐飲店舖、水療中心以及發展會議設施、購物商場、影院以及類似設施)，種種因素均有利於銀河娛樂集團，吾等認為符合銀河娛樂及銀河娛樂股東整體利益。

對銀河娛樂集團盈利能力之正面影響

截至二零零六年十二月三十一日止年度，銀河娛樂集團錄得銀河娛樂股東應佔經審核綜合虧損約1,532,000,000港元，較截至二零零五年十二月三十一日止年度銀河娛樂股東應佔純利2,395,000,000港元大幅減少約3,927,000,000港元。根據銀河娛樂二零零六年年報，銀河娛樂股東應佔純利大幅減少主要歸因於(i)財務費用522,000,000港元(計入有關浮息票據之利息開支約141,000,000港元)；(ii)於二零零五年七月收購澳門博彩業務產生之無形資產非現金攤銷約998,000,000港元；及(iii)二零零六年四間娛樂場及酒店開業有關之籌辦及開業前期費用約268,000,000港元。銀河娛樂集團之策略發展計劃為繼續於澳門擴充其博彩及博彩相關業務，主要透過持續發展其路氹城大型娛樂渡假中心，鞏固其於博彩及娛樂業務之領導地位。因此，預期銀河娛樂將產生大量資本開支。經考慮銀河娛樂中期報告所示於二零零七年六月三十日之未經審核綜合現金及銀行結餘約6,519,000,000港元(包括受限制銀行存款約259,000,000港元)，及銀河娛樂二零零六年年報所示截至二零零六年十二月三十一日止年度之經營業務現金流入淨額

約1,700,000,000港元及投資活動現金流出淨額約2,892,000,000港元後，吾等認為，倘銀河娛樂集團不取得額外股本融資，銀河娛樂集團可能須以債務融資撥付其有關未來發展娛樂場及酒店之路氹土地儲備第二、三及四期之未來規劃資本開支(包括員工成本、培訓、市場推廣及品牌開支)，以致產生額外利息開支，因而可能對銀河娛樂集團之未來盈利能力構成負面影響。鑑於訂立浮息票據協議將可按以下方式悉數償還浮息票據(i)發行兌換股份以償還浮息票據本金額約50%及(ii)償還餘額及未支付之應計利息，預期大部分將以發行認購股份所得款項撥付；及(iii)年息淨額將因(i)及(ii)項減少約150,000,000港元，吾等認為，浮息票據協議將加強銀河娛樂之資本結構及基礎，並為日後融資提供額外靈活彈性，對銀河娛樂集團之未來盈利能力帶來正面影響。

資產負債比率

根據公司二零零七年中期報告，公司之資產負債比率約12.5%(即於二零零七年六月三十日之未經審核綜合借款總額扣除現金及銀行結餘約2,930,000,000港元除資產總值減現金及銀行結餘約23,358,000,000港元)。預期發行認購股份所得款項約2,700,000,000港元扣除浮息票據擬償還之餘下本金結餘及應計未支付利息約1,320,000,000港元，連同浮息票據協議項下之債務股本安排，將可大大改善銀河娛樂集團之債務狀況，扭轉為現金淨額狀況(現金盈餘約1,400,000,000港元，包括受限制銀行存款約259,000,000港元)，其中並無計及配售(定義見下文)籌集之額外現金注資13億港元，據此，以上計算尚未包括該項額外現金所得款項1,253,000,000港元。

6. 新發行授權

6.1 *過往集資活動及反攤薄權利*

於二零零七年六月二十六日(「股東週年大會日期」)舉行之銀河娛樂股東週年大會上已通過普通決議案，授權銀河娛樂董事(其中包括)配發及發行不多於截至股東週年大會日期銀河娛樂已發行股本20%之銀河娛樂股份(「現行一般授權」)。由於截至股東週年大會日期共有3,301,791,361股銀河娛樂股份，故根據現行一般授權銀河娛樂董事會獲授權配發及發行最多660,358,272股銀河娛樂股份。然而，於最後可行日期前過去十二個月，銀河娛樂已訂立協議，乃有關配售150,000,000股銀河娛樂股份(「配售」)及發行銀河娛樂可換股債券，詳情分別載於公司日期為二零零七年十月十二日

及二零零六年十二月六日之公佈。誠如通函所述，配售及銀河娛樂可換股債券所得款項淨額分別為約1,253,000,000港元及1,834,000,000港元，主要用作撥付擴展銀河娛樂之銀河世界渡假村以及博彩相關業務、設施發展及銀河娛樂集團之收購機會所需資金。於最後可行日期，銀河娛樂已根據現行一般授權動用150,000,000股銀河娛樂股份。

誠如通函所披露，銀河娛樂於二零零七年十月八日訂立之認購協議載有若干條款及條件，其中包括向Permira投資工具授出之反攤薄權利。根據反攤薄權利，Permira 投資工具有權認購額外銀河娛樂股份、可兑換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以在日後發行股本或股本掛鈎資本情況下維持其股權百分比。此外，另有訂明，根據反攤薄權利可予發行之新銀河娛樂股份數目上限受於完成時按現行一般授權可予發行之銀河娛樂股份數目規限。倘向Permira投資工具發行超出該數目之銀河娛樂股份，則須遵守上市規則第14A章之規定。由於截至最後可行日期根據現行一般授權已動用150,000,000股銀河娛樂股份，而銀河娛樂已向Permira投資工具承諾不會按現行一般授權發行銀河娛樂股份，故根據反攤薄權利可予發行之銀河娛樂股份數目最多為510,358,272股。

6.2 *更新之理由*

根據認購協議所載反攤薄權利，除反攤薄權利獲行使外，發行新銀河娛樂股份之現行一般授權將不得作任何用途。誠如日期為二零零五年六月三十日致銀河娛樂股東之通函所披露，銀河娛樂鋭意成為澳門綜合消閒娛樂服務領先供應商之一，為澳門旅客提供博彩及非博彩設施。鑑於銀河娛樂集團達致以上目標之未來發展，吾等認為，銀河娛樂保留營運資金，同時具備額外財務靈活彈性，以便適時籌集額外資金，甚為重要，以確保不會妨礙其博彩業務之持續發展及／或進一步抓緊日後可能出現之業務發展商機。因此，吾等認為，新發行授權授權銀河娛樂董事會配發及發行最多690,674,072股新銀河娛樂股份(按於最後可行日期之已發行銀河娛樂股份總數3,453,370,361股計算，並假設最後可行日期至銀河娛樂股東特別大會日期止期間內並無發行或購回任何銀河娛樂股份)，符合銀河娛樂及銀河娛樂股東整體利益。

總結及分析

澳門政府授出少數特許經營權及分包特許經營權，為銀河娛樂集團架起屏障，令其他潛在競爭對手較難涉足澳門博彩及娛樂市場。然而，倘澳門政府於二零零九年後另行根據現行法例授出特許經營權，則此市場優勢將備受挑戰。經考慮銀河娛樂集團自二零零五年展開其博彩及娛樂業務起已於澳門扎穩根基，惟並無跨國業務，加上其他特許經營／分包特許經營持有人均為知名海外娛樂場經營商（如永利渡假村及威尼斯人）或於澳門博彩業擁有悠久歷史之娛樂場經營商（如澳博），吾等認為，銀河娛樂集團集中資源進一步鞏固其於澳門博彩及娛樂業務之地位，為最有效做法。

再者，誠如銀河娛樂年報所披露，銀河娛樂集團現時有多項關於建設及經營其各階段路氹城大型娛樂度假中心（其中涵蓋酒店、娛樂場及娛樂設施）之資本密集發展項目。完成後，銀河娛樂集團將收取現金注資總額約27億港元及現金注資淨額約14億港元（不包括自配售籌集之額外13億港元），另分別透過根據認購協議及浮息票據協議發行兑換股份，減少債務約26億港元，令年息淨額減少約150,000,000港元，銀河娛樂亦將藉其經增加之現金儲備賺取額外利息收入。銀河娛樂之財務狀況將大為改善，由錄得債務淨額約29億港元（即借款總額減現金及銀行結餘），扭轉為現金盈餘約14億港元（包括受限制銀行存款約259,000,000港元，惟指配售前狀況）。因此，吾等認為，浮息票據協議項下安排及新發行授權所提供之額外財務靈活彈性，不單只可加強銀河娛樂集團之資本基礎及帶來籌措大額額外債務之能力及彈性，以應付銀河娛樂集團擴充澳門博彩及娛樂市場之日後資本需要，同時亦有助銀河娛樂集團迅速回應市場，特別是銀河娛樂鋭意加快實施開發計劃，種種因素均為銀河娛樂未來成功發展之關鍵競爭優勢。

推薦意見

基於上述主要因素及理由，吾等認為新發行授權及浮息票據協議條款屬一般商業條款，而新發行授權及浮息票據協議項下擬進行之交易，就銀河娛樂獨立股東而言，屬公平合理，而新發行授權及訂立浮息票據協議符合銀河娛樂及銀河娛樂股東整體利益。因此，吾等建議銀河娛樂獨立董事委員會建議銀河娛樂獨立股東於二零零七年十一月二十一日舉行之銀河娛樂股東特別大會上，就新發行授權及浮息票據協議之決議案投贊成票。

此致

銀河娛樂獨立董事委員會及
銀河娛樂獨立股東 台照

代表
德國商業銀行香港分行

企業融資部主管（亞太區）
陳嘉忠

企業融資部（亞太區）
林崇謙

謹啟

二零零七年十一月五日

以下為嘉華國際獨立董事委員會發出之函件全文，當中載列其就股份出讓協議向嘉華國際獨立股東提出之推薦意見。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，*GBS*，*MBE*，*太平紳士*，*LLD*，*DSSc*，*DBA(主席)*
呂耀東
許淇安，*GBS*，*CBE*，*QPM*，*CPM(董事總經理(署理))*
倫贊球*(副董事總經理)*
鄧呂慧瑜，*太平紳士*

非執行董事：
鍾逸傑爵士，*KBE*，*GBM*，*CMG*，*Hon. RICS*，*太平紳士**
梁文建，*CBE*，*太平紳士*
黃乾亨博士，*GBS*，*太平紳士*，*LLD*，*DH*
李東海博士，*GBM*，*GBS*，*LLD*，*太平紳士**
陳有慶博士，*GBS*，*LLD*，*太平紳士**
張惠彬博士，*太平紳士**
廖樂柏*

** 獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

嘉華國際集團有限公司
可能向PERMIRA投資工具出售
452,500,000股銀河娛樂集團有限公司股份
之主要及關連交易

吾等謹此提述由嘉華國際及銀河娛樂所聯合刊發日期為二零零七年十一月五日之通函(「通函」)，而本函件為其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲委任為嘉華國際獨立董事委員會之成員，以考慮出售及股份出讓協議，及就出售之條款及條件之公平合理程度向嘉華國際獨立股東提出意見，並就嘉華國際獨立股東應否在考慮及酌情批准股份出讓協議之條款及條件之嘉華國際股東特別

大會上投票贊成所提呈普通決議案提出推薦意見。澳洲及新西蘭銀行集團有限公司（「ANZ」）已獲委任為獨立財務顧問，以就出售及股份出讓協議之條款向嘉華國際獨立董事委員會提出意見。

謹請　閣下垂注通函第43至49頁所載嘉華國際董事會函件，以及通函第68至83頁所載ANZ函件。

經考慮ANZ之意見後，吾等認為，股份出讓協議之條款及條件就嘉華國際獨立股東而言屬公平和合理，出售亦符合嘉華國際及嘉華國際股東整體利益。因此，吾等推薦嘉華國際獨立股東就嘉華國際股東特別大會上所提呈之普通決議案投贊成票，批准股份出讓協議之條款及條件以及出售。

此致

嘉華國際獨立股東　台照

嘉華國際獨立董事委員會

獨立非執行董事	*獨立非執行董事*
鍾逸傑爵士	**李東海博士**
獨立非執行董事	*獨立非執行董事*
陳有慶博士	**廖樂柏先生**

謹啟

二零零七年十一月五日

以下為ANZ致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件全文，以供載入本文件，當中載列其就出售向嘉華國際獨立董事委員會及嘉華國際獨立股東提出之意見。

Australian and New Zealand Banking Group Limited
澳洲及新西蘭銀行集團有限公司
香港
中環
康樂廣場8號
交易廣場一座31樓

敬啟者：

建議向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份之嘉華國際集團有限公司之主要及關連交易

*就本函件而言，除文義另有所指外，未有註明釋義之界定詞彙具有嘉華國際及銀河娛樂向嘉華國際股東及銀河娛樂股東聯合刊發日期為二零零七年十一月五日之通函（「**通函**」）所賦予涵義。*

1. 緒言

吾等獲委任就股份出讓協議之條款向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見，股份出讓協議內容有關嘉華國際透過其全資附屬公司Sutimar向Permira投資工具按交易價格每股銀河娛樂股份8.42港元出售452,500,000股銀河娛樂股份（「**出售**」）。出售詳情載於通函內嘉華國際董事會函件，本函件為通函其中部分。

根據上市規則第14章，出售構成嘉華國際一項主要交易。鑑於嘉華國際控制人（定義見上市規則）呂博士同時為銀河娛樂其中一名主要股東，故出售亦構成上市規則第14A章項下嘉華國際之關連交易。

嘉華國際全體獨立非執行董事鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生已組成嘉華國際獨立董事委員會，以考慮出售是否按一般商業條款在日常業務中訂立，及有關條款是否公平合理，並符合嘉華國際及嘉華國際股東整體利益。吾等獲嘉華國際獨立董事委員會委任，以就出售向彼等及嘉華國際獨立股東提供意見。

吾等與嘉華國際、銀河娛樂或彼等各自之主要股東或聯繫人士概無關連，因此吾等符合資格就股份出讓協議項下出售之條款提供獨立財務意見。除就是項委任收取之一般專業費用外，並無任何安排致使吾等可自嘉華國際、銀河娛樂或彼等各自之主要股東或聯繫人士收取任何費用或利益。

於達致意見及建議時，吾等依賴嘉華國際董事及銀河娛樂董事所提供資料與事實以及所發表之意見，並假設其為真實、準確及完整。吾等亦已尋求及接獲嘉華國際董事確認，所提供資料並無遺漏任何重大事實，且吾等所獲資料足以讓吾等達致意見及提供本函件所載建議。吾等並無理由懷疑所獲資料之真確性及準確性，亦無理由相信任何重大事實被遺漏或隱瞞。吾等亦假設通函所載或提述之全部陳述於通函日期直至嘉華國際股東特別大會之日止仍屬真實。然而，吾等並無獨立調查嘉華國際集團或銀河娛樂集團之業務及事務。

吾等於本函件所提供意見乃基於最後可行日期之市場、經濟、行業、貨幣及其他適用狀況，以及吾等所獲資料作出。吾等並無責任就最後可行日期以後任何或會影響吾等所提供意見之發展更新、修訂或重新確認吾等之意見。

2. 主要考慮因素

吾等就股份出讓協議項下出售達致意見時，曾考慮以下主要因素:

(i) 出售背景；

(ii) 出售之理由；

(iii) 有關銀河娛樂之資料，其中包括其近期歷史資產淨值狀況、近期財務表現及銀河娛樂未來前景之聲明；

(iv) 與銀河娛樂大致可資比較公司之交易比率；

(v) 最近期市場配售個案分析；

(vi) 銀河娛樂股份過往股價表現；及

(vii) 對嘉華國際集團之財務影響。

(i) 出售背景

銀河娛樂前稱嘉華建材有限公司(「嘉華建材」)。二零零五年,嘉華建材收購於澳門擁有博彩特許權之銀河娛樂場股份有限公司。收購代價大部分以嘉華建材新股份支付。於二零零五年七月,嘉華建材股東及嘉華國際股東分別於其各自之股東大會上批准收購。收購後,嘉華國際於銀河娛樂之股權減少至約18.7%,嘉華建材不再為嘉華國際之附屬公司,後易名為銀河娛樂集團有限公司。嘉華國際於銀河娛樂之股權進一步減至出售完成前之17.81%(二零零七年十月二十五日銀河娛樂完成配售150,000,000股新股份後)。

於二零零七年十月八日,嘉華國際一家全資附屬公司Sutimar與Permira訂立股份出讓協議,以現金代價約3,810,000,000港元向Permira投資工具出售452,500,000股銀河娛樂股份,即每股銀河娛樂股份8.42港元。完成後,嘉華國際於銀河娛樂之股權將進一步減少至4.13%。

同日,銀河娛樂亦訂立(其中包括)認購協議及浮息票據協議。認購協議涉及Permira投資工具按每股銀河娛樂股份8.42港元認購323,384,000股新銀河娛樂股份。浮息票據協議由銀河娛樂與票據持有人訂立,內容有關兑換及償還浮息票據。股份出讓協議、認購協議及浮息票據協議各自互為條件,故出售須待(其中包括)嘉華國際獨立股東批准於嘉華國際股東特別大會提呈有關股份出讓協議之決議案,以及銀河娛樂獨立股東批准於銀河娛樂股東特別大會提呈有關認購協議及浮息票據協議之決議案後,方告完成。

(ii) 出售之理由

誠如嘉華國際董事會函件所述,嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務。嘉華國際目前於銀河娛樂持有之17.81%權益乃嘉華建材於二零零五年收購銀河娛樂場股份有限公司後嘉華國際於銀河娛樂餘下之股權,並已按非流動投資列賬,與嘉華國際集團核心業務關連不大。嘉華國際董事亦認為出售有助市場認清嘉華國際集團之業務重點。

出售為嘉華國際提供機會,於相對較短時間內變現其於銀河娛樂之主要投資,避免承受任何市場配售之風險。吾等注意到,於有關(其中包括)出售之公佈刊發日期,即二零零七年十月十一日(「公佈日期」),銀河娛樂之公眾持股量約29.9%,即約986,600,000股銀河娛樂股份。於公佈日期前十二個月,按聯交所每日平均交投量每日約2,900,000股銀行娛樂股份計算,銀河娛樂股份公眾持

股量之每日平均交投量處於0.3%之低水平。因此，吾等認為銀河娛樂股份於市場之流通性限制龐大，將使於公開市場配售452,500,000股銀河娛樂股份（即公眾持股量約45.9%）甚為困難。

此外，誠如嘉華國際董事會函件所述，出售所得款項約38億港元將撥作物業發展業務及其他投資機會（如有）以及嘉華國際集團之一般營運資金。鑑於上文所述，吾等認為出售具合理商業理據。

(iii) 銀河娛樂集團

有關銀河娛樂集團之資料

於收購銀河娛樂場股份有限公司前，嘉華建材主要從事建築材料業務。收購銀河娛樂場股份有限公司後，嘉華建材因而易名為銀河娛樂集團有限公司，反映銀河娛樂集團集中在博彩及娛樂業務。截至二零零六年十二月三十一日止年度，博彩及娛樂業務分別佔銀河娛樂集團營業額及總資產逾70%及約70%。

銀河娛樂集團資產淨值

銀河娛樂集團於二零零六年十二月三十一日之經審核綜合資產負債表，以及其於二零零七年六月三十日之未經審核綜合資產負債表，概述如下：

	未經審核 於二零零七年 六月三十日 *百萬港元*	經審核 於二零零六年 十二月三十一日 *百萬港元*
非流動資產	22,227.2	22,426.4
流動資產	7,390.4	6,782.6
總資產	**29,617.6**	**29,209.0**
非流動負債	(10,966.2)	(10,911.8)
流動負債	(4,804.9)	(4,137.7)
總負債	**(15,771.1)**	**(15,085.5)**
少數股東權益	(481.9)	(490.7)
銀河娛樂股東應佔資產淨值	**13,364.6**	**13,632.8**

根據上表所示，銀河娛樂集團於二零零七年六月三十日之非流動及流動資產狀況相比二零零六年十二月三十一日並無重大變動。無形資產減少主要源自博彩特許權之攤銷開支約495,500,000港元。於二零零七年六月三十日，銀河娛樂集團之無形資產總值約15,026,000,000港元，其中大部分為於澳門之博彩特許權。

非流動負債亦大致維持不變。然而，流動負債則有所增加，反映博彩及娛樂業務擴展產生之營運資金需要增加。

於二零零七年六月三十日，每股銀河娛樂股份資產淨值約為4.05港元。完成後，每股銀河娛樂股份資產淨值將約為4.75港元。

流動資金

銀河娛樂集團於二零零六年及二零零七年上半年錄得現金流入淨額。銀河娛樂集團於二零零七年六月三十日之現金及銀行結餘總額為6,259,800,000港元（不包括非流動資產項下之259,200,000港元非流動受限制銀行存款），較二零零六年十二月三十一日5,783,200,000港元增加476,600,000港元。

資產負債比率

銀河娛樂之資產負債比率一直維持較低水平。於二零零六年十二月三十一日，銀河娛樂之資產負債比率為14%，而將於二零零七年六月三十日微跌至13%。

過往財務表現

銀河娛樂主要業務包括博彩及娛樂業務以及建築材料業務。

下列資料摘錄自銀河娛樂二零零六年年報及其截至二零零七年六月三十日止六個月之中期報告。

	截至二零零七年六月三十日止六個月	**截至二零零六年十二月三十一日止年度**
	百萬港元	*百萬港元*
收益	6,332.0	4,669.5
毛利	**793.6**	**414.3**
其他收入	185.1	262.3
行政費用	(412.1)	(683.4)
其他營運費用	(510.1)	(1,025.6)
經營(虧損)／溢利	**56.6**	**(1,032.4)**
財務費用	(323.8)	(522.2)
應佔溢利減虧損		
一共同控制實體	(0.9)	29.6
一聯營公司	(–)	(0.6)
除税前虧損淨額	**(268.1)**	**(1,525.7)**
税項	(11.7)	(5.8)
除税後虧損淨額	**(279.8)**	**(1,531.5)**

截至二零零六年十二月三十一日止年度

於二零零六年，銀河娛樂集團錄得營業額4,669,500,000港元，較二零零五年增加261.4%。營業額增加主要歸因於博彩及娛樂業務產生之收益，由二零零五年66,200,000港元增至二零零六年之3,388,800,000港元。建築材料業務之營業額由1,225,700,000港元輕微增至1,280,700,000港元。銀河娛樂集團之EBITDA由二零零五年之148,800,000港元增加193.6%至二零零六年之436,900,000港元。銀河娛樂集團於二零零五年錄得純利2,395,300,000港元，惟二零零六年則錄得虧損淨額1,531,500,000港元，主要源自(i)博彩特許經營權之攤銷開支998,000,000港元；及(ii)財務費用522,000,000港元。

截至二零零七年六月三十日止六個月

截至二零零七年六月三十日止六個月，銀河娛樂集團錄得營業額6,332,000,000港元，較二零零六年上半年1,306,300,000港元大幅增加。營業額增加主要歸因於博彩及娛樂業務擴充。此期間之EBITDA亦由二零零六年上半年之186,000,000港元增至二零零七年上半年之737,000,000港元。按淨額基準計算，銀河娛樂集團於二零零七年上半年繼續錄得虧損，然而，銀河娛樂股東應佔虧損收窄至268,000,000港元，較二零零六年上半年錄得銀河娛樂股東應佔虧損734,000,000港元減少466,000,000港元。

未來前景

誠如上文所論述，銀河娛樂集團之表現持續改善，主要原因為銀河娛樂集團於澳門博彩業之市場份額增加。根據銀河娛樂集團二零零七年中期報告，銀河娛樂掌握澳門博彩市場超過20%。澳門博彩市場之增長為推動銀河娛樂集團表現改善之主要動力。根據澳門博彩監察協調局發佈之數據，二零零六年之博彩活動（跑狗及跑馬以及彩票博彩活動除外）較二零零五年增加約23%。二零零七年上半年之博彩活動總收益為約36,868,000,000港元，較二零零六年同期增加47%。

誠如銀河娛樂二零零六年年報及二零零七年中期報告所述，銀河娛樂深信澳門之休閒、博彩及娛樂業將繼續增長。除銀河娛樂於澳門之旗艦娛樂綜合場所星際酒店外，銀河娛樂亦正在發展路氹城大型娛樂渡假中心。路氹城大型娛樂渡假中心第一期計劃於二零零八年開幕。銀河娛樂管理層有意繼續於澳門投資，藉博彩市場增長獲利。

(iv) 與銀河娛樂大致可資比較公司之交易比率

吾等確認，按業務活動種類、經營規模、業務地區分佈、往績記錄及未來前景而言，並無可與銀河娛樂作比較之上市公司。

然而，可參考被視為與銀河娛樂大致可資比較之上市公司，以就有關業務之估值提供現行市場預期之指標。

鑑於銀河娛樂主要於博彩市場從事綜合娛樂場酒店業，就吾等之分析而言，吾等已審閱若干市值超過40億港元，且就於澳門或其他亞太地區經營娛樂場酒店而言所提供產品與銀河娛樂大致相若之公司。

按照吾等之調查，吾等認為下表所列上市公司可視為與銀河娛樂大致可資比較。**務須注意，任何與該等大致可資比較公司作出之比較僅作說明指引之用。**

就吾等按盈利基準進行之評估而言，吾等集中於與銀河娛樂大致可資比較公司於過去十二個月之企業價值(「**企業價值**」)相對除利息、稅項、折舊及攤銷前之正常化盈利(「**EBITDA**」)(「**企業價值／EBITDA**」)之比率。吾等發現，該等與銀河娛樂大致可資比較公司之其他盈利比率並無計及各公司當前之融資、稅項及資產投資決定差異。因此，為減低此等因素對盈利之影響，吾等只對企業價值／EBITDA交易比率作出評估。吾等亦指出，由於銀河娛樂現時錄得虧損，故以價格盈利為基準進行分析意義不大。

除此以外，就完備性而言，吾等亦曾按價格相對資產淨值(「**資產淨值**」)基準考慮交易價格，吾等認為，按資產淨值基準於其顯示每股銀河娛樂股份之價值以資產支持之情況下方具意義，倘銀河娛樂決定更改其業務性質或解除或轉換其所有資產用途時則相關。按資產淨值基準之估值不一定反映銀河娛樂持續經營之價值。

僅就説明用途，大致可資比較公司(按於最後可行日期之收市價計算)及銀河娛樂(按交易價格每股8.42港元計算)之企業價值／EBITDA及價格相對資產淨值比率載於下表。

公司名稱	上市國家	市值[1][2] (十億港元)	企業價值[1][2] (十億港元)	企業價值／EBITDA[3]	價格／資產淨值[3]
於澳門設有業務之娛樂場營運商					
Las Vegas Sands Corporation[4]	美利堅合眾國	365.8	404.2	78.6倍	21.2倍
MGM Mirage	美利堅合眾國	210.9	315.7	17.2倍	4.6倍
永利渡假村有限公司	美利堅合眾國	143.8	154.7	38.6倍	3.2倍
新濠博亞娛樂	美利堅合眾國	44.4	42.3	極少[5]	1.0倍
黃金集團有限公司	香港	4.7	4.4	17.8倍	0.8倍
		最高		38.6倍	4.6倍
		最低		17.2倍	0.8倍
		中位數		17.8倍	2.1倍
		平均數		24.5倍	2.4倍
亞太娛樂場營運商					
Resorts World Bhd.	馬來西亞	44.3	42.8	13.6倍	3.0倍
SKYCITY Entertainment Group Limited	新西蘭	14.7	21.6	10.4倍	5.4倍
		平均數		12.0倍	4.2倍
		整體中位數		17.2倍	3.1倍
		整體平均數		19.5倍	3.0倍
銀河娛樂集團	**香港**	**29.3**	**32.7**	**36.8倍**	**2.1倍**

1. 市值按於最後可行日期收市價及已發行攤薄股份以庫存方法計算。銀河娛樂之市值乃按交易價格及3,453,370,361股已發行股份計算。

2. 市值及企業價值已按於最後可行日期之有關現貨匯率兑換為港元。

3. 正常化EBITDA及資產淨值乃按取材自最近期中期報告及年報所載最近十二個月之業績計算。

4. Las Vegas Sands Corporation 作為重要邊遠值，並無包括在最高、最低、中位數及平均數分析內。

5. 新濠博亞娛樂並非於過去十二個月全面營運，而其正常化EBITDA為負數，故其並無包括在EV／EBITDA比率之最高、最低、中位數及平均數分析內。

6. 大致可資比較公司並無包括麗星郵輪有限公司。Resorts World Bhd.及其主要股東乃麗星郵輪有限公司之主要股東。

7. 銀河娛樂之比率乃就交易價格計算。

8. 儘管吾等注意到SKYCITY Entertainment Group Limited正就一宗可能進行之收購交易磋商，計算經選出之大致可資比較公司之交易比率時並無計入控制權之溢價。

僅就說明用途，按交易價格計算：

1. 銀河娛樂之企業價值／EBITDA 比率為36.8倍，高於經選出之大致可資比較公司之企業價值／EBITDA比率之平均數及中位數；及

2. 銀河娛樂之價格相對資產淨值比率為2.1倍，屬經選出大致可資比較公司之價格相對資產淨值比率範圍內，惟低於有關平均數及中位數。

(v) 近期市場配售個案分析

作為出售之另一個選擇，嘉華國際可選擇透過公開市場配售活動出售銷售股份。因此，吾等認為，以嘉華國際選擇於公開市場出售銷售股份情況下應獲得之潛在價格評估每股銀河娛樂股份交易價格之吸引力乃恰當做法。ANZ並無獲嘉華國際獨立董事委員會要求或授權就銷售股份引起任何第三方之興趣，吾等亦無引起並收到任何第三方之興趣。吾等之評估僅按吾等自香港近期市場配售個案觀察所得之近期折讓／溢價分析作出。

吾等僅挑選規模超過20億港元之上市股份配售，且自二零零七年一月一日至公佈日期期間參與非控制股權配售之個別公司作比較。最近之市場配售個案

顯示配售價相對緊接股份配售公佈前交易日之收市價計算之標準折讓。最近之市場配售個案載列如下，惟僅供説明之用，且並無詳述所有個案。

公佈日期	公司	配售規模 *百萬港元*	折讓
二零零七年			
九月十二日	Aluminium Corp of China Ltd.	15,357	14.8%
五月四日	世茂房地產控股有限公司	5,453	5.1%
十月三日	華潤電力控股有限公司	4,880	8.0%
九月二十四日	信和置業有限公司	4,316	7.0%
九月二十日	嘉里建設有限公司	4,152	5.0%
五月八日	華潤置地有限公司	3,934	6.0%
九月二十日	北京控股有限公司	3,715	5.6%
七月十三日	上海實業控股有限公司	3,016	4.0%
七月二十四日	中渝置地控股有限公司	2,908	6.7%
四月十三日	中國蒙牛乳業有限公司	2,704	3.4%
五月十一日	國美電器控股有限公司	2,665	5.7%
八月九日	中國建材股份有限公司	2,656	2.0%
七月十日	中化化肥控股有限公司	2,355	5.8%
九月二十日	國美電器控股有限公司	2,339	10.4%
五月三日	綠城中國控股有限公司	2,307	3.8%
四月十六日	玖龍紙業(控股)有限公司	2,031	2.6%

最高	14.8%
最低	2.0%
中位數	5.7%
平均數	6.0%

資料來源：公司公佈，彭博

吾等自上表注意到，配售價相對緊接股份配售公佈前交易日各公司之收市價之平均折讓為約6.0%，與交易價格相對最後交易日之每股銀河娛樂股份收市價折讓6.4%一致。誠如上文2(ii)節所指出，吾等注意到，於公佈日期，銀河娛樂之公眾持股量約29.9%，即約986,600,000股銀河娛樂股份。於公佈日期前十二個月，按聯交所每日平均交投量每日約2,900,000股銀河娛樂股份計算，銀河娛樂股份公眾持股量之每日平均交投量處於0.3%之低水平。因此，吾等認為銀河娛樂股份於市場之流通性限制龐大，將使於公開市場配售452,500,000股銀河娛樂股份(即公眾持股量約45.9%)甚為困難。

吾等亦注意到上文(iv)節所考慮與銀河娛樂大致可資比較公司Resorts World Bhd.近期進行之私人配售。於二零零七年七月十三日，Resorts World Bhd.按Resorts World Bhd.發出私人配售公佈前之最後交易日麗星郵輪有限公司股份收市價折讓17.4%之價格，向CMY Capital (L) Ltd.私人配售麗星郵輪有限公司14%權益。

吾等謹此指出，上述比較僅作説明用途，此乃由於近期市場配售個案清單中之公司連同麗星郵輪有限公司之規模、市值、業務、資產基礎、地理分佈、往績、未來前景及其他相關標準均不能與銀河娛樂比較，且近期各市場配售個案以及非公開配售麗星郵輪有限公司股份均在市況可能有別於出售當時之市況下進行。

(vi) 銀河娛樂股份之過往股價表現

下表載列銀河娛樂股份於有關(其中包括)出售之公佈刊發後首個交易日二零零七年十月十五日(「恢復買賣日期」)前十二個月至最後可行日期之收市價變動：


9.50元
9.00元
8.50元
8.00元
7.50元
7.00元
6.50元
6.00元
股價（港元）
25
20
15
10
5
0
交投量（百萬）
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
二零零七年四月
二零零七年五月
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
二零零七年十月
交易價格

資料來源：彭博

附註：

1	二零零六年十月十九日	星際酒店及娛樂場開幕
2	二零零六年十一月三日	澳門十月博彩收益增加至687,000,000美元
3	二零零六年十一月二十七日	星際娛樂場貴賓會開業
4	二零零六年十二月七日	銀河娛樂於二零零六年十二月六日發行240,000,000美元可換股票據後，Moody檢討可能將銀河娛樂之評級調低
5	二零零六年十二月十五日	發行零息可換股票據完成
6	二零零七年二月九日	銀河娛樂宣佈增加其澳門博彩市場份額至22%
7	二零零七年四月十八日	唐家達先生獲委任為銀河娛樂之獨立非執行董事
8	二零零七年五月三日	Moody確認銀河娛樂之B1評級及穩定前景
9	二零零七年六月十三日	銀河娛樂五個月溢利增加25%

10	二零零七年六月十八日	恒生指數上升2.7%至21,582.89點，自二零零四年五月以來最大升幅
11	二零零七年六月二十六日	銀河娛樂就澳門酒店及娛樂場項目尋求外界業務
12	二零零七年八月八日	恒生指數開始下跌，復蘇前於八月十七日跌至20,387.134點，跌幅9.5%
13	二零零七年九月十八日	銀河娛樂宣佈上半年之虧損收窄至267,800,000港元
14	二零零七年十月四日	恒生指數錄得七個星期內最大之兩日跌幅，跌至26,973.98點
15	二零零七年十月十一日	銀河娛樂宣佈(其中包括)訂立認購協議、浮息票據協議及股份出讓協議
16	二零零七年十月十六日	Moody確認銀河娛樂之B1企業評級及優先無抵押評級

從市場價格預測評估交易價格是否合理時，按股票市場可能被視為可提供充份反映有關價格預測之有效機制為基準，吾等已考慮銀河娛樂之現時及過往股價能否作為反映銀河娛樂股份於特定時間之財務價值之合理指標。於正常情況下，於認可證券交易所買賣之股份市場估值或會受*(其中包括)*特定時間之相關流通量、自由流通量、股票分析覆蓋率、投資者興趣以及一般市場氣氛影響。

交易價格8.42港元處於恢復買賣日期前十二個月至最後可行日期銀河娛樂股份收市價交易範圍之高位。交易價格較：

(a) 於最後交易日收市價每股銀河娛樂股份9.00港元折讓約6.4%；

(b) 於二零零七年九月二十八日至最後交易日止連續五個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%；

(c) 於二零零七年八月二十三日至最後交易日止連續30個交易日平均收市價每股銀河娛樂股份7.99港元有溢價5.4%；

(d) 於二零零七年十月二日銀河娛樂股份之最高收市價9.14港元折讓7.9%；

(e) 最後可行日期之銀河娛樂股份之收市價8.08港元有溢價4.2%。

吾等亦已考慮於恢復買賣日期前十二個月內銀河娛樂股份相比整體適用市場(按恒生綜合指數(「**恒生指數**」)及彭博／標準報章澳門博彩指數(Bloomberg/Standard Newspaper Macau Gambling Index)(「**澳門博彩指數**」，參與或有關澳門博彩及娛樂業務之聯交所上市公司指數)所反映)之相關表現。

根據下列圖表，於恢復買賣日期前十二個月，銀河娛樂股份價格表現遜於恒生指數反映之整體市場表現，但優於澳門博彩指數反映之特定適用市場表現。


相關股價（重調至100點）
170
160
150
140
130
120
110
100
90
80
70
60
二零零六年十月十六日
二零零六年十一月十六日
二零零六年十二月十六日
二零零七年一月十六日
二零零七年二月十六日
二零零七年三月十六日
二零零七年四月十六日
二零零七年五月十六日
二零零七年六月十六日
二零零七年七月十六日
二零零七年八月十六日
二零零七年九月十六日
二零零七年十月十五日
銀河娛樂股份價格
恒生指數
彭博／標準報章澳門博彩指數

資料來源：彭博

吾等謹指出，於任何情況下皆不應依據銀河娛樂股份之過往交投表現作為銀河娛樂日後交投表現之指標。

(vii) 對嘉華國際集團之財務影響

資產淨值

緊隨完成後及假設最後可行日期至完成日期止期間已發行嘉華國際股份數目並無變動，則每股嘉華國際股份之資產淨值將由二零零七年六月三十日之4.05港元增至4.20港元。

盈利

於完成後，嘉華國際將錄得約1,470,000,000港元收益。假設嘉華國際已發行股本並無變動，按於最後可行日期已發行2,455,000,000股嘉華國際股份計算，嘉華國際於緊隨完成後將錄得每股嘉華國際股份約0.6港元之盈利。

流動資金及資產負債比率

嘉華國際集團於二零零七年六月三十日之現金儲備約為594,000,000港元。出售所得款項將大大改善嘉華國際集團之現金狀況。嘉華國際集團於二零零七年六月三十日之資產負債比率（按嘉華國際集團未償還貸款總額

減現金結餘除資產總值計算)為23%。僅就説明用途,假設出售所得款項淨額為3,800,000,000港元,且嘉華國際集團自二零零七年六月三十日以來並無動用任何額外貸款,則嘉華國際集團將於完成時處於淨現金狀況。

3. 意見及推薦建議

根據於最後可行日期吾等所得資料及本函件所載因素,經考慮*(其中包括)*下列各項後:

(i) 出售背景;

(ii) 出售之理由;

(iii) 有關銀河娛樂之資料,包括其近期歷史資產淨值狀況、近期財務表現及銀河娛樂未來前景之聲明;

(iv) 銀河娛樂之企業價值/EBITDA比率為36.8倍,高於經選出之大致可資比較公司之企業價值/EBITDA比率平均數及中位數;

(v) 銀河娛樂之價格相對資產淨值比率為2.1倍,介乎經選出之大致可資比較公司價格相對資產淨值比率之範圍內,但低於有關平均數及中位數,惟務請垂注,此項分析僅於銀河娛樂決定更改其業務性質或變現或轉換其全部資產之用途時方為相關,不一定反映銀河娛樂持續經營之價值;

(vi) 近期市場配售個案反映之平均折讓約為6.0%,與交易價格較於最後交易日收市價每股銀河娛樂股份6.4%之折讓相符。吾等認為銀河娛樂股份於市場之流通性限制龐大,將使於公開市場配售452,500,000股銀河娛樂股份(即公眾持股量約45.9%)甚為困難;

(vii) Resorts World Bhd.近期於二零零七年七月十三日就麗星郵輪有限公司14%權益進行相關私人配售,代價較私人配售公佈前之最後交易日麗星郵輪有限公司股份收市價折讓17.4%,而交易價格則較最後交易日每股銀河娛樂收市價折讓6.4%;

(viii) 交易價格8.42港元處於恢復買賣日期前十二個月至最後可行日期銀河娛樂股份收市價成交範圍之高位;

(ix) 於恢復買賣日期前十二個月，銀河娛樂股份價格表現遜於恒生指數反映之整體市場表現，但優於澳門博彩指數反映之特定適用市場表現；及

(x) 按資產淨值、盈利、流動資金及資產負債比率而言對嘉華國際集團之正面財務影響。

吾等認為，股份出讓協議項下出售之條款(包括交易價格)屬一般商業條款，在日常業務中訂立，且對嘉華國際獨立股東而言屬公平合理。吾等亦認為，出售符合嘉華國際集團及嘉華國際股東之整體利益。因此，吾等建議嘉華國際獨立董事委員會推薦嘉華國際獨立股東投票贊成於嘉華國際股東特別大會提呈之決議案，以批准出售及股份出讓協議，就此，ANZ將向嘉華國際獨立股東作出相同建議。

吾等於本函件披露之意見及推薦建議乃根據截至最後可行日期之市場、經濟、行業、貨幣及其他適用情況以及吾等所得資料而作出。

此致

嘉華國際獨立董事委員會及
嘉華國際獨立股東 台照

代表
Australia and New Zealand Banking Group Limited
澳洲及新西蘭銀行集團有限公司
董事
簡堡城
謹啟

二零零七年十一月五日

責任聲明

本通函乃遵照上市規則之規定提供有關銀河娛樂之資料。銀河娛樂董事願就本通函所載有關銀河娛樂集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成分。

權益之披露

銀河娛樂董事之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部須通知銀河娛樂及聯交所，或根據證券及期貨條例第352條而備存的登記冊內，或根據載於上市規則之上市公司董事進行證券交易之標準守則另行通知銀河娛樂及聯交所，銀河娛樂各董事在銀河娛樂股份、銀河娛樂相關股份及銀河娛樂債券之權益，及任何認購銀河娛樂股份之權利之詳情，分列如下：

(a) 銀河娛樂股份（包括銀河娛樂相關股份）

姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂博士	17,187,632	2,181,518	372,862,426[(1)]	1,313,887,206[(2)]	1,706,118,782	49.40
呂耀東	11,498,896	–	440,119,661[(3)]	1,313,887,206[(2)]	1,765,505,763	51.12
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.08
鄧呂慧瑜	8,939,722	–	–	1,313,887,206[(2)]	1,322,826,928	38.31
張惠彬	252,533	–	–	–	252,533	0.01
鄭慕智	500,000	–	–	–	500,000	0.01
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01
唐家達	2,800,000	–	–	–	2,800,000	0.08

(b) 僱員購股權

姓名	授出日期	所持僱員購股權數目	行使價 (港元)	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭慕智	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
唐家達	二零零五年十月二十一日	2,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日

(c) 債券[(4)]

姓名		債券金額	
	公司權益 (港元)	其他權益 (港元)	合計權益 (港元)
呂博士	—	—	—
呂耀東	—	—	—
鄧呂慧瑜	—	—	—

附註：

(1) 於最後可行日期，由呂博士所控制之Best Chance Investments Ltd.、步基證券有限公司、Super Focus、Sutimar、Premium Capital及Mark Liaison分別持有80,387,837股銀河娛樂股份、305,401股銀河娛樂股份、106,716,107股銀河娛樂股份、162,484,047股銀河娛樂股份、13,308,179股銀河娛樂股份及9,660,855股銀河娛樂股份。

(2) 由呂博士以創立人身分成立之主要信託於最後可行日期擁有1,313,887,206股銀河娛樂股份。呂博士、呂耀東及鄧呂慧瑜為主要信託之直接或間接可能受益人，因此被視為擁有主要信託所持有之上述股份權益。

(3) 於最後可行日期，由呂耀東控制之Recurrent Profits持有114,504,039股銀河娛樂股份。Top Notch Opportunities Limited(「Top Notch」)擁有231,615,731股銀河娛樂相關股份，Kentlake International Investments Limited(「Kentlake」)擁有60,000,000股銀河娛樂股份及33,999,891股銀河娛樂相關股份。Top Notch及Kentlake均由呂耀東控制。

(4) 根據浮息票據協議，銀河娛樂同意全數償還分別由呂博士與鄧呂慧瑜所擁有為數2,320,898,413港元及呂耀東所擁有為數2,371,805,067港元之浮息票據。

除上文所披露者外，於最後可行日期，銀河娛樂董事及銀行河娛樂行政總裁(如有)概無在銀河娛樂或其任何相聯法團(定義見證券及期貨條例第XV部)的銀河娛樂股份、銀河娛樂相關股份及銀河娛樂債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會銀河娛樂及聯交所；或根據證券及期貨條例第352條存置之登記冊所記錄；或根據上市規則所載上市發行人董事進行證券交易的標準守則須知會銀河娛樂及聯交所之任何權益或淡倉。

主要股東之權益

(a) *銀河娛樂之權益*

於最後可行日期，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有銀河娛樂股份及銀河娛樂相關股份權益之人士(而該等人士並非銀河娛樂之董事或行政總裁)，分列如下：

名稱	銀河娛樂股份數目(好倉)	佔已發行股本之百分比	銀河娛樂股份數目(淡倉)	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	7.69	265,615,622	7.69
City Lion Profits Corp.	1,313,887,206	38.05	–	–
Davos Investment Holdings Private Limited	265,615,622	7.69	265,615,622	7.69
ENB Topco 2 S.à.r.l	625,072,627	18.10	–	–
國浩集團有限公司	265,615,622	7.69	265,615,622	7.69
Guoline Capital Assets Limited	265,615,622	7.69	265,615,622	7.69
Guoline Overseas Limited	265,615,622	7.69	265,615,622	7.69

名稱	銀河娛樂股份數目（好倉）	佔已發行股本之百分比	銀河娛樂股份數目（淡倉）	佔已發行股本之百分比
HL Holdings Sdn Bhd	265,615,622	7.69	265,615,622	7.69
Hong Leong Company (Malaysia) Berhad	265,615,622	7.69	265,615,622	7.69
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	7.69	265,615,622	7.69
HSBC International Trustee Limited	1,313,887,206(附註)	38.05	–	–
Kwek Holdings Pte Ltd	265,615,622	7.69	265,615,622	7.69
Kwek Leng Kee	265,615,622	7.69	265,615,622	7.69
嘉華國際集團有限公司	162,484,047	4.71	–	–
何安全	176,250,301	5.10	–	–
Permira Holdings Limited	775,884,000	22.47	–	–
郭令燦	265,615,622	7.69	265,615,622	7.69
Top Notch Opportunities Limited	231,615,731	6.71	–	–

附註： HSBC International Trustee Limited乃由呂博士以創立人身分成立之主要信託之信託人，該信託持有1,313,887,206股銀河娛樂股份。

下列權益乃重複者：

(i) 呂博士、呂耀東、鄧呂慧瑜、City Lion及HSBC International Trustee Limited擁有之1,313,887,206股銀河娛樂股份；

(ii) 呂博士及嘉華國際擁有之162,484,047股銀河娛樂股份；

(iii) 呂耀東及Top Notch擁有之 231,615,731股銀河娛樂相關股份；

(iv) 呂耀東及何安全先生擁有之60,000,000股銀河娛樂股份及33,999,891股銀河娛樂相關股份；

(v) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股銀河娛樂股份（好倉及淡倉）；及

(vi) Permira Holdings Limited及ENB Topco 2 S.à.r.l擁有之625,072,627股銀河娛樂股份。

(b) *於銀河娛樂集團其他成員公司之權益*

除下文所披露者外，就銀河娛樂董事所知，於最後可行日期，並無任何人士(銀河娛樂董事除外)直接或間接擁有附有權利可在一切情況下於銀河娛樂集團任何其他附屬公司之股東大會上投票之任何類別股本面值10%或以上權益：

附屬公司名稱	股份或股本權益(視乎情況而定)之直接或間接擁有人名稱	所持股本權益實際百分率%
Archiever Capital Limited	何安全	10%
北京首嘉石業有限公司	北京首鋼石灰石礦	45%
Charm Rich International Limited	何安全	10%
E-cost Enterprises Limited	柯國斌	22.22%
快捷混凝土有限公司	Joint Link Development Limited	25%
Firmever Limited	Joint Link Development Limited	25%
美力投資有限公司	住友大阪水泥株式會社	20%
銀河娛樂場股份有限公司	何安全	10%
Galaxy Entertainment Finance Company Limited	何安全	10%
銀河酒店管理有限公司	何安全	10%
銀河專業服務有限公司	何安全	10%
銀河工程管理有限公司	何安全	10%
銀河之旅有限公司	何安全	10%
廣州嘉房混凝土有限公司	廣州宏圖實業公司	20%
	廣州市土地開發綜合服務公司	10%
	廣州市房地產實業總公司	10%
惠州大亞灣嘉華混凝土有限公司	大亞灣香港有限公司	20%
K. Wah Concrete Technology Consultancy Limited	大亞灣香港有限公司	20%
嘉安石礦有限公司	派安石礦有限公司	36.5%
Majestic Orient Limited	何安全	10%

附屬公司名稱	股份或股本權益（視乎情況而定）之直接或間接擁有人名稱	所持股本權益實際百分率%
新銀河娛樂有限公司	何安全	10%
珠海外伶仃混凝土預製件有限公司	珠海市東區恒升建材有限公司	25%
順智國際有限公司	何安全	10%
正宏投資有限公司	住友大阪水泥株式會社	20%
上海滬滙混凝土有限公司	上海徐房建築實業公司	40%
上海嘉富混凝土有限公司	上海富盛浙工建材有限公司	45%
上海嘉建混凝土有限公司	上海市第一市政工程有限公司	39%
Sky Majestic Enterprises Limited	何安全	10%
星際酒店有限公司	何安全	10%
成功管理服務有限公司	何安全	10%
Success Tower Properties Limited	何安全	10%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%
拓展道路安全工程有限公司	許德展	22%
	溫榮舜	10%
富先投資有限公司	何安全	10%
Wise Concrete Limited（於英屬處女群島註冊成立）	Joint Link Development Limited	25%
威盛混凝土有限公司（於澳門註冊成立）	Joint Link Development Limited	25%
Year Forward Limited	何安全	10%

除上文披露者外，於最後可行日期，概無任何人士曾知會銀河娛樂表示擁有根據證券及期貨條例第XV部第2及第3分部須向銀河娛樂披露之銀河娛樂股份或銀河娛樂相關股份之權益或淡倉。

銀河娛樂董事及聯繫人士的競爭業務權益

於最後可行日期，概無任何銀河娛樂董事或彼等各自的聯繫人士於與銀河娛樂集團業務構成直接或間接競爭或可能構成直接或間接競爭的業務中擁有任何權益（作為獨立非執行董事除外）。

銀河娛樂董事之服務合約

於最後可行日期，銀河娛樂任何董事概無與銀河娛樂集團任何成員公司訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償（法定賠償除外）之合約除外。

訴訟

於最後可行日期，銀河娛樂集團任何成員公司概無牽涉任何重大訴訟或索償，據銀河娛樂董事所知，銀河娛樂集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償要求。

重大合約

以下為銀河娛樂集團成員公司於最後可行日期之前兩年內訂立之重大合約或可能屬重大之合約（並非在日常業務過程中訂立之合約）：

(1) Galaxy Entertainment Finance Company Limited、銀河娛樂場股份有限公司及The Bank of New York就由Galaxy Entertainment Finance Company Limited發行600,000,000美元本金票據所訂立日期為二零零五年十二月十四日之雙聯契約；

(2) 銀河娛樂（以發行人名義）與The Bank of New York（以信託人名義）於二零零六年十二月十四日就銀河娛樂可換股債券所訂立之雙聯契約；

(3) 認購協議；

(4) 投資者權利協議；

(5) 浮息票據協議；及

(6) 銀河娛樂與Merrill Lynch Far East Limited就150,000,000股銀河娛樂股份所訂立日期為二零零七年十月十一日之配售協議。

重大逆轉

於最後可行日期，就銀河娛樂董事所知，自二零零六年十二月三十一日（銀河娛樂最近期經審核綜合財務報表之結算日）以來，銀河娛樂集團之財務或經營狀況並無出現任何重大逆轉。

於銀河娛樂集團名下資產之權益

於最後可行日期，銀河娛樂董事概無於銀河娛樂集團任何成員公司自二零零六年十二月三十一日（銀河娛樂最近期經審核綜合財務報表之結算日）以來所購入、出售或租賃，或建議購入、出售或租賃之任何資產中擁有任何直接或間接權益。

於銀河娛樂合約中之權益

於最後可行日期，除本通函所披露者外，銀河娛樂董事概無於銀河娛樂集團任何成員公司所訂立於最後可行日期仍然生效，且與銀河娛樂集團業務存有密切關係之任何合約或安排中擁有重大權益。

一般資料

a. 銀河娛樂之註冊辦事處為香港中環夏慤道10號和記大廈16樓1606室。

b. 銀河娛樂之公司秘書為陳麗潔小姐，彼持有學士學位，為英國特許秘書及行政人員公會會員及香港特許秘書公會會士。

c. 銀河娛樂之合資格會計師為張永康先生，彼為香港會計師公會資深會員、資深特許公認會計師公會會員及特許會計師。

d. 銀河娛樂之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712 － 1716室。

嘉華國際集團之債項

於二零零七年九月三十日（即確定本債項聲明所載若干資料之最後日期）營業時間結束時，嘉華國際集團之未償還借貸約為4,757,000,000港元，包括銀行貸款約4,618,000,000港元（其中約2,511,000,000港元為有抵押銀行貸款及約2,107,000,000港元為無抵押銀行貸款）、於二零零九年三月二十三日到期的嘉華國際債券34,000,000港元，及附屬公司少數股東之貸款約105,000,000港元。

下表概述嘉華國際集團於二零零七年九月三十日之借貸：

	千港元
應償銀行貸款	
一年內	1,943,900
一至兩年	1,870,946
兩至五年	803,425
	4,618,271
嘉華國際債券[附註]	
一至兩年	33,961
附屬公司少數股東之貸款	
按要求償還	104,379
	4,756,611

附註：於二零零七年九月三十日，未兑換嘉華國際債券之票面值為40,000,000港元。

於二零零七年九月三十日，賬面值合共約8,611,000,000港元的投資物業、租賃土地及樓房、發展中待售物業及完成持作出售物業已法定抵押作為嘉華國際集團之若干現有銀行信貸額擔保。

於二零零七年九月三十日，嘉華國際集團之或然負債包括就共同控制實體取得之1,225,000,000港元銀行信貸額出具擔保，其中已動用之信貸額約為738,000,000港元。

於二零零七年九月三十日，嘉華國際就被投資公司根據與香港特別行政區政府訂立合約之履行承擔，向香港特別行政區政府出具擔保。

除上述所披露者及集團內部公司間負債及在日常業務過程中出現之業務應付賬款外，於二零零七年九月三十日營業時間結束時，嘉華國際集團並無任何已發行而尚未償還或法定或以其他方式設立但尚未發行之債務證券、有期貸款、其他借貸或屬借貸性質之債項，包括銀行透支、承兑負債(一般貿易票據除外)、承兑信貸、租購承擔、按揭、抵押、擔保或其他重大或然負債。

就上述債項陳述而言，外幣金額乃按二零零七年九月三十日營業時間結束時之匯率折算為港元。

營運資金

經計入出售事項淨所得款項、可供運用之財務資源，銀行信貸額及經營業務所得現金流量後，嘉華國際董事認為，嘉華國際集團具備足夠營運資金，以應付其目前需求，直至本通函刊行日期起最少未來十二個月。

財務及經營前景

嘉華國際於截至二零零七年六月三十日止六個月之營業額為1,759,000,000港元(二零零六年同期為129,000,000港元)，股東應佔溢利則增加306%至439,000,000港元(二零零六年同期為108,000,000港元)。營業額增加之主要原因為於期內確認嘉華國際集團出售名下上海慧芝湖第一期所得收入。嘉華國際之每股盈利為18.06港仙，而二零零六年同期則為4.52港仙。

雖然中國中央政府致力令中國地產市場降溫而推出各項政策及措施，但嘉華國際集團在中國之物業發展業務仍不斷增長。中國重點城市之物業市場交投仍然活躍，二線城市亦吸引外資入市興趣。嘉華國際集團名下上海慧芝湖第一期大部份住宅單位經已售出，第二期亦已動工興建。嘉華國際集團其他現有發展項目已按預定進度施工。

嘉華國際集團積極在中、港兩地物色合適之地盤及投資機會。於二零零七年八月八日，嘉華國際集團在中國內地之土地拍賣會上以人民幣(¥)206,000,000元成功投得廣州花都一幅地盤面積約454,000平方呎之住宅發展用地。嘉華國際集團積極參與中國之土地拍賣，從中物色合適之地盤及投資機會，目標不限於廣州及上海等都會城市，青島、昆明及無錫等二線城市亦在考慮之列。嘉華國際董事認為，將發展範圍擴展至該等二線城市有利嘉華國際集團之長遠持續增長。

嘉華國際集團與其他發展商組成合營公司合作在香港發展土地，計有(i)大埔白石角填海區（即嘉華國際集團佔25%之大埔市地段188號及嘉華國際集團佔15%之大埔市地段186號）、(ii)嘉華國際集團佔15%之西九龍填海區海泓道地盤及(iii)香港仔內地段451號（嘉華國際集團佔35%權益及擔任此發展項目之項目經理）。嘉華國際集團將於二零零七年下半年完成其「嘉御山」及「嘉薈軒」之發展項目，屆時將會確認所得售樓收入及溢利。

責任聲明

本通函乃遵照上市規則之規定提供有關嘉華國際之資料。嘉華國際董事願就本通函所載有關嘉華國際集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

嘉華國際董事之證券權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向嘉華國際及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉（如有）），或根據證券及期貨條例第352條由嘉華國際備存之登記冊內，或根據載於上市規則附錄十向嘉華國際及聯交所申報，各嘉華國際董事於嘉華國際或其相聯法團（定義見證券及期貨條例第XV部）之嘉華國際股份、相關股份及債券中所擁有之權益及淡倉（如有），與有關認購嘉華國際股份之權利及行使該等權利之詳情載列如下：

(a) 嘉華國際股份

董事	嘉華國際股份數目 個人權益	家族權益	公司權益	合計	佔已發行股本之概約百分比
呂博士	6,558,534	7,256,345[1]	1,326,706,115[2]	1,340,520,994	54.58
呂耀東	5,878,035	–	–	5,878,035	0.24
許淇安	580,000	–	–	580,000	0.02
倫贊球	2,245,046	–	–	2,245,046	0.09
鄧呂慧瑜	8,340,371	–	–	8,340,371	0.34
鍾逸傑爵士	150,000	–	–	150,000	0.01
梁文建	100,000	–	–	100,000	0.00
黃乾亨	601,226	–	–	601,226	0.02
李東海	550,000	–	–	550,000	0.02
陳有慶	936,563	–	–	936,563	0.04
張惠彬	607,239	–	–	607,239	0.02
廖樂柏	500,000	–	–	500,000	0.02

除另有説明外，上述所有個人權益均為個別嘉華國際董事以實益擁有人之身份持有。

(b) 嘉華國際購股權

董事	於最後可行日期所持有之購股權	每股行使價 *(港元)*	行使期
呂博士	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	–	–	–
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	–	–	–
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂博士透過其配偶之權益，被視作持有7,256,345股嘉華國際股份之權益。

(2) 該1,326,706,115股股份為(i) Best Chance Investments Ltd.所持35,696,109股嘉華國際股份、(ii)步基證券有限公司所持3,095,377股嘉華國際股份、(iii) Favor Right Investments Limited所持8,286,000股嘉華國際股份、(iv) Super Focus Company Limited所持1,086,035,985股嘉華國際股份、(v) Premium Capital Profits Limited所持135,435,613股嘉華國際股份及(vi) Mark Liaison Limited所持58,157,031股嘉華國際股份之總和。上述公司最終由呂博士實益擁有及控制。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，嘉華國際董事及行政總裁(如有)概無在嘉華國際或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會嘉華國際及聯交所(包括彼等根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))；或根據證券及期貨條例第352條存置之嘉華國際登記冊所記錄；或根據上市規則附錄十須知會嘉華國際及聯交所之任何權益或淡倉。

主要股東之證券權益

(a) 嘉華國際

於最後可行日期，就任何嘉華國際董事所知，於嘉華國際股份或嘉華國際相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向嘉華國際披露，或根據證券及期貨條例第336條記錄於嘉華國際存置之登記冊內之權益或淡倉，或直接或間接擁有可在一切情況下於嘉華國際集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上權益之每位人士(嘉華國際董事除外)之權益如下：

股東名稱	普通股數目(好倉)	已發行股本概約百分比%
Super Focus Company Limited	1,086,035,985[(1)]	44.22
Penta Investment Advisers Limited	387,574,033[(2)]	15.78
John Zwaanstra	387,574,033[(3)]	15.78
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.66
Todd Zwaanstra	163,668,672[(5)]	6.66
Mercurius GP LLC	163,668,672[(6)]	6.66

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股嘉華國際股份及193,592,644股嘉華國際股份，呂博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited以投資經理身份擁有387,574,033股嘉華國際股份。

(3) 該等股份與附註(2)所述之387,574,033股嘉華國際股份相同。John Zwaanstra先生因擁有Penta Investment Advisers Limited之100%權益而被視為擁有嘉華國際股份權益。John Zwaanstra先生因控制Penta Asia Fund, Ltd.及Mercurius GP LLC之投票權逾三分一而被視為擁有Penta Asia Fund, Ltd.及Mercurius GP LLC所持嘉華國際股份之權益。

(4) 該163,668,672股嘉華國際股份乃由Penta Asia Fund, Ltd.之全資附屬公司Penta Master Fund, Ltd.持有，且與Penta Investment Advisers Limited名下部份權益重複。

(5) Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一，因而被視為擁有Penta Master Fund, Ltd.所持163,668,672股嘉華國際股份之權益。

(6) Mercurius GP LLC為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持163,668,672股嘉華國際股份之權益。

John Zwaanstra先生亦擁有Penta Investment Advisers Limited所持387,574,033股股份之權益，而該等387,574,033股股份其中163,668,672股亦被視為由(a) Todd Zwaanstra先生透過Penta Master Fund, Ltd.(由Penta Asia Fund全資擁有，故Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一)及(b) Mercurius Partners Trust之創立人Mercurius GP LLC擁有權益。

除上文所披露者外，於最後可行日期，概無任何人士曾知會嘉華國際表示擁有根據證券及期貨條例第XV部第2及3分部須向嘉華國際披露之嘉華國際股份或嘉華國際相關股份之權益或淡倉。

(b) 嘉華國際集團其他成員公司

除下文所披露者外，就嘉華國際董事所知，於最後可行日期，並無任何人士(嘉華國際董事除外)直接或間接在嘉華國際集團任何其他成員公司之股東大會擁有10%或以上待有投票權面值股本)權益：

附屬公司名稱	股份或股本權益(視乎情況而定)之擁有人名稱	所持股本權益實際百分比%
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
Chely Well Limited	Tidefull Investment Limited	28%
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Max Orient Holdings Limited	30%
	上海徐房(集團)有限公司	15%

競爭業務

於最後可行日期，呂博士、呂耀東及鄧呂慧瑜女士(三人統稱「嘉華國際有關董事」)，擁有若干從事物業投資、貿易及發展業務之獨立管理公司之權益。該等公司之業務(「競爭業務」)與嘉華國際集團的業務可能有直接或間接競爭。嘉華國際有關董事亦為若干競爭業務控股公司之董事。

儘管嘉華國際有關董事亦為嘉華國際之董事，嘉華國際集團仍然有能力就競爭業務獨立地按公平基準進行其業務。嘉華國際有強大及獨立的董事會，共有十二名嘉華國際董事，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立

非執行董事包括有專業人士(核數╱會計及法律方面)，成功的實業家，及前香港政府高級官員。嘉華國際已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。嘉華國際有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。嘉華國際有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，嘉華國際董事認為嘉華國際本集團之利益受到足夠保障。

除上述披露者外，嘉華國際董事及其各自有關的聯繫人與嘉華國際集團並無其他業務競爭權益。

服務合約

於最後可行日期，嘉華國際各董事概無與嘉華國際集團任何成員公司訂立任何並非於一年內屆滿且嘉華國際集團有關成員公司不得於一年內終止而毋須作賠償(法定賠償除外)之服務合約。

訴訟

於最後可行日期，嘉華國際集團之任何成員公司概無牽涉任何重大訴訟或索償，據嘉華國際董事所知，嘉華國際集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

重大合約

嘉華國際集團成員公司於最後可行日期之前兩年內訂立之重大合約或可屬重大之合約(並非在日常業務過程中訂立之合約)，即股份出讓協議。

重大逆轉

於最後可行日期，就嘉華國際董事所知，自二零零六年十二月三十一日(嘉華國際集團最近期經審核綜合財務報表之結算日)以來，嘉華國際集團之財務或經營狀況並無出現任何重大逆轉。

於嘉華國際集團名下資產之權益

於最後可行日期，嘉華國際董事概無於嘉華國際集團任何成員公司自二零零六年十二月三十一日(嘉華國際最近期經審核綜合財務報表之結算日)以來所購入、出售或租賃，或建議購入、出售或租賃之任何資產中擁有任何直接或間接權益。

於嘉華國際合約中之權益

於最後可行日期，除本通函所披露者外，嘉華國際各董事概無於嘉華國際集團任何成員公司所訂立於最後可行日期仍然生效，且與嘉華國際集團業務存有密切關係之任何合約或安排中擁有重大權益。

一般資料

(a) 嘉華國際之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 嘉華國際之香港主要辦事處位於香港北角渣華道191號嘉華國際中心二十九樓。

(c) 嘉華國際之公司秘書為陳明德先生，彼為香港之合資格律師，亦為紐約州律師公會之律師及為新加坡之律師／出庭代訟人；而嘉華國際之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(d) 嘉華國際之香港股份過戶及登記分處為香港中央證券登記有限公司，地址位於香港灣仔皇后大道東183號合和中心17樓1712 － 1716室。

專家及同意書

以下為於本通函提供意見之專家之專業資格：

名稱	資格
ANZ	銀行業條例下持牌銀行及證券及期貨條例下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動
德國商業銀行	銀行業條例下持牌銀行及證券及期貨條例下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動

於最後可行日期，ANZ及德國商業銀行均無於銀河娛樂集團或嘉華國際集團任何成員公司之股本中擁有任何實益權益，或任何可認購或提名他人認購銀河娛樂集團或嘉華國際集團任何成員公司證券之權利(不論可依法強制執行與否)，亦無於銀河娛樂集團或嘉華國際集團任何成員公司自銀河娛樂及嘉華國際各自之最近期公佈經審核財務報表之結算日二零零六年十二月三十一日以來所購入、出售或租賃，或擬購入、出售或租賃之資產中直接或間接擁有權益。

ANZ及德國商業銀行各自已就本通函之刊發以及按現行格式及涵義載列其函件及／或提述其名稱發出同意書，且並無撤回有關同意書。

備查文件

以下文件將於本通函日期起至銀河娛樂股東特別大會及嘉華國際股東特別大會日期(以較後日期為準)期間任何平日(公眾假期除外)一般辦公時間內，在齊伯禮律師行之辦事處(地址為香港中環遮打道16-20號歷山大廈20樓)及於銀河娛樂股東特別大會及嘉華國際股東特別大會上可供查閱：

1. 銀河娛樂組織章程大綱及細則；

2. 嘉華國際組織章程大綱及公司細則；

3. 銀河娛樂包括截至二零零五年及二零零六年十二月三十一日止各年度經審核綜合財務報表之年報，以及銀河娛樂包括截至二零零七年六月三十日止六個月若干未經審核綜合財務報表之中期報告；

4. 嘉華國際包括截至二零零五年及二零零六年十二月三十一日止各年度經審核綜合財務報表之年報，以及嘉華國際包括截至二零零七年六月三十日止六個月若干未經審核綜合財務報表之中期報告；

5. 本通函附錄一所述銀河娛樂集團之重大合約；

6. 本通函附錄二所述嘉華國際集團之重大合約；及

7. 浮息票據。

8. 嘉華國際自二零零六年十二月三十一日根據上市規則第14章刊發之通函，當中包括：

    a. 日期為二零零七年四月十九日之通函，關於須予披露交易及成立合營公司藉以發展位於香港之地塊（即新界大埔大埔市地段188號白石角填海工程第一期C地盤）；

    b. 日期為二零零七年六月二十日之通函，關於須予披露交易及成立合營公司藉以發展位於香港之地塊（即香港九龍內地段第11073號九龍西九龍填海區海泓道、欣翔道及友翔道交界）；

    c. 日期為二零零七年十月二十五日之通函，關於就須予披露交易及成立合營公司藉以發展位於香港之地塊（即新界大埔大埔市地段186號白石角填海工程第一期B地盤）。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

茲通告銀河娛樂集團有限公司(「本公司」)謹訂於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將提呈為普通決議案之決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

(a) 藉增設2,112,000,000股每股面值0.10港元之額外股份，將本公司之法定股本由688,800,000港元增加至900,000,000港元，該等新股份在各方面將與本公司股本內之現有股份享有同等權利；

(b) 批准、追認及確認：

(i) 本公司、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1 所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購合共323,384,000股本公司新股份之認購協議(「認購協議」)；

(ii) 本公司、ENB LUX 1 S.à.r.l、Permira IV L.P.1、City Lion Profits Corp.、Super Focus Company Limited、Mark Liaison Limited、Premium Capital Profits Limited、呂志和博士、Recurrent Profits Limited、呂耀東先生及鄧呂慧瑜女士就(其中包括)ENB LUX 1 S.à.r.l委任董事加入本公司董事會之權利所訂立日期為二零零七年十月八日之投資者權利協議(「投資者權利協議」)；

(iii) 本公司、City Lion Profits Corp.及Recurrent Profits Limited就兑換及償還本公司於二零零五年七月二十二日發行(其後於二零零六年一月十四日修訂)本金額合共2,371,805,067港元並須於二零零八年九月三十日償

還之「B類」浮息無抵押貸款票據所訂立日期為二零零七年十月八日之浮息票據兌換及償還協議(「浮息票據協議」)，

分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事實行該等協議所述之一切交易，並進行彼等認為達成該等協議及據此擬進行之安排乃屬必要或權宜之一切行動及事宜並簽立一切有關文件，包括但不限於按認購協議所述發行認購股份及按浮息票據協議所述發行兌換股份；及

(c) 在不損害本決議案(b)段所述之一般性原則下，授權本公司董事，按於二零零七年六月二十六日舉行之股東週年大會上授予董事發行股份之一般授權下之權力，發行根據認購協議所賦予反攤薄權利項下可能須予發行最多不超過510,358,272股股份。」

2. 「**動議**委任Martin Clarke為本公司董事，由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

3. 「**動議**委任Guido Paolo Gamucci為本公司董事，由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

4. 「**動議**：

(a) 在下文(b)段之規限下，一般性及無條件批准本公司董事於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份，並作出或授出可能須於有關期間或之後行使有關權力之售股建議、協議及購股權；

(b) 本公司董事依據上文(a)段批准配發或同意有條件或無條件配發(不論依據購股權或其他方式配發)之股本面值總額，除根據下述各項外：

(i) 配售新股；

(ii) 按照本公司所發行任何認股權證或可轉換為本公司股份之任何證券之條款下認購或轉換權獲行使；

(iii) 本公司當時根據香港聯合交易所有限公司證券上市規則採納以授出或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排下任何購股權獲行使；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似安排以配發股份，以代替本公司股份之全部或部分股息，

不得超過以下各項之總和：(aa)本公司於本決議案通過之日已發行股本面值總額20%；及(bb)本公司於本決議案通過後購回之本公司股本面值(最多不得超過於二零零七年六月二十六日股東作出授權當日本公司已發行股本之10%，即330,179,136股股份)，而此項批准亦須受此限制；及

(c) 就本議案而言：

「**配售新股**」指本公司董事會於訂定期間內向於指定記錄日期在股東名冊內登記之本公司股份持有人，按其當時持股比例配售新股之建議，惟本公司董事有權就零碎股份或考慮到任何香港以外地區之法律或該等地區任何認可監管機構或證券交易所之規定之任何限制或責任後，作出彼等認為必要或權宜權利以取消或作出其他安排；及

「**有關期間**」指本決議案通過之日起至下列最早發生日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定須舉行下屆股東週年大會之期限屆滿；或

(iii) 本公司股東於股東大會以普通決議案撤銷或修改本決議案所作出之授權。」

5. 「**動議**待召開本大會通告內第4項決議案獲通過後，擴大根據第4項決議案(a)段向本公司董事授出行使本公司權力之一般授權，加入本公司按於二零零七年六月二十六日舉行之股東週年大會上股東作出之授權而購回本公司股本面值總額之金額，惟有關數目不得超過330,179,136股股份，即於該股東週年大會當日本公司已發行股本面值總額之10%。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

二零零七年十一月五日

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

附註：

1. 茲附奉適用於大會之藍色代表委任表格。本公司股東填妥及交回藍色代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由委任代表代為作出。受委任代表毋須為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權之授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之授權人簽署。

4. 委任代表之文件連同簽署授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室(註明致公司秘書收)，方為有效；倘無交回，代表委任文件將不被視作有效。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就有關股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士(主席)、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生，而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

茲通告K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）謹訂於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈為普通決議案的決議案（不論有否修訂）：

「**動議**批准、追認及確認Sutimar Enterprises Limited、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l與本公司（作為擔保人）所訂立日期為二零零七年十月八日有關擬出售銀河娛樂集團有限公司452,500,000股股份之股份出讓協議（「股份出讓協議」），協議副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事實行股份出讓協議所述一切交易，並進行彼等認為對股份出讓協議及據此擬進行之安排生效乃屬必要或權宜之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
秘書
陳明德

香港，二零零七年十一月五日

香港主要辦事處：
香港北角
渣華道191號
嘉華國際中心
二十九樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

附註：

1. 茲附奉適用於大會之**白色**代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。

4. 委任代表之文件及簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要辦事處，地址為香港北角渣華道191號嘉華國際中心29樓***(註明致本公司秘書收)***，方為有效；倘無依時交回，代表委任文件將不被視作有效。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或所委托之代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或所委托之代表代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士而獨立非執行董事則為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

END